Form 10-K/A, Exhibit 13
period 1996-05-31
CINTAS CORP
filed 1997-05-01
CIK 723254

FINANCIAL HIGHLIGHTS
                               Years Ended May 31
                      (In thousands except per share data)


                                                                            %
                                     1996              1995              Change
                                   --------         ---------          ---------
Operating Results
     Net Revenues                 $730,130          $615,098              18.7%
     Net Income                     75,183            62,743              19.8%
     Return on Average Equity        18.9%             18.6%               1.6%



Financial Condition
     Shareholders' Equity         $429,497          $364,344              17.9%
     Working Capital               194,908           146,410              33.1%
     Current Ratio                  2.90:1            2.54:1              14.2%



Per Share Data
     Net Income                       $1.60             $1.34             19.4%
     Shareholders' Equity
          (book value)                 9.10              7.75             17.4%
     Dividends                         0.25              0.20             25.0%

TO OUR SHAREHOLDERS AND FRIENDS


      Fiscal year 1996 marks our twenty-seventh consecutive year of uninterrupted growth in sales and profits. During these twenty-seven years, our sales have grown at a compound annual rate of 24% and profits have grown at a compound annual rate of 34%. Our dedication to customer satisfaction, attention to detail and commitment to improved quality are the keys to our continued success. These, along with our outstanding team of dedicated working partners, have produced a company that truly IS THE ANSWER to customer and shareholder satisfaction.

      Revenues for fiscal year 1996 totaled $730.1 million, a 19% increase from last year. Pretax income of $122.2 million increased 21% from $101.0 million last year, while net income of $75.2 million increased 20% over fiscal 1995. Our earnings per share increased 19% to $1.60 per share from $1.34 last year.

      When Cintas went public in August 1983, we were comparable in size to the other public companies in our industry. Since then, Cintas has grown at a faster rate and now is the largest public company almost twice as large as the next largest company in the industry. This chart conveys the progress we have made:

                                       Fiscal 1983            Fiscal 1996
                                       -----------            -----------
Revenues                              $62.8 million         $730.1 million
Net Income                             $5.5 million          $75.2 million
Earnings Per Share                        $.17                   $1.60
Uniform Rental Locations                   23                     117
Manufacturing Plants                        1                      4
Distribution Centers                        2                      3
Business Customers                       14,000                 166,000
Individuals in Uniform                   200,000              1.7 million
Market Share                              3.5%                   17.0%
Market Value                       $111 million (IPO)        $2.5 billion

      Our successful track record, corporate culture and reputation enable us to attract a special group of talented people who are united in a common cause and enjoy what they do. Recently, three of our key partners were promoted. Jim Critchfield, with eighteen years at Cintas, has been promoted to Vice President
- North Central Region, after serving as a General Manager of our Schaumburg, Illinois, operation. Larry Harmon, a thirteen-year veteran, has been promoted to Vice President - Human Resources after serving as Vice President - Western Region. Jim Krupansky, having served Cintas for fifteen years in various positions, has been promoted to Vice President - Western Region. His most recent position was General Manager of our Detroit, Michigan, operation.

      These seasoned managers have proven track records in sales, service and operations. Their skills are many - but they are masters at building teams and motivating our partners to be the best they can be. They are highly qualified and well prepared for their new positions.

     With the highest customer satisfaction in the industry, Cintas is poised for the future. We are the largest, fastest growing and most profitable public company in the business. We have excellent financial resources, we have modern, productive plants, and we believe we can continue our successful track record because of our great ownership-driven team. We thank you for your continued support and interest.

Sincerely yours,



Richard T. Farmer
Chairman of the Board



Robert J. Kohlhepp
President and Chief Executive Officer

FISCAL 1996 IN REVIEW

LEADERSHIP?   CINTAS IS THE ANSWER.

The dictionary defines a leader as one who shows the way, or directs the course, by going before another. Cintas is the leader in the uniform rental industry.

o    We are the largest public company in our industry.

o    We have the highest long-term growth rates in sales and profits.

o We have a 17% share of the $4.3 billion market and 5% share of a $13.5 billion potential market.

o In the last five years, we expanded our service to more than 70 new cities; 13 in the year that just ended.

o We have an outstanding management team, most of whom have been with our Company for many years.

o We are ownership-driven. The majority of our management team's personal net worth is invested in Cintas.

o We do extensive market research to identify new and better ways to satisfy our customers.

o    We are the innovator of new products and services for our customers.

o We have an excellent reputation that attracts new partners and new customers.

PRODUCTIVITY?  CINTAS IS THE ANSWER.

We continue to be the leader in the industry in building modern and productive facilities. Cintas has a research and development team that works closely with our operations and our suppliers to determine the most cost effective and efficient processes for every facility we build or renovate. In fiscal 1996 alone we spent approximately $5 million in research and development, testing new technology and processes to improve our productivity.

EXPANDING CAPACITY?  CINTAS IS THE ANSWER.

We constantly expand capacity to keep pace with our growth. Fiscal 1996 was no exception. We completed two new plants - one in Las Vegas, Nevada, and the other in Denver, Colorado - and renovated or expanded three additional plants. Currently, new plants are under construction in Indianapolis, Indiana; Austin, Texas; Ontario, California; and Boston, Massachusetts. We also expanded our Mason, Ohio, Distribution Center in order to increase capacity and more effectively service the Company's continued growth in the Midwest, on the East Coast, and in Canada. A third distribution center, in Montgomery, Alabama, was opened to service operations in the South, Southeast, and Southwest regions of the United States.

ACQUISITIONS?   CINTAS IS THE ANSWER.

There are currently more than 700 mostly family-owned companies serving the uniform rental market in the United States. The industry has been in a consolidation phase for many years. Since going public in 1983, Cintas has made more than 80 acquisitions, which account for approximately a third of our total growth. Acquisitions will continue to play a major role in the growth of our Company going forward.


FINANCIAL RESOURCES?  CINTAS IS THE ANSWER.

The Company has strong financial resources to continue our track record into the future. Total cash and marketable securities of $82.5 million increased 81% from $45.5 million last year. Operating cash flow per share was $2.39 for fiscal 1996, a 49% increase over last year. Our current ratio improved from 2.54:1 to 2.90:1. Our debt to total capital stands at 22.5%, which provides significant additional borrowing capacity for acquisitions and internal growth. We are well positioned to take advantage of the many opportunities we have for continued outstanding growth.

DEDICATED, HARDWORKING TEAM?   CINTAS IS THE ANSWER.

At Cintas, we consider each other partners and we call each other "partner". We applaud all of our partners and continue to dedicate resources to education in all areas of our Company. Education is an everyday occurrence at Cintas. In fiscal 1996, we invested approximately 425,000 hours in formalized classroom training - imparting more knowledge in sales skills, world-class service, human relations, motivation skills, productivity and quality.

LEADING THE WAY TO WORLD-CLASS SERVICE?   CINTAS IS THE ANSWER.

Our goal of achieving world-class service is clearly the most important objective we have as a Company. Our customers expect good service, but "good" is never good enough. We must provide exceptional service, and we do. Take Avis for example: since 1983, we have been providing industrial uniforms to their employees who work "behind the scenes," cleaning and preparing the vehicles for their customers. Our performance won the coveted "Avis Total Quality Award," given to top suppliers. Avis recently chose Cintas to provide the tailored uniform service to the rest of their employees - those who have a higher level of customer contact, such as their rental sales agents and managers. Quality pays off and our insistence on excellence will fuel our future growth. As a result, our partners can count on rewarding careers and our shareholders will have an attractive return.

ELEVEN YEAR FINANCIAL  SUMMARY
Years Ended May 31
(In thousands except per share data)



                             1986         1987         1988         1989         1990         1991
                             ----         ----         ----         ----         ----         ----
Net Revenues..........    $144,621      185,101      228,091      269,260      311,776      352,480
Net Income............    $ 12,318       14,737       18,550       23,101       27,994       31,339
Earnings Per Share....    $   0.30         0.35         0.44         0.52         0.62         0.69
Dividends Per Share...    $   0.02         0.03         0.04         0.05         0.07         0.09
Total Assets..........    $165,474      194,847      213,958      228,000      274,103      326,752
Shareholders' Equity..    $ 72,961       86,646      104,710      138,079      163,026      191,124
Return on Average
   Equity.............       18.3%        18.5%        19.4%        19.0%        18.6%        17.7%
Long-Term Debt........    $ 62,797       70,757       65,490       43,303       54,079       68,974



                                                                                            10 Year
                                                                                             Compd
                             1992         1993         1994         1995         1996        Growth
                             ----         ----         ----         ----         ----        ------

Net Revenues..........    $401,563      452,722      523,216      615,098      730,130       17.6%
Net Income............    $ 39,195       44,873       52,170       62,743       75,183       19.8%
Earnings Per Share....    $0.85(a)         0.97         1.12         1.34          1)6       18.2%
Dividends Per Share...    $   0.11         0.14         0.17         0.20            0       28.7%
Total Assets..........    $361,261      454,165      501,632      596,181      668,762       15.0%
Shareholders' Equity..    $225,864      264,914      309,652      364,344      429,497       19.4%
Return on Average
  Equity..............       18.8%        18.3%        18.2%        18.6%        18.9%
Long-Term Debt........   $  67,790      103,611       84,184      120,275      117,924


(a) Includes earnings of $.06 per share due to the adoption of SFAS No. 96.

Note:Results  prior to October 1, 1991,  have been  restated  to include  Rental
     Uniform Service of Greenville, S.C., Inc.


                               Cintas Corporation

                        CONSOLIDATED STATEMENTS OF INCOME
                               Years Ended May 31
                      (In thousands except per share data)


                                                   1996       1995       1994
                                                 --------   --------    --------
Revenues:
   Net rentals...................................$648,616   $545,267   $464,922
   Net sales.....................................  81,514     69,831     58,294
                                                   ------     ------     ------

                                                  730,130    615,098    523,216

Costs and expenses (income):
   Cost of rentals............................... 369,386    312,313    264,477
   Cost of sales.................................  67,424     58,952     48,868
   Selling and administrative expenses........... 164,471    137,675    119,446
   Interest income...............................  (2,454)    (2,148)    (1,690)
   Interest expense..............................   9,073      7,345      6,664
                                                  -------    -------    -------

                                                  607,900    514,137    437,765
                                                  -------    -------    -------

Income before income taxes....................... 122,230    100,961     85,451
Income taxes.....................................  47,047     38,218     33,281
                                                  -------    -------    -------
Net income....................................... $75,183    $62,743    $52,170
                                                  =======    =======    =======

Weighted average number of shares outstanding....  47,099     46,891     46,706
                                                   ======     ======     ======


Earnings per share...............................   $1.60      $1.34      $1.12
                                                    =====      =====      =====

Dividends per share..............................   $0.25      $0.20      $0.17
                                                    =====      =====      =====


                             See accompanying notes.

                               Cintas Corporation

                           CONSOLIDATED BALANCE SHEETS
                                  As of May 31
                        (In thousands except share data)

                                                        1996             1995
                                                       -------           ------
Assets

Current assets:
   Cash and cash equivalents.......................    $9,066            $6,685
   Marketable securities...........................    73,477            38,797
   Accounts receivable, principally trade,
     less allowance of $1,958
     and $2,029, respectively......................    78,244            69,032
   Inventories.....................................    34,678            36,883
   Uniforms and other rental items in service......   100,307            88,670
   Prepaid expenses................................     1,730             1,355
                                                        -----             -----

Total current assets...............................   297,502           241,422

Property, plant and equipment, at cost, net........   252,597           227,997
Other assets.......................................   118,663           126,762

                                                     $668,762          $596,181
                                                     ========          ========


Liabilities and Shareholders' Equity
------------------------------------

Current liabilities:
   Accounts payable................................   $19,363           $17,265
   Accrued liabilities.............................    49,168            42,158
   Income taxes:
     Current.......................................       ---             2,191
     Deferred......................................    27,471            23,368
   Long-term debt due within one year..............     6,592            10,030

Total current liabilities..........................   102,594            95,012

Long-term debt due after one year..................   117,924           120,275
Deferred income taxes..............................    18,747            16,550

Shareholders' equity:
   Preferred stock, no par value;
     100,000 shares authorized,
     none outstanding..............................       ---             ---
   Common stock, no par value;
     120,000,000 shares authorized,
     47,199,299  and 47,005,340
     shares issued and outstanding,
     respectively..................................    43,657            42,035
   Retained earnings...............................   386,673           323,284
   Foreign currency translation adjustment.........      (833)             (975)
                                                        -----             -----

Total shareholders' equity.........................   429,497           364,344
                                                      -------           -------

                                                     $668,762          $596,181
                                                     ========          ========

                             See accompanying notes.

                               Cintas Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (In thousands)

                                                                                       Foreign
                                                                                       Currency          Total
                                                         Common Stock       Retained   Translation    Shareholders'
                                                      Shares     Amount     Earnings   Adjustment         Equity
                                                      ------   ---------   ---------   -----------    -------------

Balance at May 31, 1993 ...............................46,579   $  39,869   $ 225,722    $    (677)     $ 264,914
    Net income ........................................  --          --        52,170       52,170
    Dividends .........................................  --          --        (7,953)        --           (7,953)
    Stock options exercised net of
        shares surrendered ............................   222         750        --           --              750
    Tax benefit resulting from exercise of
        employee stock options ........................  --           320        --           --              320
    Foreign currency translation adjustment ...........  --          --          --           (549)          (549)

                                                       ------   ---------   ---------     ---------      ---------

Balance at May 31, 1994 ...............................46,801      40,939     269,939       (1,226)       309,652
    Net income ........................................  --          --        62,743         --           62,743
    Dividends .........................................  --          --        (9,398)        --            9,398
    Stock options exercised net of
        shares surrendered ............................   204         906        --           --              906
    Tax benefit resulting from exercise of
        employee stock options ........................  --           190        --           --              190
    Foreign currency translation adjustment ...........  --          --          --            251            251

                                                       ------   ---------   ---------     ---------      ---------
Balance at May 31, 1995 ...............................47,005      42,035     323,284         (975)       364,344
    Net income ........................................  --          --        75,183         --           75,183
    Dividends .........................................  --          --       (11,794)        --          (11,794)
    Stock options exercised net of
        shares surrendered ............................   194         768        --           --              768
    Tax benefit resulting from exercise of
           employee stock options......................  --           854        --           --              854
    Foreign currency translation adjustment ...........  --          --          --            142            142


Balance at May 31, 1996................................47,199    $43,657    $386,673        $(833)      $429,497
                                                       ======    =======    ========        ======       ========

                             See accompanying notes.

                               Cintas Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Years Ended May 31
                                 (In thousands)

                                                                                 1996            1995           1994
                                                                                 ----            ----           ----
Cash flows from operating activities:
Net income.............................................................       $75,183         $62,743        $52,170
Adjustments to reconcile net income to net cash
  provided by operating activities:
          Depreciation.................................................        30,586          26,179         24,271
          Amortization of deferred charges.............................        12,518          11,527         10,789
          Deferred income taxes........................................         6,300           2,162          7,184
          Equity in earnings of affiliate..............................           ---           (428)          (347)
          Change in current assets and liabilities, net of
               acquisitions of businesses:
           Accounts receivable.........................................       (9,171)        (10,180)        (7,055)
           Inventories.................................................       (9,432)        (21,400)       (19,777)
           Prepaid expenses............................................         (375)             (3)            503
           Accounts payable............................................         2,098         (2,162)        (1,842)
           Accrued liabilities.........................................         6,910           6,628          4,850
           Income taxes payable........................................       (2,191)             184            684
                                                                              -------         -------        -------

Net cash provided by operating activities..............................       112,426          75,250         71,430

Cash flows from investing activities:
      Proceeds from sale of property, plant and equipment..............         1,715           2,333          1,326
      Capital expenditures.............................................      (56,780)        (58,879)       (37,164)
      Proceeds from sale or redemption of marketable securities........        74,220         196,204         47,053
      Purchase of marketable securities................................     (108,900)       (182,668)       (58,609)
      Acquisitions of businesses, net of cash acquired.................       (2,307)        (50,095)       (11,796)
      Other............................................................       (2,173)           1,126        (2,753)
                                                                              -------        --------        -------

Net cash used by investing activities..................................      (94,225)        (91,979)       (61,943)

Cash flows from financing activities:
      Proceeds from issuance of long-term debt.........................           424          52,208             63
      Repayment of long-term debt......................................       (6,213)        (21,829)        (8,410)
      Issuance of common stock.........................................           768             906            750
      Repurchase of common stock.......................................           ---         (7,112)            ---
      Dividends paid...................................................      (11,794)         (9,398)        (7,953)
      Other............................................................           995             190            320
                                                                             --------        --------        -------

Net cash provided by (used in) financing activities....................      (15,820)          14,965       (15,230)
                                                                             --------        --------       --------

Net increase (decrease) in cash and cash equivalents...................         2,381         (1,764)        (5,743)

Cash and cash equivalents at beginning of year.........................         6,685           8,449         14,192
                                                                             --------         -------        -------

Cash and cash equivalents at end of year...............................        $9,066          $6,685         $8,449
                                                                               ======          ======         ======

                             See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND SHARE DATA)

1.    SIGNIFICANT ACCOUNTING POLICIES

     Business description. Cintas designs, manufactures and implements corporate identity uniform programs which it rents or sells to customers throughout the United States and Canada. The Company provides this highly specialized service to businesses of all types--from small service companies to major corporations that employ thousands of people.

     Principles of consolidation. The consolidated financial statements include the accounts of Cintas Corporation and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions have been eliminated.

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

     Cash flows. For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less, at date of purchase, to be cash equivalents.

     Inventories. Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods.

     Uniforms and other rental items in service. These items are valued at cost less amortization, calculated using the straight-line method generally over periods of eight to eighteen months.

     Depreciation. The Company calculates depreciation using the straight-line method over the estimated useful lives of the assets.

     Other assets. Other assets consist primarily of service contracts and non-compete or consulting agreements obtained through the acquisition of businesses, which are amortized by use of the straight-line method over the estimated lives of the agreements which are generally five to ten years, and goodwill, which is amortized using the straight-line method over forty years.

     Stock options. The Company grants stock options to certain employees at the fair market value of the underlying common stock on the date of the grant. The stock option grants are accounted for in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly no compensation expense is recorded for the stock option grants.

     Earnings per share. Earnings per share is calculated on the basis of the weighted average number of shares of common stock outstanding during the year, including the dilutive effect, if any, of assumed conversion of common stock equivalents.

  2.  MARKETABLE SECURITIES

      All marketable equity securities and debt securities are classified as available-for-sale. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in investment income. The cost of the securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

The following is a summary of marketable securities at May 31, 1996 and 1995:

                                              1996                    1995
                                     ---------------------  -------------------
                                                Estimated             Estimated
                                       Cost    Fair Value    Cost    Fair Value
                                     -------   ----------   -------  ----------
Obligations of state and
     political subdivisions          $57,318     $57,249    $26,434     $26,130
U.S. Treasury securities and
     obligations of U.S.
     government agencies.............  6,142       6,077      5,306       5,317

Other debt securities................ 10,017      10,053      7,057       7,036
                                      ------      ------      -----       -----

                                     $73,477     $73,379    $38,797     $38,483
                                     =======     =======    =======     =======


The gross realized gains on sales of available-for-sale securities totaled $77, $154 and $42 for the years ended May 31, 1996, 1995 and 1994, and the gross realized losses totaled $127, $203 and $78, respectively. Net unrealized losses are $98 and $314 at May 31, 1996 and 1995, respectively. Marketable securities are carried at cost which approximates market.

      The amortized cost and estimated fair value of debt and marketable equity securities at May 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

                                                                       Estimated
                                                              Cost    Fair Value
                                                             -------  ----------

Due in one year or less....................................  $50,167     $50,208
Due after one year through three years.....................   19,603      19,526
Due after three years......................................    3,707       3,645
                                                             -------     -------
                                                             $73,477     $73,379
                                                             =======     =======


3.    PROPERTY, PLANT AND EQUIPMENT                           1996        1995
                                                            --------    --------
Land.......................................................  $24,458     $22,526
Buildings and improvements.................................  124,590     119,109
Equipment..................................................  198,384     175,858
Leasehold improvements.....................................    1,016       1,035
Construction in progress...................................   18,030      14,862
                                                              ------      ------
                                                             366,478     333,390
Less accumulated depreciation..............................  113,881     105,393
                                                             -------     -------

                                                            $252,597    $227,997
                                                            ========    ========

4.       OTHER ASSETS                                         1996         1995
                                                            --------    --------

Goodwill...................................................  $57,962     $56,562
Service contracts..........................................   61,329      64,171
Non-compete and consulting agreements......................   47,175      48,452
                                                              ------      ------
                                                             166,466     169,185
Less accumulated amortization..............................   55,630      49,564
                                                              ------      ------
                                                             110,836     119,621
Other......................................................    7,827       7,141
                                                               -----       -----

                                                            $118,663    $126,762
                                                            ========    ========


                                                              1996       1995
                                                            --------    --------
5.    LONG-TERM DEBT
Secured term notes due through 2003
     at an average rate of 7.99%.....................        $37,351     $39,756
Unsecured term notes due through 2002
     at an average rate of 7.48%.....................         38,571      40,000
Unsecured notes due through 2009
     at an average rate of 5.87% ....................         29,055      29,819
Unsecured revolving note due in 2000
     at a rate of 5.94%..............................         10,000      10,000
Industrial development revenue bonds
     due through 2003 at an average rate of 5.17%....          7,202       8,236
Other long-term obligations..........................          2,337       2,494
                                                             -------     -------
                                                             124,516     130,305
Less amounts due within one year.....................          6,592      10,030
                                                             -------     -------

                                                            $117,924   $120,275
                                                            ========   ========


    Debt in the amount of $46,712 is secured by assets with a carrying value of $43,475 at May 31, 1996, and letters of credit in the amount of $11,116 . Maturities of long-term debt during the five years ending May 31, 2001, are:
$6,592, $6,733, $33,821, $33,705 and $5,379, respectively.  At May 31, 1996, the fair value of the Company's outstanding debt approximates its carrying value.

    Interest expense is net of capitalization of $435, $638 and $449 for the years ended May 31, 1996, 1995 and 1994, respectively. Interest paid, net of the amount capitalized, was $9,532, $7,453 and $7,008 for the years ended May 31, 1996, 1995 and 1994, respectively.

6.    LEASES

   The Company conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from one to ten years. The lease agreements provide for increases in rentals if the options are exercised, based on increases in certain price level factors or prearranged increases. The minimum rental payments for the five years ending May 31, 2001, are: $3,442, $3,106, $2,666, $2,243 and $1,992, respectively. Rent expense under operating leases during the years ended May 31, 1996, 1995 and 1994, was approximately $5,572, $5,369 and $4,258, respectively.


7.    INCOME TAXES                                  1996        1995      1994
                                                    ----        ----      ----
Income taxes consist of the following
 components:
      Current:
          Federal............................... $35,001     $29,787   $21,900
          State and local.......................   5,746       5,389     4,197
                                                 -------     -------   -------
                                                  40,747      35,176    26,097
      Deferred..................................   6,300       3,042     7,184
                                                 -------     -------   -------
                                                 $47,047     $38,218   $33,281
                                                 =======     =======   =======

Reconciliation  of income tax expense
using the statutory rate and actual income
tax expense is as follows:
      Income taxes at the U.S. federal
          statutory rate........................ $42,781     $35,336   $29,908
      State and local income taxes,
          net of federal benefit................   4,239       3,659     3,412
      Non-taxable income earned.................    (599)       (599)     (554)
      Tax credits...............................    (216)       (395)     (602)
      Effect of tax rate changes on
          tax liabilities.......................      --          --     1,064
      Other.....................................     842         217        53
                                                   -----      -------  -------

                                                 $47,047      $38,218  $33,281
                                                  =======     =======  =======


      The components of deferred income taxes included on the balance sheets at May 31, 1996, 1995, and 1994, are as follows:

                                                    1996       1995        1994
                                                    ----       ----        ----
Deferred tax assets:
      Employee benefits ......................... $6,936     $6,450      $4,272
      Allowance for bad debts and other..........  5,821      6,009       2,667
                                                   -----      -----       -----
                                                  12,757     12,459       6,939
Deferred tax liabilities:
      In-service inventory....................... 36,348     32,627      27,575
      Depreciation............................... 17,682     15,104      13,509
      Other......................................  4,945      4,646       3,326
                                                   -----      -----       -----
                                                  58,975     52,377      44,410
                                                  ------     ------      ------

Net deferred tax liability.......................$46,218    $39,918     $37,471
                                                 =======    =======     =======


     Income taxes paid were $40,817, $35,362 and $29,741 for the years ended May 31, 1996, 1995 and 1994, respectively.

8.    ACQUISITIONS

Information relating to the acquisitions of uniform rental businesses which were accounted for as purchases is as follows:


                                                  1996        1995        1994
                                                 ------     -------     --------

 Number of acquisitions.......................        3          12           8
 Fair value of assets acquired................   $2,407     $52,684     $11,996
 Liabilities assumed and incurred ............      100       2,589         200
                                                 ------     -------     -------
 Total cash paid for acquisitions ............   $2,307     $50,095     $11,796
                                                 ======     =======     =======


      On February 13, 1995, the Company acquired 80% of the outstanding stock of Cadet Uniform Services, Ltd., a uniform rental company in Toronto, Ontario, for approximately $41 million which was financed through borrowings. The purchase increased the Company's ownership from 20% to 100%.

      In addition to the acquisitions reflected in the table, the Company acquired one business in fiscal 1995 by reissuing 219,765 treasury shares and accounted for the acquisition as a purchase.

      The results of operations from the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The unaudited pro forma results of operations for the years ended May 31, 1996 and 1995, assuming the acquisitions had occurred on June 1 of each respective year, would be approximately as follows:

                                                   1996            1995
                                                 --------        --------
         Revenues..........................      $731,319        $637,497
         Net income........................       $75,223         $64,058
         Earnings per share................         $1.60           $1.37

      The unaudited pro forma results of operations are not necessarily indicative of the actual operating results that would have occurred had the acquisitions been consummated on June 1 of each respective fiscal year or of future operating results of the combined companies.

9.    CINTAS PARTNERS' PLAN

      The Cintas Partners' Plan (the Plan) is a non-contributory profit sharing plan and ESOP for the benefit of Company employees who have completed one year of service. The Plan also includes a 401(k) savings feature covering substantially all employees. The amount of contributions to the profit sharing plan and ESOP and the matching contribution to the 401(k) are at the discretion of the Company. Total contributions, including the Company's matching contributions, were $6,188, $4,956 and $4,300 for the years ended May 31, 1996, 1995 and 1994, respectively.

10.   STOCK OPTIONS

      Under a stock option plan adopted by the Company in fiscal 1993, the Company may grant officers and key employees incentive stock options and/or non-qualified stock options to purchase an aggregate of 2,300,000 shares of the Company's common stock. Options are generally granted at the fair market value of the underlying common stock on the date of grant and generally become exercisable at the rate of 20% per year commencing five years after grant, so long as the holder remains an employee of the Company.

      The information presented in the table relates to incentive stock options granted and outstanding under either the plan adopted in fiscal 1993 or under a similar plan which expired in June 1993.

                                                                   Stock Option
                                                       Shares       Price Range
                                                    ---------      -------------
Outstanding May 31, 1993
     (297,654 shares exercisable)................   1,317,476      $2.67-$28.75

Granted..........................................     193,750       26.50-27.50
Cancelled........................................    (48,710)        5.92-28.25
Exercised........................................   (226,682)        2.67-12.17
                                                    ---------     -------------
Outstanding May 31, 1994
     (246,551 shares exercisable)................   1,235,834        3.46-28.75

Granted..........................................     237,200       31.88-38.38
Cancelled........................................    (88,950)        5.92-31.88
Exercised........................................   (219,515)        3.46-12.17
                                                    ---------      ------------
Outstanding May 31, 1995
     (167,109 shares exercisable)................   1,164,569        5.92-38.38

Granted .........................................     225,250       34.75-52.50
Cancelled........................................    (28,420)        7.96-43.25
Exercised........................................   (159,923)        5.92-13.33
                                                    ---------      ------------
Outstanding May 31, 1996
     (123,706 shares exercisable) ...............   1,201,476      $7.96-$52.50
                                                    ---------      ------------


      In addition to the outstanding incentive stock options reflected in the table, there were 210,970, 205,170 and 188,750 outstanding non-qualified stock options at May 31, 1996, 1995 and 1994, respectively. During fiscal 1996, 88,500 non-qualified stock options were granted and 82,700 were exercised. At May 31, 1996, the exercise prices of these outstanding options ranged from $7.96 to $43.25 per share, and 74,300 of these outstanding options were exercisable.

      At May 31, 1996, 3,792,000 shares of common stock are reserved for future issuance.

11.   QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following is a summary of the results of operations for each of the quarters within the years ended May 31, 1996 and 1995:

                                          First     Second     Third    Fourth
May 31, 1996                            Quarter    Quarter    Quarter   Quarter
------------                            -------    -------    -------   -------

Revenues from rentals and sales........$170,343    182,369    182,977    194,441
Gross profit........................... $69,256     72,959     73,122     77,983
Net income............................. $16,288     18,847     18,524     21,524
Earnings per share.....................   $0.35       0.40       0.39       0.46
Weighted average number of shares
  outstanding..........................  47,033     47,053     47,122     47,190


May 31, 1995
------------

Revenues from rentals and sales........$142,037    151,591    151,217    170,253
Gross profit........................... $57,481     59,502     59,359     67,491
Net income............................. $13,760     15,756     15,315     17,912
Earnings per share.....................   $0.29       0.34       0.33       0.38
Weighted average number of shares
  outstanding..........................  46,805     46,829     46,932     47,000

                            REPORT OF AUDIT COMMITTEE


      The Audit Committee (the Committee) of the Board of Directors is composed of three independent directors. The Committee, which held two audit meetings during fiscal 1996, oversees the Company's financial reporting process on behalf of the Board of Directors.

      In fulfilling its responsibility, the Committee recommended to the Board of Directors the selection of the Company's independent auditors. The Committee discussed with the independent auditors the overall scope and specific plan for their audits. The Committee also discussed the Company's consolidated financial statements and the adequacy of the Company's system of internal control.

      The Committee meets with the Company's independent auditors, without management present, to discuss the results of their audits, their evaluation of the system of internal control and the overall quality of the Company's financial reporting. The meetings also are designed to facilitate any private communications with the Committee desired by the independent auditors.


Roger L. Howe, Chairman
Audit Committee
July 8, 1996


                          REPORT OF ERNST & YOUNG LLP,
                              INDEPENDENT AUDITORS


The Board of Directors
Cintas Corporation

      We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas
Corporation at May 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.


Cincinnati, Ohio                                    Ernst & Young LLP
July 8, 1996

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


FISCAL 1996 COMPARED TO FISCAL 1995

      Fiscal 1996 marked another year of uninterrupted growth for the Company. Total revenues were $730 million, an increase of 19% over fiscal 1995. Net income of $75 million and earnings per share of $1.60 represented increases of 20% and 19%, respectively, over the prior fiscal year. Net rental revenues increased 19%; revenues in existing rental operations increased 15%, while acquisitions accounted for the remaining growth. Net sales revenues increased 17%. Return on equity of 19% was comparable with the prior year.

      Income before taxes increased 21% to $122 million. Net interest expense increased $1 million primarily due to an increase in the amount of long-term debt associated with the acquisition of Cadet Uniform Services, Ltd. in fiscal 1995. The Company's effective tax rate was 38% in both 1996 and 1995.

      Cash, cash equivalents and marketable securities increased by $37 million, primarily due to strong cash flow from operations. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

      Inventories decreased $2 million as the Company focused on improving the efficiency of its distribution operations while still maintaining service levels for anticipated growth.

      Net property, plant and equipment increased by $25 million. In fiscal 1996, the Company constructed two new uniform rental facilities to accommodate growth in rental operations.

FISCAL 1995 COMPARED TO FISCAL 1994

      During fiscal 1995, total revenues were $615 million, net income was $63 million and earnings per share was $1.34, increasing 18%, 20% and 20%, respectively. Net rental revenues increased 17%. Revenues in existing rental operations increased 14%, while acquisitions accounted for the remaining growth. Net sales revenues increased 20% due to new business and expansion of business within existing national accounts. Return on equity of 19% was comparable with the prior year.

      Income before taxes increased 18% to $101 million. The Company's effective tax rate decreased from 39% to 38%. In fiscal 1994, the Company recorded a one-time charge for the retroactive impact (to January 1, 1993) of an increase in corporate marginal tax rates due to the enactment of the Omnibus Budget Reconciliation Act of 1993.

      In fiscal 1995, the Company acquired 80% of the outstanding stock of Cadet Uniform Services, Ltd., for approximately $41 million which was financed through borrowings. The purchase increased the Company's ownership from 20% to 100%.

      Cash, cash equivalents and marketable securities decreased by $15 million due to capital expenditures and acquisitions, which was partially offset by strong cash flow from operations. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Inventories increased $8 million as the Company added products for the catalog program and proprietary products in the rental line.

      Net property, plant and equipment increased by $35 million. In fiscal 1995, the Company constructed five new uniform rental facilities to accommodate growth in rental operations. Other assets increased by $39 million, reflecting goodwill, service contracts, and non-compete and consulting agreements obtained through the acquisition of uniform businesses.

FINANCIAL CONDITION


      At May 31, 1996, the Company had $83 million in cash, cash equivalents and marketable securities. The Company's investment policy pertaining to marketable securities is conservative. Preservation of principal while earning an attractive yield are the criteria used in making investments. Working capital increased $49 million to $195 million due primarily to the increase in cash, cash equivalents and marketable securities.

      Capital expenditures for fiscal 1996 totaled $57 million. The Company continues to reinvest profits into land, buildings and equipment in order to expand capacity for future growth. The Company anticipates that capital expenditures for fiscal 1997 will approximate $62 million.

      The Company's percentage of debt to total capitalization was 22% at May 31, 1996, versus 26% at May 31, 1995.

     During the year, the Company paid dividends of $12 million or $0.25 per share. This dividend is an increase of 25% over that paid in fiscal 1995.

INFLATION AND CHANGING PRICES


      Management believes inflation has not had a material impact on the Company's financial condition or a negative effect on operations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS


      The Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in March 1995. The statement established standards for recording impairment losses on long-lived assets used in operations, as well as long-lived assets that are expected to be disposed. The Company will adopt Statement No. 121 in the first quarter of fiscal 1997 and does not believe the effect of adoption will be material.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                  OFFICERS

Gerald V. Dirvin                    Robert R. Buck           Carl W. Kettenacker
Retired Executive Vice President    Senior Vice President    Vice President
and Director of The Procter &
Gamble Company                      Bruce L. Burgess         Robert J. Kohlhepp
                                    Vice President           President and Chief
Richard T. Farmer                                            Executive Officer
Chairman of the Board               Karen L. Carnahan
                                    Treasurer                James J. Krupansky
Scott D. Farmer                                              Vice President
Vice President of the Corporation   James (Jay) Case
                                    Vice President           Robert A. Oswald
James J. Gardner                                             Vice President
Retired Vice President              James V. Critchfield
of the Corporation                  Vice President           David Pollak, Jr.
                                                             Vice President
Roger L. Howe                       Richard T. Farmer
Chairman of the Board               Chairman of the Board    William L. Pratt
of U.S. Precision Lens, Inc.                                 Vice President
                                    Scott D. Farmer
Donald P. Klekamp                   Vice President           Rodger V. Reed
Senior Partner of Keating, Muething                          Vice President
and Klekamp                         William C. Gale
                                    Vice President, Finance  Bruce E. Rotte
Robert J. Kohlhepp                                           Vice President
President and Chief Executive       Larry A. Harmon
Officer of the Corporation          Vice President           G. Thomas Thornley
                                                             Vice President
John S. Lillard                     David T. Jeanmougin
Retired Chairman-Founder of JMB     Senior Vice President
Institutional Realty Corporation
                                    John S. Kean III
                                    Senior Vice President

SHAREHOLDER INFORMATION


EXECUTIVE OFFICES                        10-K REPORT

Cintas  Corporation                      A copy of the Form 10-K annual report
6800 Cintas Boulevard                    filed with the Securities and Exchange
P.O. Box 625737                          Commission for  the year ended May 31,
Cincinnati, Ohio 45262-5737              1996, is available at no charge to
                                         shareholders. Direct requests in
                                         writing for this report or other
                                         information to:

AUDITORS                                 William C. Gale
                                         Vice President, Finance
Ernst & Young LLP                        Cintas Corporation
1300 Chiquita Center                     6800 Cintas Boulevard
250 East Fifth Street                    P.O. Box 625737
Cincinnati, Ohio  45202                  Cincinnati, Ohio  45262-5737
                                         (513) 459-1200

MARKET FOR REGISTRANT'S COMMON STOCK     SECURITY HOLDER  INFORMATION
Cintas  Corporation  Common Stock is
traded on the NASDAQ National Market     At May 31, 1996, there were approxi-
System. The symbol is CTAS.              mately  1,700 stockholders of record
                                         of the Corporation's Common Stock.
                                         The  Company   believes  that this
                                         represents approximately 13,000
                                         beneficial owners.
REGISTRAR AND TRANSFER AGENT

The Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, Ohio  45263
(513) 579-5300


ANNUAL MEETING


October 10, 1996
Cintas Corporate Office
6800 Cintas Boulevard
Cincinnati, Ohio
10:00 a.m.


The following table shows the high and low closing prices by quarter during the last two fiscal years.


 FISCAL 1996                          FISCAL 1995
 -----------                          -----------

 Quarter ended    High   Low          Quarter ended     High     Low
 May 1996         56     47           May 1995         40-1/4  33-3/4
 February 1996    50-1/2 41-3/4       February 1995    38-3/4  33-1/2
 November 1995    48     37-1/2       November 1994    36-1/4  31-3/4
 August 1995      40-3/8 33-1/2       August 1994      33-1/4  29-3/4