Form 10-K, Exhibit 13
period 1997-05-31
CINTAS CORP
filed 1997-08-27
CIK 723254

FINANCIAL HIGHLIGHTS
                               Years Ended May 31
                      (In thousands except per share data)


                                                                           %
                                               1997          1996       Change
                                          -----------   ------------   ---------
Operating Results
     Net Revenues ....................   $   839,949    $   730,130      15.0%
     Net Income ......................        90,840         75,183      20.8%
     Return on Average Equity ........          19.3%          18.9%      2.1%

Financial Condition
     Shareholders' Equity ............   $   512,376    $   429,497      19.3%
     Working Capital .................       239,844        194,908      23.1%
     Current Ratio ...................        3.07:1         2.90:1       5.9%

Per Share Data
     Net Income ......................   $      1.91    $      1.60      19.4%
     Shareholders' Equity (book value)         10.62           9.10      16.7%
     Dividends .......................          0.30           0.25      20.0%

TO OUR SHAREHOLDERS AND FRIENDS:

Fiscal 1997 was a very successful year for Cintas Corporation. It was our twenty-eighth consecutive year of record sales and profits. It was also another good year for our stock. Our stock appreciated 28% during the twelve month period ended July 31, 1997, and has appreciated at a compound rate of 25% since we went public in August 1983.

In this annual report, we want to share with you our accomplishments for fiscal 1997, but more importantly, we want to explain our vision for the future. This is not a distant vision because we are well on our way to achieving it. In fact, it has guided us in building the Company to where we are today. We feel that it is important to share our vision with you, our Shareholders, so that you know where we are going and how we intend to get there.

Fiscal 1997 can be characterized as a memorable year. Opportunities were seized, new financial records were established, and our management team was reorganized for the next decade of growth. Revenues of $840 million increased 15% from $730 million last year. There were two less workdays this fiscal year compared to the prior year. Revenues actually increased 16% on a comparable workday basis. Net income of $90.8 million increased 21% over $75.2 million in fiscal 1996. Earnings per share increased 19% to $1.91 versus $1.60 per share last year.

Our balance sheet continued to strengthen. Our percentage of debt to total capital is 19%, down from 23% last year. We are a real cash generator - after spending $68 million on new plants and equipment, reducing debt by $6 million and paying a $14 million dividend, we finished the year with cash and marketable securities of over $100 million. Our strong balance sheet enables us to be aggressive in pursuing acquisitions, and we expect that we will have many opportunities to make good acquisitions in the future.

Our Uniform Rental Division, which represents approximately 90% of our revenues, extended service to 15 new markets. Cintas now has uniform rental operations serving all of the top 50 U.S. metropolitan areas, and we now provide service to 235 of the largest 300 U.S. markets. In Ontario, Canada, we have expanded from two to five locations. We also added two locations in the province of British Columbia.

The Company also completed construction of uniform rental facilities in Austin, Texas; Denver, Colorado; Ontario, California; and Indianapolis, Indiana. Facilities are currently under construction in Boston, Massachusetts; Corpus Christi; Texas; Cincinnati, Ohio; Springfield, Missouri; Springdale, Arkansas; and Long Island, New York. These new facilities are all scheduled to open in fiscal 1998. Our impressive growth over the past 28 years has been both exciting and rewarding. We now have 130 uniform rental operations in 36 states and Canada.

While the uniform service is our core business and will continue to provide the greatest opportunities for future growth in sales and profits, we cannot lose sight of the fact that each week, Cintas sales and service personnel visit and do business with over 170,000 businesses, and today just under two million people wear a Cintas uniform to work every day. This large and growing customer base presents an opportunity to provide ancillary services to our customers. This makes us a more valuable resource for our customers while at the same time increasing the value and profitability of each customer we serve. This annual report will highlight some of the things we have done to capitalize on this opportunity.

In order to prepare for the next decade of continued growth, we recently announced two key organizational changes. Scott Farmer, a 15 year veteran, was named President and Chief Operating Officer. Scott has served in many line and staff positions including production, sales and service management. In 1985, Scott transferred to the corporate headquarters to install a corporate-wide quality program. Since then, he has held the positions of Vice President - National Account Division, Vice President - Marketing, Vice President - Northeast Region, and President of one of our largest subsidiaries. In 1994, he was elected to the Board of Directors. Scott's broad background and experience make him uniquely qualified for his new position as President and Chief Operating Officer.

Reporting to Scott will be Bob Buck, recently promoted to a newly created position of President of the Uniform Rental Division. Bob Buck is a 15 year veteran who joined the company as Senior Vice President and Chief Financial Officer, and was later promoted to Senior Vice President - Midwest Region where he has served for the past six years. Because of his knowledge and experience and his outstanding performance, Bob Buck is very well qualified to become the President of our core business, the Uniform Rental Division.

In order to effect these changes, a series of other promotions were necessary. General Managers of uniform rental plants were promoted to Group Vice Presidents requiring other managers to be promoted to General Managers. All told, seven people have been promoted to support this organization change.

These changes illustrate the success of our management development program which was put in place in 1981. Cintas created its management trainee program to bring young, college graduates into the Company, give them grass roots, hands-on experience, and then develop them into top-notch executives. This program allows the Company to take advantage of market opportunities without going outside of the Company to hire people to take over important positions. This system of developing people from within enhances our ability to preserve our corporate culture which we consider the ultimate competitive advantage.

With fiscal 1997 behind us, we look to the future with great enthusiasm because we have great opportunities before us, and we have the financial resources and the management talent to take advantage of them. We thank you, our shareholders and friends, for your continued interest and loyal support.

Sincerely yours,



Richard T. Farmer                                   Robert J. Kohlhepp
Chairman of the Board                               Chief Executive Officer

OUR VISION FOR THE FUTURE

THE FIRST PART OF OUR VISION - TO BE RECOGNIZED AS A COMPANY WHICH INSISTS ON ABSOLUTE HONESTY AND INTEGRITY IN EVERYTHING WE DO.

First and foremost, we want to have a reputation as a company that is honest, fair and ethical in every way. We play by the rules and obey the laws. This reputation enables us to attract the best possible people, and it discourages people who might want to bend the rules from coming to work for Cintas.

THE SECOND PART OF OUR VISION - TO HAVE A HIGHLY TALENTED, DIVERSE AND MOTIVATED TEAM OF PARTNERS WHO ARE COMPATIBLE WITH OUR CULTURE AND ENJOY WHAT THEY DO.

This is the second highest priority in our vision so that we never forget just how important it is to have people who are compatible with our culture and can operate in an enthusiastic way and have fun in the process. The result is a hard-hitting, unified team effort that is more powerful than the sum of the talents of the individual players.

THE THIRD PART OF OUR VISION - TO HAVE A UNIFORM RENTAL PRESENCE IN EVERY CITY IN THE UNITED STATES AND CANADA.

This calls for further geographic expansion. In fiscal 1997, we entered 15 new markets - 9 of them by expanding from existing markets; 6 new markets were entered through acquisitions. We now have 130 uniform rental operations in 36 states and Canada. These operations currently reach 235 of the top 300 markets in the United States and 7 markets in Canada.

We will continue to expand our geographic presence throughout the United States and Canada by expanding into contiguous markets from existing locations and by making acquisitions. Geographic expansion will continue to be a key component of our future.

THE FOURTH PART OF OUR VISION - TO LEVERAGE OUR INFRASTRUCTURE TO BECOME A MORE VALUABLE RESOURCE FOR OUR CUSTOMERS.

Our core business of providing uniform rental services puts us in contact with over 170,000 business customers every week, and that number is growing each year. These customers that we visit each week know us; they trust us; and they rely on us to provide their uniform service. For many years, all we did was pick up their soiled uniforms and deliver clean ones. We asked ourselves, "What else can we do for our customers?"

Six years ago we created our catalog to offer our customers a convenient, no hassle method of buying all kinds of items to supplement their rental uniform program - things like work shoes, gloves, rain gear and just about everything a person could need in the workplace. The catalog has been well-received and is growing nicely.

We are also growing some of the more "traditional" ancillary products and services, such as entrance mats. In the past, we provided this service as an accommodation to our uniform customers. We have now developed new marketing programs to proactively increase the rental of entrance mats to our existing customers who currently do not use this service. Entrance mats can create an immediate positive impression and, at the same time, lower facility maintenance cost by keeping most of the dirt on the mat instead of having it spread throughout the building, soiling floors and carpeting.

The objective of being a more valuable resource for our customers was also the impetus for our recent acquisition of two first aid companies - American First Aid (AFA) in Baltimore, Maryland and Respond Industries (Respond) in Denver, Colorado. AFA and Respond are the second and third largest wholesalers in the market. A wholesaler buys first aid products from manufacturers, puts these products in brand labeled packages and then sells them to independent distributors around the country. These distributors then replenish first aid cabinets in factories, offices and shops.

A survey of our current customers shows that almost all of them have first aid supplies in their workplace. Approximately one-half of them use a first aid service with the remainder buying through a catalog or from a retail store. A van-delivered first aid service, similar to the way we deliver uniforms to our customers, is a convenient and valuable service. We are convinced that we can bring the same level of service to our customers in first aid as we do in uniforms.

There are many opportunities to provide other products and services to our customers. We will continue to consider additional services that make good sense for our customers and Cintas.

THE FIFTH PART OF OUR VISION - TO LEVERAGE OUR MARKET PRESENCE TO BECOME THE UNIFORM PEOPLE TO OTHER SEGMENTS OF INDUSTRY.

Traditionally, Cintas has provided uniforms to blue collar industrial and service workers. The size of this market is currently estimated to be $4.5 billion. According to our research, it has the potential to be $13.5 billion. Because of that potential, the Company will continue to focus on that segment of the uniform business.

There are, however, other segments of the uniform business which present growth opportunities as well. We have a small presence in the tailored apparel business
- uniforms worn by real estate salespeople, auto rental personnel, flight attendants, and others who have a higher level of customer contact. We also have a small share in the food and lodging business, which includes uniforms worn by waiters and waitresses. This is an attractive, rapidly growing business. It is also our vision to serve the uniform needs of security people, like policemen and guards, and medical and healthcare personnel. All of these additional segments add up to an additional $4 billion of annual revenues and provide additional opportunity for growth.

THE SIXTH PART OF OUR VISION - TO BE WELL-KNOWN AS THE OBVIOUS LEADER IN THE BUSINESS.

Our reputation has become a major advantage in raising capital, recruiting new partners and calling on prospective customers. We are one of the largest companies in our industry, with the best long-term growth rates. We are also the most profitable company with the highest return on sales, equity and assets compared to the other public companies in the industry. We have a strong stock, with good liquidity enabling us to use stock for acquisitions. We have the highest level of customer satisfaction in our industry. As we continue to successfully execute our vision, we expect to remain the obvious leader in the business.

                         ELEVEN YEAR FINANCIAL SUMMARY
                               Years Ended May 31
                      (In thousands except per share data)


                            1987         1988         1989         1990         1991         1992
                            ----         ----         ----         ----         ----         ----

Net Revenues..........    $185,101      228,091      269,260      311,776      352,480      401,563
Net Income............    $ 14,737       18,550       23,101       27,994       31,339       39,195
Earnings Per Share....    $   0.35         0.44         0.52         0.62         0.69      0.85(a)
Dividends Per Share...    $   0.03         0.04         0.05         0.07         0.09         0.11
Total Assets..........    $194,847      213,958      228,000      274,103      326,752      361,261
Shareholders' Equity..    $ 86,646      104,710      138,079      163,026      191,124      225,864
Return on Average
Equity................       18.5%        19.4%        19.0%        18.6%        17.7%        18.8%
Long-Term Debt........    $ 70,757       65,490       43,303       54,079       68,974       67,790

                                                                                           10 Year
                                                                                            Compd
                            1993         1994         1995         1996         1997        Growth
                            ----         ----         ----         ----         ----        ------

Net Revenues..........    $452,722      523,216      615,098      730,130      839,949       16.3%
Net Income............    $ 44,873       52,170       62,743       75,183       90,840       20.0%
Earnings Per Share....    $   0.97         1.12         1.34         1.60         1.91       18.5%
Dividends Per Share...    $   0.14         0.17         0.20         0.25         0.30       25.9%
Total Assets..........    $454,165      501,632      569,181      668,762      761,823       14.6%
Shareholders' Equity..    $264,914      309,652      364,344      429,497      512,376       19.5%
Return on Average
Equity...............        18.3%        18.2%        18.6%        18.9%        19.3%
Long-Term Debt........    $103,611       84,184      120,275      117,924      111,457


(a) Includes earnings of $.06 per share due to the adoption of SFAS No. 96.

Note: Results prior to October 1, 1991, have been restated to include Rental Uniform Service of Greenville, S.C., Inc.

                              CONSOLIDATED STATEMENTS OF INCOME
                           Years Ended May 31, 1997, 1996 and 1995
                             (In thousands except per share data)

                                                1997        1996         1995
                                                ----        ----         ----
Revenues:
        Net rentals .....................   $ 739,207    $ 648,616    $ 545,267
        Net sales .......................     100,742       81,514       69,831
                                            ---------    ---------    ---------

                                              839,949      730,130      615,098

Costs and expenses (income):
        Cost of rentals .................     416,597      369,386      312,313
        Cost of sales ...................      84,062       67,424       58,952
        Selling and administrative
        expenses ........................     188,915      164,471      137,675
        Interest income .................      (4,213)      (2,454)      (2,148)
        Interest expense ................       7,970        9,073        7,345
                                            ---------    ---------    ---------

                                              693,331      607,900      514,137
                                            ---------    ---------    ---------

Income before income taxes ..............     146,618      122,230      100,961
Income taxes ............................      55,778       47,047       38,218
                                            ---------    ---------    ---------
Net income ..............................   $  90,840    $  75,183    $  62,743
                                            =========    =========    =========

Weighted average number of shares
  outstanding ...........................      47,631       47,099       46,891
                                            =========    =========    =========

Earnings per share ......................   $    1.91    $    1.60    $    1.34
                                            =========    =========    =========

Dividends per share .....................   $     .30    $    0.25    $    0.20
                                            =========    =========    =========

                                    See accompanying notes.

                                      Cintas Corporation

                                 CONSOLIDATED BALANCE SHEETS
                                    MAY 31, 1997 AND 1996
                               (In thousands except share data)

Assets                                                      1997          1996
------                                                      ----          ----

Current assets:
        Cash and cash equivalents ....................   $  14,221    $   9,066
        Marketable securities ........................      88,655       73,477
        Accounts receivable, principally trade,
          less allowance of $2,821 and $1,958,
          respectively ...............................      95,161       78,244
        Inventories ..................................      43,076       34,678
        Uniforms and other rental items in service ...     112,844      100,307
        Prepaid expenses .............................       2,018        1,730
                                                         ---------    ---------

Total current assets .................................     355,975      297,502

Property, plant and equipment, at cost, net ..........     287,446      252,597
Other assets .........................................     118,402      118,663
                                                         ---------    ---------

                                                         $ 761,823    $ 668,762

Liabilities and Shareholders' Equity

Current liabilities:

        Accounts payable .............................   $  20,719    $  19,363
        Accrued liabilities ..........................      55,336       49,168
        Income taxes:
               Current ...............................         454         --
               Deferred ..............................      32,889       27,471
        Long-term debt due within one year ...........       6,733        6,592
                                                         ---------    ---------

Total current liabilities ............................     116,131      102,594


Long-term debt due after one year ....................     111,457      117,924
Deferred income taxes ................................      21,859       18,747

Shareholders' equity:
        Preferred stock, no par value;
            100,000 shares authorized, none
            outstanding ..............................        --           --
        Common stock, no par value;
            120,000,000 shares authorized,
            48,266,789 and 47,199,299 shares
            issued and outstanding, respectively .....      45,039       43,657
        Retained earnings ............................     468,411      386,673
        Foreign currency translation adjustment ......      (1,074)        (833)
                                                         ---------    ---------

Total shareholders' equity ...........................     512,376      429,497
                                                         ---------    ---------

                                                         $ 761,823    $ 668,762



                             See accompanying notes.

                               Cintas Corporation

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    Years Ended May 31, 1997, 1996 and 1995
                                 (In thousands)

                                                         Foreign
                                                         Currency     Total
                         Common Stock       Retained   Translation Shareholders'
                       Shares     Amount    Earnings    Adjustment    Equity
                       ------     ------    --------    ---------- -------------

Balance at
 May 31, 1994 ....     46,801   $  40,939   $ 269,939    $  (1,226)  $ 309,652
  Net income .....       --          --        62,743         --        62,743
  Dividends ......       --          --        (9,398)        --        (9,398)
  Stock options
   exercised net
   of shares
   surrendered ...        204         906        --           --           906
  Tax benefit
   resulting from
   exercise of
   employee stock
   options .......       --           190        --           --           190
  Foreign currency
   translation
   adjustment ....       --          --          --            251         251

Balance at
 May 31, 1995 ....     47,005      42,035     323,284         (975)    364,344
  Net income .....       --          --        75,183         --        75,183
  Dividends ......       --          --       (11,794)        --       (11,794)
  Stock options
   exercised net
   of shares
   surrendered ...        194         768        --           --           768
  Tax benefit
   resulting from
   exercise of
   employee stock
   options .......       --           854        --           --           854
  Foreign currency
   translation
   adjustment ....       --          --          --            142         142


                                  (Continued)

                                                         Foreign
                                                         Currency       Total
                           Common Stock      Retained  Translation Shareholders'
                         Shares    Amount    Earnings   Adjustment    Equity
                         ------    ------    --------  ------------ ------------
Balance at
 May 31, 1996 .....      47,199    43,657    386,673         (833)     429,497
  Net income ......        --        --       90,840         --         90,840
   Dividends ......        --        --      (14,477)        --        (14,477)
   Effects of
   acquisitions ...         879      --        5,375         --          5,375
   Stock options
    exercised net
    of shares
    surrendered ...         189     1,121       --           --          1,121
   Tax benefit
    resulting from
    exercise of
    employee stock
    options .......        --         261       --           --            261
   Foreign currency
    Translation
    adjustment ....        --        --         --           (241)        (241)

Balance at
 May 31, 1997 .....      48,267 $  45,039  $ 468,411    $  (1,074)   $ 512,376
                      ========= =========  =========    =========    =========


                              See accompanying notes.

                               Cintas Corporation
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years Ended May 31, 1997, 1996 and 1995
                                 (In thousands)

                                                     1997     1996    1995
                                                   -------  -------- -------
Cash flows from operating activities:
  Net income.............................          $90,840  $75,183  $62,743
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation.........................           35,803   30,586   26,179
    Amortization of deferred charges.....           11,945   12,518   11,527
    Deferred income taxes................            8,329    6,300    2,162
    Equity in earnings of affiliate......               --       --     (428)
    Change in current assets and
      liabilities, net of acquisitions of
      businesses:
        Accounts receivable..............          (13,422)  (9,171) (10,180)
        Inventories......................           (5,864)   2,205   (7,824)
        Uniforms and other rental items
            in service...................          (12,242) (11,637) (13,576)
        Prepaid expenses.................             (122)    (375)      (3)
        Accounts payable.................           (2,290)   2,098   (2,162)
        Accrued liabilities..............            2,854    6,910    6,628
        Income taxes payable.............              606   (2,191)     184
                                                   -------  -------  -------
Net cash provided by operating activities          116,437  112,426   75,250

Cash flows from investing activities:
  Proceeds from sale of property, plant
     and equipment.......................              694    1,715    2,333
  Capital expenditures...................          (67,813) (56,780) (58,879)
  Proceeds from sale or redemption of
    marketable securities................           49,290   74,220  196,204
  Purchase of marketable securities......          (64,468)(108,900)(182,668)
  Acquisitions of businesses, net of cash
    acquired.............................           (9,060)  (2,307) (50,095)
  Other..................................             (263)  (2,173)   1,126
                                                   -------  -------  -------
Net cash used by investing activities....          (91,620) (94,225) (91,979)

Cash flows from financing activities:
  Proceeds from issuance of long-term debt              --      424   52,208
  Repayment of long-term debt............           (6,326)  (6,213) (21,829)
  Issuance of common stock...............            1,121      768      906
  Repurchase of common stock.............               --       --   (7,112)
  Dividends paid.........................          (14,477) (11,794)  (9,398)
  Other..................................               20      995      190
                                                   -------  -------  -------

Net cash provided by (used in) financing
  activities.............................          (19,662) (15,820)  14,965
                                                   -------- --------  ------

Net increase (decrease) in cash and
  cash equivalents.......................            5,155    2,381   (1,764)

Cash and cash equivalents at beginning of
  year...................................            9,066    6,685    8,449
                                                   -------  -------  -------

Cash and cash equivalents at end of year           $14,221   $9,066   $6,685
                                                   =======   ======   ======

                                  See accompanying notes.

                                    CINTAS CORPORATION
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Amounts in thousands except per share and share data)

1.   SIGNIFICANT ACCOUNTING POLICIES

     Business description. Cintas designs, manufactures and implements corporate identity uniform programs which it rents or sells to customers throughout the United States and Canada. The Company also provides ancillary services including entrance mats, sanitation supplies and first aid products and services. The Company provides these highly specialized services to businesses of all types--from small service companies to major corporations that employ thousands of people.

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

     Cash and cash equivalents. The Company considers all highly liquid investments with a maturity of three months or less, at date of purchase, to be cash equivalents.

     Inventories. Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods.

     Uniforms and other rental items in service. These items are valued at cost less amortization, calculated using the straight-line method generally over periods of eight to thirty-six months.

     Property, plant and equipment. Depreciation is calculated using the straight-line method over the following estimated useful lives, in years:

                      Buildings and Improvements. . . . . .5 to 40
                      Equipment . . . . . . . . . . . . . .3 to 10
                      Leasehold Improvements. . . . . . . .2 to 5

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

     Other assets. Other assets consist primarily of service contracts and non-compete or consulting agreements obtained through the acquisition of businesses, which are amortized by use of the straight-line method over the estimated lives of the agreements which are generally five to ten years, and goodwill, which is amortized using the straight-line method over forty years.

     Revenue recognition. Rental revenues are recognized when services are performed and sales revenues are recognized when products are shipped. The Company also establishes allowances for uncollectible accounts when revenues are recorded.

     Stock options. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has chosen to account for stock option grants using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees.

     Interest rate swap agreements. Periodic settlements under interest rate swap agreements are recognized as adjustments of interest expense for the relevant periods.

     Earnings per share. Earnings per share is calculated on the basis of the weighted average number of shares of common stock outstanding during the year, including the dilutive effect, if any, of assumed conversion of common stock equivalents.


2.   MARKETABLE SECURITIES

     All marketable equity securities and debt securities are classified as available-for-sale. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in interest income. The cost of the securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

     The following is a summary of marketable securities at May 31, 1997 and 1996:

                                      1997                      1996
                             ---------------------      --------------------

                                        Estimated                 Estimated
                             Cost       Fair Value       Cost     Fair Value
                             ----       ----------       ----     ----------

Obligations of state and
  political subdivisions    $63,573      $63,476       $57,318       $57,249
U.S. Treasury securities
  and obligations of U.S.
  government agencies ...    11,444       11,420         6,142         6,077
Other debt securities ...    13,638       13,621        10,017        10,053
                            -------      -------       -------       -------

                            $88,655      $88,517       $73,477       $73,379
                            =======      =======       =======       =======


     The gross realized gains on sales of available-for-sale securities totaled $31, $77 and $154 for the years ended May 31, 1997, 1996, and 1995, and the gross realized losses totaled $96, $127 and $203, respectively. Net unrealized losses are $138 and $98 at May 31, 1997 and 1996, respectively. Marketable securities are carried at cost which approximates market.

     The amortized cost and estimated fair value of debt and marketable securities at May 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

                                                            Estimated
                                                  Cost      Fair Value
                                                  ----      ----------

Due in one year or less. . . . . . . . . . .    $ 45,448    $ 45,438
Due after one year through three years . . .      38,353      38,234
Due after three years. . . . . . . . . . . .       4,854       4,845
                                                   -----       -----
                                                $ 88,655    $ 88,517
                                                  ======      ======

3.  PROPERTY, PLANT AND EQUIPMENT
                                                            1997         1996
                                                          --------    --------

Land . . . . . . . . . . . . . . . . . . . .              $ 26,509    $ 24,458
Buildings and improvements . . . . . . . . .               137,758     124,590
Equipment. . . . . . . . . . . . . . . . . .               233,775     198,384
Leasehold improvements . . . . . . . . . . .                 1,472       1,016
Construction in progress . . . . . . . . . .                20,709      18,030
                                                            ------      ------
                                                           420,223     366,478
Less accumulated depreciation . . . . . . . .              132,777     113,881
                                                           -------     -------

                                                          $287,446    $252,597


4.  OTHER ASSETS
                                                             1997        1996
                                                          --------    --------

Goodwill  . . . . . . . . . . . . . . . . . .             $ 58,004    $ 57,962
Service contracts . . . . . . . . . . . . . .               62,240      61,329
Non-compete and consulting agreements . . . .               43,970      47,175
                                                            ------      ------
                                                           164,214     166,466
Less accumulated amortization . . . . . . . .               54,403      55,630
                                                            ------      ------
                                                           109,811     110,836
Other . . . . . . . . . . . . . . . . . . . .                8,591       7,827
                                                          --------    --------
                                                          $118,402    $118,663

5.  LONG-TERM DEBT
                                                             1997       1996
                                                           -------    --------

Secured term notes due through
  2003 at an average rate of 6.43%. . . . . .             $ 35,390    $ 37,351
Unsecured term notes due through
  2002 at an average rate of 7.21%. . . . . .               35,714      38,571
Unsecured notes due through 2009 at an
  average rate of 6.07% . . . . . . . . . . .               28,235      29,055
Unsecured revolving note due in 2000
  at a rate of 5.94%. . . . . . . . . . . . .               10,000      10,000
Industrial development revenue bonds due
  through 2006 at an average rate of 5.25%. .                6,679       7,202
Other long-term obligations . . . . . . . . .                2,172       2,337
                                                          --------    --------
                                                           118,190     124,516
Less amounts due within one year. . . . . . .                6,733       6,592
                                                          --------    --------

                                                          $111,457    $117,924


     Debt in the amount of $44,110 is secured by assets with a carrying value of $49,445 at May 31, 1997, and letters of credit in the amount of $10,754. Maturities of long-term debt during the five years ending May 31, 2002 are:
$6,733, $33,820, $33,976, $5,379 and $7,407, respectively.  At May 31, 1997, the fair value of the Company's outstanding debt approximates its carrying value.

     Interest expense is net of capitalization of $551, $435 and $638 for the years ended May 31, 1997, 1996 and 1995, respectively. Interest paid, net of amount capitalized, was $8,446, $9,532 and $7,453 for the years ended May 31, 1997, 1996 and 1995, respectively.

6.  LEASES

     The Company conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from one to ten years. The lease agreements provide for increases in rentals if the options are exercised based on increases in certain price level factors or prearranged increases. The minimum rental payments for the five years ending May 31, 2002, are: $4,496, $3,835, $3,066, $2,431 and $2,131, respectively. Rent expense under operating leases during the years ended May 31, 1997, 1996 and 1995 was approximately $5,570, $4,470 and $4,423, respectively.

7.  INCOME TAXES
                                                 1997         1996       1995
                                                 ----         ----       ----
Income taxes consist of the
 following components:

Current:

        Federal . . . . . . . . . . . . .      $41,071     $35,001   $29,787
        State and local . . . . . . . . .        6,378       5,746     5,389
                                               -------     -------   -------
                                                47,449      40,747    35,176
Deferred  . . . . . . . . . . . . . . .          8,329       6,300     3,042
                                               -------     -------   -------

                                               $55,778     $47,047   $38,218
                                               =======     =======   =======

     Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:

   Income taxes at the U.S. federal
   statutory rate  . . . . . . . . .          $51,317     $42,781   $35,336
   State and local income taxes, net
   of federal benefit. . . . . . . .            4,902       4,239     3,659
   Non-taxable income earned . . . .           (1,048)       (599)     (599)
   Tax credits . . . . . . . . . . .             (206)       (216)     (395)
   Other . . . . . . . . . . . . . .              813         842       217
                                              -------     -------    ------

                                              $55,778     $47,047   $38,218
                                              =======     =======   =======

     The components of deferred income taxes included on the balance sheets at May 31, 1997, 1996 and 1995, are as follows:

Deferred tax assets:                                 1997          1996    1995
                                                     ----          ----    ----
        Employee benefits . . . . . . .            $ 5,818     $ 6,936   $ 6,450
        Allowance for bad debts and
          other . . . . . . . . . . . .              7,496       5,821     6,009
                                                     -----       -----     -----
                                                    13,314      12,757    12,459
Deferred tax liabilities:
        In-service inventory. . . . . .             41,022      36,348    32,627
        Depreciation  . . . . . . . . .             21,083      17,682    15,104
        Other . . . . . . . . . . . . .              5,957       4,945     4,646
                                                     -----       -----     -----
                                                    68,062      58,975    52,377
                                                    ------      ------    ------

Net deferred tax liability  . . . . .              $54,748     $46,218   $39,918
                                                   =======     =======   =======

     Income taxes paid were $45,207, $40,817 and $35,362 for the years ended May 31, 1997, 1996 and 1995, respectively.

8.  ACQUISITIONS

     Information relating to the acquisitions of uniform rental businesses which were accounted for as purchases is as follows:

                                                    1997           1996     1995
                                                    ----           ----     ----

        Number of acquisitions . . . . .                17           3        12
        Fair value of assets acquired. .           $12,845      $2,407   $52,684
        Liabilities assumed and
          incurred . . . . . . . . . . .             2,499         100     2,589
                                                   -------      ------   -------
        Total cash paid for
          acquisitions . . . . . . . . .           $10,346      $2,307   $50,095
                                                   =======      ======   =======


     On February 13, 1995, the Company acquired 80% of the outstanding stock of Cadet Uniform Services, Ltd., a prominent uniform rental company in Toronto, Ontario, for approximately $41 million which was financed through borrowings. The purchase increased the Company's ownership from 20% to 100%.

     The results of operations from the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The unaudited pro forma results of operations for the years ended May 31, 1997 and 1996, assuming the acquisitions had occurred on June 1 of each respective year, would be approximately as follows:

                                                     1997          1996
                                                     ----          ----

        Revenues . . . . . . . . . . .             $845,632    $740,118
        Net income . . . . . . . . . .             $ 91,127    $ 75,298
        Earnings per share . . . . . .                $1.91       $1.60

     The unaudited pro forma results of operations are not necessarily indicative of the actual operating results that would have occurred had the acquisitions been consummated on June 1 of each respective fiscal year or of future operating results of the combined companies.

     The Company acquired four businesses in fiscal 1997 in exchange for 879,048 shares of common stock. These acquisitions have been accounted for as poolings of interest. The results of these operations are not material and the accompanying consolidated financial statements have not been restated.

9.  CINTAS PARTNERS' PLAN

     The Cintas Partners' Plan (the Plan) is a non-contributory profit sharing plan and ESOP for the benefit of Company employees who have completed one year of service. The Plan also includes a 401(k) savings feature covering substantially all employees. The amount of contributions to the profit-sharing plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of the Company. Total contributions, including the Company's matching contributions, were $7,331, $6,188 and $4,956 for the years ended May 31, 1997, 1996 and 1995, respectively.

10.  STOCK OPTIONS

     Under a stock option plan adopted by the Company in fiscal 1993, the Company may grant officers and key employees incentive stock options and/or non-qualified stock options to purchase an aggregate of 2,300,000 shares of the Company's common stock. Options are granted at the fair market value of the underlying common stock on the date of grant and generally become exercisable at the rate of 20% per year commencing five years after grant, so long as the holder remains an employee of the Company.

     The information presented in the following table relates to stock options granted and outstanding under either the plan adopted in fiscal 1993 or under a similar plan which expired in June 1993.

                                                                  Weighted Avg.
                                                     Shares       Exercise Price
                                                   ---------      --------------

Outstanding May 31, 1994 (363,671 shares
  exercisable) . . . . . . . . . . . . .           1,424,584         $15.97

Granted  . . . . . . . . . . . . . . . .             263,700          32.48
Cancelled  . . . . . . . . . . . . . . .             (99,030)         20.10
Exercised  . . . . . . . . . . . . . . .            (219,515)          6.72
                                                    ---------
Outstanding May 31, 1995 (281,359
  shares exercisable)  . . . . . . . . .           1,369,739          20.32

Granted  . . . . . . . . . . . . . . . .             313,750          39.34
Cancelled  . . . . . . . . . . . . . . .             (28,420)         24.30
Exercised  . . . . . . . . . . . . . . .            (242,623)         12.95
                                                    ---------
Outstanding May 31, 1996 (198,006
  shares exercisable)  . . . . . . . . .           1,412,446          25.73

Granted  . . . . . . . . . . . . . . . .             390,050          51.77
Cancelled  . . . . . . . . . . . . . . .             (63,200)         29.65
Exercised  . . . . . . . . . . . . . . .            (136,030)         11.65
                                                    ---------
Outstanding May 31, 1997 (180,336
  shares exercisable)  . . . . . . . . .           1,603,266         $33.11
                                                   =========          =====

     The following table summarizes information about stock options outstanding at May 31, 1997.

                                 Outstanding Options       Exercisable Options

                                   Average     Weighted                Weighted
Range of                          Remaining    Average                  Average
Exercise              Number      Contract     Exercise    Number       Exercise
  Price             Outstanding     Life        Price    Exercisable     Price
--------------      -----------   ---------    -------   -----------    --------
$8.17 - $13.33        147,366       1.4        $10.90      100,806      $10.48
21.38 -  31.88        729,000       5.4         25.13       73,780       19.48
33.50 -  43.25        331,950       7.9         38.38        5,750       37.90
48.75 -  62.00        394,950       9.2         51.68         --           --
                    ---------      ----        ------      -------      -------
$8.17 - $62.00      1,603,266       6.5        $33.11      180,336      $15.03
                    =========       ===        ======      =======      ======

     At May 31, 1997, 3,542,000 shares of common stock are reserved for future issuance.

     Pro forma earnings amounts, prepared under the assumption that the stock options granted in fiscal 1997 and 1996 were accounted for based on their fair value as determined under SFAS No. 123, Accounting for Stock-Based Compensation, are not materially different than reported earnings amounts. The effect of applying SFAS No. 123 on fiscal 1997 and 1996 is not necessarily indicative of the effect on future years. SFAS No. 123 does not apply to awards prior to fiscal 1996 and additional awards in future years are anticipated.

11.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of the results of operations for each of the quarters within the years ended May 31, 1997 and 1996:

                                       First    Second      Third     Fourth
May 31, 1997                         Quarter    Quarter    Quarter    Quarter
------------                         -------    -------    -------    -------

Revenues from rentals
  and sales ...............         $192,786    208,568    209,952    228,643
Gross profit ..............         $ 78,239     83,871     84,599     92,581
Net income ................         $ 19,697     22,698     22,454     25,991
Earnings per share ........         $   0.42       0.48       0.47       0.54
Weighted average
  number of shares
  outstanding (000's)......           47,266     47,419     47,584     48,258

May 31, 1996
------------

Revenues from rentals
  and sales ...............         $170,343    182,369    182,977    194,441
Gross profit ..............         $ 69,256     72,959     73,122     77,983
Net income ................         $ 16,288     18,847     18,524     21,524
Earnings per share ........         $   0.35       0.40       0.39       0.46
Weighted average
  number of shares
  outstanding (000's)......           47,033     47,053     47,122     47,190

                            REPORT OF AUDIT COMMITTEE

     The Audit Committee (the Committee) of the Board of Directors is composed of three independent directors. The Committee, which held two audit meetings during fiscal 1997, oversees the Company's financial reporting process on behalf of the Board of Directors.

     In fulfilling its responsibility, the Committee recommended to the Board of Directors the selection of the Company's independent auditors. The Committee discussed with the independent auditors the overall scope and specific plan for their audits. The Committee also discussed the Company's consolidated financial statements and the adequacy of the Company's system of internal control.

     The Committee meets with the Company's independent auditors, without management present, to discuss the results of their evaluation of the system of internal control and the overall quality of the Company's financial reporting. The meetings are designed to facilitate any private communications with the Committee desired by the independent auditors.

Roger L. Howe, Chairman
Audit Committee
July 3, 1997



                               REPORT OF ERNST & YOUNG LLP,
                                   INDEPENDENT AUDITORS

The Board of Directors
Cintas Corporation

        We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

Cincinnati, Ohio
July 3, 1997

                               CINTAS CORPORATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

     Fiscal 1997 marked another year of uninterrupted growth for the Company. Total revenues were $840 million, an increase of 15% over fiscal 1996. Net income of $91 million and earnings per share of $1.91 represented increases of 21% and 19%, respectively, over the prior fiscal year. Net rental revenues increased 14%, primarily due to growth in the customer base. Fiscal 1997 had two less workdays than fiscal 1996. Net sales revenues increased 24% - sales in existing operations increased 18%, while acquisitions accounted for the remaining growth. Return on equity of 19% was comparable with the prior year.

     Income before taxes increased 20% to $147 million. Net interest expense decreased $3 million primarily due to an increase in interest income (related to a higher level of cash and marketable securities on hand) combined with a decrease in interest expense (related to a lower amount of long-term debt and improved interest rates). The Company's effective tax rate was 38% in both 1997 and 1996.

     Cash, cash equivalents and marketable securities increased by $20 million, primarily due to strong cash flow from operations. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

     Accounts receivable increased $17 million due to sales growth and acquisitions made during the year. Inventories increased $8 million due to new and expanded product lines for rental and catalog customers, as well as first aid product lines.

     Net property, plant and equipment increased by $35 million. In fiscal 1997, the Company completed construction on four new uniform rental facilities to accommodate growth in rental operations. At May 31, 1997, the Company had five uniform rental facilities in various stages of construction.

FISCAL 1996 COMPARED TO FISCAL 1995

     During fiscal 1996, total revenues were $730 million, net income was $75 million and earnings per share was $1.60, increasing 19%, 20% and 19%, respectively. Net rental revenues increased 19%. Revenues in existing rental operations increased 15% while acquisitions accounted for the remaining growth. Net sales revenues increased 17%. Return on equity of 19% was comparable with the prior year.

     Income before taxes increased 21% to $122 million. Net interest expense increased $1 million primarily due to an increase in the amount of long-term debt associated with the acquisition of Cadet Uniform Services, Ltd., in fiscal 1995. The Company's effective tax rate was 38% in both 1996 and 1995.

     Cash, cash equivalents and marketable securities increased by $37 million primarily due to strong cash flow from operations. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

     Inventories decreased $2 million as the Company focused on improving the efficiency of its distribution operations while still maintaining service levels for anticipated growth.

     Net property, plant and equipment increased by $25 million. In fiscal 1996, the Company constructed two new uniform rental facilities to accommodate growth in rental operations.

FINANCIAL CONDITION

     At May 31, 1997, the Company had $103 million in cash, cash equivalents and marketable securities. The Company's investment policy pertaining to marketable securities is conservative. Preservation of principal while earning an attractive yield are the criteria used in making investments. Working capital increased $45 million to $240 million due primarily to the increase in cash, cash equivalents, marketable securities, accounts receivable and inventories.

     Capital expenditures for fiscal 1997 totaled $68 million. The Company continues to reinvest profits into land, buildings and equipment in order to expand capacity for future growth. The Company anticipates that capital expenditures for fiscal 1998 will approximate $65 million.

     The Company's percentage of debt to total capitalization was 19% at May 31, 1997, versus 23% at May 31, 1996.

     During the year, the Company paid dividends of $14 million or $0.30 per share. This dividend is an increase of 20% over that paid in fiscal 1996.

INFLATION AND CHANGING PRICES

     Management believes inflation has not had a material impact on the Company's financial condition or a negative effect on operations.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

GERALD V. DIRVIN
RETIRED EXECUTIVE VICE PRESIDENT
AND DIRECTOR OF THE PROCTER & GAMBLE
COMPANY

RICHARD T. FARMER
CHAIRMAN OF THE BOARD
OF THE CORPORATION

SCOTT D. FARMER
PRESIDENT & CHIEF OPERATING OFFICER
OF THE CORPORATION

JAMES J. GARDNER
RETIRED VICE PRESIDENT
OF THE CORPORATION

ROGER L. HOWE
CHAIRMAN OF THE BOARD
OF U.S. PRECISION LENS, INC.

DONALD P. KLEKAMP
SENIOR PARTNER OF KEATING, MUETHING
& KLEKAMP

ROBERT J. KOHLHEPP
CHIEF EXECUTIVE OFFICER
OF THE CORPORATION

JOHN S. LILLARD
RETIRED CHAIRMAN-FOUNDER OF JMB
INSTITUTIONAL REALTY CORPORATION


CORPORATE OFFICERS

RICHARD T. FARMER
CHAIRMAN OF THE BOARD

ROBERT J. KOHLHEPP
CHIEF EXECUTIVE OFFICER

SCOTT D. FARMER
PRESIDENT & CHIEF OPERATING OFFICER

ROBERT R. BUCK
SENIOR VICE PRESIDENT & PRESIDENT -
UNIFORM RENTAL DIVISION

DAVID T. JEANMOUGIN
SENIOR VICE PRESIDENT & SECRETARY

WILLIAM C. GALE
VICE PRESIDENT & CHIEF FINANCIAL OFFICER

KAREN L. CARNAHAN
VICE PRESIDENT & TREASURER

OPERATING & STAFF OFFICERS

BRUCE L. BURGESS
VICE PRESIDENT

JAMES A. CAIN
VICE PRESIDENT
MIDWEST RENTAL GROUP

JAMES (JAY) CASE
VICE PRESIDENT
SOUTHWEST RENTAL GROUP

JAMES V. CRITCHFIELD
VICE PRESIDENT
NORTHCENTRAL RENTAL GROUP

WILLIAM L. CRONIN
VICE PRESIDENT
NORTHEAST RENTAL GROUP

MICHAEL P. GABURO
VICE PRESIDENT
CLEANROOM DIVISION

ARNOLD GEDMINTAS
VICE PRESIDENT
CANADIAN RENTAL GROUP

WILLIAM W. GOETZ
VICE PRESIDENT
MARKETING & MERCHANDISING

LARRY A. HARMON
VICE PRESIDENT
HUMAN RESOURCES

J. PHILLIP HOLLOMAN
VICE PRESIDENT
RESEARCH & DEVELOPMENT

JOHN S. KEAN III
SENIOR VICE PRESIDENT
SOUTHCENTRAL RENTAL GROUP

JAMES J. KRUPANSKY
VICE PRESIDENT
WESTERN RENTAL GROUP

JOHN W. MILLIGAN
VICE PRESIDENT
GREAT LAKES RENTAL GROUP

ROBERT A. OSWALD
VICE PRESIDENT

DAVID POLLAK, JR.
VICE PRESIDENT
FIRST AID & SAFETY DIVISION

WILLIAM L. PRATT
VICE PRESIDENT
MANUFACTURING & SOURCING

RODGER V. REED
VICE PRESIDENT
NATIONAL ACCOUNT DIVISION

BRUCE E. ROTTE
VICE PRESIDENT
SOUTHEAST RENTAL GROUP

G. THOMAS THORNLEY
VICE PRESIDENT
MANAGEMENT INFORMATION SYSTEMS

SHAREHOLDER INFORMATION

EXECUTIVE OFFICES                          10-K REPORT

Cintas  Corporation                        A   copy  of  the  Form 10-K  annual
6800 Cintas Boulevard                      report  filed  with  the  Securities
P.O. Box 625737                            and Exchange Commission for the year
Cincinnati,  Ohio  45262-5737              ended  May 31, 1997, is available at
                                           no  charge  to shareholders.  Direct
AUDITORS                                   requests in writing for  this report
                                           or other information to:
Ernst & Young LLP
1300 Chiquita Center                       William C. Gale
250 East Fifth Street                      Vice President &
Cincinnati, Ohio  45202                    Chief Financial Officer
                                           Cintas Corporation
MARKET FOR REGISTRANT'S COMMON STOCK       6800 Cintas Boulevard
                                           P.O. Box 625737
Cintas Corporation Common Stock is         Cincinnati, Ohio  45262-5737
traded on the NASDAQ National Market       (513) 459-1200
System.  The symbol is CTAS.
                                          INFORMATION INTERNET ADDRESS
REGISTRAR AND TRANSFER AGENT
                                          Visit us at our web site at
The Fifth Third Bank                      http://www.cintas-corp.com
Corporate Trust Services
Mail Drop 1090F5-4129                     SECURITY HOLDER INFORMATION
38 Fountain Square Plaza
Cincinnati, Ohio  45263                   At May 31, 1997, there  were  approxi-
(513) 579-5320                            mately 1,700  shareholders  of  record
(800) 837-2755                            of  the  Corporation's  Common  Stock.
                                          The Company believes that  this repre-
ANNUAL MEETING                            sents  approximately 16,000 beneficial
                                          owners.
October 22, 1997
6800 Cintas Boulevard
Cincinnati, Ohio
10:00 a.m.


     The following table shows the high and low closing prices by quarter during the last two fiscal years.

             FISCAL 1997                               FISCAL 1996
  -------------------------------        ------------------------------------

  Quarter ended       High    Low        Quarter ended       High       Low
  -------------     ------ --------      -------------      ------    -------
  May 1997          64 3/8   51          May 1996           56        47
  February 1997     62 1/4   53          February 1996      50 1/2    41 3/4
  November 1996     63 1/2   54          November 1995      48        37 1/2
  August 1996       56       49 1/4      August 1995        40 3/8    33 1/2