Form 10-K, Exhibit 13
period 1998-05-31
CINTAS CORP
filed 1998-08-28
CIK 723254

FINANCIAL HIGHLIGHTS


Years Ended May 31                        1998         1997       % Change
In thousands except per share data)


OPERATING RESULTS
   Net Revenue                        1,198,307      $995,207       20%
   Pro Forma Net Income                 117,907       100,194       18%
   Return on Average Equity               19.6%         19.7%        --

FINANCIAL CONDITION
  Shareholders' Equity                 $654,492      $549,825       19%
  Working Capital                       349,610       278,128       26%
  Current Ratio                          3.20:1        2.90:1       10%

PER SHARE DATA
  Pro Forma Net Income (Basic)          $1.16         $1.01         15%
  Pro Forma Net Income (Diluted)         1.14           .99         15%
  Shareholders' Equity (Book Value)      6.26          5.47         14%
  Dividends     .                         .18           .15         20%

                          ELEVEN YEAR FINANCIAL SUMMARY

Years Ended May(In thousands except per share data)
                                                                                                                           10 YEAR
                                                                                                                           COMPD
                   1988      1989     1990      1991     1992      1993      1994      1995    1996     1997      1998     GROWTH



Net Revenue      $280,961   334,533  390,916   432,492   478,207   541,514  625,094  735,870  875,833  995,207  1,198,307  15.6%
Net Income       $22,742    27,801   30,491    34,472    40,746    49,009   59,182   74,929   87,744   105,988  122,857    18.4%
Pro Forma Net
 Income          $21,139    26,003   29,536    33,274    40,153    47,427   56,500   70,268   82,939   100,194   117,907    18.8%
Basic EPS        $0.26      0.30     0.32      0.36      0.42(a)   0.51     0.61     0.77     0.89     1.07      1.21       16.6%
Pro Forma
 Basic EPS       $0.24      0.28     0.31      0.35      0.42(a)   0.49     0.58     0.72     0.84     1.01      1.16       17.1%
Diluted EPS      $0.26      0.30     0.32      0.36      0.42(a)   0.50     0.60     0.75     0.88     1.05      1.19       16.4%
Pro Forma
 Diluted EPS     $0.24      0.28     0.31      0.35      0.42(a)   0.48     0.57     0.71     0.83     0.99      1.14       16.9%
Dividends Per
 Share           $0.02      0.03     0.04      0.05      0.06      0.07     0.09     0.10     0.13     0.15      0.18       24.6%
Total Assets     $247,306   277,289  333,211   377,454   411,814   508,361  568,667  665,236  750,762  843,290   1,017,836  15.2%
Shareholders'
 Equity          $118,732   153,405  178,942   208,690   243,499   288,594  344,015  404,744  465,529  549,825   654,492    18.6%
Return on
 Average Equity  19.3%     19.1%     17.8%     17.2%     17.8%     17.8%    17.9%    18.8%    19.1%    19.7%     19.6%
Long-Term Debt   $73,144   55,485    83,947    91,034    87,457    120,180  97,264   128,641  133,422  125,566   180,007

(a)  Includes  earnings  of $.03 per share due to the  adoption  of SFAS No. 96.
Note: Results prior to April 8, 1998, have been restated to include Uniforms To You Companies. Results prior to October 1, 1991, have also been restated to include Rental Uniform Service of Greenville, S.C., Inc.

                                      CONSOLIDATED STATEMENTS OF INCOME

Years Ended May 31
(In thousands except per share data)            1998          1997        1996
                                                          (Restated)  (Restated)
--------------------------------------------------------------------------------


Revenue:
    Net rentals                               $872,739      $739,207    $648,616
    Other service revenue                     $325,568       256,000     227,217
                                              ----------------------------------
                                             1,198,307       995,207     875,833

Costs and expenses (income):
    Cost of rentals                            487,021       416,597     369,386
    Cost of other service revenue              223,225       177,058     159,189
    Selling and administrative expenses        287,155       233,481     204,826
    Acquisition-related expenses                17,116           553          56
    Interest income                            (4,719)       (4,328)     (2,658)
    Interest expense                             9,075        10,080      10,243
                                          --------------------------------------
                                             1,018,873       833,441     741,042
                                             -----------------------------------

Income before income taxes                     179,434       161,766     134,791
Income taxes                                    56,577        55,778      47,047
                                            ------------------------------------
Net income                                    $122,857      $105,988     $87,744
                                              ----------------------------------

Basic earnings per share                         $1.21         $1.07        $.89
                                           -------------------------------------

Diluted earnings per share                       $1.19         $1.05        $.88
                                           -------------------------------------

Dividends declared and paid per share            $ .18         $ .15        $.13
                                           -------------------------------------

Net income as reported                        $122,857      $105,988     $87,744

Pro forma adjustment for income taxes            4,950         5,794       4,805
                                           -------------------------------------

Pro forma net income .                        $117,907      $100,194     $82,939
                                              ----------------------------------

Pro forma basic earnings per share               $1.16         $1.01        $.84
                                           -------------------------------------

Pro forma diluted earnings per share             $1.14         $ .99        $.83
                                           -------------------------------------

                                           See accompanying notes.

                           CONSOLIDATED BALANCE SHEETS

As of May 31  (In thousands except share data)       1998                  1997
                                                                      (Restated)
--------------------------------------------------------------------------------


ASSETS
Current assets:
        Cash and cash equivalents                  $ 12,717            $  16,362
        Marketable securities                        88,154               88,655
        Accounts receivable, principally
          trade, less allowance of $5,696
          and $4,796, respectively                  157,603              122,975
        Inventories                                 108,226               80,344
        Uniforms and other rental items
          in service                                136,659              112,844
        Prepaid expenses                              5,242                2,988

Total current assets                                508,601              424,168
                                               ---------------------------------

Property, plant and equipment, at cost, net         367,094              299,182
Other assets                                        142,141              119,940
                                               ---------------------------------
                                                 $1,017,836             $843,290
                                               ---------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
        Accounts payable                          $  41,801          $    32,675
        Accrued compensation and related
          liabilities                                16,615               10,885
        Accrued liabilities                          61,239               61,269
        Deferred income taxes                        31,219               32,889
        Long-term debt due within one year            8,117                8,322
                                               ---------------------------------
Total current liabilities                           158,991              146,040

Long-term debt due after one year                   180,007              125,566
Deferred income taxes                                24,346               21,859
Shareholders' equity:
        Preferred stock, no par value;
                100,000 shares authorized,
                none outstanding                       --                --
        Common stock, no par value;
                120,000,000 shares authorized,
                104,610,716 and 100,492,840
                shares issued and outstanding,
                respectively                         46,965               45,299
        Retained earnings                           610,025              505,568
        Foreign currency translation adjustment      (2,498)             (1,042)
                                                  ------------------------------
Total shareholders' equity                          654,492              549,825
                                                    ----------------------------
                                                 $1,017,836             $843,290
                                                 -------------------------------

                             See accompanying notes.


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (In thousands)
--------------------------------------------------------------------------------


                                                                                       Foreign
                                                                                       Currency      Total
                                           Common Stock                Retained        Translation   Shareholders'
                                    Shares         Amount              Earnings        Adjustment    Equity
                                   ------------------------------------------------------------------------------------


Balance at May 31, 1995                94,010      $  42,035      $  323,284        $     (975)   $  364,344
        Adjustment for
             pooling of interests       3,959            260          40,115                 25       40,400
                                   ------------------------------------------------------------------------------------

Balance at May 31, 1995, as restated   97,969         42,295         363,399              (950)      404,744
        Net income                         --             --          87,744                 --       87,744
        Dividends                          --             --        (11,794)                 --     (11,794)
        Distributions to S corporation
             shareholders                  --             --        (16,903)                 --     (16,903)
        Stock options exercised net
             of shares surrendered        388            768              --                 --          768
        Tax benefit resulting from
             exercise of employee
             stock options                 --            854              --                 --          854
        Foreign currency translation
             adjustment                    --             --              --                116          116
                                   ------------------------------------------------------------------------------------


Balance at May 31, 1996, as restated   98,357         43,917         422,446              (834)      465,529
         Net income                        --             --         105,988                 --      105,988
         Dividends                         --             --        (14,477)                 --     (14,477)
         Distributions to S corporation
             shareholders                  --             --        (13,764)                 --     (13,764)
         Effects of acquisitions        1,758             --           5,375                 --        5,375
         Stock options exercised net
             of shares surrendered.       378          1,121              --                 --        1,121
         Tax benefit resulting from
             exercise of employee
             stock options                 --            261              --                 --          261
        Foreign currency translation
             adjustment                    --             --              --              (208)        (208)
                                   ------------------------------------------------------------------------------------


Balance at May 31, 1997, as restated  100,493         45,299         505,568            (1,042)      549,825
        549,825
        Net income                         --             --         122,857                 --      122,857
        Dividends                          --             --         (17,634)                --      (17,634)
        Distributions to S corporation
                 shareholders              --             --        (12,423)                 --     (12,423)
        Effects of acquisitions         3,850             13          11,657                 --       11,670
        Stock options exercised net
                of shares surrendered     268            896              --                 --          896
        Tax benefit resulting from
                exercise of employee
                stock options              --            757              --                 --          757
        Foreign currency translation
                 adjustment                --             --              --            (1,456)      (1,456)


                                   ------------------------------------------------------------------------------------

Balance at May 31, 1998               104,611        $46,965        $610,025           $(2,498)     $654,492
                                   ------------------------------------------------------------------------------------

                                             See accompanying notes.



                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended May 31              (In thousands)                         1998            1997         1996
                                                                                    (Restated)   (Restated)
----------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Net income                                                       $122,857        $105,988      $87,744
  Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation                                                  45,774          38,504       32,378
       Amortization of deferred charges.                             11,463          11,945       12,518
       Deferred income taxes                                         11,865           8,329        6,300
       Change in current assets and
         liabilities, net of acquisitions of businesses:
            Accounts receivable                                    (23,777)        (14,029)     (14,646)
            Inventories                                            (21,824)         (4,311)      (2,039)
            Uniforms and other rental items in service             (22,422)        (12,242)     (11,637)
            Prepaid expenses                                        (5,509)           (363)           52
            Accounts payable                                        (3,440)         (4,927)        9,167
            Accrued compensation and related liabilities              5,730           1,263      (1,428)
            Accrued liabilities                                     (1,997)           5,686        9,352
                                                           --------------------------------        -----
Net cash provided by operating activities                           118,720         135,843      127,761

Cash flows from investing activities:
  Capital expenditures                                             (96,964)        (70,095)     (59,850)
  Proceeds from sale or redemption of marketable securities         117,342          49,290       74,220
  Purchase of marketable securities                               (116,841)        (64,468)    (108,900)
  Acquisitions of businesses, net of cash acquired                 (13,691)         (9,060)      (2,307)
  Other                                                             (1,923)           (979)      (2,131)
                                                              -----------------------------      -------
Net cash used by investing activities                             (112,077)        (95,312)     (98,968)

Cash flows from financing activities:
  Proceeds from issuance of long-term debt                           47,804              --        7,730
  Repayment of long-term debt                                      (26,950)         (7,874)      (6,484)
  Issuance of common stock                                              896           1,121          768
  Dividends paid                                                   (17,634)        (14,477)     (11,794)
  Distributions to S corporation shareholders                      (12,423)        (13,764)     (16,903)
  Other                                                             (1,981)         (1,197)          969
                                                              -----------------------------          ---

Net cash used in financing activities                              (10,288)        (36,191)     (25,714)

Net (decrease) increase in cash and cash equivalents                (3,645)           4,340        3,079
                                                              -----------------------------        -----

Cash and cash equivalents at beginning of year.                      16,362          12,022        8,943
                                                               ----------------------------        -----

Cash and cash equivalents at end of year                            $12,717         $16,362      $12,022
                                                                ---------------------------      -------

                                             See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (Amounts in thousands except per share and share data)

1.  SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------


        BUSINESS DESCRIPTION. Cintas designs, manufactures and implements corporate identity uniform programs which it rents or sells to customers throughout the United States and Canada. The Company also provides ancillary services including entrance mats, sanitation supplies and first aid products and services. The Company provides these highly specialized services to businesses of all types--from small service and manufacturing companies to major corporations that employ thousands of people.

        PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Cintas Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated.

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

        PROPERTY, PLANT AND EQUIPMENT. Depreciation is calculated using the straight-line method over the following estimated useful lives, in years:

               Buildings and Improvements. . . . . . 5 to 40
               Equipment . . . . . . . . . . . . . . 3 to 10
               Leasehold Improvements . .. . . . . . .2 to 5

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

        OTHER ASSETS. Other assets consist primarily of service contracts and noncompete or consulting agreements obtained through the acquisition of businesses, which are amortized by use of the straight-line method over the estimated lives of the agreements which are generally five to ten years, and goodwill, which is amortized using the straight-line method over forty years.

        INTEREST RATE SWAP AGREEMENTS. Periodic settlements under interest rate swap agreements are recognized as adjustments of interest expense for the relevant periods.

        REVENUE RECOGNITION. Rental revenue is recognized when services are performed and sales revenue is recognized when products are shipped. The Company also establishes an estimate of allowances for uncollectible accounts when revenue is recorded.

        PRO FORMA ADJUSTMENT FOR INCOME TAXES. During fiscal 1998, the Company acquired Uniforms To You Companies (UTY) in a merger transaction accounted for as a pooling of interests. Prior to the merger, UTY had elected S Corporation status for income tax purposes. As a result of the merger, UTY terminated its S Corporation election. Pro forma adjustment for income taxes presents the pro forma tax expense of UTY as if UTY had been a C Corporation during the financial statement periods presented.

        FAIR  VALUE  OF  FINANCIAL   INSTRUMENTS.   The  following  methods  and
assumptions were used by the Company in estimating the fair value of financial instruments:

        Cash and cash equivalents. The amounts reported approximate market value.

        Marketable   securities.   The  amounts   reported  are  at  cost  which
        approximates market value. Market values are based on quoted market prices.

        Long-term debt. The amounts reported are at carrying value which approximates market value. Market values are determined using similar debt instruments currently available to the Company that are consistent with the terms, interest rates and maturities.

        OTHER ACCOUNTING PRONOUNCEMENTS. In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, and No. 131, Disclosures about Segments of an Enterprise and Related Information. These new pronouncements, which become effective in fiscal 1999, are presently being reviewed by the Company and are not expected to have a material effect on the Company's financial position or results of operations although they may result in additional disclosures in the future.


2. MARKETABLE SECURITIES
-------------------------------------------------------------------------------


        All marketable securities are comprised of debt securities and classified as available-for-sale. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in interest income. The cost of the securities sold is based on the specific identification method. Interest on securities classified as available-for-sale are included in interest income.

        The following is a summary of marketable securities at May 31, 1998 and 1997:

                                             1998                        1997
--------------------------------------------------------------------------------


                                            ESTIMATED                  ESTIMATED
                                  COST     FAIR VALUE       COST      FAIR VALUE
                                                         (Restated)   (Restated)

Obligations of state and
  political subdivisions        $65,791      $65,757      $63,573      $63,476
U.S. Treasury securities
  and obligations of U.S.
  government agencies             4,938        4,918       11,444       11,420
Other debt securities            17,425       17,504       13,638       13,621
                                ------------------------------------------------
                                $88,154      $88,179      $88,655      $88,517
                                ------------------------------------------------

        The gross realized gains on sales of available-for-sale securities totaled $84, $31 and $77 for the years ended May 31, 1998, 1997 and 1996, and the gross realized losses totaled $25, $96 and $127, respectively. Net unrealized gains/(losses) are $25 and $(138) at May 31, 1998 and 1997, respectively.

        The amortized cost and estimated fair value of debt and marketable securities at May 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.
                                                                   ESTIMATED
                                                            COST   FAIR VALUE

Due in one year or less                                $  44,669    $  44,660
Due after one year through three years                    28,478       28,562
Due after three years                                     15,007       14,957
                                                        --------      -------
                                                         $88,154      $88,179

3. PROPERTY, PLANT AND EQUIPMENT                            1998         1997
                                                                     (Restated)
-------------------------------------------------------------------------------


Land                                                   $  31,238    $  27,626
Buildings and improvements                               160,523      144,349
Equipment                                                316,812      252,839
Leasehold improvements                                     3,956        3,446
Construction in progress                                  49,256       20,709
                                                    ------------       ------
                                                         561,785      448,969
Less accumulated depreciation                            194,691      149,787
                                                     -----------      -------
                                                        $367,094     $299,182

4. OTHER ASSETS                                             1998         1997
                                                                      (Restated)
--------------------------------------------------------------------------------


Goodwill                                               $  72,544    $  58,004
Service contracts                                         69,021       62,240
Noncompete and consulting agreements                      39,994       42,381
                                                     -----------       ------
                                                         181,559      162,625
Less accumulated amortization                             56,933       53,382
                                                     -----------       ------
                                                         124,626      109,243
Other                                                     17,515       10,697
                                                     -----------       ------
                                                        $142,141     $119,940


5. LONG-TERM DEBT                                           1998         1997
                                                                   (Restated)
-------------------------------------------------------------------------------


Secured term notes due through
  2003 at an average rate of 6.99%                  $  36,257    $  35,390
Unsecured term notes due through
  2003 at an average rate of 7.08%.                    32,967       35,714
Unsecured notes due through 2009
  at an average rate of 6.25%                          97,906       30,884
Unsecured revolving note due in
  2000 at a rate of 6.05%                              10,000       20,880
Industrial development revenue
  bonds due through 2013
  at an average rate of 5.18%                          10,879       10,888
Other long-term obligations                               115          132
                                                      -------------------------
                                                      188,124      133,888
Less amounts due within one year                        8,117        8,322
                                                      --------------------------
                                                     $180,007     $125,566

        Debt in the amount of $9,804 is secured by assets with a carrying value of $10,127 at May 31, 1998, and letters of credit in the amount of $7,558. Maturities of long-term debt during each of the next five years are: $8,117, $87,523, $11,542, $29,094 and $5,445, respectively.

        The Company has entered into an interest rate swap agreement to manage its exposure to swings in short-term interest rates. This agreement totals $10,000, expires in March 2001 and allows the Company to pay an effective interest rate of approximately 6.16%.

        Interest expense is net of capitalized interest of $1,190, $551 and $435 for the years ended May 31, 1998, 1997 and 1996, respectively. Interest paid, net of amount capitalized, was $8,648, $10,479 and $10,963 for the years ended May 31, 1998, 1997 and 1996, respectively.

6. LEASES
--------------------------------------------------------------------------------

        The Company conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from one to ten years. The lease agreements provide for increases in rentals if the options are exercised based on increases in certain price level factors or prearranged increases. The minimum rental payments for each of the next five years ending May 31, 2003,
and  thereafter  are:  $5,903,   $4,600,  $3,551,  $2,920,  $2,595  and  $8,845,
respectively. Rent expense under operating leases during the years ended May 31, 1998, 1997 and 1996, was $8,654, $7,189 and $5,885, respectively.


7. INCOME TAXES                            1998           1997         1996
-------------------------------------------------------------------------------


Income taxes consist of the
   following components:
        Current:
               Federal                  $49,326        $41,071      $35,001
               State and local            6,434          6,378        5,746
                                      ------------------------        -----
                                         55,760         47,449       40,747
        Deferred                            817          8,329        6,300
                                      ------------------------        -----
                                        $56,577        $55,778      $47,047
                                        ----------------------      -------


                                                1998           1997         1996
                                                            (Restated) Restated)
--------------------------------------------------------------------------------


Reconciliation of income tax expense using
  the statutory  rate and actual income
  tax expense is as follows:
    Income taxes at the U.S. federal
      statutory rate                         $62,802        $56,619      $47,177
    State and local income taxes, net
      of federal benefit                       6,446          5,394        4,648
    Nontaxable income earned                 (1,201)        (1,048)        (599)
    Tax credits                                (288)          (206)        (216)
    Nontaxable income of company acquired
      in pooling of interests                (4,950)        (5,794)      (4,805)
    Deferred tax benefit arising from pooling
      of interests                           (8,280)            --           --
    Other                                     2,048            813          842
                                              ----------------------------------
                                             $56,577        $55,778      $47,047
                                             -----------------------------------

The components of deferred income taxes included on the balance sheets at May 31, 1998 and 1997, are as follows:

                                                    1998           1997
---------------------------------------------------------------------------


Deferred tax assets:
        Employee benefits                       $  5,719       $  5,818
        Allowance for bad debts and other         10,388          7,496
                                               ---------          -----
                                                  16,107         13,314

Deferred tax liabilities:
        In-service inventory                      48,321         41,022
        Depreciation                              24,654         21,083
        Other                                    (1,303)          5,957
                                              ----------          -----
                                                  71,672         68,062

Net deferred tax liability                       $55,565        $54,748
                                                 -------        -------

        Income taxes paid were $54,406, $45,207 and $40,817 for the years ended May 31, 1998, 1997 and 1996, respectively.

8. ACQUISITIONS
--------------------------------------------------------------------------------


        During the year ended May 31, 1998, the Company completed nine significant acquisitions (excluding insignificant acquisitions). Eight of these acquisitions were accounted for as a pooling of interests and one as a purchase.

        During the year ended May 31, 1997, the Company completed four significant acquisitions (excluding insignificant acquisitions). Three of these acquisitions were accounted for as a pooling of interests and one as a purchase.

        POOLING OF INTERESTS

        The impact of seven of the 1998 pooling of interests transactions and the three 1997 pooling of interests transactions on the Company's historical consolidated financial statements were not material, consequently, prior period and current year financial statements have not been restated for these transactions.

        In April 1998, the Company acquired Uniforms To You (UTY), a direct sale uniform provider. The acquisition was accounted for using the pooling of interests method of accounting. The Company exchanged 3,959,262 shares of its common stock for all the outstanding stock of UTY. In accordance with the pooling of interests method of accounting, no adjustment has been made to the historical carrying amount of assets and liabilities of UTY. The accompanying consolidated financial statements have been restated to include the financial position and operating results of UTY for all periods prior to the merger.

        A reconciliation of revenue, pro forma net income and pro forma basic and diluted earnings per share of Cintas (as previously reported), UTY, and combined, including the pro forma adjustment for income taxes for UTY, is as follows:

                                               1998           1997         1996
--------------------------------------------------------------------------


Revenue:
        Cintas (as previously reported)                    $839,949     $730,130
        UTY                                                 155,258      145,703
                                             -----------------------------------
        Combined                             $1,198,307    $995,207     $875,833
                                             -----------------------------------

Pro forma net income:
        Cintas (as previously reported)                     $90,840      $75,183
        UTY                                                  15,148       12,561
        Pro forma adjustment for UTY
            income taxes                                      5,794        4,805
                                           -------------------------------------
        Combined                            $   117,907    $100,194      $82,939
                                            ------------------------------------

Pro forma basic earnings per share:
        Cintas (as previously reported)                      $  .95         $.80
                                             -----------------------------------
        Combined                                  $1.16       $1.01         $.84
                                             -----------------------------------

Pro forma diluted earnings per share:
        Cintas (as previously reported)                      $  .94         $.79
                                            ------------------------------------
        Combined                                  $1.14      $  .99         $.83
                                            ------------------------------------

        In accordance with accounting rules for pooling of interests transactions, charges to operating income for acquisition- related expenses were recorded upon completion of the pooling acquisitions. These acquisition-related expenses totaled $16,000 ($11,000 after tax) for the UTY transaction and primarily consisted of a pre-established compensation program for UTY's senior executives.


PURCHASES

        For all acquisitions accounted for as purchases, including insignificant acquisitions, the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. The following summarizes the aggregate purchase price for all businesses acquired which have been accounted for as purchases:

                                                1998           1997         1996
--------------------------------------------------------------------------------


Fair value of assets acquired                $37,477        $12,845       $2,407
Liabilities assumed and incurred               1,787          2,499          100
                                             -----------------------------------
Total cash paid for acquisitions             $35,690        $10,346       $2,307
                                             -----------------------------------

        The results of operations for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information for acquired businesses are not presented because they are not material.


9. CINTAS PARTNERS' PLAN
--------------------------------------------------------------------------------

        The Cintas Partners' Plan (the Plan) is a non-contributory profit sharing plan and ESOP for the benefit of Company employees who have completed one year of service. The Plan also includes a 401(k) savings feature covering substantially all employees. The amount of contributions to the profit sharing plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of the Company. Total contributions, including the Company's matching contributions, were $8,820, $7,331 and $6,188 for the years ended May 31, 1998, 1997 and 1996, respectively.


10. EARNINGS PER SHARE
--------------------------------------------------------------------------------

        Earnings per share and pro forma earnings per share are computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The basic computations are computed based on the weighted average number of common shares outstanding during each period. The diluted computations reflect the potential dilution that could occur if stock options were exercised into common stock, under certain circumstances, that then would share in the earnings of the Company.

        The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for the respective years:

                                                1998           1997         1996
-------------------------------------------------------------------------------


Numerator:
  Net income                                $122,857       $105,988      $87,744

 Denominator:
    Denominator for basic earnings
    per share - weighted average shares
           ('000's)                          101,751         99,221       98,157
    Effect of dilutive securities -
    employee stock options ('000's)            1,872          1,504        1,504
                                            ------------------------------------
    Denominator for diluted earnings
    per share - adjusted weighted
    average shares and assumed
    conversions ('000's)                      103,623         100,725     99,661
                                              ----------------------------------
    Basic earnings per share                    $1.21          $1.07        $.89
                                            ------------------------------------
    Diluted earnings per share                  $1.19          $1.05        $.88
                                            ------------------------------------

        On October 22, 1997, the Board of Directors approved a 2-for-1 common stock split effective November 18, 1997. All share and per share information has been adjusted to retroactively reflect the effect of this stock split for all periods presented.

11. STOCK BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations, in accounting for its stock options. The Company has adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation. All of the Company's stock options have been issued with an exercise price equal to the estimated fair market value of the underlying stock at the date of grant. Accordingly, under Opinion No. 25, no compensation expense is recognized.

        Under the stock option plan adopted by the Company in fiscal 1993, the Company may grant officers and key employees incentive stock options and/or non-qualified stock options to purchase an aggregate of 4,600,000 shares of the Company's common stock. Options are granted at the fair market value of the underlying common stock on the date of grant and generally become exercisable at the rate of 20% per year commencing five years after grant, so long as the holder remains an employee of the Company.

        The information presented in the following table relates to stock options granted and outstanding under either the plan adopted in fiscal 1993 or under a similar plan which expired in June 1993:

                                                          WEIGHTED AVG.
                                            SHARES       EXERCISE PRICE

Outstanding May 31, 1995
        (562,718 shares exercisable)        2,739,478       $  10.16
        Granted                               627,500          19.67
        Cancelled                            (56,840)          12.15
        Exercised                           (485,246)           6.48
                                            ---------           ----
Outstanding May 31, 1996
        (396,012 shares exercisable)        2,824,892          12.86
        Granted                               780,100          25.89
        Cancelled                           (126,400)          14.83
        Exercised                           (272,060)           5.83
                                            ---------           ----
Outstanding May 31, 1997
        (360,672 shares exercisable)        3,206,532          16.56
        Granted                             1,111,200          36.37
        Cancelled                           (153,798)          22.52
        Exercised                           (277,017)           6.89
                                            ---------           ----
Outstanding May 31, 1998
        (334,717 shares exercisable)        3,886,917         $22.65
                                            ---------         ------

The following table summarizes information about stock options outstanding at May 31, 1998:

                                 OUTSTANDING OPTIONS        EXERCISABLE OPTIONS

                                Average      Weighted                  Weighted
    Range of                   Remaining     Average                    Average
    Exercise       Number       Option       Exercise       Number      Exercise
      Price      Outstanding     Life         Price         Exercise     Price
--------------------------------------------------------------------------------


$5.50-$13.75     1,030,317       3.59       $10.91          274,717    $  8.61
 13.88-24.38     1,053,400       6.58        18.08           33,200       17.76
 25.25-31.00     751,400         8.25        25.93           26,800       27.08
 34.88-50.25     1,051,800       9.23        36.38             --            --
--------------------------------------------------------------------------------
$ 5.50-$50.25    3,886,917       6.83      $22.65            334,717      $11.00
--------------------------------------------------------------------------------

        At May 31, 1998, 1,210,700 shares of common stock are reserved for future issuance.

        Pro forma information regarding earnings and earnings per share is required by Statement No. 123 and has been determined as if the Company had accounted for its stock options granted subsequent to May 31, 1995, under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:


                                              1998        1997         1996
--------------------------------------------------------------------------------


Risk free interest rate                      5.50%       6.63%        6.46%
Dividend yield                                .45%        .53%         .56%
Expected volatility of the Company's
  common stock                                 24%         26%          27%
Expected life of the option (in years)          8          8.5           9

        The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are freely transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

        For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                 1998         1997       1996
--------------------------------------------------------------------------------


Net income:
        As reported                            $122,857     $105,988    $87,744
        Pro forma for Statement No. 123        $120,167     $104,711    $87,259
Earnings per share:
        Pro forma basic earnings per share
          for Statement No. 123                $1.18        $1.06       $.89
        Pro forma diluted earnings per share
          for Statement No. 123                $1.16        $1.04       $.88

        The effects of providing pro forma disclosure are not representative of earnings reported for future years.

--------------------------------------------------------------------------------

12. QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

        The following is a summary of the results of operations for each of the quarters within the years ended May 31, 1998 and 1997. The reported amounts differ from amounts previously reported in Form 10-Q due to the restatement of the accompanying consolidated financial statements which have been restated to include the financial position and operating results of UTY, an acquisition accounted for using the pooling of interests method of accounting.

                                        FIRST     SECOND       THIRD     FOURTH
MAY 31, 1998                          QUARTER     QUARTER     QUARTER    QUARTER
                                    (Restated)  (Restated)  (Restated)
--------------------------------------------------------------------------------

Revenue:
  Cintas (as previously reported)    $235,501   $ 251,984   $262,837
  UTY                                  37,304      41,713      39,052
                                     -------------------------------------------
  Combined                           $272,805    $293,697    $301,889   $329,916
                                     -------------------------------------------

Gross profits:
  Cintas (as previously reported)    $ 96,940    $102,086    $107,808
  UTY                                  14,815      16,566      15,147
                                     -------------------------------------------
  Combined                           $111,755    $118,652    $122,955   $134,699
                                     -------------------------------------------

Pro forma net income:
  Cintas (as previously reported)    $ 24,058   $  27,976   $  27,674
  UTY                                   4,202       4,756       2,616
  Pro forma adjustment for UTY
     income taxes                       1,607       1,819       1,001
                                     -------------------------------------------
     Combined                        $ 26,653   $  30,913   $  29,289 $31,052(1)
                                     -------------------------------------------

Basic earnings per share                 $.28        $.32       $.30        $.31
                                         ---------------------------------------

Diluted earnings per share               $.28        $.32        $.29       $.30
                                         ---------------------------------------

Pro forma basic earnings per share       $.26        $.31        $.29       $.30
                                         ---------------------------------------

Pro forma diluted earnings per share     $.26        $.30        $.28       $.30
                                         ---------------------------------------

Weighted average number of shares
    outstanding ('000's)                100,771    101,431     101,840   102,957
                                        ----------------------------------------

(1) The net income of Cintas and UTY before the pro forma adjustment for UTY income taxes, was $31,575.

                                     FIRST       SECOND       THIRD     FOURTH
MAY 31, 1998                        QUARTER      QUARTER     QUARTER    QUARTER
                                   (Restated)   (Restated)  (Restated)(Restated)
--------------------------------------------------------------------------------

Revenue:
  Cintas (as previously reported)    $192,786     $208,568    $209,952  $228,643
  UTY                                  41,688       41,688      34,503    37,379
                                     -------------------------------------------
  Combined                           $234,474     $250,256    $244,455  $266,022

Gross profits
 Cintas (as previously reported)    $  78,239    $  83,871   $  84,599    92,581
 UTY                                   15,433       15,433      15,069    16,327
                                    --------------------------------------------
 Combined                           $  93,672    $  99,304   $  99,668  $108,908
                                    --------------------------------------------

Pro forma net income
 Cintas (as previously reported)    $ 19,697     $  22,698   $  22,454 $  25,991
 UTY                                   4,641         4,641       2,178     3,688
 Pro forma adjustment for UTY
   income taxes                        1,775         1,775         833     1,411
                                    --------------------------------------------
 Combined                           $ 22,563     $  25,564   $  23,799 $  28,268
                                    --------------------------------------------

Basic earnings per share                $.24           $.28        $.25     $.30
                                    --------------------------------------------

Diluted earnings per share              $.24            $.27       $.25     $.29
                                    --------------------------------------------

Pro forma basic earnings per share      $.23            $.26       $.24     $.28
                                    --------------------------------------------

Pro forma diluted earnings per share    $.23            $.25       $.24     $.27
                                    --------------------------------------------

Weighted average number of shares
   outstanding ('000's)               98,490          98,798      99,128 100,475
                                    --------------------------------------------

                            REPORT OF AUDIT COMMITTEE

        The Audit Committee (the Committee) of the Board of Directors is composed of three independent directors. The Committee, which held two meetings during fiscal 1998, oversees the Company's financial reporting process on behalf of the Board of Directors.

        In fulfilling its responsibilities, the Committee recommended to the Board of Directors the selection of the Company's independent auditors. The Committee discussed with the independent auditors the overall scope and specific plan for their audits. The Committee also discussed the Company's consolidated financial statements and the adequacy of the Company's system of internal control.

        The Committee meets with the Company's independent auditors, without management present, to discuss the results of their evaluation of the system of internal control and the overall quality of the Company's financial reporting. The meetings are designed to facilitate any private communications with the Committee desired by the independent auditors.




Roger L. Howe, Chairman
Audit Committee
July 2, 1998


                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors
Cintas Corporation

        We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 1998, in conformity with generally accepted accounting principles.



Cincinnati, Ohio
July 2, 1998

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                              CONDITION AND RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

        Fiscal 1998 marked another year of uninterrupted growth for the Company. The Company's historical financial results have been restated as if Cintas and Uniforms To You (UTY) had always been one company. Total revenue was $1.2 billion, an increase of 20% over fiscal 1997. Pretax income before acquisition-related costs of $17 million (primarily consisting of a pre-established compensation program for UTY's senior executives) increased 21%. Including those acquisition-related costs, pretax income of $179 million increased 11% over the prior fiscal year. Net income increased 16% to $123 million including the acquisition-related costs which were partially offset by establishing a deferred tax asset for the UTY acquisition. When UTY was a privately-held company, it was an "S" Corporation, meaning that all taxes were paid by the shareholders of the company rather than the company and as such, UTY income did not include any tax provision. According to accounting rules for acquisitions that are treated as pooling of interests, UTY's results were added to the Company's historical results. Pro forma tax amounts and net income amounts have been disclosed to reflect net income on a true after tax basis. On a pro forma basis, net income of $118 million and basic earnings per share of $1.16 represent increases of 18% and 15%, respectively, over the prior fiscal year. Net rental revenue increased 18%, primarily due to growth in the customer base. Other service revenue increased 27% due to growth in the Company's National Account, First Aid, Catalog and UTY Divisions. Return on equity of 20% was comparable with the prior year.

        Net interest expense decreased $1 million primarily due to repayment of debt and a favorable interest rate environment. The Company's effective pro forma tax rate was 34% and 38%, respectively, for fiscal years 1998 and 1997. Fiscal year 1998 income taxes were offset by an $8 million credit that established a deferred tax asset from assets pertaining to UTY. A deferred tax asset results from the existence of book reserves (i.e. obsolescence reserves on inventory) which have already been expensed for book purposes but have not yet been deducted for tax purposes.

        Cash, cash equivalents and marketable securities decreased by $4 million, primarily due to capital expenditures for new facilities and equipment to accommodate growth. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable
securities   consist  primarily  of  municipal  bonds  and  federal   government
securities.

        Accounts receivable increased $35 million due to sales growth and acquisitions made during the year. Inventories increased $28 million reflecting growth in the Company, expanding product lines and the investment in the Company's First Aid Division.

        Net property, plant and equipment increased by $68 million. In fiscal 1998, the Company completed construction on five new uniform rental facilities and had thirteen uniform rental facilities in various stages of construction to accommodate growth in rental operations.


FISCAL 1997 COMPARED TO FISCAL 1996

        During fiscal 1997, total revenue was $995 million, net income was $106 million and basic earnings per share was $1.07, increasing 14%, 21% and 20%, respectively. Pro forma net income of $100 million and pro forma basic earnings per share of $1.01 represented increases of 21% and 20%, respectively. Net rental revenue increased 14%, primarily due to growth in the customer base. Other service revenue increased 13%.

        Income before taxes increased 20% to $162 million. Net interest expense decreased $2 million primarily due to an increase in interest income (related to a higher level of cash and marketable securities on hand) combined with a decrease in interest expense (related to a lower amount of long-term debt and improved interest rates). The Company's pro forma effective tax rate was 38% in both 1997 and 1996.

        Cash, cash equivalents and marketable securities increased by $20 million primarily due to strong cash flow from operations. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

        Accounts receivable increased $18 million due to sales growth and acquisitions made during the year. Inventories increased $7 million due to new and expanded product lines for rental and catalog customers, as well as first aid product lines.

        Net property, plant and equipment increased by $35 million. In fiscal 1997, the Company constructed five new uniform rental facilities to accommodate growth in rental operations.


FINANCIAL CONDITION

        At May 31, 1998, the Company had $101 million in cash, cash equivalents and marketable securities. The Company's investment policy pertaining to marketable securities is conservative. Preservation of principal while earning an attractive yield are the criteria used in making investments. Working capital increased $72 million to $350 million due primarily to the increase in accounts receivable and inventories.

        Capital expenditures for fiscal 1998 totaled $97 million. The Company continues to reinvest into land, buildings and equipment in order to expand capacity for future growth. The Company anticipates that capital expenditures for fiscal 1999 will approximate $100 million.

     The Company's percentage of debt to total capitalization was 22% at May 31, 1998, versus 20% at May 31, 1997.

        During the year, the Company paid dividends of $18 million or $.18 per share. This dividend is an increase of 20% over that paid in fiscal 1997.


INFLATION AND CHANGING PRICES

        Management believes inflation has not had a material impact on the Company's financial condition or a negative impact on operations.


IMPACT OF YEAR 2000

        The Company has completed an assessment of all of its software systems and has determined what changes, if any, need to be made so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total cost of those changes is not expected to be material and will be expensed as incurred. The Company incurred the majority of its Year 2000 costs during fiscal 1998, and the remaining costs are expected to be expensed in fiscal 1999 when all changes are expected to be completed. The Company is in the process of contacting key suppliers to obtain certification of their systems Year 2000 compliance.

                             SHAREHOLDER INFORMATION

EXECUTIVE OFFICES                                10-K REPORT

Cintas  Corporation     A copy of the Form 10-K annual  report  filed with the
6800 Cintas Boulevard   Securities and Exchange Commission for the year ended
P.O. Box 625737         May 31, 1998, is available at no charge to shareholders.
Cincinnati, Ohio        Direct requests in writing for this report or other
  45262-5737            information to:


AUDITORS                                William C. Gale
                                        Vice President & Chief Financial Officer
Ernst & Young LLP                       Cintas Corporation
1300 Chiquita Center                    6800 Cintas Boulevard
250 East Fifth Street                   P.O. Box 625737
Cincinnati, Ohio 45202                  Cincinnati, Ohio 45262-5737
                                        (513) 459-1200

MARKET FOR REGISTRANT'S COMMON STOCK             FINANCIAL INFORMATION

Cintas Corporation Common Stock is               For financial information visit
traded on the NASDAQ National Market             us on the internt at
System.  The symbol is CTAS.                     http://www.nasdaq.com or
                                                 http://www.cintas-corp.com

                                                 INFORMATION INTERNET ADDRESS
REGISTRAR AND TRANSFER AGENT
                                                 Visit us at our web site at
                                                 http://www.cintas-corp.com

The Fifth Third Bank                             SECURITY HOLDER INFORMATION
Shareholder Services
Mail Drop 1090F5-4129                            At May 31, 1998, there were
38  Fountain  Square                             approximately 1,900
Cincinnati,  Ohio 45263                          shareholders of record of the
(513) 579-5320                                   Corporation's Common Stock.
(800) 837-2755                                   The Company believes that this
                                                 represents approximately
                                                 17,000 beneficial owners.

                                                 The  following  table shows the
                                                 high and low closing  prices by
                                                 quarter  during  the  last  two
                                                 fiscal years.
ANNUAL MEETING                                   Closing  prices  have
                                                 been   stated   to   reflect  a
                                                 2-for-1  stock split  effective
                                                 November 1997.
October 21, 1998
The Fifth Third Bank
38 Fountain Square
Fifth Floor
Cincinnati, Ohio 45202
9:00 a.m.

              FISCAL 1998                           FISCAL 1997
Quarter ended       High        Low     Quarter ended      High      Low
May 1998           52 7/8     42 3/4    May 1997          32 3/16   25 1/2
February 1998        46       36 3/8    February 1997     31 1/8    26 1/2
November 1997      40 3/8    34 11/16   November 1996     31 3/4      27
August 1997        35 7/16    30 3/4    August 1996         28      24 5/8