Form 10-K, Exhibit 13
period 1999-05-31
CINTAS CORP
filed 1999-08-27
CIK 723254

                                                            EXHIBIT 13
ELEVEN YEAR FINANCIAL SUMMARY
-----------------------------
Years Ended May 31      (In thousands except per share data)

                                  1989         1990       1991         1992       1993         1994
----------------------------------------------------------------------------------------------------
Net Revenue                     $447,995     518,948     569,583     621,041     711,663     803,009
Net Income                      $ 30,431      33,716      35,261      45,744      54,956      67,141
Pro Forma Net Income (1)        $ 28,633      32,761      34,063      45,151      53,374      64,459
Basic EPS                          $0.32        0.34        0.36        0.46        0.54        0.66
Diluted EPS                        $0.32        0.34        0.36        0.46        0.53        0.65
Pro Forma Basic EPS (1)            $0.30        0.33        0.34        0.45        0.53        0.63
Pro Forma Diluted EPS (1)          $0.30        0.33        0.34        0.45        0.52        0.62
Dividends Per Share                $0.03        0.04        0.05        0.06        0.07        0.09
Total Assets                    $351,816     410,628     467,608     501,769     634,197     700,872
Shareholders' Equity            $162,818     203,156     233,693     273,501     324,562     409,053
Return on Average Equity           20.1%       17.9%       15.6%       17.8%       17.8%       17.6%
Long-Term Debt                   $99,589     116,148     130,967     122,372     158,311     132,929

                                                                                              10 Year
                                                                                               Compd
                                 1995          1996       1997       1998        1999          Growth
----------------------------------------------------------------------------------------------------
Net Revenue                     929,534    1,103,492   1,261,899   1,476,945   1,751,568       14.6%
Net Income                       85,413       98,956     118,557     133,654     138,939       16.4%
Pro Forma Net Income (1)         80,752       94,151     112,763     128,704     138,939       17.1%
Basic EPS                          0.83         0.96        1.13        1.25        1.26       14.7%
Diluted EPS                        0.82         0.94        1.12        1.23        1.23       14.4%
Pro Forma Basic EPS (1)            0.78         0.91        1.08        1.20        1.26       15.4%
Pro Forma Diluted EPS (1)          0.77         0.90        1.06        1.18        1.23       15.2%
Dividends Per Share                0.10         0.13        0.15        0.18        0.22       22.0%
Total Assets                    816,508      996,046   1,101,182   1,305,400   1,407,818       14.9%
Shareholders' Equity            481,654      553,701     650,603     756,795     871,423       18.3%
Return on Average Equity          18.1%        18.2%       18.7%       18.8%(2)    20.5%(2)
Long-Term Debt                  164,332      237,550     227,799     307,633     283,581



Note: Results prior to March 24, 1999, have been restated to include Unitog Company.

Results prior to April 8, 1998, have also been restated to include Uniforms To You Companies.

Results prior to October 1, 1991, have also been restated to include Rental Uniform Service of Greenville, S.C., Inc.

(1) Results for 1998 and prior years were adjusted on a pro forma basis to reflect the true tax impact of Uniforms To You as if it had been reported as a C Corporation prior to the merger with Cintas.
(2) Return on average equity before one-time items. Please refer to Managements Discussion and Analysis for additional information.


                                    [MAP]

                         CONSOLIDATED STATEMENTS OF INCOME
                         ---------------------------------

Years Ended May 31      (In thousands except per share data)

                                                       1999                1998                 1997
                                                    (Restated)                               (Restated)
-------------------------------------------------------------------------------------------------------
Revenue:
         Rentals                                    $ 1,297,248         $ 1,090,577         $   946,923
         Other services                                 454,320             386,368             314,976
                                                    -----------         -----------         -----------
                                                      1,751,568           1,476,945           1,261,899

Costs and expenses (income):
         Cost of rentals                                758,063             644,809             566,021
         Cost of other services                         308,643             261,501             214,066
         Selling and administrative expenses            403,580             345,664             287,663
         Acquisition-related expenses                    12,088              17,116                 553
         Special charge                                  28,429                  --                  --
         Environmental charge                             5,000                  --                  --
         Interest income                                 (4,671)             (4,825)             (4,449)
         Interest expense                                16,442              15,824              16,033
                                                    -----------         -----------         -----------
                                                      1,527,574           1,280,089           1,079,887
                                                    -----------         -----------         -----------

Income before income taxes                              223,994             196,856             182,012
Income taxes                                             85,055              63,202              63,455
                                                    -----------         -----------         -----------
Net income                                          $   138,939         $   133,654         $   118,557
                                                    -----------         -----------         -----------

Basic earnings per share                                  $1.26               $1.25               $1.13
                                                    -----------         -----------         -----------
Diluted earnings per share                                $1.23               $1.23               $1.12
                                                    -----------         -----------         -----------
Dividends declared and paid per share                     $ .22               $ .18               $ .15
                                                    -----------         -----------         -----------
Net income                                          $   138,939         $   133,654         $   118,557
Pro forma adjustment for income taxes                        --               4,950               5,794
                                                    -----------         -----------         -----------
Pro forma net income                                $   138,939         $   128,704         $   112,763
                                                    -----------         -----------         -----------
Pro forma basic earnings per share                        $1.26               $1.20               $1.08
                                                    -----------         -----------         -----------
Pro forma diluted earnings per share                      $1.23               $1.18               $1.06
                                                    -----------         -----------         -----------

                            See accompanying notes.

                                        CONSOLIDATED BALANCE SHEETS
                                        ---------------------------

                         As of May 31          (In thousands except per share data)
                                                                                  1999                1998
                                                                                                   (Restated)
--------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
         Cash and cash equivalents                                            $   15,803         $   13,423
         Marketable securities                                                    72,315             88,154
         Accounts receivable, principally trade, less
                  allowance of $8,754 and $7,978, respectively                   202,079            185,938
         Inventories                                                             137,983            129,655
         Uniforms and other rental items in service                              200,154            181,415
         Prepaid expenses                                                          6,151              5,524
                                                                              ----------         ----------
         Total current assets                                                    634,485            604,109

Property and equipment, at cost, net                                             573,087            488,971
Other assets                                                                     200,246            212,320
                                                                              ----------         ----------
                                                                              $1,407,818         $1,305,400
                                                                              ----------         ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
         Accounts payable                                                     $   46,783         $   54,275
         Accrued compensation and related liabilities                             25,521             21,470
         Accrued liabilities                                                      83,209             70,908
         Deferred income taxes                                                    40,214             43,745
         Long-term debt due within one year                                       16,370             11,741
                                                                              ----------         ----------
         Total current liabilities                                               212,097            202,139

Long-term debt due after one year                                                283,581            307,633
Deferred income taxes                                                             40,717             38,833
Shareholders' equity:
         Preferred stock, no par value:
                  100,000 shares authorized, none outstanding                          --                 --
         Common stock, no par value:
                  300,000,000 shares authorized, 110,949,274
                  and 109,793,716 shares issued and outstanding, respectively     49,974             47,062
         Retained earnings                                                       825,268            712,249
         Other accumulated comprehensive income (loss)                            (3,819)            (2,516)
                                                                              ----------         ----------
Total shareholders' equity                                                       871,423            756,795
                                                                              ----------         ----------
                                                                              $1,407,818         $1,305,400
                                                                              ----------         ----------


                            See accompanying notes.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)

                                                                                             Other
                                                  Common stock                            Accumulated         Total
                                             ----------------------      Retained        Comprehensive     Shareholders'
                                              Shares         Amount      Earnings         Income (Loss)     Equity
-------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1996                      98,357         $43,917      $422,446         $   (834)        $ 465,529
Adjustment for pooling of interests           5,282              96        88,076               --            88,172
                                          ---------       ---------     ---------        ---------         ---------
Balance at May 31, 1996, as restated        103,639          44,013       510,522             (834)          553,701
         Net income                              --              --       118,557               --           118,557
         Equity adjustment for foreign
                  currency translation           --              --            --             (191)             (191)
                                                                                                           ---------
         Comprehensive income                                                                                118,366
                                                                                                           ---------
         Dividends                               --              --       (15,634)              --           (15,634)
         Distributions to S
                  Corporation shareholders       --              --       (13,764)              --           (13,764)
         Effects of acquisitions              1,758              --         5,375               --             5,375
         Stock options exercised net
                  of shares surrendered         418           1,121         1,177               --             2,298
         Tax benefit resulting from
                  exercise of employee
                  stock options                  --             261            --               --               261
                                          ---------       ---------     ---------        ---------         ---------
Balance at May 31, 1997, as restated        105,815          45,395       606,233            (1,025)         650,603


         Net income                              --              --       133,654               --           133,654
         Equity adjustment for foreign
                  currency translation           --              --            --           (1,491)           (1,491)
                                                                                                           ---------
         Comprehensive income                                                                                132,163
                                                                                                           ---------
         Dividends                               --              --       (19,082)              --           (19,082)
         Distributions to S
                  Corporation shareholders       --              --       (12,423)              --           (12,423)
         Effects of acquisitions              3,850              13        11,657               --            11,670
         Repurchase of common stock            (147)             --        (7,971)              --            (7,971)
         Stock options exercised net
                  of shares surrendered         276             897           181               --             1,078
         Tax benefit resulting from
                  exercise of employee
                  stock options                  --              57            --               --               757
                                          ---------       ---------     ---------        ---------         ---------
Balance at May 31, 1998, as restated        109,794          47,062       712,249           (2,516)          756,795
         Net income                              --              --       138,939               --           138,939
         Equity adjustment for foreign
                  currency translation           --              --            --           (1,303)           (1,303)
                                                                                                           ---------
         Comprehensive income                                                                                137,636
                                                                                                           ---------
         Adjustment to conform Unitog
                  Company's fiscal year          --              --           689               --               689
         Dividends                               --              --       (24,942)              --           (24,942)
         Effects of acquisitions                981              13         2,072               --             2,085
         Repurchase of common stock             (95)             --        (3,739)              --            (3,739)
         Stock options exercised net
                  of shares surrendered         269           2,309            --               --             2,309
         Tax benefit resulting from
                  exercise of employee
                  stock options                  --             590            --               --               590
                                          ---------       ---------     ---------        ---------         ---------
Balance at May 31, 1999                     110,949         $49,974      $825,268         $ (3,819)        $ 871,423
                                          ---------       ---------     ---------        ---------         ---------

                            See accompanying notes.

                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                             -------------------------------------

Years Ended May 31               (In thousands)

                                                                                     1999                1998              1997
                                                                                                     (Restated)         (Restated)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
         Net income                                                                $138,939          $133,654           $ 118,557
         Adjustment to conform Unitog Company's fiscal year                             689                --                  --
         Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                                68,779            56,791              47,527
         Amortization of deferred charges                                            21,449            18,542              18,828
         Write down of assets                                                        12,609                --                  --
         Deferred income taxes                                                       (1,356)           13,443               9,857
         Change in current assets and
          liabilities, net of acquisitions of businesses:
                    Accounts receivable                                             (14,484)          (24,227)            (16,333)
                    Inventories                                                      (5,897)          (23,461)             (5,684)
                    Uniforms and other rental
                             items in service                                       (17,898)          (25,632)            (11,546)
                    Prepaid expenses                                                   (537)           (5,447)                 88
                    Accounts payable                                                (15,089)           (5,132)             (4,179)
                    Accrued compensation and
                             related liabilities                                      3,559             5,730               1,263
                    Accrued liabilities                                              12,299            (1,586)              3,632
                                                                                   --------          --------            --------
Net cash provided by operating activities                                           203,062           142,675             162,010

Cash flows from investing activities:
         Capital expenditures                                                      (171,248)         (128,566)            (86,209)
         Proceeds from sale or redemption of marketable securities                  235,400           117,342              49,290
         Purchase of marketable securities                                         (225,189)         (116,841)            (64,468)
         Acquisitions of businesses, net of cash acquired                           (15,588)          (27,456)            (18,981)
         Proceeds from divestiture of certain facilities                             19,911                --                  --
         Other                                                                       (2,785)             (899)                274
                                                                                   --------          --------            --------
Net cash used in investing activities                                              (159,499)         (156,420)           (120,094)

Cash flows from financing activities:
         Proceeds from issuance of long-term debt                                    65,778            73,483               9,699
         Repayment of long-term debt                                                (85,502)          (25,662)            (18,148)
         Stock options exercised                                                      2,309             1,078               2,298
         Dividends paid                                                             (24,942)          (19,082)            (15,634)
         Distribution to S Corporation shareholders                                      --           (12,423)            (13,764)
         Other common stock activity                                                   (562)           (5,793)                 --
         Other                                                                        1,736            (2,065)             (1,689)
                                                                                   --------          --------            --------
Net cash (used in) provided by financing activities                                 (41,183)            9,536             (37,238)
                                                                                   --------          --------            --------
Net increase (decrease) in cash and cash equivalents                                  2,380            (4,209)              4,678

Cash and cash equivalents at beginning of year                                       13,423            17,632              12,954
                                                                                   --------          --------            --------
Cash and cash equivalents at end of year                                           $ 15,803          $ 13,423            $ 17,632
                                                                                   --------          --------            --------

                            See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

             (Amounts in thousands except per share and share data)

 1.      SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
Business description. Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rental operating segment designs and manufactures corporate identity uniforms which it rents, along with other items, to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to its customers as well as the sale of ancillary services including sanitation supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types-from small service and manufacturing companies to major corporations that employ thousands of people.

Principles of consolidation. The consolidated financial statements include the accounts of Cintas Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Financial results could differ from those estimates.

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

Property and equipment. Depreciation is calculated using the straight-line method over the following estimated useful lives, in years:

         Buildings and Improvements      5 to 40
         Equipment                       3 to 10
         Leasehold Improvements          2 to  5

Long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Other assets. Other assets consist primarily of service contracts and noncompete and consulting agreements obtained through the acquisition of businesses, which are amortized by use of the straight-line method over the estimated lives of the agreements which are generally three to twelve years, and goodwill, which is amortized using the straight-line method over twenty to forty years.

Stock options. The Company applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been reflected in the financial statements as the exercise price of options granted to employees is equal to the fair market value of the Company's common stock on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation.

Interest rate swap agreements. Periodic settlements under interest rate swap agreements are recognized as adjustments to interest expense for the relevant periods.

Revenue recognition. Rental revenue is recognized when services are performed and other services revenue is recognized when products are shipped. The Company also establishes an estimate of allowances for uncollectible accounts when revenue is recorded.

Pro forma adjustment for income taxes. During fiscal 1998, the Company acquired Uniforms To You Companies (UTY) in a merger transaction accounted for as a pooling of interests. Prior to the merger, UTY had elected S Corporation status for income tax purposes. As a result of the merger, UTY terminated its S Corporation election. The pro forma adjustment for income taxes presents the pro forma tax expense of UTY as if UTY had been a C Corporation during the financial statement periods presented.

Fair value of financial instruments. The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

        Cash and cash equivalents. The amounts reported approximate market value.

        Marketable securities. The amounts reported are at cost, which approximate market value. Market values are based on quoted market prices.

        Long-term debt. The amounts reported are at carrying value which approximate market value. Market values are determined using similar debt instruments currently available to the Company that are consistent with the terms, interest rates and maturities.

Other accumulated comprehensive income. The Company has adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. This pronouncement establishes standards for reporting items that affect shareholders' equity but are not components of reported net income. The Company's only component of comprehensive income is foreign currency translation adjustment.

Other accounting pronouncements. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This pronouncement which becomes effective in fiscal 2002 is presently being reviewed by the Company and is not expected to have a material effect on the Company's financial position or results of operations, although it may result in additional disclosures in the future.

2.       MARKETABLE SECURITIES
--------------------------------------------------------------------------------
All marketable securities are comprised of debt securities and classified as available-for-sale. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in interest income. The cost of the securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income.

The following is a summary of marketable securities:

                                                                 1999                           1998
----------------------------------------------------------------------------------------------------------------
                                                                       Estimated                 Estimated
                                                     Cost              Fair Value      Cost      Fair Value
                                                     ----              ----------      ----       ----------
Obligations of state and political subdivisions      $42,579           $42,616       $65,791        $65,757
U.S. Treasury securities and obligations of U.S.
         government agencies                           3,414             3,383         4,938          4,918
Other debt securities                                 26,322            26,299        17,425         17,504
                                                     -------           -------       -------        -------
                                                     $72,315           $72,298       $88,154        $88,179
                                                     =======           =======       =======        =======

The gross realized gains on sales of available-for-sale securities totaled $241, $84 and $31 for the years ended May 31, 1999, 1998 and 1997, and the gross realized losses totaled $25, $25 and $96, respectively. Net unrealized (losses)/gains are $(17) and $25 at May 31, 1999 and 1998, respectively.

The amortized cost and estimated fair value of debt and marketable securities at May 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

                                                                                           Estimated
                                                                                   Cost    Fair Value
----------------------------------------------------------------------------------------------------------------

Due in one year or less                                                         $ 42,572   $ 42,622
Due after one year through three years                                            25,794     25,747
Due after three years                                                              3,949      3,929
                                                                                --------   --------
                                                                                $ 72,315   $ 72,298
                                                                                ========   ========

3.       PROPERTY AND EQUIPMENT

-----------------------------------------------------------------------------------------------------
                                                                               1999            1998
-----------------------------------------------------------------------------------        ----------

Land                                                                       $ 48,868          $ 41,550
Buildings and improvements                                                  277,176           225,313
Equipment                                                                   473,839           426,337
Leasehold improvements                                                        9,993             8,467
Construction in progress                                                     45,480            53,749
                                                                           --------          --------
                                                                            855,356           755,416
Less: accumulated depreciation                                              282,269           266,445
                                                                           --------          --------
                                                                           $573,087          $488,971
                                                                           --------          --------

4.       OTHER ASSETS
-----------------------------------------------------------------------------------------------------
                                                                               1999            1998
-----------------------------------------------------------------------------------        ----------

Goodwill                                                                   $115,936          $116,027
Service contracts                                                           109,447           103,178
Noncompete and consulting agreements                                         57,203            57,823
                                                                           --------          --------
                                                                            282,586           277,028
Less: accumulated amortization                                               96,734            81,756
                                                                           --------          --------
                                                                            185,852           195,272
Other                                                                        14,394            17,048
                                                                           --------          --------
                                                                           $200,246          $212,320
                                                                           --------          --------

5.       LONG-TERM DEBT
-----------------------------------------------------------------------------------------------------
                                                                               1999            1998
-----------------------------------------------------------------------------------        ----------
Secured and unsecured term notes due through 2003
         at an average rate of 9.90%                                       $ 11,741          $ 36,257
Unsecured revolving note due in 2001 at a rate of 5.20%                      10,000            10,000
Unsecured term notes due through 2026 at an average rate of 6.23%            99,299            91,429
Unsecured notes due through 2009 at an average rate of 6.10%                160,010           159,930
Industrial development revenue bonds due through 2013
         at an average rate of 4.60%                                         15,705            19,768
Other                                                                         3,196             1,990
                                                                           --------          --------
                                                                            299,951           319,374
Less: amounts due within one year                                            16,370            11,741
                                                                           --------          --------
                                                                           $283,581          $307,633
                                                                           ========          ========


Debt in the amount of $20,660 is secured by assets with a carrying value of $23,759 at May 31, 1999. The Company has letters of credit outstanding at May 31, 1999 approximating $11,855. Maturities of long-term debt during each of the next five years are: $16,370, $177,104, $40,114, $18,034 and $15,506, respectively.

The Company has available on a revolving basis up to $25 million due in 2001 at interest rates targeted to approximate LIBOR.

The Company has entered into two interest rate swap agreements to manage its exposure to changes in short-term interest rates. The first agreement totals $10 million, expires in March 2001 and allows the Company to pay an effective interest rate of approximately 6.16%. The second agreement totals $35 million, expires in October 2000 and allows the Company to pay an effective interest rate of approximately 4.6%.

Interest expense is net of capitalized interest of $2,081, $1,808 and $1,022 for the years ended May 31, 1999, 1998 and 1997, respectively. Interest paid, net of amount capitalized, was $16,586, $15,189 and $16,468 for the years ended May 31, 1999, 1998 and 1997, respectively.

6.       LEASES
------------------------------------------------------------------------------
The Company conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from one to ten years. The lease agreements provide for increases in rentals if the options are exercised based on increases in certain price level factors or prearranged increases. It is anticipated that leases that expire will be renewed or replaced. The minimum rental payments under noncancelable lease arrangements for each of the next five years and thereafter are: $9,587, $7,491, $5,972, $5,035, $4,091 and $13,743, respectively. Rent expense under operating leases during the years ended May 31, 1999, 1998 and 1997 was $14,018, $11,390 and $9,650,
respectively.

7.       INCOME TAXES
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           1999             1998           1997
-------------------------------------------------------------------------------------------------       --------        --------
Income taxes consist of the following components:
    Current
         Federal                                                                         $ 75,304        $ 53,856       $ 46,486
         State and local                                                                   11,177           7,061          7,107
                                                                                         --------        --------       --------
                                                                                           86,481          60,917         53,593
     Deferred                                                                              (1,426)          2,285          9,862
                                                                                         --------        --------       --------
                                                                                         $ 85,055        $ 63,202       $ 63,455
                                                                                         --------        --------       --------


                                                                                           1999             1998           1997
-------------------------------------------------------------------------------------------------       --------        --------
Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:
                  Income taxes at the U.S. federal statutory rate                        $ 78,398        $ 68,900       $ 63,704
                  State and local income taxes, net of federal benefit                      8,156           7,073          6,123
                  Nontaxable income earned                                                   (793)         (1,201)        (1,048)
                  Tax credits                                                                (500)           (288)          (206)
                  Nontaxable items of the Company acquired
                    in pooling of interests                                                    --          (5,050)        (5,931)
                  Deferred tax benefit arising from
                    pooling of interests                                                     (961)         (8,280)            --
                  Other                                                                       755           2,048            813
                                                                                         --------       ---------       --------
                                                                                         $ 85,055        $ 63,202       $ 63,455
                                                                                         ========       =========       =========
The components of deferred income taxes included on the balance sheets are as follows:

                                                                                                           1999           1998
-------------------------------------------------------------------------------------------------       --------        --------
Deferred tax assets:
         Employee benefits                                                                               $  9,179       $  7,236
         Severance and other acquisition-related items                                                      7,275             --
         Allowance for bad debts and other                                                                 16,417         13,346
                                                                                                         --------       --------
                                                                                                           32,871         20,582

Deferred tax liabilities:
         In service inventory                                                                              71,276         63,084
         Depreciation                                                                                      41,149         37,353
         Other                                                                                              1,377          2,723
                                                                                                         --------       --------
                                                                                                          113,802        103,160
                                                                                                         --------       --------

Net deferred tax liability                                                                               $ 80,931       $ 82,578
                                                                                                         --------       --------


Income taxes paid were $77,381, $59,599 and $50,657 for the years ended May 31, 1999, 1998 and 1997, respectively.

8.       ACQUISITIONS
--------------------------------------------------------------------------------
During the year ended May 31, 1999, the Company completed several acquisitions two of which were significant and were accounted for as a pooling of interests. During the year ended May 31, 1998, the Company completed several acquisitions nine of which were significant. Eight of these acquisitions were accounted for as a pooling of interests and one as a purchase.

Pooling of Interests

The impact of one of the 1999 pooling of interests transactions and seven of the 1998 pooling of interests transactions on the Company's historical consolidated financial statements were not material, consequently, prior period and current year financial statements have not been restated for these transactions.

In March 1999, the Company acquired Unitog Company (Unitog), a rental and direct sale uniform provider. The Company exchanged 5,072,124 shares of its common stock for all the outstanding stock of Unitog.

The acquisition was treated as a pooling of interests for accounting purposes and the accompanying consolidated financial statements were restated at that time to include the financial position and operating results of Unitog for all periods prior to the merger. In accordance with the pooling of interests method of accounting, no adjustment has been made to the historical carrying amount of assets and liabilities of Unitog. As the Company and Unitog had different year ends at the time of the acquisition, the consolidated statements combine the consolidated financial position of the Company at May 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for the fiscal years ended May 31, 1999, 1998 and 1997 with the financial position of Unitog at May 31, 1999 and April 26, 1998 and the recasted results of its operations for the fiscal years ended April 30, 1999, April 26, 1998 and April 27, 1997 and its cash flows for the periods ended May 31, 1999, April 26, 1998 and April 27, 1997.

Due to the different fiscal year-ends, retained earnings includes an adjustment to record Unitog's net income for the month ended May 31, 1999, which is not included in the consolidated financial statements for any fiscal period. For this period, Unitog had revenue of $19,544, operating expenses of $17,944 including $1,424 of depreciation and amortization and net income of $689.

A reconciliation of revenue, pro forma net income, and pro forma basic and diluted earnings per share of Cintas (as previously reported), Unitog, and combined is as follows:

-------------------------------------------------------------------------------------------------
                                                     1999                1998               1997
-----------------------------------------------------------           ----------        ----------
Revenue:
          Cintas (as previously reported)                             $1,198,307        $  995,207
          Unitog                                                         278,638           266,692
                                                 ----------           ----------        ----------
          Combined                               $1,751,568           $1,476,945        $1,261,899
                                                 ----------           ----------        ----------
Pro forma net income:
         Cintas (as previously reported)                              $  117,907        $  100,194
         Unitog                                                           10,797            12,569
                                                 ----------           ----------        ----------
         Combined                                $  138,939           $  128,704        $  112,763
                                                 ----------           ----------        ----------
Pro forma basic earnings per share:
         Cintas (as previously reported)                                   $1.16             $1.01
                                                 ----------           ----------        ----------
         Combined                                     $1.26                $1.20             $1.08
                                                 ----------           ----------        ----------
Pro forma diluted earnings per share:
         Cintas (as previously reported)                                   $1.14              $.99
                                                 ----------           ----------        ----------
         Combined                                     $1.23                $1.18             $1.06
                                                 ----------           ----------        ----------

In accordance with accounting rules for pooling of interests transactions, charges to operating income for acquisition-related expenses relating to this merger approximate $11,000 ($7,000 after tax). They primarily consist of investment banking fees, a pre-established retention program for certain employees and professional service fees. The remaining acquisition-related expenses were for other acquisition activity during the year.

In April 1998, the Company acquired Uniforms To You (UTY), a direct sale uniform provider. The acquisition was accounted for using the pooling of interests method of accounting. The Company exchanged 3,959,262 shares of its common stock for all the outstanding stock of UTY. In accordance with the pooling of interests method of accounting, no adjustment was made to the historical carrying amount of assets and liabilities of UTY. The accompanying consolidated financial statements were restated for the year ended May 31, 1998 to include the financial position and operating results of UTY for all periods prior to the merger.

In accordance with accounting rules for pooling of interests transactions, charges to operating income for acquisition-related expenses were recorded upon completion of the pooling acquisitions. These acquisition-related expenses totaled $16,000 ($11,000 after tax) for the UTY transaction and primarily consisted of a pre-established compensation program for UTY's senior executives. The remaining acquisition-related expenses were for other acquisition activity during the year.

Purchases

For all acquisitions accounted for as purchases, including insignificant acquisitions, the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. The following summarizes the aggregate purchase price for all businesses acquired which have been accounted for as purchases:

                                                          1999        1998
---------------------------------------------------------------    -------

Fair value of assets acquired                           $18,941    $51,242
Liabilities assumed and incurred                          3,756      1,787
                                                        -------    -------
Total cash paid for acquisitions                        $15,185    $49,455
                                                        -------    -------


The results of operations for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information for acquired businesses are not presented because they are not material.

9.       DEFINED CONTRIBUTION PLANS
--------------------------------------------------------------------------------
The Company's Partners' Plan (the Plan) is a non-contributory profit sharing plan and ESOP for the benefit of certain Company employees who have completed one year of service. The Plan also includes a 401(k) savings feature covering substantially all employees. The amount of contributions to the profit sharing plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of the Company. Total contributions, including the Company's matching contributions, were $12,100, $8,820 and $7,331 for the years ended May 31, 1999, 1998 and 1997, respectively.

The Company also sponsors contributory thrift plans (thrift plans) covering certain salaried and clerical employees and certain employees subject to collective bargaining agreements. Under the provisions of these thrift plans, employees are permitted to contribute a maximum of 6% of their earnings and the Company makes matching contributions of 25% to 50%. Employees may make additional unmatched contributions to the plan of up to 9% of their earnings. The Company's contributions to these thrift plans were $1,191, $1,200 and $1,100 for the fiscal years ended May 31, 1999, 1998 and 1997, respectively.

10.        EARNINGS PER SHARE
--------------------------------------------------------------------------------
Earnings per share and pro forma earnings per share are computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The basic computations are calculated based on the weighted average number of common shares outstanding during each period. The diluted computations reflect the potential dilution that could occur if stock options were exercised into common stock, under certain circumstances, that then would share in the earnings of the Company.

The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for the respective years:

                                                                                 1999          1998             1997
----------------------------------------------------------------------------------------     --------         --------
Numerator:
         Net income                                                            $138,939      $133,654         $118,557
                                                                               --------      --------         --------

Denominator:
         Denominator for basic earnings per share -
                  weighted average shares (000Os)                               110,402       107,025          104,528
         Effect of dilutive securities - employee stock options (000Os)           2,492         1,911            1,551
         Denominator for diluted earnings per share -                          --------      --------          -------
                  adjusted weighted average shares and
                  assumed conversions (000Os)                                   112,894       108,936          106,079
                                                                               --------      --------         --------

Basic earnings per share                                                          $1.26         $1.25            $1.13
                                                                               --------      --------         --------
Diluted earnings per share                                                        $1.23         $1.23            $1.12
                                                                               --------      --------         --------

On October 22, 1997, the Board of Directors approved a two-for-one common stock split effective November 18, 1997. All share and per share information has been adjusted to retroactively reflect the effect of this stock split for all periods presented.

11.        STOCK BASED COMPENSATION
--------------------------------------------------------------------------------
Under the stock option plan adopted by the Company in fiscal 1993, the Company may grant officers and key employees incentive stock options and/or non-qualified stock options to purchase an aggregate of 4,600,000 shares of the Company's common stock. Options are granted at the fair market value of the underlying common stock on the date of grant and generally become exercisable at the rate of 20% per year commencing five years after grant, so long as the holder remains an employee of the Company. Options outstanding under this plan at May 31, 1999 are 3,862,107.

As a result of the Unitog acquisition in March 1999, the Company retained a non-qualified stock option plan for certain of its employees. The exercise price of the options granted under this plan is the fair market value at date of grant and the options vest ratably over four years and expire ten years after the date of grant. Certain provisions of the plan require immediate vesting and a cash settlement, as opposed to the issuance of common stock, upon termination of the option holders' employment prior to March 24, 2000. The total compensation expense under this arrangement recorded during the fourth quarter of 1999 was $5,100 of which $4,300 has been paid.

The information presented in the following table relates primarily to stock options granted and outstanding under either the plan adopted in fiscal 1993 or under a similar plan which expired in June 1993:

                                                                                                        Weighted
                                                                                                         Average
                                                                                        Shares       Exercise Price
---------------------------------------------------------------------------------------------------------------------
Outstanding May 31, 1996 (540,622 shares exercisable)                                  3,064,870         $  13.98
         Granted                                                                         799,413            26.22
         Cancelled                                                                      (128,676)           15.20
         Exercised                                                                      (313,445)            7.09
Outstanding May 31, 1997 (505,282 shares exercisable)                                  3,422,162            17.44
         Granted                                                                       1,163,069            36.45
         Cancelled                                                                      (158,005)           22.88
         Exercised                                                                      (297,985)            8.00
Outstanding May 31, 1998 (445,946 shares exercisable)                                  4,129,241            23.24
         Granted                                                                         413,450            49.35
         Cancelled                                                                      (199,983)           30.22
         Exercised                                                                      (395,257)           17.58
Outstanding May 31, 1999 (415,520 shares exercisable)                                  3,947,451         $  26.20

\
The following table summarizes the restated information related to stock options outstanding at May 31, 1999:

                                            Outstanding Options   Exercisable Options
                                            -------------------   -------------------
                                              Average   Weighted               Weighted
             Range of                        Remaining  Average                 Average
             Exercise           Number         Option   Exercise   Number       Exercise
              Price           Outstanding       Life     Price   Exercisable      Price
         ----------------     -----------       ----    -------  -----------    -------

         $ 6.08  - $18.38      1,215,607        3.72    $ 13.14    284,607      $ 10.41
          19.19  -  34.88      1,323,115        6.58      22.87    106,415        22.20
          35.31  -  76.06      1,408,729        8.41      39.65    24,498         19.32
        -----------------     ----------       -----    -------   --------      -------
         $ 6.08  - $76.06      3,947,451        6.41    $ 26.20    415,520      $ 16.07
        -----------------     ----------       -----    -------   --------      -------

At May 31, 1999, 974,220 shares of common stock are reserved for future issuance.

Pro forma information regarding earnings and earnings per share is required by Statement No. 123 and has been determined as if the Company had accounted for its stock options granted subsequent to May 31, 1995 under the fair value method of that Statement. The weighted average fair value of stock options granted during 1999, 1998 and 1997 was $21.13, $15.09 and $11.94, respectively. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                     1999             1998             1997
----------------------------------------------------------           -----            -----
Risk free interest rate                              5.50%           5.50%            6.63%
Dividend yield                                        .32%            .45%             .53%
Expected volatility of the Company's common stock      27%             24%              26%
Expected life of the option in years                    9               8              8.5
                                                    -----           -----            -----

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

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                      1999         1998      1997
-----------------------------------------------------------------------------     -----     -----
Net income:
         As reported                                                $ 138,939   $ 133,654  $ 118,557
         Pro forma for Statement No. 123                            $ 135,506   $ 130,797  $ 117,207

Earnings per share:
         Pro forma basic earnings per share for Statement No. 123   $    1.23   $    1.22  $    1.12
         Pro forma diluted earnings per share for Statement No. 123 $    1.20   $    1.20  $    1.11
                                                                    ---------   ---------  ---------


The effects of providing pro forma disclosure are not representative of earnings reported for future years.

12.        LITIGATION AND ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------
The Company is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such actions will not materially adversely affect the financial position or results of operations of the Company.

In acquiring Unitog in March 1999, the Company became a potentially responsible party, and thus faces the possibility of joint and several liability under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) in connection with alleged environmental contamination in an area near a rental facility in Tempe, Arizona. This facility, located near the South Indian Bend Wash Federal Superfund (SIBW) site, has been tested for soil and groundwater contamination. The soil testing at the Company's facility detected volatile organic compounds, and the Company immediately took action to remediate such contamination. The United States Environmental Protection Agency (EPA) in March 1999 issued a Record of Decision to the effect that groundwater contamination in the vicinity of the Company's plant does not warrant remediation at this time. Instead, the low levels of groundwater contamination near the Company's facility will be monitored and allowed to attenuate naturally. The Record of Decision requires active groundwater remediation in other parts of the SIBW site, which are believed to be unrelated to the Company. According to the Record of Decision, the EPA estimates that the 30 year net present value of costs to be incurred to remediate and monitor groundwater contamination at the SIBW site is $22,000. It is possible that the EPA will attempt to recover from the potentially responsible parties the costs it has incurred to date with respect to the SIBW site as well as the costs it expects to incur going forward.

As part of the Agreement and Plan of Merger between Unitog Company and the Company, the Company performed environmental testing at nine previously untested Unitog laundry facilities. The testing resulted in the discovery of soil and groundwater contamination at certain of these sites.

As a result of all of the environmental matters noted above, the Company recorded a charge to operating expense of $5,000 during the third quarter of fiscal 1999 to reflect its current estimate of the additional costs to be incurred relative to these sites. At May 31, 1999, the Company has an undiscounted liability of $5,600 for environmental matters.

13.        SPECIAL CHARGE
--------------------------------------------------------------------------------
As a result of the acquisition of Unitog in March 1999, the Company developed a plan during the fourth quarter of fiscal 1999 to integrate Unitog into the Company and close duplicate facilities. The plan was formally approved on May 28, 1999 with the intention to position the Company to improve service to its customers and achieve higher profitability.

The plan primarily relates to the decision to: (1) exit certain duplicate rental and manufacturing facilities resulting in asset write downs to estimated fair value, lease abandonments and costs to sever employees and (2) sell the Unitog headquarters in Kansas City, Missouri, resulting in asset write downs to their fair value upon sale and costs to sever employees. Accordingly, the Company recognized a special charge of $28,429, $17,626 after income taxes and $.16 per share during 1999. Details of the special charge are as follows:

                                                                               Accrual at
                                                 Special Charge   Activity    May 31, 1999
---------------------------------------------------------------   --------    ------------
Severance                                           $15,820       $ 9,772       $ 6,048
Asset write downs                                    12,609        12,609            --
                                                    -------       -------       -------
Total                                               $28,429       $22,381       $ 6,048
                                                    =======       =======       =======

Asset write downs associated with the exit of certain redundant rental and manufacturing facilities relate to the consolidation of facilities in areas where the Company has sufficient capacity in existing facilities to meet anticipated requirements. The asset write down associated with the sale of the Unitog headquarters relates to the closure of the facility and relocating these business functions to the Company's headquarters in Cincinnati, Ohio. The closure of the redundant rental and manufacturing facilities is expected to be completed by the end of fiscal 2000 and the sale of the Unitog headquarters is expected to be completed by May 31, 2003. The assets are classified as held and used. In determining the asset write downs, the fair value of the assets to be held and used was determined primarily using appraised values. The carrying value of the assets to be held and used at May 31, 1999 is $32.8 million. The adjusted carrying value of the assets will be depreciated over the remaining life of the assets.

Severance costs include the cost of separation payments to certain employees who have been or will be terminated. The elimination of the positions is expected to be substantially completed by the end of fiscal 2000.

14.        SEGMENT INFORMATION
--------------------------------------------------------------------------------
On June 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. This standard established new rules for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. This standard did not have a material effect on the financial statements, but did affect the disclosure of segment information contained elsewhere therein.

Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rental operating segment designs and manufactures corporate identity uniforms which it rents, along with other items, to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to its customers as well as the sale of ancillary services including sanitation supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types - from small service and manufacturing companies to major corporations that employ thousands of people.

Information as to the operations of the Company's different business segments is set forth based on the distribution of products and services offered. The Company evaluates performance based on several factors of which the primary financial measures are business segment revenue and income before income taxes. As a result of this Statement, certain prior year amounts have been reclassified to conform to the current year presentation. The accounting policies of the business segments are the same as those described in the Significant Accounting Policies (Note 1).

                                                       Other
                                        Rentals       services     Corporate        Total
                                        -------       --------     ---------        -----

May 31, 1999
Revenue                               $ 1,297,248   $   454,320   $        --    $ 1,751,568
                                      -----------   -----------   -----------    -----------
Gross margin                          $   539,185   $   145,677   $        --    $   684,862
Selling and administrative expenses       302,346       101,234            --        403,580
Acquisition-related expenses                   --            --        12,088         12,088
Special charge                                 --            --        28,429         28,429
Environmental charge                           --            --         5,000          5,000
Interest income                                --            --        (4,671)        (4,671)
Interest expense                               --            --        16,442         16,442
                                      -----------   -----------   -----------    -----------
Income before income taxes            $   236,839   $    44,443   $   (57,288)   $   223,994
                                      -----------   -----------   -----------    -----------
Depreciation and amortization         $    80,550   $     9,678   $        --    $    90,228
                                      -----------   -----------   -----------    -----------
Capital expenditures                  $   150,007   $    21,241   $        --    $   171,248
                                      -----------   -----------   -----------    -----------
Total assets                          $ 1,080,194   $   239,506   $    88,118    $ 1,407,818
                                      -----------   -----------   -----------    -----------

May 31, 1998
Revenue                               $ 1,090,577   $   386,368   $        --    $ 1,476,945
                                      -----------   -----------   -----------    -----------

Gross margin                          $   445,768   $   124,867   $        --    $   570,635
Selling and administrative expenses       256,098        89,566            --        345,664
Acquisition-related expenses                   --            --        17,116         17,116
Interest income                                --            --        (4,825)        (4,825)
Interest expense                               --            --        15,824         15,824
                                      -----------   -----------   -----------    -----------
Income before income taxes            $   189,670   $    35,301   $   (28,115)   $   196,856
                                      -----------   -----------   -----------    -----------
Depreciation and amortization         $    67,550   $     7,783   $        --    $    75,333
                                      -----------   -----------   -----------    -----------
Capital expenditures                  $   107,293   $    21,273   $        --    $   128,566
                                      -----------   -----------   -----------    -----------
Total assets                          $   994,969   $   208,854   $   101,577    $ 1,305,400
                                      -----------   -----------   -----------    -----------

May 31, 1997
Revenue                               $   946,923   $   314,976   $        --    $ 1,261,899
                                      -----------   -----------   -----------    -----------

Gross margin                          $   380,902   $   100,910   $        --    $   481,812
Selling and administrative expenses       215,724        71,939            --        287,663
Acquisition-related expenses                   --            --           553            553
Interest income                                --            --        (4,449)        (4,449)
Interest expense                               --            --        16,033         16,033
                                      -----------   -----------   -----------    -----------
Income before income taxes            $   165,178   $    28,971   $   (12,137)   $   182,012
                                      -----------   -----------   -----------    -----------
Depreciation and amortization         $    60,363   $     5,992   $        --    $    66,355
                                      -----------   -----------   -----------    -----------
Capital expenditures                  $    79,333   $     6,876   $        --    $    86,209
                                      -----------   -----------   -----------    -----------
Total assets                          $   829,005   $   165,890   $   106,287    $ 1,101,182
                                      -----------   -----------   -----------    -----------

15.        QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------
The following is a summary of the results of operations for each of the quarters within the years ended May 31, 1999 and 1998. The reported amounts differ from amounts previously reported in Form 10-Q due to the restatement of the accompanying consolidated financial statements which have been restated to include the financial position and operating results of Unitog, an acquisition accounted for using the pooling of interests method of accounting.

                                             First    Second       Third         Fourth
May 31, 1999                                Quarter   Quarter      Quarter       Quarter
                                          (Restated) (Restated)   (Restated)
                                           --------   --------    --------     -----------
Revenue:
         Cintas (as previously reported)   $354,345   $367,327    $360,504
         Unitog                              72,085     69,171      73,165
                                           --------   --------    --------     -----------
         Combined                          $426,430   $436,498    $433,669     $   454,971
                                           ========   ========    ========     ===========

Gross profits:
         Cintas (as previously reported)   $143,024   $149,252    $149,538
         Unitog                              20,501     21,368      23,073
                                           --------   --------    --------     -----------
         Combined                          $163,525   $170,620    $172,611     $   178,106
                                           ========   ========    ========     ===========

Pro forma net income:
         Cintas (as previously reported)   $ 33,860   $ 39,800    $ 37,872
         Unitog                               2,391      4,578*        759**
                                           --------   --------    --------     -----------
         Combined                          $ 36,251   $ 44,378    $ 38,631     $    19,679
                                           ========   ========    ========     ===========

Basic earnings per share                   $    .33   $    .40    $    .35     $       .18
                                           ========   ========    ========     ===========

Diluted earnings per share                 $    .33   $    .39    $    .34     $       .17
                                           ========   ========    ========     ===========

Pro forma basic earnings per share         $    .33   $    .40    $    .35     $       .18
                                           ========   ========    ========     ===========

Pro forma diluted earnings per share       $    .33   $    .39    $    .34     $       .17
                                           ========   ========    ========     ===========

Weighted average number of
         shares outstanding (000Os)         109,929    110,358     110,816         110,858
                                           ========   ========    ========     ===========

* Includes a $2,100 gain from the sale of certain facilities.
**Includes a $5,000 charge relating to environmental matters.

                                           First       Second      Third     Fourth
May 31, 1998                               Quarter     Quarter    Quarter    Quarter
                                         (Restated)   (Restated) (Restated)(Restated)
                                           --------   --------   --------   --------
Revenue:
         Cintas (as previously reported)   $272,805   $293,697   $301,889   $329,916
         Unitog                              68,671     70,088     69,544     70,335
                                           --------   --------   --------   --------
         Combined                          $341,476   $363,785   $371,433   $400,251
                                           ========   ========   ========   ========

Gross profits:
         Cintas (as previously reported)   $111,755   $118,652   $122,955   $134,699
         Unitog                              20,212     21,981     20,003     20,378
                                           --------   --------   --------   --------
         Combined                          $131,967   $140,633   $142,958   $155,077
                                           ========   ========   ========   ========

Pro forma net income:
         Cintas (as previously reported)   $ 26,653   $ 30,913   $ 29,289   $ 31,052
         Unitog                               2,362      3,997      2,722      1,716
                                           --------   --------   --------   --------
         Combined                          $ 29,015   $ 34,910   $ 32,011   $ 32,768
                                           ========   ========   ========   ========

Basic earnings per share                   $    .29   $    .34   $    .31   $    .31
                                           ========   ========   ========   ========

Diluted earnings per share                 $    .28   $    .34   $    .31   $    .30
                                           ========   ========   ========   ========

Pro forma basic earnings per share         $    .27   $    .33   $    .30   $    .30
                                           ========   ========   ========   ========

Pro forma diluted earnings per share       $    .27   $    .32   $    .29   $    .30
                                           ========   ========   ========   ========

Weighted average number of
         shares outstanding (000Os)         106,094    106,757    107,107    108,133
                                           ========   ========   ========   ========

REPORT OF AUDIT COMMITTEE
-------------------------

The Audit Committee (the Committee) of the Board of Directors is composed of three independent directors. The Committee, which held one meeting during fiscal 1999, oversees the Company's financial reporting process on behalf of the Board of Directors.

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



/s/ Roger L. Howe
Roger L. Howe, Chairman
Audit Committee
July 1, 1999


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
-------------------------------------------------


The Board of Directors
Cintas Corporation

We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 1999, in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

Cincinnati, Ohio
July 1, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
---------------------------------------------------------------
RESULTS OF OPERATIONS
---------------------

FISCAL 1999 COMPARED TO FISCAL 1998

Fiscal 1999 marked another year of uninterrupted growth for the Company. Because the merger with Unitog was treated as a pooling of interests, the Company's historical financial results have been restated as if Cintas and Unitog had always been one company. Total revenue was $1.8 billion, an increase of 19% over fiscal 1998. Revenue from the rentals segment increased 19% and other services revenue increased 18%, primarily due to growth in the customer base. Revenue contributed by Unitog was flat when compared to the prior year, while Cintas revenue increased 23%.

Excluding one-time charges consisting of acquisition-related expenses, a Unitog environmental charge and special charges (refer to Notes 8, 12 and 13 for additional information), pre-tax income was $270 million, an increase of 26% over fiscal 1998. Including these one-time charges, pre-tax income was $224 million, an increase of 14% over the prior fiscal year. Pre-tax income from the rentals and other services segments increased 25% and 26%, respectively, over the prior year.

Acquisition-related expenses for fiscal 1999 and 1998 relate primarily to the mergers with Unitog and Uniforms To You (UTY), respectively. One-time charges of $39 million associated with the Unitog merger include acquisition-related expenses of $11 million for transaction fees (investment banking, legal and accounting fees and retention bonuses) and a special charge of $28 million related to integration costs (severance and asset write downs). As a result of the integration of Unitog and Cintas, redundant operating facilities were identified based on an evaluation of operating capacity by location. These redundant facilities will be merged into existing operations during fiscal 2000. In addition, Unitog corporate functions will be consolidated and the corporate office building will be sold. The cost to exit all corporate and operating facilities will include severance payments to affected employees of $15.8 million and an asset write down of $12.6 million. Severance-related costs include a pre-established severance plan for corporate executives and the cash settlement of stock options for terminated employees. The Company believes that these actions will improve service to the customer and reduce future operating costs.

Results for 1998 were adjusted on a pro forma basis to reflect the true tax impact of UTY as if it had been reported as a C Corporation prior to the merger with Cintas. In addition, 1998 results include a one-time tax credit of $8 million to establish a deferred tax asset and $17 million in acquisition-related expenses, primarily related to a pre-established compensation program for UTY executives.

Net interest expense increased $1 million over the prior year due to a higher average debt level in 1999. The Company's effective tax rate was 38% and 35% pro forma, respectively, for fiscal years 1999 and 1998. Fiscal year 1998 income taxes were offset by the $8 million credit related to the conversion of UTY from an S Corporation to a C Corporation.

Excluding one-time items impacting both 1999 and 1998, pro forma net income of $167 million and pro forma basic earnings per share of $1.51 represent an increase of 27% and 23%, respectively, over fiscal 1998. Including these one-time items, pro forma net income of $139 million and pro forma basic earnings per share of $1.26 represent an 8% and 5% increase, respectively, over the 1998 fiscal year. Pro forma return on average equity is 17% compared to 18% for the prior year; however, excluding one-time items, pro forma return on average equity is 21% compared to 19% for the prior year.

Cash, cash equivalents and marketable securities decreased by $13 million in 1999, primarily due to capital expenditures for new facilities and equipment to accommodate growth. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

Accounts receivable increased $16 million, primarily due to sales growth. Inventories increased $8 million reflecting growth in the Company. Because of a focused effort to improve manufacturing inventories, this increase is much lower than expected given the substantial increase in sales volume.

Net property and equipment increased by $84 million. In fiscal 1999, the Company completed construction of fifteen new uniform rental facilities and had another twelve uniform rental facilities in various stages of construction to accommodate growth in rental operations.

FISCAL 1998 COMPARED TO FISCAL 1997

Fiscal 1998 total revenue was $1.5 billion, net income was $134 million and basic earnings per share was $1.25, increasing 17%, 13% and 11%, respectively, over the prior year. Excluding one-time charges, pre-tax income increased $31 million, or 17% over the prior year. Including these one-time charges, pre-tax income increased $15 million, or 8% over the prior year. Revenue from the rentals segment increased 15% and other services revenue increased 23%, primarily due to growth in the customer base. Pre-tax income for the rentals and other services segments increased 15% and 22%, respectively, over the prior year.

Net interest expense decreased $1 million due to a lower level of debt and improved interest rates. The Company's pro forma effective tax rate for 1998 and 1997 was 35% and 38%, respectively. The 1998 tax rate was lower due to a one-time credit of $8 million to establish a deferred tax asset for UTY.

Excluding one-time charges, pro forma net income of $132 million and pro forma basic earnings per share of $1.23 increased 17% and 14%, respectively. Including one-time charges, pro forma net income of $129 million and pro forma basic earnings per share of $1.20 represent increases of 14% and 11%, respectively.

Cash, cash equivalents and marketable securities decreased $5 million in 1998, primarily due to capital expenditures for new facilities and equipment to accommodate growth. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

Accounts receivable increased $35 million due to sales growth and acquisitions made during the year. Inventories increased $30 million reflecting sales growth and acquisitions, as well as the expansion of product lines and investment in the other services segment of the business.

Net property and equipment increased by $92 million. In fiscal 1998, the Company completed construction of six new uniform rental facilities and had thirteen others in various stages of completion to accommodate growth in rental operations.

LIQUIDITY AND CAPITAL RESOURCES

At May 31, 1999, the Company had $88 million in cash, cash equivalents and marketable securities. The Company's investment policy pertaining to marketable securities is conservative. Preservation of principal while earning an attractive yield are the criteria used in making investments. Working capital for fiscal year 1999 increased to $422 million, $20 million over the prior year, primarily due to the increase in accounts receivable and inventories related to sales growth in both business segments.


Capital expenditures for fiscal 1999 totaled $171 million, including $150 million for the rentals segment and $21 million for other services. The Company continues to reinvest in land, buildings and equipment in an effort to expand capacity for future growth. The Company anticipates that capital expenditures for fiscal 2000 will approximate $170 million.

The Company's percentage of debt to total capitalization was 26% at May 31, 1999, versus 30% at May 31, 1998.

During the year, the Company paid dividends of $25 million, or $.22 per share. This dividend is an increase of 22% over that paid in fiscal 1998.

MARKET RISK

The Company manages interest rate risk by using a combination of variable and fixed rate debt, marketable securities and interest rate swap agreements. The Company's earnings are affected by changes in short-term interest rates due to the use of variable rate notes and revolving credit facilities amounting to approximately $180 million, with an average interest rate of 5.68%. This exposure is limited by the purchase of marketable securities and interest rate swap agreements as a hedge against variability in short-term rates. If short-term rates increase by one-half percent (or 50 basis points), the Company's interest expense would increase, and income before taxes would decrease, by approximately $.5 million. Conversely, if short-term rates decrease by one-half percent (or 50 basis points), the Company's interest expense would decrease, and income before taxes would increase, by approximately $.5 million. This estimated exposure considers the mitigating effects of marketable securities and swap agreements on the change in the cost of variable rate debt. This analysis does not consider the effects of a change in economic activity or a change in the Company's capital structure.

INFLATION AND CHANGING PRICES

Management believes inflation has not had a material impact on the Company's financial condition or a negative impact on operations.

IMPACT OF YEAR 2000

The Company has determined the changes required to ensure that all of its software, hardware and operating equipment will function properly with respect to dates in the Year 2000 and thereafter. The total cost of these changes is not material and is being expensed as incurred. The Company incurred the majority of its Year 2000 costs during fiscal 1998, with substantially all of the remaining costs expensed in fiscal 1999. Approximately $.5 million will be incurred throughout the first quarter of fiscal 2000 to complete remaining items.

The Company has been proactive in addressing the Year 2000 with a strategy that consists of the following critical components: inventory, internal assessment, remediation, testing, vendor assessment and contingency planning. A complete inventory of all software and hardware was conducted in 1997 and has been updated for new acquisitions and subsequent purchases. Through a combination of testing, vendor inquiries and third party assistance, all hardware and software items requiring remediation were identified. A remediation plan was developed and implemented, with substantially all of the spending occurring in fiscal 1998 and 1999. All critical equipment used for operations and distribution has been tested and upgraded or replaced as required. The Company believes that all critical production systems are now fully compliant. A proactive disaster recovery test of data center operations will be conducted using the January 1, 2000 system date. Major suppliers were contacted to obtain certification and an assessment of their Year 2000 compliance, and all high-risk suppliers identified. Appropriate actions were taken during fiscal 1999 to mitigate this risk for all critical suppliers, and alternative sources, if practical, are being identified as required. The Company continues to monitor the progress of all major suppliers toward completion of their Year 2000 plans, and is developing contingency plans to minimize any potential risk. These contingency plans are being formalized and will address all aspects of the business. Contingency plans are expected to be in place by the end of the Company's first fiscal quarter.

The Company believes that it is devoting appropriate resources to resolve any Year 2000 issues in a timely manner and believes that all internal systems will be prepared for Year 2000 processing. While the Company believes its efforts are sufficient to address any Year 2000 issues, it recognizes that failing to resolve these issues on a timely basis could adversely affect the Company's ability to manufacture and distribute products and services.

DIRECTORS AND OFFICERS
-----------------------

BOARD OF DIRECTORS

Gerald V. Dirvin
Retired Executive Vice President
and Director of The Procter & Gamble Company

Richard T. Farmer
Chairman of the Board
of the Corporation

Scott D. Farmer
President & Chief Operating Officer
of the Corporation

James J. Gardner
Retired Vice President
of the Corporation

Roger L. Howe
Retired Chairman of the Board
of U.S. Precision Lens, Inc.

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

Robert R. Buck
Senior Vice President &
President - Uniform Rental Division

David T. Jeanmougin
Senior Vice President & Secretary

William C. Gale
Vice President & Chief Financial Officer

Karen L. Carnahan
Vice President & Treasurer



OPERATING, STAFF, AND SUBSIDIARY OFFICERS

Bruce L. Burgess
Vice President

James A. Cain
Vice President

James J. Case
Vice President
Southwest Rental Group

James V. Critchfield
Vice President
Northcentral Rental Group

William L. Cronin
Vice President
Northeast Rental Group

Michael P. DiMino
President & Chief Operating Officer
Uniforms To You

Gregory J. Eling
Vice President
Central Rental Group

Michael B. Frank
Chairman of the Board
Uniforms To You

Michael P. Gaburo
Vice President
Cleanroom Division

Arnold Gedmintas
Vice President
Northern Rental Group

William W. Goetz
Vice President
Marketing & Merchandising

Larry A. Harmon
Vice President
Great Lakes Rental Group

J. Phillip Holloman
Vice President
Research & Development

Jeffry E. Jones
Vice President
Northwest Rental Group

John S. Kean III
Senior Vice President
Southcentral Rental Group

James J. Krupansky
Vice President
Western Rental Group

Glenn W. Larsen
Vice President
Logistics & Manufacturing

John W. Milligan
Vice President
Midwest Rental Group

Robert A. Oswald
Vice President

David Pollak, Jr.
Vice President
First Aid & Safety Division

Rodger V. Reed
Vice President
National Account Division

Bruce E. Rotte
Vice President
Southeast Rental Group

G. Thomas Thornley
Vice President &
Chief Information Officer

EXECUTIVE OFFICES

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

AUDITORS

Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio  45202

MARKET FOR REGISTRANT'S COMMON STOCK

Cintas Corporation Common Stock is traded on the NASDAQ National market System. The symbol is CTAS.

REGISTRAR AND TRANSFER AGENT

The Fifth Third Bank
Shareholder Services
Mail Drop 10AT66
38 Fountain Square Plaza
Cincinnati, Ohio  45263
(513) 579-5320
(800) 837-2755

ANNUAL MEETING

October 20, 1999
Cintas Corporation
Corporate Headquarters
6800 Cintas Boulevard
Cincinnati, Ohio
10:00 a.m.


SHAREHOLDER INFORMATION
-----------------------

10-K REPORT

A copy of the Form 10-K annual report filed with the Securities and Exchange Commission for the year ended May 31, 1999, is available at no charge to shareholders. Direct requests in writing for this report or other information to:

William C. Gale
Vice President & Chief Financial Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737
(513) 459-1200

FINANCIAL INFORMATION

For financial information visit us on the Internet at http://www.nasdaq.com or http://www.cintas-corp.com
INFORMATION INTERNET ADDRESS


Visit us at our web site at http://www.cintas-corp.com

SECURITY HOLDER INFORMATION

At May 31, 1999, there were approximately 2,250 shareholders of record of the Corporation's Common Stock. The Company believes that this represents approximately 23,000 beneficial owners.

The following table shows the high and low closing prices by quarter during the last two fiscal years.

-------------------------------------------------------------------------------
Fiscal 1999                            Fiscal 1998

Quarter ended     High       Low       Quarter ended        High         Low
May 1999           73 3/16   60        May 1998           52- 3/4      42 3/4
February 1999      78 3/4    53        February 1998      46           36 7/8
November 1998      57 1/8    47 1/2    November 1997      40 2/3       34 11/16
August 1998        54 7/8    39        August 1997        35 7/16      30 1/4
