Form 10-K, Exhibit 13
period 2000-05-31
CINTAS CORP
filed 2000-08-28
CIK 723254

                          ELEVEN YEAR FINANCIAL SUMMARY
                      (In thousands except per share data)

Years Ended May 31
Restated to give effect to the 3-for-2 stock split effective March 2000.


                                 1990           1991         1992          1993        1994          1995
Revenue                        $518,948       569,583       621,041      711,663      803,009      929,534
Net Income                      $33,716        35,261        45,744       54,956       67,141       85,413
Pro Forma Net Income (1)        $32,761        34,063        45,151       53,374       64,459       80,752
Basic EPS                         $0.23          0.24          0.31         0.36         0.44         0.55
Diluted EPS                       $0.23          0.24          0.31         0.35         0.43         0.55
Pro Forma Basic EPS (1)           $0.22          0.23          0.30         0.35         0.42         0.52
Pro Forma Diluted EPS (1)         $0.22          0.23          0.30         0.35         0.41         0.51
Dividends Per Share               $0.03          0.03          0.04         0.05         0.06         0.07
Total Assets                   $410,628       467,608       501,769      634,197      700,872      816,508
Shareholders' Equity           $203,156       233,693       273,501      324,562      409,053      481,654
Return on Average Equity           17.9%         15.6%         17.8%        17.8%        17.6%        18.1%
Long-Term Debt                 $116,148       130,967       122,372      158,311      132,929      164,332


                                                                                                                    10 YEAR
                                                                                                                     COMPD
                                  1996           1997          1998              1999               2000            GROWTH
Revenue                       $1,103,492      1,261,899      1,476,945         1,751,568         1,901,991           13.9%(3)
Net Income                       $98,956        118,557        133,654           138,939           193,387           19.1%
Pro Forma Net Income (1)         $94,151        112,763        128,704           138,939           193,387           19.4%
Basic EPS                          $0.64           0.75           0.83              0.84              1.16           17.6%
Diluted EPS                        $0.63           0.75           0.82              0.82              1.14           17.4%
Pro Forma Basic EPS (1)            $0.61           0.72           0.80              0.84              1.16           18.1%
Pro Forma Diluted EPS (1)          $0.60           0.71           0.79              0.82              1.14           17.9%
Dividends Per Share                $0.09           0.10           0.12              0.15              0.19           20.3%
Total Assets                    $996,046      1,101,182      1,305,400         1,407,818         1,581,342           14.4%
Shareholders' Equity            $553,701        650,603        756,795           871,423         1,042,876           17.8%
Return on Average Equity            18.2%          18.7%          18.8%(2)          20.1%(2)          20.2%
Long-Term Debt                  $237,550        227,799        307,633           283,581           254,378


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

(2) Return on average equity before one-time items. Please refer to Management's Discussion and Analysis for additional information.

(3) Represents the 10 year compound annual growth rate based on revenue as restated for pooling of interests transactions noted above. Please refer to the graph below for the 10 year compound annual growth rates in revenue based on financial data, as originally reported by Cintas Corporation, before restatement for pooling of interests transactions.

                        10 Year Compound Growth-Revenue


1991     1992     1993     1994     1995     1996     1997     1998     1999     2000
----     ----     ----     ----     ----     ----     ----     ----     ----     ----
19.4%    20.6%    21.8%    20.2%    19.0%    19.4%    17.8%    19.3%    21.8%    20.9%

(Source: Based on financial data as originally reported by Cintas Corporation before restatement for pooling of interests transactions.)

Each bar represents the compound annual growth rate for the 10 years ended, for each year presented. For example, the compound annual growth rate for the 10 years ended May 31, 2000, is 20.9%.

                        CONSOLIDATED STATEMENTS OF INCOME


Years Ended May 31  (In thousands except per share data)   2000             1999             1998
   Revenue:
     Rentals                                           $ 1,424,892      $ 1,297,248      $ 1,090,577
     Other services                                        477,099          454,320          386,368
-----------------------------------------------------------------------------------------------------
                                                         1,901,991        1,751,568        1,476,945

   Costs and expenses (income):
     Cost of rentals                                       807,301          745,142          631,474
     Cost of other services                                315,138          305,657          260,246
     Selling and administrative expenses                   455,794          419,487          360,254
     Acquisition-related expenses                              834           12,088           17,116
     Special charge                                             --           28,429               --
     Environmental charge                                       --            5,000               --
     Interest income                                        (4,742)          (4,671)          (4,825)
     Interest expense                                       15,907           16,442           15,824
-----------------------------------------------------------------------------------------------------
                                                         1,590,232        1,527,574        1,280,089
-----------------------------------------------------------------------------------------------------
   Income before income taxes                              311,759          223,994          196,856
   Income taxes                                            118,372           85,055           63,202
-----------------------------------------------------------------------------------------------------
   Net income                                          $   193,387      $   138,939      $   133,654
=====================================================================================================

   Basic earnings per share                            $      1.16      $       .84      $       .83
-----------------------------------------------------------------------------------------------------

   Diluted earnings per share                          $      1.14      $       .82      $       .82
-----------------------------------------------------------------------------------------------------

   Dividends declared and paid per share               $       .19      $       .15      $       .12
-----------------------------------------------------------------------------------------------------

   Net income as reported                              $   193,387      $   138,939      $   133,654
   Pro forma adjustment for income taxes                        --               --            4,950
-----------------------------------------------------------------------------------------------------
   Pro forma net income                                $   193,387      $   138,939      $   128,704
=====================================================================================================

   Pro forma basic earnings per share                  $      1.16      $       .84      $       .80
-----------------------------------------------------------------------------------------------------

   Pro forma diluted earnings per share                $      1.14      $       .82      $       .79
-----------------------------------------------------------------------------------------------------

                             See accompanying notes.

                           CONSOLIDATED BALANCE SHEETS


As of May 31      (In thousands except share data)                              2000            1999
   ASSETS
   Current assets:
     Cash and cash equivalents                                             $    52,182      $    15,803
     Marketable securities                                                      57,640           72,315
     Accounts receivable, principally trade, less allowance of
       $7,364 and $8,754, respectively                                         225,735          202,079
     Inventories                                                               164,906          137,983
     Uniforms and other rental items in service                                213,770          200,154
     Prepaid expenses                                                            7,237            6,151
-------------------------------------------------------------------------------------------------------
   Total current assets                                                        721,470          634,485

   Property and equipment, at cost, net                                        642,507          573,087
   Other assets                                                                217,365          200,246
-------------------------------------------------------------------------------------------------------
                                                                           $ 1,581,342      $ 1,407,818
=======================================================================================================
   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
     Accounts payable                                                      $    50,976      $    46,783
     Accrued compensation and related liabilities                               28,140           25,521
     Accrued liabilities                                                        90,058           83,209
     Deferred income taxes                                                      49,614           40,214
     Long-term debt due within one year                                         16,604           16,370
-------------------------------------------------------------------------------------------------------
   Total current liabilities                                                   235,392          212,097

   Long-term debt due after one year                                           254,378          283,581
   Deferred income taxes                                                        48,696           40,717
   Shareholders' equity:
     Preferred stock, no par value:
       100,000 shares authorized, none outstanding                                  --               --
     Common stock, no par value:
       300,000,000 shares authorized, 168,281,506 and
       166,423,911 shares issued and outstanding, respectively                  54,738           49,974
     Retained earnings                                                         992,450          825,268
     Other accumulated comprehensive income (loss)                              (4,312)          (3,819)
-------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                1,042,876          871,423
-------------------------------------------------------------------------------------------------------
                                                                           $ 1,581,342      $ 1,407,818
=======================================================================================================

                             See accompanying notes.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                       OTHER
                                                          COMMON STOCK                               ACCUMULATED       TOTAL
                                                      ------------------------       RETAINED       COMPREHENSIVE   SHAREHOLDERS'
   (In thousands)                                      SHARES         AMOUNT         EARNINGS       INCOME (LOSS)       EQUITY
   Balance at May 31, 1997                            158,723      $    45,395     $   606,233      $    (1,025)     $   650,603
   Net income                                              --               --         133,654               --          133,654
   Equity adjustment for foreign
     currency translation                                  --               --              --           (1,491)          (1,491)
                                                                                                                     -----------
   Comprehensive income                                                                                                  132,163
                                                                                                                     -----------
   Dividends                                               --               --         (19,082)              --          (19,082)
   Distributions to S Corporation
     shareholders                                          --               --         (12,423)              --          (12,423)
   Effects of acquisitions                              5,775               13          11,657               --           11,670
   Repurchase of common stock                            (221)              --          (7,971)              --           (7,971)
   Stock options exercised
     net of shares surrendered                            414              897             181               --            1,078
   Tax benefit resulting from exercise
     of employee stock options                             --              757              --               --              757
--------------------------------------------------------------------------------------------------------------------------------
   Balance at May 31, 1998                            164,691           47,062         712,249           (2,516)         756,795
   Net income                                              --               --         138,939               --          138,939
   Equity adjustment for foreign
     currency translation                                  --               --              --           (1,303)          (1,303)
                                                                                                                     -----------
   Comprehensive income                                                                                                  137,636
                                                                                                                     -----------
   Adjustment to conform
     Unitog Company's fiscal year                          --               --             689               --              689
   Dividends                                               --               --         (24,942)              --          (24,942)
   Effects of acquisitions                              1,472               13           2,072               --            2,085
   Repurchase of common stock                            (143)              --          (3,739)              --           (3,739)
   Stock options exercised net
     of shares surrendered                                404            2,309              --               --            2,309
   Tax benefit resulting from exercise
     of employee stock options                             --              590              --               --              590
--------------------------------------------------------------------------------------------------------------------------------
   Balance at May 31, 1999                            166,424           49,974         825,268           (3,819)         871,423
   Net income                                              --               --         193,387               --          193,387
   Equity adjustment for foreign
     currency translation                                  --               --              --             (493)            (493)
                                                                                                                     -----------
   Comprehensive income                                                                                                  192,894
                                                                                                                     -----------
   Dividends                                               --               --         (31,249)              --          (31,249)
   Effects of acquisitions                              1,419              825           5,044               --            5,869
   Stock options exercised net
     of shares surrendered                                439            3,399              --               --            3,399
   Tax benefit resulting from exercise
     of employee stock options                             --              540              --               --              540
--------------------------------------------------------------------------------------------------------------------------------
   Balance at May 31, 2000                            168,282      $    54,738     $   992,450      $    (4,312)     $ 1,042,876
================================================================================================================================

                             See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


   Years Ended May 31                    (In thousands)                        2000           1999          1998
   Cash flows from operating activities:
     Net income                                                             $ 193,387      $ 138,939      $ 133,654
     Adjustment to conform Unitog Company's fiscal year                            --            689             --
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                          78,516         68,779         56,791
         Amortization of deferred charges                                      20,997         21,449         18,542
         Write down of assets                                                      --         12,609             --
         Deferred income taxes                                                 17,379         (1,356)        13,443
         Change in current assets and liabilities, net of acquisitions of businesses:
              Accounts receivable                                             (19,259)       (14,484)       (24,227)
              Inventories                                                     (22,976)        (5,897)       (23,461)
              Uniforms and other rental items in service                      (14,425)       (17,898)       (25,632)
              Prepaid expenses                                                   (938)          (537)        (5,447)
              Accounts payable                                                   (600)       (15,089)        (5,132)
              Accrued compensation and related liabilities                      2,270          3,559          5,730
              Accrued liabilities                                               3,681         12,299         (1,586)
-------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                  258,032        203,062        142,675

   Cash flows from investing activities:
     Capital expenditures                                                    (161,432)      (171,248)      (128,566)
     Proceeds from sale or redemption of marketable securities                112,908        235,400        117,342
     Purchase of marketable securities                                        (98,233)      (225,189)      (116,841)
     Acquisitions of businesses, net of cash acquired                         (24,982)       (15,588)       (27,456)
     Proceeds from divestiture of certain facilities                           25,722         19,911             --
     Other                                                                    (10,921)        (2,785)          (899)
-------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                     (156,938)      (159,499)      (156,420)

   Cash flows from financing activities:
     Proceeds from issuance of long-term debt                                 140,739         65,778         73,483
     Repayment of long-term debt                                             (177,651)       (85,502)       (25,662)
     Stock options exercised                                                    3,399          2,309          1,078
     Dividends paid                                                           (31,249)       (24,942)       (19,082)
     Distribution to S Corporation shareholders                                    --             --        (12,423)
     Other common stock activity                                                   --           (562)        (5,793)
     Other                                                                         47          1,736         (2,065)
-------------------------------------------------------------------------------------------------------------------
   Net cash (used in) provided by financing activities                        (64,715)       (41,183)         9,536
-------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents                        36,379          2,380         (4,209)
   Cash and cash equivalents at beginning of year                              15,803         13,423         17,632
-------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                                 $  52,182      $  15,803      $  13,423
===================================================================================================================

                             See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Amounts in thousands except per share and share data)


1. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

BUSINESS DESCRIPTION. Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents along with other items to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to its customers, as well as the sale of ancillary services including sanitation supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types - from small service and manufacturing companies to major corporations that employ thousands of people.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Cintas Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Financial results could differ from those estimates.

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

OTHER ACCOUNTING PRONOUNCEMENTS. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This pronouncement which becomes effective in fiscal 2001 is presently being reviewed by the Company and is not expected to have a material effect on the Company's financial position or results of operations, although it may result in additional disclosures in the future.

RECLASSIFICATION. Certain prior year amounts have been reclassified to conform with current year presentation.

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

The following is a summary of marketable securities:


                                                                        2000                         1999
                                                              ------------------------     -------------------------
                                                                             ESTIMATED                     ESTIMATED
                                                                 COST       FAIR VALUE        COST        FAIR VALUE
   Obligations of state and political subdivisions            $   44,828   $     44,346    $   42,579    $    42,616
   U.S. Treasury securities and obligations of U.S.
     government agencies                                             900            836         3,414          3,383
   Other debt securities                                          11,912         11,858        26,322         26,299
--------------------------------------------------------------------------------------------------------------------
                                                              $   57,640   $     57,040    $   72,315    $    72,298
====================================================================================================================

The gross realized gains on sales of available-for-sale securities totaled $54, $241 and $84 for the years ended May 31, 2000, 1999 and 1998, and the gross realized losses totaled $130, $25 and $25, respectively. Net unrealized losses are $600 and $17 at May 31, 2000 and 1999, respectively.

The amortized cost and estimated fair value of debt securities at May 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.


                                                                                                            ESTIMATED
                                                                                                COST       FAIR VALUE
   Due in one year or less                                                                 $   27,022    $    26,924
   Due after one year through three years                                                      23,765         23,437
   Due after three years                                                                        6,853          6,679
--------------------------------------------------------------------------------------------------------------------
                                                                                           $   57,640    $    57,040
====================================================================================================================
3. PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------------------------------------------

                                                                                              2000           1999

   Land                                                                                    $   49,829    $    48,868
   Buildings and improvements                                                                 285,510        277,176
   Equipment                                                                                  528,467        473,839
   Leasehold improvements                                                                      10,978          9,993
   Construction in progress                                                                    73,217         45,480
---------------------------------------------------------------------------------------------------------------------
                                                                                              948,001        855,356
   Less: accumulated depreciation                                                             305,494        282,269
--------------------------------------------------------------------------------------------------------------------
                                                                                           $  642,507    $   573,087
====================================================================================================================

4. OTHER ASSETS
--------------------------------------------------------------------------------------------------------------------

                                                                                              2000           1999

   Goodwill                                                                                $  129,626    $   115,936
   Service contracts                                                                          107,598        109,447
   Noncompete and consulting agreements                                                        56,872         57,203
--------------------------------------------------------------------------------------------------------------------
                                                                                              294,096        282,586
   Less: accumulated amortization                                                             103,607         96,734
--------------------------------------------------------------------------------------------------------------------
                                                                                              190,489        185,852
   Other                                                                                       26,876         14,394
--------------------------------------------------------------------------------------------------------------------
                                                                                           $  217,365    $   200,246
====================================================================================================================

5. LONG-TERM DEBT
--------------------------------------------------------------------------------------------------------------------

                                                                                              2000           1999

   Secured and unsecured term notes due through 2003 at an average rate of 9.98%           $    9,500    $    11,741
   Unsecured revolving note at a rate of 5.20%                                                     -          10,000
   Unsecured term notes due through 2026 at an average rate of 6.40%                           66,846         99,299
   Unsecured notes due through 2009 at an average rate of 6.57%                               172,946        160,010
   Industrial development revenue bonds due through 2026 at an average
     rate of 5.40%                                                                             15,168         15,705
   Other                                                                                        6,522          3,196
---------------------------------------------------------------------------------------------------------------------
                                                                                              270,982        299,951
   Less: amounts due within one year                                                           16,604         16,370
---------------------------------------------------------------------------------------------------------------------
                                                                                           $  254,378    $   283,581
====================================================================================================================

Debt in the amount of $31,190 is secured by assets with a carrying value of $34,490 at May 31, 2000. The Company has letters of credit outstanding at May 31, 2000 approximating $28,158. Maturities of long-term debt during each of the next five years are $16,604, $185,456, $18,412, $16,264 and $10,308, respectively.

The Company also has $60 million available on a credit facility that supports its unsecured notes.

The Company has entered into two interest rate swap agreements to manage its exposure to changes in short-term interest rates. The first agreement totals $10 million, expires in March 2001 and allows the Company to pay an effective interest rate of approximately 6.16%. The second agreement totals $35 million, expires in October 2000 and allows the Company to pay an effective interest rate of approximately 4.60%.

Interest expense is net of capitalized interest of $1,257, $2,081 and $1,808 for the years ended May 31, 2000, 1999 and 1998, respectively. Interest paid, net of amount capitalized, was $16,773, $16,586 and $15,189 for the years ended May 31, 2000, 1999 and 1998, respectively.

6. LEASES
--------------------------------------------------------------------------------

The Company conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from one to ten years. The lease agreements provide for increases in rentals if the options are exercised based on increases in certain price level factors or prearranged increases. It is anticipated that leases that expire will be renewed or replaced. The minimum rental payments under noncancelable lease arrangements for each of the next five years and thereafter are: $11,422, $8,751, $7,112, $5,356, $4,303 and $11,795, respectively. Rent expense under operating leases during the years ended May 31, 2000, 1999 and 1998 was $17,527, $14,018 and $11,390,
respectively.


7. INCOME TAXES
------------------------------------------------------------------------------

                                                                               2000           1999           1998
   Income taxes consist of the following components:
     Current:
       Federal                                                             $     88,842    $   75,304    $    53,856
       State and local                                                           12,151        11,177          7,061
--------------------------------------------------------------------------------------------------------------------
                                                                                100,993        86,481         60,917
     Deferred                                                                    17,379        (1,426)         2,285
--------------------------------------------------------------------------------------------------------------------
                                                                           $    118,372    $   85,055    $    63,202
====================================================================================================================
                                                                               2000           1999           1998

   Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:
       Income taxes at the U.S. federal statutory rate                     $    109,109    $   78,398    $    68,900
       State and local income taxes, net of federal benefit                       9,727         8,156          7,073
       Nontaxable income earned                                                    (832)         (793)        (1,201)
       Tax credits                                                                 (309)         (500)          (288)
       Nontaxable items of the company acquired
         in pooling of interests                                                      -             -         (5,050)
       Deferred tax benefit arising from pooling of interests                         -          (961)        (8,280)
       Other                                                                        677           755          2,048
--------------------------------------------------------------------------------------------------------------------
                                                                           $    118,372    $   85,055    $    63,202
====================================================================================================================

The components of deferred income taxes included on the balance sheets are as follows:


                                                                                              2000           1999
   Deferred tax assets:
     Employee benefits                                                                     $    9,240    $     9,179
     Restructuring and other acquisition-related items                                              -          7,275
     Allowance for bad debts and other                                                         30,017         23,316
--------------------------------------------------------------------------------------------------------------------
                                                                                               39,257         39,770

   Deferred tax liabilities:
     In service inventory                                                                      77,501         71,276
     Depreciation                                                                              50,481         40,686
     State taxes                                                                                7,468          6,648
     Other                                                                                      2,117          2,091
--------------------------------------------------------------------------------------------------------------------
                                                                                              137,567        120,701
--------------------------------------------------------------------------------------------------------------------

   Net deferred tax liability                                                              $   98,310    $    80,931
====================================================================================================================

Income taxes paid were $85,509, $77,381 and $59,599 for the years ended May 31, 2000, 1999 and 1998, respectively.

8. ACQUISITIONS
--------------------------------------------------------------------------------

During the years ended May 31, 2000, 1999 and 1998, the Company completed several acquisitions. In fiscal years ended 1999 and 1998, there was one acquisition in each year that was significant and required restatement.

POOLING OF INTERESTS

In March 1999, the Company acquired Unitog Company (Unitog), a rental and direct sale uniform provider. The Company exchanged 7,608,186 shares of its common stock for all the outstanding stock of Unitog.

The acquisition was treated as a pooling of interests for accounting purposes and the accompanying consolidated financial statements were restated at that time to include the financial position and operating results of Unitog for all periods prior to the merger. In accordance with the pooling of interests method of accounting, no adjustment has been made to the historical carrying amount of assets and liabilities of Unitog. As the Company and Unitog had different year ends at the time of the acquisition, the consolidated statements combine the consolidated financial position of the Company at May 31, 1999, and the consolidated results of its operations and its cash flows for the fiscal years ended May 31, 1999 and 1998 with the financial position of Unitog at May 31, 1999 and the recasted results of its operations for the fiscal years ended April 30, 1999 and April 26, 1998 and its cash flows for the periods ended May 31, 1999 and April 26, 1998.

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

A reconciliation of revenue, pro forma net income and pro forma basic and diluted earnings per share of Cintas (as previously reported), Unitog, and combined is as follows:


                                                                                                             1998
   Revenue:
     Cintas (as previously reported)                                                                     $ 1,198,307
     Unitog                                                                                                  278,638
--------------------------------------------------------------------------------------------------------------------
     Combined                                                                                            $ 1,476,945
====================================================================================================================
   Pro forma net income:
     Cintas (as previously reported)                                                                     $   117,907
     Unitog                                                                                                   10,797
--------------------------------------------------------------------------------------------------------------------
     Combined                                                                                            $   128,704
====================================================================================================================
   Pro forma basic earnings per share:
     Cintas (as previously reported)                                                                     $       .77
--------------------------------------------------------------------------------------------------------------------
     Combined                                                                                            $       .80
====================================================================================================================
   Pro forma diluted earnings per share:
     Cintas (as previously reported)                                                                     $       .76
====================================================================================================================
     Combined                                                                                            $       .79
====================================================================================================================

In accordance with accounting rules for pooling of interests transactions, charges to operating income for acquisition-related expenses relating to this merger approximated $11,000 ($7,000 after tax). They primarily consisted of investment banking fees, a pre-established retention program for certain employees and professional service fees.

In April 1998, the Company acquired Uniforms To You (UTY), a direct sale uniform provider. The acquisition was accounted for using the pooling of interests method of accounting. The Company exchanged 5,938,893 shares of its common stock for all the outstanding stock of UTY. In accordance with the pooling of interests method of accounting, no adjustment was made to the historical carrying amount of assets and liabilities of UTY. The accompanying consolidated financial statements were restated for the year ended May 31, 1998 to include the financial position and operating results of UTY for all periods prior to the merger.

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

PURCHASES

For all acquisitions accounted for as purchases, including insignificant acquisitions, the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. The following summarizes the aggregate purchase price for all businesses acquired which have been accounted for as purchases:


                                                                                              2000           1999
   Fair value of assets acquired                                                           $   32,577    $    18,941
   Liabilities assumed and incurred                                                             1,969          3,756
--------------------------------------------------------------------------------------------------------------------
   Total cash paid for acquisitions                                                        $   30,608    $    15,185
====================================================================================================================

The results of operations for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information relating to acquired businesses are not presented because they are not material.

9. DEFINED CONTRIBUTION PLANS
--------------------------------------------------------------------------------

The Company's Partners' Plan (the Plan) is a non-contributory profit sharing plan and ESOP for the benefit of certain Company employees who have completed one year of service. The Plan also includes a 401(k) savings feature covering substantially all employees. The amount of contributions to the profit sharing plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of the Company. Total contributions, including the Company's matching contributions, were $15,600, $12,100 and $8,820 for the years ended May 31, 2000, 1999 and 1998, respectively.

As a result of previous mergers and acquisitions, the Company also sponsors contributory thrift plans covering certain salaried and clerical employees and certain employees subject to collective bargaining agreements. Under the provisions of these thrift plans, employees are permitted to contribute a maximum of 6% of their earnings and the Company makes matching contributions of 25% to 50%. Employees may make additional unmatched contributions to the plan of up to 9% of their earnings. The Company's contributions to these thrift plans were $596, $1,191 and $1,200 for the fiscal years ended May 31, 2000, 1999 and 1998, respectively.

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

The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for the respective years:


                                                                               2000           1999           1998
   Numerator:
     Net income                                                            $    193,387    $  138,939    $   133,654
--------------------------------------------------------------------------------------------------------------------
   Denominator:
     Denominator for basic earnings per share -
       weighted average shares (000's)                                          167,067       165,603        160,538
     Effect of dilutive securities -
       employee stock options (000's)                                             2,920         3,738          2,866
--------------------------------------------------------------------------------------------------------------------
     Denominator for diluted earnings per share - adjusted weighted
       average shares and assumed conversions (000's)                           169,987       169,341        163,404
--------------------------------------------------------------------------------------------------------------------
   Basic earnings per share                                                $       1.16    $      .84    $       .83
--------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share                                              $       1.14    $      .82    $       .82
--------------------------------------------------------------------------------------------------------------------


On January 18, 2000, the Board of Directors approved a three-for-two common stock split effective March 7, 2000. On October 22, 1997, the Board of Directors approved a two-for-one common stock split effective November 18, 1997. All share and per share information have been adjusted to retroactively reflect the effect of these stock splits for all periods presented.

11. STOCK BASED COMPENSATION
--------------------------------------------------------------------------------
Under the stock option plan adopted by the Company in fiscal 2000, the Company may grant officers and key employees incentive stock options and/or non-qualified stock options to purchase an aggregate of 9,000,000 shares of the Company's common stock. Options are granted at the fair market value of the underlying common stock on the date of grant and generally become exercisable at the rate of 20% per year commencing five years after grant, so long as the holder remains an employee of the Company.

As a result of the Unitog acquisition in March 1999, the Company retained a non-qualified stock option plan for certain of its employees. The exercise price of the options granted under this plan is the fair market value at date of grant and the options vest ratably over four years and expire ten years after the date of grant. Certain provisions of the plan require immediate vesting and a cash settlement, as opposed to the issuance of common stock, upon termination of the option holders' employment prior to March 24, 2000. The total compensation expense under this arrangement recorded during the fourth quarter of fiscal 1999 was $5,100, which has been paid.

The information presented in the following table relates primarily to stock options granted and outstanding under either the plan adopted in fiscal 2000 or under similar plans:

                                                                                                          WEIGHTED
                                                                                                          AVERAGE
                                                                                              SHARES    EXERCISE PRICE
   Outstanding May 31, 1997 (757,923 shares exercisable)                                    5,133,242        $    11.62
     Granted                                                                                1,744,604             24.30
     Cancelled                                                                               (237,008)            15.26
     Exercised                                                                               (446,978)             5.33
-----------------------------------------------------------------------------------------------------------------------
   Outstanding May 31, 1998 (668,919 shares exercisable)                                    6,193,860             15.49
     Granted                                                                                  620,175             32.90
     Cancelled                                                                               (299,972)            20.15
     Exercised                                                                               (592,886)            11.72
-----------------------------------------------------------------------------------------------------------------------
   Outstanding May 31, 1999 (623,280 shares exercisable)                                    5,921,177             17.46
     Granted                                                                                  760,825             41.39
     Cancelled                                                                               (249,575)            25.72
     Exercised                                                                               (493,736)            10.71
-----------------------------------------------------------------------------------------------------------------------
   Outstanding May 31, 2000 (671,391 shares exercisable)                                    5,938,691        $    20.74
=======================================================================================================================

The following table summarizes the information related to stock options outstanding at May 31, 2000:


                                                          OUTSTANDING OPTIONS                EXERCISABLE OPTIONS
                                                          -------------------                -------------------
                                                       AVERAGE         WEIGHTED                            WEIGHTED
                                                      REMAINING         AVERAGE                             AVERAGE
        RANGE OF EXERCISE            NUMBER            OPTION          EXERCISE           NUMBER           EXERCISE
              PRICE                OUTSTANDING          LIFE             PRICE          EXERCISABLE          PRICE
        $ 4.44 -  $12.79           1,458,358            3.02            $ 9.22            495,508           $ 8.23
         12.92 -   16.83           1,526,163            5.60             14.90             28,113            15.32
         17.25 -   23.54           1,490,918            7.04             22.43            112,643            18.31
         24.37 -   50.71           1,463,252            8.65             36.60             35,127            27.75
        -----------------------------------------------------------------------------------------------------------
        $ 4.44 -  $50.71           5,938,691            6.08            $20.74            671,391           $11.24
        ===========================================================================================================


At May 31, 2000, 8,950,375 shares of common stock are reserved for future issuance under the 2000 plan.

Pro forma information regarding earnings and earnings per share is required by Statement No. 123 and has been determined as if the Company had accounted for its stock options granted subsequent to May 31, 1995 under the fair value method of that Statement. The weighted average fair value of stock options granted during 2000, 1999 and 1998 was $21.29, $14.09 and $10.06, respectively. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:



                                                                               2000           1999           1998
                                                                               ----           ----           ----
   Risk free interest rate                                                     6.25%         5.50%          5.50%
   Dividend yield                                                               .50%          .32%           .45%
   Expected volatility of the Company's common stock                             32%           27%            24%
   Expected life of the option in years                                           9             9              8



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

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:


                                                                               2000           1999           1998
                                                                               ----           ----           ----
   Net income:
     As reported                                                           $    193,387    $  138,939    $   133,654
     Pro forma for Statement No. 123                                       $    188,578    $  135,506    $   130,797

   Earnings per share:
     Pro forma basic earnings per share for Statement No. 123              $       1.13    $     .82     $       .81
     Pro forma diluted earnings per share for Statement No. 123            $       1.11    $     .80     $       .80



The effects of providing pro forma disclosure are not representative of earnings reported for future years.

12. LITIGATION AND ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------

The Company is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such actions will not have a material adverse effect on the financial position or results of operations of the Company.

In acquiring Unitog in March 1999, the Company became a potentially responsible party, and thus faces the possibility of joint and several liability under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) in connection with alleged environmental contamination in an area near a rental facility in Tempe, Arizona. This facility, located near the South Indian Bend Wash Federal Superfund (SIBW) site, has been tested for soil and groundwater contamination. Soil testing at the Company's facility detected volatile organic compounds, and the Company promptly took steps to remediate the contamination. Groundwater testing in the area of the Company's property has detected a very low level of volatile organic compound contamination. The United States Environmental Protection Agency (EPA) in March 1999 issued a Record of Decision to the effect that groundwater contamination in the vicinity of the Company's plant does not warrant remediation at this time. Instead, the low levels of groundwater contamination near the Company's facility will be monitored and allowed to attenuate naturally. The Record of Decision requires active groundwater remediation in other parts of the SIBW site, which are believed to be unrelated to the Company. According to the Record of Decision, the EPA estimates that the 30 year net present value of costs to be incurred to remediate and monitor groundwater contamination at the SIBW site is $22,000. It is possible that the EPA will attempt to recover from the potentially responsible parties the costs it has incurred to date with respect to the SIBW site as well as the costs it expects to incur going forward.

As part of the Agreement and Plan of Merger dated January 9, 1999 between Unitog Company and the Company, the Company performed environmental testing at nine previously untested Unitog laundry facilities. The testing resulted in the discovery of soil and groundwater contamination at certain of these sites.

As a result of all of the environmental matters noted above, the Company recorded a charge to operating expense of $5,000 during the third quarter of fiscal 1999 to reflect its current estimate of the additional costs to be incurred relative to these sites. At May 31, 2000, the Company has an undiscounted liability of $5,200 for environmental matters.

13. SPECIAL CHARGE
--------------------------------------------------------------------------------

As a result of the acquisition of Unitog in March 1999, the Company developed a plan during the fourth quarter of fiscal 1999 to integrate Unitog into the Company and close duplicate facilities. The intention of the plan was to position the Company to improve service to its customers and achieve higher profitability. This plan was completed in fiscal 2000.

The plan primarily addressed: (1) exiting certain rental and manufacturing duplicate facilities resulting in asset write downs to estimated fair value, lease abandonments and costs to terminate employees and (2) selling the Unitog headquarters in Kansas City, Missouri resulting in asset write downs to their fair value upon sale and costs to terminate employees. Accordingly, the Company recognized a special charge of $28,429, or $17,626 after income taxes and $.11 per share during 1999. Details of the special charge and related activity for fiscal years 1999 and 2000 are as follows:



                                                                1999        ACCRUAL AT       2000        ACCRUAL AT
                                            SPECIAL CHARGE    ACTIVITY     MAY 31, 1999    ACTIVITY      MAY 31, 2000
   Severance                                 $   15,820      $  (9,772)      $ 6,048       $ (6,048)       $    --
   Asset write downs                             12,609        (12,609)            -              -             --
------------------------------------------------------------------------------------------------------------------
   Total                                     $   28,429      $ (22,381)      $ 6,048       $ (6,048)       $    -
==================================================================================================================


Severance costs included the cost of separation payments to certain employees who have been terminated. Asset write downs associated with the exit of certain redundant rental and manufacturing facilities related to the consolidation of facilities in areas where the Company had sufficient capacity in existing facilities to meet anticipated requirements. The asset write down associated with the sale of the Unitog headquarters related to the closure of the facility and relocation of business functions to the Company's headquarters in Cincinnati, Ohio.

14. SEGMENT INFORMATION
--------------------------------------------------------------------------------

The Company classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents, along with other items, to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to its customers, as well as the sale of ancillary services including sanitation supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types - from small service and manufacturing companies to major corporations that employ thousands of people.

Information as to the operations of the Company's different business segments is set forth below based on the distribution of products and services offered. The Company evaluates performance based on several factors of which the primary financial measures are business segment revenue and income before income taxes. As a result of this Statement, certain prior year amounts have been reclassified to conform to the current year presentation. The accounting policies of the business segments are the same as those described in the Significant Accounting Policies (Note 1).




                                                                              OTHER
                                                                RENTALS      SERVICES       CORPORATE        TOTAL
   MAY 31, 2000
   Revenue                                                    $1,424,892   $    477,099    $        -    $ 1,901,991
---------------------------------------------------------------------------------------------------------------------
   Gross margin                                               $  617,591   $    161,961    $        -    $   779,552
   Selling and administrative expenses                           338,887        116,907             -        455,794
   Acquisition-related expenses                                        -              -           834            834
   Interest income                                                     -              -        (4,742)        (4,742)
   Interest expense                                                    -              -        15,907         15,907
---------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                 $  278,704   $     45,054    $  (11,999)   $   311,759
---------------------------------------------------------------------------------------------------------------------
   Depreciation and amortization                              $   86,270   $     13,243    $        -    $    99,513
---------------------------------------------------------------------------------------------------------------------
   Capital expenditures                                       $  129,838   $     31,594    $        -    $   161,432
---------------------------------------------------------------------------------------------------------------------
   Total assets                                               $1,214,318   $    257,202    $  109,822    $ 1,581,342
=====================================================================================================================

   MAY 31, 1999
   Revenue                                                    $1,297,248   $    454,320    $        -    $ 1,751,568
---------------------------------------------------------------------------------------------------------------------
   Gross margin                                               $  552,106   $    148,663    $        -    $   700,769
   Selling and administrative expenses                           314,127        105,360             -        419,487
   Acquisition-related expenses                                        -              -        12,088         12,088
   Special charge                                                      -              -        28,429         28,429
   Environmental charge                                                -              -         5,000          5,000
   Interest income                                                     -              -        (4,671)        (4,671)
   Interest expense                                                    -              -        16,442         16,442
---------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                 $  237,979   $     43,303    $  (57,288)   $   223,994
---------------------------------------------------------------------------------------------------------------------
   Depreciation and amortization                              $   80,550   $      9,678    $        -    $    90,228
---------------------------------------------------------------------------------------------------------------------
   Capital expenditures                                       $  150,007   $     21,241    $        -    $   171,248
---------------------------------------------------------------------------------------------------------------------
   Total assets                                               $1,080,194   $    239,506    $   88,118    $ 1,407,818
=====================================================================================================================

   MAY 31, 1998
   Revenue                                                    $1,090,577   $    386,368    $        -    $ 1,476,945
---------------------------------------------------------------------------------------------------------------------
   Gross margin                                               $  459,103   $    126,122    $        -    $   585,225
   Selling and administrative expenses                           266,872         93,382             -        360,254
   Acquisition-related expenses                                        -              -        17,116         17,116
   Interest income                                                     -              -        (4,825)        (4,825)
   Interest expense                                                    -              -        15,824         15,824
---------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                 $  192,231   $     32,740    $  (28,115)   $   196,856
---------------------------------------------------------------------------------------------------------------------
   Depreciation and amortization                              $   67,550   $      7,783    $        -    $    75,333
---------------------------------------------------------------------------------------------------------------------
   Capital expenditures                                       $  107,293   $     21,273    $        -    $   128,566
---------------------------------------------------------------------------------------------------------------------
   Total assets                                               $  994,969   $    208,854    $  101,577    $ 1,305,400
====================================================================================================================

15. QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

The following is a summary of the results of operations for each of the quarters within the years ended May 31, 2000 and 1999.


                                                                FIRST          SECOND         THIRD         FOURTH
   MAY 31, 2000                                                 QUARTER       QUARTER        QUARTER        QUARTER
   Revenue                                                    $  457,375   $    465,849    $  473,929    $   504,838
   Gross profits                                              $  184,289   $    190,166    $  194,575    $   210,522
   Net income                                                 $   43,165   $     48,335    $   49,062    $    52,825
   Basic earnings per share                                   $      .26   $        .29    $      .29    $       .32
   Diluted earnings per share                                 $      .25   $        .29    $      .29    $       .31
   Weighted average number of shares outstanding (000's)         166,502        166,898       167,368        167,498






                                                                FIRST          SECOND         THIRD         FOURTH
   MAY 31, 1999                                                 QUARTER       QUARTER        QUARTER        QUARTER
   Revenue                                                    $  426,430   $    436,498    $  433,669    $   454,971
   Gross profits                                              $  167,675   $    174,440    $  176,678    $   181,976
   Net income                                                 $   36,251   $     44,378*   $   38,631**  $    19,679
   Basic earnings per share                                   $      .22   $        .27    $      .23    $       .12
   Diluted earnings per share                                 $      .22   $        .26    $      .22    $       .12
   Weighted average number of shares outstanding (000's)         164,894        165,537       166,224        166,287



* Includes a $2,100 gain from the sale of certain facilities and a $2,000 legal recovery on a breach of contract settlement.

**Includes a $5,000 charge relating to environmental matters.

                            REPORT OF AUDIT COMMITTEE

The Audit Committee (the Committee) of the Board of Directors is composed of three independent directors. The Committee, which held two meetings during fiscal 2000, oversees the Company's financial reporting process on behalf of the Board of Directors.

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


/s/ Roger L. Howe
-----------------------------

Roger L. Howe, Chairman
Audit Committee
July 6, 2000


               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Cintas Corporation

We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                           /s/ Ernst & Young LLP
                                           ----------------------
                                               Ernst & Young LLP

Cincinnati, Ohio
July 6, 2000

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

FISCAL 2000 COMPARED TO FISCAL 1999

Fiscal 2000 marked the 31st year of uninterrupted growth for Cintas. Total revenue was $1.9 billion, an increase of 9% over fiscal 1999. Because the merger with Unitog on March 24, 1999 was treated as a pooling of interests, the Company's historical financial results have been restated as if Cintas and Unitog had always been one company. Revenue from the Rentals segment increased 10% and Other Services revenue increased 5%, primarily due to growth in the customer base. Revenue contributed by Unitog was lower when compared to the prior year, while Cintas revenue increased 13%. The decline in the Unitog growth rate was caused by several reasons. Unitog divested some of its linen business shortly before the Cintas acquisition. After the acquisition, Cintas sold some additional linen volume. Internal growth in the Rentals segment, excluding Unitog volume, reached the Cintas targeted range of 14%-16% by year end.

Pre-tax income was $312 million, a 39% increase over 1999. Excluding one-time items related to Unitog in fiscal 1999 (refer to Notes 8, 12, 13 and 15 for additional information), pre-tax income increased 18% in fiscal 2000 over the prior year. Pre-tax income from the Rentals and Other Services segments increased 17% and 4%, respectively, over the prior year.

One-time items for fiscal 1999 relate primarily to the merger with Unitog. These items include a one-time charge of $39 million related to transaction fees and integration costs, a $5 million Unitog environmental charge and one-time income of $4 million generated by Unitog. The one-time charge of $39 million included $11 million for transaction fees (investment banking, legal and accounting fees and retention bonuses) and a special charge of $28 million related to integration costs (severance and asset write downs).

As a result of the integration of Unitog and Cintas, redundant operating facilities were identified based on an evaluation of operating capacity by location. These redundant facilities were merged into existing operations during fiscal 2000. In addition, Unitog corporate functions were consolidated and the Unitog corporate office building was sold in December 1999. The cost to exit all corporate and operating facilities included severance payments to affected employees and the write-off of assets. Severance costs included a pre-established severance plan for corporate executives and the cash settlement of stock options for terminated employees. These actions have improved service to customers, while enabling Cintas to reduce future operating costs.

Net interest expense decreased $1 million over the prior year, despite higher interest rates, due to a lower level of average debt in fiscal 2000. The Company's effective tax rate was 38% for fiscal 2000 and fiscal 1999.

Excluding one-time items impacting fiscal 1999, net income for fiscal 2000 of $193 million and basic earnings per share of $1.16 represent an increase of 18% and 17%, respectively, over fiscal 1999. Including these one-time items, net income and basic earnings per share represent a 39% and 38% increase, respectively, over the 1999 fiscal year. Return on average equity is 20% compared to 17% for the prior year; however, excluding one-time items, return on average equity is 20% for both fiscal 2000 and the prior year.

Cash, cash equivalents and marketable securities increased by $22 million in 2000, or 25%, primarily due to strong operating results. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

Accounts receivable increased $24 million due to sales growth and acquisitions made during the year. Inventories increased $27 million due to acquisitions and sales growth in both business segments, as well as to support new product roll-outs in the Other Services segment.

Net property and equipment increased by $69 million. In fiscal 2000, the Company completed construction of eleven new uniform rental facilities and had another six uniform rental facilities in various stages of construction to accommodate growth in rental operations.

FISCAL 1999 COMPARED TO FISCAL 1998

Fiscal 1999 total revenue was $1.8 billion, an increase of 19% over fiscal 1998. Revenue from the Rentals segment increased 19% and Other Services increased 18%, primarily due to growth in the customer base. Revenue contributed by Unitog was flat when compared to the prior year, while Cintas revenue increased 23%.

Pre-tax income was $224 million, an increase of 14% over fiscal 1998. Pre-tax income from the Rentals and Other Services segments increased 24% and 32%, respectively, over the prior year. Excluding one-time charges related to the mergers with Unitog in fiscal 1999 (refer to Notes 8, 12, 13 and 15 for additional information) and UTY in fiscal 1998, pre-tax income was $264 million, an increase of 24% over the prior year.

Results for 1998 were adjusted on a pro forma basis to reflect the true tax impact of UTY as if they had been reported as a C Corporation prior to the merger with Cintas. These adjustments include a one-time tax credit of $8 million to establish a deferred tax asset and acquisition-related expenses of $16 million, primarily related to a pre-established compensation program for UTY executives.

Net interest expense increased $1 million over the prior year due to a higher level of average debt in 1999. The Company's effective tax rate was 38% and 35% pro forma, respectively, for fiscal years 1999 and 1998. Fiscal year 1998 income taxes were offset by the $8 million credit related to the conversion of UTY from an S Corporation to a C Corporation.

Excluding one-time items impacting both 1999 and 1998, pro forma net income of $164 million and pro forma basic earnings per share of $.99 represent an increase of 25% and 21%, respectively, over fiscal 1998. Including these one-time items, pro forma net income of $139 million and pro forma basic earnings per share of $.84 represent an 8% and 5% increase, respectively, over the 1998 fiscal year. Pro forma return on average equity is 17% compared to 18% for the prior year; however, excluding one-time items, pro forma return on average equity is 20% compared to 19% for the prior year.

Cash, cash equivalents and marketable securities decreased by $13 million in 1999, primarily due to capital expenditures for new facilities and equipment to accommodate growth. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

Accounts receivable increased $16 million, primarily due to sales growth. Inventories increased $8 million, reflecting growth in both the Rentals and Other Services segments of the business.

Net property and equipment increased by $84 million. In fiscal 1999, the Company completed construction of fifteen new uniform rental facilities and had another twelve in various stages of construction to accommodate growth in rental operations.

LIQUIDITY AND CAPITAL RESOURCES

At May 31, 2000, the Company had $110 million in cash, cash equivalents and marketable securities. The Company's investment policy pertaining to marketable securities is conservative. Preservation of principal while earning an attractive yield are the criteria used in making investments. Working capital for fiscal 2000 increased $64 million, to $486 million in fiscal 2000. This increase is primarily due to the increase in accounts receivable and inventories related to acquisitions and sales growth in both the Rentals and Other Services segments.

Capital expenditures for fiscal 2000 totaled $161 million, including $130 million for the Rentals segment and $31 million for Other Services. The Company continues to reinvest in land, buildings and equipment in an effort to expand capacity for future growth. The Company anticipates that capital expenditures for fiscal 2001 will approximate $175-$180 million.

The Company's percentage of debt to total capitalization was 21% at May 31, 2000, versus 26% at May 31, 1999. In fiscal 2000 , the Company initiated a $200 million commercial paper program, which received credit ratings of "A-1" from Standard & Poor's and "Prime-1" from Moody's. These ratings reflect the Company's commitment to conservative financial policies, strong financial measures and a disciplined integration strategy for acquisitions. This commercial paper program replaced bank loans and reduced interest rates on outstanding debt. The program is fully supported by a long-term credit facility and matures in 2002. The Company expects to extend the facility prior to maturity. As of May 31, 2000, $140 million in commercial paper was outstanding and $60 million was available under the commercial paper or committed credit facility. The $140 million outstanding is included in the $172 million of unsecured notes detailed in Note 5.

During the year, the Company paid dividends of $31 million, or $.19 per share. This dividend is an increase of 27% over that paid in fiscal 1999.

MARKET RISK

The Company manages interest rate risk by using a combination of variable and fixed rate debt, marketable securities and interest rate swap agreements. The Company's earnings are affected by changes in short-term interest rates due to the use of variable rate notes and revolving credit facilities amounting to approximately $169 million, with an average interest rate of 6.36%. This exposure is limited by the purchase of marketable securities and interest rate swap agreements as a hedge against variability in short-term rates. If short-term rates increase by one-half percent (or 50 basis points), the Company's interest expense would increase, and income before taxes would decrease, by approximately $.5 million. Conversely, if short-term rates decrease by one-half percent (or 50 basis points), the Company's interest expense would decrease, and income before taxes would increase, by approximately $.5 million. This estimated exposure considers the mitigating effects of marketable securities and swap agreements on the change in the cost of variable rate debt. This analysis does not consider the effects of a change in economic activity or a change in the Company's capital structure.

INFLATION AND CHANGING PRICES

Management believes inflation has not had a material impact on the Company's financial condition or a negative impact on operations.

                           FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. This Annual Report contains forward-looking statements that reflect the Company's current views as to future events and financial performance with respect to its operations. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in this Annual Report. Factors that might cause such a difference include the possibility of greater than anticipated operating costs, lower sales volumes, the performance and costs of integration of acquisitions, fluctuations in costs of materials and labor, the outcome of pending environmental matters and the reactions of competitors in terms of price and service. Forward-looking statements speak only as of the date made. Cintas undertakes no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date of which they are made.

                             DIRECTORS AND OFFICERS


BOARD OF DIRECTORS
                                              DAVID T. JEANMOUGIN                           LARRY A. HARMON
                                              SENIOR VICE PRESIDENT & SECRETARY             VICE PRESIDENT
GERALD V. DIRVIN                                                                            GREAT LAKES RENTAL GROUP
RETIRED EXECUTIVE VICE PRESIDENT              WILLIAM C. GALE
AND DIRECTOR OF THE PROCTER & GAMBLE          VICE PRESIDENT & CHIEF FINANCIAL OFFICER      J. PHILLIP HOLLOMAN
COMPANY                                                                                     VICE PRESIDENT
                                              KAREN L. CARNAHAN                             RESEARCH & DEVELOPMENT
RICHARD T. FARMER                             VICE PRESIDENT & TREASURER
CHAIRMAN OF THE BOARD                                                                       JEFFRY E. JONES
OF THE CORPORATION                            OPERATING, STAFF, AND                         VICE PRESIDENT
                                              SUBSIDIARY OFFICERS                           NORTHWEST RENTAL GROUP
SCOTT D. FARMER
PRESIDENT & CHIEF OPERATING OFFICER           JAMES J. CASE                                 JOHN S. KEAN III
OF THE CORPORATION                            VICE PRESIDENT                                SENIOR VICE PRESIDENT
                                              SOUTHWEST RENTAL GROUP
JAMES J. GARDNER                                                                            JAMES J. KRUPANSKY
RETIRED VICE PRESIDENT                        JAMES V. CRITCHFIELD                          VICE PRESIDENT
OF THE CORPORATION                            VICE PRESIDENT                                WESTERN RENTAL GROUP
                                              NORTHCENTRAL RENTAL GROUP
ROGER L. HOWE                                                                               GLENN W. LARSEN
RETIRED CHAIRMAN OF THE BOARD                 WILLIAM L. CRONIN                             VICE PRESIDENT
OF U.S. PRECISION LENS, INC.                  VICE PRESIDENT                                LOGISTICS & MANUFACTURING
                                              NORTHEAST RENTAL GROUP
DONALD P. KLEKAMP                                                                           JOHN W. MILLIGAN
SENIOR PARTNER                                MICHAEL P. DIMINO                             VICE PRESIDENT
OF KEATING, MUETHING & KLEKAMP                PRESIDENT & CHIEF OPERATING OFFICER           MIDWEST RENTAL GROUP
                                              UNIFORMS TO YOU
ROBERT J. KOHLHEPP                                                                          ROBERT A. OSWALD
CHIEF EXECUTIVE OFFICER                       GREGORY J. ELING                              VICE PRESIDENT
OF THE CORPORATION                            VICE PRESIDENT
                                              CENTRAL RENTAL GROUP                          DAVID POLLAK, JR.
JOHN S. LILLARD                                                                             VICE PRESIDENT
CHAIRMAN OF THE BOARD                         MICHAEL P. GABURO                             FIRST AID & SAFETY DIVISION
OF WINTRUST FINANCIAL CORPORATION             VICE PRESIDENT
                                              CLEANROOM DIVISION                            RODGER V. REED
CORPORATE OFFICERS                                                                          VICE PRESIDENT
                                              ARNOLD GEDMINTAS                              NATIONAL ACCOUNT DIVISION
RICHARD T. FARMER                             VICE PRESIDENT
CHAIRMAN OF THE BOARD                         NORTHERN RENTAL GROUP                         BRUCE E. ROTTE
                                                                                            VICE PRESIDENT
ROBERT J. KOHLHEPP                            WILLIAM W. GOETZ                              SOUTHEAST RENTAL GROUP
CHIEF EXECUTIVE OFFICER                       VICE PRESIDENT
                                              MARKETING & MERCHANDISING                     G. THOMAS THORNLEY
SCOTT D. FARMER                                                                             VICE PRESIDENT &
PRESIDENT & CHIEF OPERATING OFFICER           J. TODD GREGORY                               CHIEF INFORMATION OFFICER
                                              VICE PRESIDENT
ROBERT R. BUCK                                SOUTHCENTRAL RENTAL GROUP
SENIOR VICE PRESIDENT &
PRESIDENT - UNIFORM RENTAL DIVISION


                       SHAREHOLDER INFORMATION



EXECUTIVE OFFICES                                  10-K REPORT
Cintas Corporation                                 A copy of the Form 10-K annual report
6800 Cintas Boulevard                              filed with the Securities and Exchange
P.O. Box 625737                                    Commission for the year ended May 31, 2000,
Cincinnati, Ohio 45262-5737                        is available at no charge to shareholders.
                                                   Direct requests in writing for this report
AUDITORS                                           or other information to:

Ernst & Young LLP                                  William C. Gale
1300 Chiquita Center                               Vice President & Chief Financial Officer
250 East Fifth Street                              Cintas Corporation
Cincinnati, Ohio 45202                             6800 Cintas Boulevard
                                                   P.O. Box 625737
MARKET FOR REGISTRANT'S COMMON STOCK               Cincinnati, Ohio 45262-5737
                                                   (513) 459-1200
Cintas Corporation Common Stock is traded
on the NASDAQ National Market System.              FINANCIAL INFORMATION
The symbol is CTAS.
                                                   For financial information visit us on the internet at
REGISTRAR AND TRANSFER AGENT                       http://www.nasdaq.com
                                                   or http://www.cintas-corp.com
The Fifth Third Bank
Shareholder Services                               INFORMATION INTERNET ADDRESS
Mail Drop 10AT66
38 Fountain Square Plaza                           Visit us at our web site at
Cincinnati, Ohio 45263                             http://www.cintas-corp.com
(513) 579-5320
(800) 837-2755                                     SECURITY HOLDER INFORMATION

ANNUAL MEETING                                     At May 31, 2000, there were approximately
                                                   2,300 shareholders of record of the
October 25, 2000                                   Corporation's Common Stock. The Company
Cintas Corporation                                 believes that this represents
Corporate Headquarters                             approximately 26,000 beneficial owners.
6800 Cintas Boulevard
Cincinnati, Ohio                                   The following table shows the high and low
10:00 a.m.                                         closing prices by quarter during the
                                                   last two fiscal years. Closing prices have
                                                   been adjusted to reflect a 3-for-2
                                                   stock split effective March 2000.


FISCAL 2000


Quarter ended            High               Low         Quarter Ended       High       Low
May 2000                 $47.38             $25.25      May 1999            $48.79     $40.00
February 2000             37.08              23.17      February 1999        52.25      35.33
November 1999             41.17              30.50      November 1998        38.25      28.33
August 1999               45.33              32.25      August 1998          36.58      26.58