Form 10-K, Exhibit 13
period 2001-05-31
CINTAS CORP
filed 2001-08-29
CIK 723254

Exhibit 13

ELEVEN YEAR FINANCIAL SUMMARY

Years Ended May 31
(In thousands except per share and percentage data)

	1991	1992	1993	1994	1995	1996	1997	1998		1999		2000	2001	10-Year Compd Growth

Revenue	$569,583	621,041	711,663	803,009	929,534	1,103,492	1,261,899	1,476,945		1,751,568		1,901,991	2,160,700	14.3	%(3)
Net Income	$35,261	45,744	54,956	67,141	85,413	98,956	118,557	133,654		138,939		193,387	222,451	20.2%
Pro Forma Net Income(1)	$34,063	45,151	53,374	64,459	80,752	94,151	112,763	128,704		138,939		193,387	222,451	20.6%
Basic EPS	$0.24	0.31	0.36	0.44	0.55	0.64	0.75	0.83		0.84		1.16	1.32	18.6%
Diluted EPS	$0.24	0.31	0.35	0.43	0.55	0.63	0.75	0.82		0.82		1.14	1.30	18.4%
Pro Forma Basic EPS(1)	$0.23	0.30	0.35	0.42	0.52	0.61	0.72	0.80		0.84		1.16	1.32	19.1%
Pro Forma Diluted EPS(1)	$0.23	0.30	0.35	0.41	0.51	0.60	0.71	0.79		0.82		1.14	1.30	18.9%
Dividends Per Share	$0.03	0.04	0.05	0.06	0.07	0.09	0.10	0.12		0.15		0.19	0.22	22.0%
Total Assets	$467,608	501,769	634,197	700,872	816,508	996,046	1,101,182	1,305,400		1,407,818		1,581,342	1,752,224	14.1%
Shareholders' Equity	$233,693	273,501	324,562	409,053	481,654	553,701	650,603	756,795		871,423		1,042,876	1,231,315	18.1%
Return on Average Equity	15.6%	17.8%	17.8%	17.6%	18.1%	18.2%	18.7%	18.8	%(2)	20.1	%(2)	20.2%	19.6%
Long-Term Debt	$130,967	122,372	158,311	132,929	164,332	237,550	227,799	307,633		283,581		254,378	220,940

Note:	Results prior to March 24, 1999, have been restated to include Unitog Company.
Results prior to April 8, 1998, have also been restated to include Uniforms To You Companies.
Results prior to October 1, 1991, have also been restated to include Rental Uniform Service of Greenville, S.C., Inc.

(1)	Results for 1998 and prior years were adjusted on a pro forma basis to reflect the true tax impact of Uniforms To You as if it had been reported as a C Corporation prior to the merger with Cintas.

(2)	Return on average equity before one-time items. Please refer to Management's Discussion and Analysis for additional information.

(3)	Represents the 10-year compound annual growth rate based on revenue as restated for pooling of interests transactions noted above. Please refer to the graph below for the 10-year compound annual growth rates in revenue based on financial data, as originally reported by Cintas Corporation, before restatement for pooling of interests transactions.

NASDAQ: CTAS 2001 Page 17

CONSOLIDATED STATEMENTS OF INCOME

Years Ended May 31 (In thousands except per share data)

	2001	2000	1999

Revenue:
Rentals	$1,610,606	$1,424,892	$1,297,248
Other services	550,094	477,099	454,320

	2,160,700	1,901,991	1,751,568
Costs and expenses (income):
Cost of rentals	896,539	807,301	745,142
Cost of other services	367,894	315,138	305,657
Selling and administrative expenses	528,354	455,794	419,487
Acquisition-related expenses	709	834	12,088
Special charge	—	—	28,429
Environmental charge	—	—	5,000
Interest income	(4,369)	(4,742)	(4,671)
Interest expense	15,119	15,907	16,442

	1,804,246	1,590,232	1,527,574

Income before income taxes	356,454	311,759	223,994
Income taxes	134,003	118,372	85,055

Net income	$222,451	$193,387	$138,939

Basic earnings per share	$1.32	$1.16	$.84

Diluted earnings per share	$1.30	$1.14	$.82

Dividends declared and paid per share	$.22	$.19	$.15

See accompanying notes. NASDAQ: CTAS 2001 Page [18]

CONSOLIDATED BALANCE SHEETS

As of May 31 (In thousands except share data)

	2001	2000

Assets
Current assets:
Cash and cash equivalents	$ 73,724	$ 52,182
Marketable securities	36,505	57,640
Accounts receivable, principally trade, less
allowance of $8,765 and $7,364, respectively	244,450	225,735
Inventories	214,349	164,906
Uniforms and other rental items in service	242,172	213,770
Prepaid expenses	8,470	7,237

Total current assets	819,670	721,470

Property and equipment, at cost, net	702,132	642,507
Other assets	230,422	217,365

	$1,752,224	$1,581,342

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$ 42,495	$ 50,976
Accrued compensation and related liabilities	35,140	28,140
Accrued liabilities	94,960	90,058
Deferred income taxes	57,703	49,614
Long-term debt due within one year	20,605	16,604

Total current liabilities	250,903	235,392

Long-term debt due after one year	220,940	254,378
Deferred income taxes	49,066	48,696

Shareholders' equity:
Preferred stock, no par value:
100,000 shares authorized, none outstanding	—	—
Common stock, no par value:
425,000,000 shares authorized, 169,370,563
and 168,281,506 shares issued and outstanding,
respectively	62,409	54,738
Retained earnings	1,174,330	992,450
Other accumulated comprehensive loss	(5,424)	(4,312)

Total shareholders' equity	1,231,315	1,042,876

	$1,752,224	$1,581,342

See accompanying notes.

NASDAQ: CTAS 2001 Page 19

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock		Retained Earnings	Other Accumulated Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount

Balance at May 31, 1998	164,691	$47,062	$ 712,249	$(2,516)	$ 756,795
Net income	—	—	138,939	—	138,939
Equity adjustment for foreign currency translation	—	—	—	(1,303)	(1,303)

Comprehensive income					137,636

Adjustment to conform
Unitog Company's fiscal year	—	—	689	—	689
Dividends	—	—	(24,942)	—	(24,942)
Effects of acquisitions	1,472	13	2,072	—	2,085
Repurchase of common stock	(143)	—	(3,739)	—	(3,739)
Stock options exercised net of shares surrendered	404	2,309	—	—	2,309
Tax benefit resulting from exercise of employee stock options	—	590	—	—	590

Balance at May 31, 1999	166,424	49,974	825,268	(3,819)	871,423

Net income	—	—	193,387	—	193,387
Equity adjustment for foreign currency translation	—	—	—	(493)	(493)

Comprehensive income					192,894

Dividends	—	—	(31,249)	—	(31,249)
Effects of acquisitions	1,419	825	5,044	—	5,869
Stock options exercised net of shares surrendered	439	3,399	—	—	3,399
Tax benefit resulting from exercise of employee stock options	—	540	—	—	540

Balance at May 31, 2000	168,282	54,738	992,450	(4,312)	1,042,876

Net income	—	—	222,451	—	222,451
Equity adjustment for foreign currency translation	—	—	—	(1,112)	(1,112)

Comprehensive income					221,339

Dividends	—	—	(37,173)	—	(37,173)
Effects of acquisitions	459	(11)	(3,398)	—	(3,409)
Stock options exercised net of shares surrendered	630	5,992	—	—	5,992
Tax benefit resulting from exercise of employee stock options	—	1,690	—	—	1,690

Balance at May 31, 2001	169,371	$62,409	$1,174,330	$(5,424)	$1,231,315

See accompanying notes.

NASDAQ: CTAS 2001 Page 20

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended May 31 (In thousands)

	2001	2000	1999

Cash flows from operating activities:
Net income	$222,451	$193,387	$138,939
Adjustment to conform Unitog Company's fiscal year	—	—	689
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	90,239	78,516	68,779
Amortization of deferred charges	21,850	20,997	21,449
Write down of assets	—	—	12,609
Deferred income taxes	8,459	17,379	(1,356)
Change in current assets and liabilities, net of acquisitions of businesses:
Accounts receivable	(16,486)	(19,259)	(14,484)
Inventories	(48,693)	(22,976)	(5,897)
Uniforms and other rental items in service	(28,471)	(14,425)	(17,898)
Prepaid expenses	(1,160)	(938)	(537)
Accounts payable	(10,107)	(600)	(15,089)
Accrued compensation and related liabilities	6,666	2,270	3,559
Accrued liabilities	2,210	3,681	12,299

Net cash provided by operating activities	246,958	258,032	203,062

Cash flows from investing activities:
Capital expenditures	(147,444)	(161,432)	(171,248)
Proceeds from sale or redemption of marketable securities	61,609	112,908	235,400
Purchase of marketable securities	(40,474)	(98,233)	(225,189)
Acquisitions of businesses, net of cash acquired	(30,535)	(24,982)	(15,588)
Proceeds from divestiture of certain facilities	1,400	25,722	19,911
Other	(5,965)	(10,921)	(2,785)

Net cash used in investing activities	(161,409)	(156,938)	(159,499)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	230	140,739	65,778
Repayment of long-term debt	(33,634)	(177,651)	(85,502)
Stock options exercised	5,992	3,399	2,309
Dividends paid	(37,173)	(31,249)	(24,942)
Other	578	47	1,174

Net cash used in financing activities	(64,007)	(64,715)	(41,183)

Net increase in cash and cash equivalents	21,542	36,379	2,380
Cash and cash equivalents at beginning of year	52,182	15,803	13,423

Cash and cash equivalents at end of year	$73,724	$52,182	$15,803

See accompanying notes.

NASDAQ: CTAS 2001 Page [21]

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

Uniforms and other rental items in service. These items are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame retardant garments) are amortized over their useful life of eighteen months. Other rental items including shop towels, mats, cleanroom garments, flame retardant garments, linens and hygiene dispensers are amortized over their useful lives of eight to forty-eight months.

Property and equipment. Depreciation is calculated using the straight-line method over the following estimated useful lives, in years:

Buildings and Improvements	5 to 40
Equipment	3 to 10
Leasehold Improvements	2 to 5

Long-lived assets. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Other assets. Other assets consist primarily of service contracts and noncompete and consulting agreements obtained through the acquisition of businesses, which are amortized by use of the straight-line method over the estimated lives of the agreements which are generally three to twelve years, and goodwill, which is amortized using the straight-line method over twenty to forty years.

Stock options. The Company applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been reflected in the financial statements as the exercise price of options granted to employees is equal to the fair market value of the Company’s common stock on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation.

NASDAQ: CTAS 2001 Page 22

Interest rate swap agreements. Periodic settlements under interest rate swap agreements are recognized as adjustments to interest expense for the relevant periods.

Revenue recognition. Rental revenue is recognized when services are performed and other services revenue is recognized when products are shipped and the title and risks of ownership passes to the customer. The Company also establishes an estimate of allowances for uncollectible accounts when revenue is recorded.

Fair value of financial instruments. The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

Cash and cash equivalents. The amounts reported approximate market value.

Marketable securities. The amounts reported are at cost, which approximates market value. Market values are based on quoted market prices.

Long-term debt. The amounts reported are at a carrying value which approximates market value. Market values are determined using similar debt instruments currently available to the Company that are consistent with the terms, interest rates and maturities.

Other accounting pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. SFAS 133 was subsequently amended by two other statements and was required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, SFAS 133 did not have a significant effect on its financial position or results of operations when it was adopted on June 1, 2001.

Effective March 1, 2001, the Company adopted Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 provides the Securities and Exchange Commission's views in applying accounting principles generally accepted in the United States to revenue recognition in the financial statements. The adoption of SAB 101 did not have an effect on the financial statements of the Company.

In September 2000, the Emerging Issues Task Force (EITF) issued EITF 00-10, Accounting for Shipping and Handling Fees and Costs. Under the provisions of EITF 00-10, amounts billed to a customer in a sales transaction related to shipping and handling should be classified as revenue. Effective March 1, 2001, the Company adopted EITF 00-10, which did not have a significant effect on the amounts classified as revenue or cost of other services. The adoption had no impact on the determination of net income.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective for years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized, but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The pooling of interests method is no longer permitted for business combinations initiated after June 30, 2001. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Application of the nonamortization provisions of the Statements is expected to result in an increase in net income of approximately $3 million per year. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

Reclassification. Certain prior year amounts have been reclassified to conform with current year presentation.

2. MARKETABLE SECURITIES

All marketable securities are comprised of debt securities and classified as available-for-sale. Realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are inc luded in interest income. The cost of the securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income.

NASDAQ: CTAS 2001 Page 23

The following is a summary of marketable securities:

	2001		2000

	Cost	Estimated Fair Value	Cost	Estimated Fair Value

Obligations of state and political subdivisions	$32,171	$32,468	$44,828	$44,346
U.S. Treasury securities and obligations of U.S. government agencies	600	600	900	836
Other debt securities	3,734	3,794	11,912	11,858

	$36,505	$36,862	$57,640	$57,040

The gross realized gains on sales of available-for-sale securities totaled $64, $54 and $241 for the years ended May 31, 2001, 2000 and 1999, and the gross realized losses totaled $21, $130 and $25, respectively. Net unrealized gains/(losses) are $357 and $(600) at May 31, 2001 and 2000, respectively.

The cost and estimated fair value of debt securities at May 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

	Cost	Estimated Fair Value

Due in one year or less	$22,139	$22,207
Due after one year through three years	13,211	13,496
Due after three years	1,155	1,159

	$36,505	$36,862

3. PROPERTY AND EQUIPMENT

	2001	2000

Land	$54,743	$ 49,829
Buildings and improvements	326,512	285,510
Equipment	589,945	528,467
Leasehold improvements	12,124	10,978
Construction in progress	74,609	73,217

	1,057,933	948,001
Less: accumulated depreciation	355,801	305,494

	$702,132	$642,507

4. OTHER ASSETS

	2001	2000

Goodwill	$143,368	$134,445
Service contracts	118,241	107,598
Noncompete and consulting agreements	63,519	56,872

	325,128	298,915
Less: accumulated amortization	123,759	103,607

	201,369	195,308
Other	29,053	22,057

	$230,422	$217,365

NASDAQ: CTAS 2001 Page [24]

5. LONG-TERM DEBT

	2001	2000

Secured and unsecured term notes due through 2003 at an average rate of 9.98%	$7,500	$9,500
Unsecured term notes due through 2026 at an average rate of 6.13%	54,348	66,846
Unsecured notes due through 2009 at an average rate of 4.67%	160,156	172,946
Industrial development revenue Bonds due through 2026 at an average rate of 3.91%	14,489	15,168
Other	5,052	6,522

	241,545	270,982
Less: amounts due within one year	20,605	16,604

	$220,940	$254,378

Debt in the amount of $27,041 is secured by assets with a carrying value of $32,024 at May 31, 2001. The Company has letters of credit outstanding at May 31, 2001 approximating $33,834. Maturities of long-term debt during each of the next five years are $20,605, $158,419, $28,434, $10,339 and $7,007, respectively.

The Company has a commercial paper program supported by a $200 million long-term credit facility. As of May 31, 2001, $140 million in commercial paper was outstanding and $60 million was available under the commercial paper or committed credit facility.

The Company has entered into three interest rate swap agreements to manage its exposure to changes in short-term interest rates. The first agreement totaled $10 million, expired in March 2001 and allowed the Company to pay an effective interest rate of approximately 6.16%. The second agreement totaled $35 million, expired in October 2000 and allowed the Company to pay an effective interest rate of approximately 4.60%. The third agreement totals $10 million, expires in March 2003 and allows the Company to pay an effective interest rate of approximately 4.76%.

Interest expense is net of capitalized interest of $1,468, $1,257 and $2,081 for the years ended May 31, 2001, 2000 and 1999, respectively. Interest paid, net of amount capitalized, was $15,194, $16,773 and $16,586 for the years ended May 31, 2001, 2000 and 1999, respectively.

6. LEASES

The Company conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from one to ten years. The lease agreements provide for increases in rentals if the options are exercised based on increases in certain price level factors or prearranged increases. It is anticipated that expiring leases will be renewed or replaced. The minimum rental payments under noncancellable lease arrangements for each of the next five years and thereafter are: $11,608, $9,391, $7,389, $6,177, $5,000 and $9,642, respectively. Rent expense under operating leases during the years ended May 31, 2001, 2000 and 1999 was $17,063, $16,949 and $13,478, respectively.

NASDAQ: CTAS 2001 Page 25

7.  INCOME TAXES

	2001	2000	1999

Income taxes consist of the following components:
Current:
Federal	$111,408	$88,842	$75,304
State and local	14,135	12,151	11,177

	125,543	100,993	86,481
Deferred	8,460	17,379	(1,426)

	$134,003	$118,372	$85,055

	2001	2000	1999

Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:
Income taxes at the U.S. federal statutory rate	$124,760	$109,109	$78,398
State and local income taxes, net of federal benefit	9,710	9,727	8,156
Other	(467)	(464)	(1,499)

	$134,003	$118,372	$85,055

The components of deferred income taxes included on the balance sheets are as follows:

	2001	2000

Deferred tax assets:
Employee benefits	$11,574	$9,240
Inventory obsolescence	7,603	8,235
Allowance for bad debts and other	15,317	21,782

	34,494	39,257
Deferred tax liabilities:
In service inventory	84,579	77,501
Depreciation	50,078	50,481
Other	6,606	9,585

	141,263	137,567

Net deferred tax liability	$106,769	$98,310

Income taxes paid were $112,307, $85,509 and $77,381 for the years ended May 31, 2001, 2000 and 1999, respectively.

Undistributed earnings of foreign subsidiaries, which are intended to be indefinitely reinvested, aggregated $8,434 as of May 31, 2001.

8.  ACQUISITIONS

During the years ended May 31, 2001, 2000 and 1999, the Company completed several acquisitions. In fiscal year ended 1999, there was one acquisition that was significant and required restatement.

Pooling of Interests
In March 1999, the Company acquired Unitog Company (Unitog), a rental and direct sale uniform provider. The Company exchanged 7,608,186 shares of its common stock for all the outstanding stock of Unitog.

NASDAQ: CTAS 2001 Page 26

The acquisition was treated as a pooling of interests for accounting purposes and the consolidated financial statements were restated at that time to include the financial position and operating results of Unitog for all periods prior to the merger. In accordance with the pooling of interests method of accounting, no adjustment has been made to the historical carrying amount of assets and liabilities of Unitog. As the Company and Unitog had different year-ends at the time of the acquisition, the consolidated statements combine the consolidated financial position of the Company at May 31, 1999, and the consolidated results of its operations and its cash flows for the fiscal year ended May 31, 1999 with the financial position of Unitog at May 31, 1999 and the recasted results of its operations for the fiscal year ended April 30, 1999 and its cash flows for the period ended May 31, 1999.

Due to the different fiscal year-ends, retained earnings includes an adjustment to record Unitog's net income for the month ended May 31, 1999, which is not included in the consolidated financial statements for any fiscal period. For this period, Unitog had revenue of $19,544, operating expenses of $17,944, including $1,424 of depreciation and amortization, and net income of $689.

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

Purchases
For all acquisitions accounted for as purchases, including insignificant acquisitions, the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. The following summarizes the aggregate purchase price for all businesses acquired which have been accounted for as purchases:

	2001	2000

Fair value of assets acquired	$32,286	$32,577
Liabilities assumed and incurred	2,379	1,969

Total cash paid for acquisitions	$29,907	$30,608

The results of operations for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information relating to acquired businesses are not presented because they are not material.

9.  DEFINED CONTRIBUTION PLANS

The Company's Partners' Plan is a non-contributory profit sharing plan and ESOP for the benefit of certain Company employees who have completed one year of service. The plan also includes a 401(k) savings feature covering substantially all employees. The amount of contributions to the profit sharing plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of the Company. Total contributions, including the Company's matching contributions, were $18,385, $15,600 and $12,100 for the years ended May 31, 2001, 2000 and 1999, respectively.

As a result of previous mergers and acquisitions, the Company also sponsors contributory thrift plans covering certain salaried and clerical employees and certain employees subject to collective bargaining agreements. Under the provisions of these thrift plans, employees are permitted to contribute a maximum of 6% of their earnings and the Company makes matching contributions of 25% to 50%. Employees may make additional unmatched contributions to these plans of up to 9% of their earnings. The Company's contributions to these thrift plans were $355, $596 and $1,191 for the years ended May 31, 2001, 2000 and 1999, respectively.

NASDAQ: CTAS 2001 Page 27

10.  EARNINGS PER SHARE

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

The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for the respective years:

	2001	2000	1999

Numerator:
Net income	$222,451	$193,387	$138,939

Denominator:
Denominator for basic earnings per share - weighted average shares (000's)	168,779	167,067	165,603
Effect of dilutive securities - employee stock options (000's)	2,850	2,920	3,738

Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions (000's)	171,629	169,987	169,341

Basic earnings per share	$1.32	$1.16	$.84

Diluted earnings per share	$1.30	$1.14	$.82

On January 18, 2000, the Board of Directors approved a three-for-two common stock split effective March 7, 2000. All share and per share information have been adjusted to retroactively reflect the effect of this stock split for all periods presented.

11.  STOCK BASED COMPENSATION

Under the stock option plan adopted by the Company in fiscal 2000, the Company may grant officers and key employees incentive stock options and/or non-qualified stock options to purchase an aggregate of 9,000,000 shares of the Company's common stock. Options are granted at the fair market value of the underlying common stock on the date of grant and generally vest and become exercisable at the rate of 20% per year commencing five years after grant, so long as the holder remains an employee of the Company.

As a result of the Unitog acquisition in March 1999, the Company retained a non-qualified stock option plan for certain of its employees. The exercise price of the options granted under this plan is the fair market value at date of grant and the options vest ratably over four years and expire ten years after the date of grant. Certain provisions of the plan required immediate vesting and a cash settlement, as opposed to the issuance of common stock, upon termination of the option holders' employment prior to March 24, 2000. The total compensation expense under this arrangement recorded during the fourth quarter of fiscal 1999 was $5,100, which has been paid.

NASDAQ: CTAS 2001 Page 28

The information presented in the following table relates primarily to stock options granted and outstanding under either the plan adopted in fiscal 2000 or under similar plans:

	Shares	Weighted Average Exercise Price

Outstanding May 31, 1998 (668,919 shares exercisable)	6,193,860	$15.49
Granted	620,175	32.90
Cancelled	(299,972)	20.15
Exercised	(592,886)	11.72

Outstanding May 31, 1999 (623,280 shares exercisable)	5,921,177	17.46
Granted	760,825	41.39
Cancelled	(249,575)	25.72
Exercised	(493,736)	10.71

Outstanding May 31, 2000 (671,391 shares exercisable)	5,938,691	20.74
Granted	691,500	42.88
Cancelled	(241,175)	30.87
Exercised	(662,823)	11.03

Outstanding May 31, 2001 (555,544 shares exercisable)	5,726,193	$24.11

The following table summarizes the information related to stock options outstanding at May 31, 2001:

		Outstanding Options		Exercisable Options
Range of Exercise Price	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$7.13 - $12.79	999,524	2.44	$9.76	397,094	$9.34
12.92 - 18.58	1,561,560	4.75	15.23	125,340	13.92
19.25 - 34.17	1,761,409	6.45	25.70	27,109	26.07
34.31 - 53.19	1,403,700	8.64	42.23	6,001	36.32

$7.13 - $53.19	5,726,193	5.82	$24.11	555,544	$11.48

At May 31, 2001, 8,304,800 shares of common stock are reserved for future issuance under the 2000 plan.

Pro forma information regarding earnings and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options granted subsequent to May 31, 1995 under the fair value method of that Statement. The weighted average fair value of stock options granted during fiscal 2001, 2000 and 1999 was $21.40, $21.29 and $14.09, respectively. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999

Risk free interest rate	5.50%	6.25%	5.50%
Dividend yield	.50%	50%	.32%
Expected volatility of the Company's common stock	34%	32%	27%
Expected life of the option in years	9	9	9

NASDAQ: CTAS 2001 Page 29

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

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

	2001	2000	1999

Net income:
As reported	$222,451	$193,387	$138,939
Pro forma for SFAS 123	$218,665	$190,386	$136,796

Earnings per share:
Pro forma basic earnings per share for SFAS 123	$1.30	$1.14	$.83
Pro forma diluted earnings per share for SFAS 123	$1.27	$1.12	$.81

The effects of providing pro forma disclosure are not representative of earnings to be reported for future years.

12.  LITIGATION AND ENVIRONMENTAL MATTERS

The Company is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such actions will not have a material adverse effect on the financial position or results of operations of the Company.

In December 1992, the Company was served with an "Imminent and Substantial Endangerment and Remediation Order" by the California Department of Toxic Substances Control (DTSC) relating to the facility leased by the Company in San Leandro, California. This order requires Cintas and three other allegedly responsible parties to respond to soil and groundwater contamination at and around the San Leandro facility. Based on the Company's prior experience in remediation at similar sites, and based on all available data, the estimated cost associated with the required remediation is approximately $750. More precise estimates will not be available until DTSC makes a final decision about remediation activities at the site. The Company has adequately provided in the financial statements for the potential costs of this remediation.

In acquiring Unitog in March 1999, the Company became a potentially responsible party, and thus faces the possibility of joint and several liability under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) in connection with alleged environmental contamination in an area near a rental facility in Tempe, Arizona. This facility, located near the South Indian Bend Wash (SIBW) Federal Superfund site, has been tested for soil and groundwater contamination. Soil testing at the Company's facility detected volatile organic compounds, and the Company promptly took steps to remediate the contamination. Groundwater testing in the area of the Company's property has detected a very low level of volatile organic compound contamination. The United States Environmental Protection Agency (EPA) in March 1999 issued a Record of Decision to the effect that groundwater contamination in the vicinity of the Company's plant does not warrant remediation at this time. Instead, the low levels of groundwater contamination near the Company's facility will be monitored and allowed to attenuate naturally. The Record of Decision requires active groundwater remediation in other parts of the SIBW site, which are believed to be unrelated to the Company. According to the Record of Decision, the EPA estimates that the 30 year net present value of costs to be incurred to remediate and monitor groundwater contamination at the SIBW site is $22,000. It is possible that the EPA will attempt to recover from the potentially responsible parties the costs it has incurred to date with respect to the SIBW site as well as the costs it expects to incur going forward.

NASDAQ: CTAS 2001 Page 30

As part of the Agreement and Plan of Merger dated January 9, 1999 between Unitog and the Company, the Company performed environmental testing at nine previously untested Unitog laundry facilities. The testing resulted in the discovery of soil and groundwater contamination at certain of these sites. As a result of all of the environmental matters noted above, the Company recorded a charge to operating expense of $5,000 during the third quarter of fiscal 1999 to reflect its current estimate of the additional costs to be incurred relative to these sites. At May 31, 2001, the Company has an undiscounted liability of $4,614 for these environmental matters.

13.  SPECIAL CHARGE

As a result of the acquisition of Unitog in March 1999, the Company developed a plan during the fourth quarter of fiscal 1999 to integrate Unitog into the Company and close duplicate facilities. The intention of the plan was to position the Company to improve service to its customers and achieve higher profitability. This plan was completed in fiscal 2000.

The plan primarily addressed: (1) exiting certain rental and manufacturing duplicate facilities resulting in asset write downs to estimated fair value, lease abandonments and costs to terminate employees and (2) selling the Unitog headquarters in Kansas City, Missouri resulting in asset write downs to their fair value upon sale and costs to terminate employees. Accordingly, the Company recognized a special charge of $28,429, or $17,626 after income taxes, and $.11 per share during 1999. Details of the special charge and related activity for fiscal years 1999 and 2000 are as follows:

	Special Charge	1999 Activity	Accrual at May 31, 1999	2000 Activity	Accrual at May 31, 2000

Severance	$15,820	$(9,772)	$6,048	$(6,048)	$—
Asset write downs	12,609	(12,609)	—	—	—

Total	$28,429	$(22,381)	$6,048	$(6,048)	$—

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

14.  SEGMENT INFORMATION

The Company classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents, along with other items, to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to its customers, as well as the sale of ancillary services including sanitation supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types – from small service and manufacturing companies to major corporations that employ thousands of people.

NASDAQ: CTAS 2001 Page 31

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

	Rentals	Other Services	Corporate	Total

May 31, 2001
Revenue	$1,610,606	$550,094	$—	$2,160,700

Gross margin	$714,067	$182,200	$—	$896,267
Selling and administrative expenses	390,992	137,362	—	528,354
Acquisition-related expenses	—	—	709	709
Interest income	—	—	(4,369)	(4,369)
Interest expense	—	—	15,119	15,119

Income before income taxes	$323,075	$44,838	$(11,459)	$356,454

Depreciation and amortization	$95,957	$16,132	$—	$112,089

Capital expenditures	$133,786	$13,658	$—	$147,444

Total assets	$1,362,298	$279,697	$110,229	$1,752,224

May 31, 2000
Revenue	$1,424,892	$477,099	$—	$1,901,991

Gross margin	$617,591	$161,961	$—	$779,552
Selling and administrative expenses	338,887	116,907	—	455,794
Acquisition-related expenses	—	—	834	834
Interest income	—	—	(4,742)	(4,742)
Interest expense	—	—	15,907	15,907

Income before income taxes	$278,704	$45,054	$(11,999)	$311,759

Depreciation and amortization	$86,270	$13,243	$—	$99,513

Capital expenditures	$129,838	$31,594	$—	$161,432

Total assets	$1,214,318	$257,202	$109,822	$1,581,342

May 31, 1999
Revenue	$1,297,248	$454,320	$—	$1,751,568

Gross margin	$552,106	$148,663	$—	$700,769
Selling and administrative expenses	314,127	105,360	—	419,487
Acquisition-related expenses	—	—	12,088	12,088
Special charge	—	—	28,429	28,429
Enviromental charge	—	—	5,000	5,000
Interest income	—	—	(4,671)	(4,671)
Interest expense	—	—	16,442	16,442

Income before income taxes	$237,979	$43,303	$(57,288)	$223,994

Depreciation and amortization	$80,550	$9,678	$—	$90,228

Capital expenditures	$150,007	$21,241	$—	$171,248

Total assets	$1,080,194	$239,506	$88,118	$1,407,818

NASDAQ: CTAS 2001 Page 32

15.  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the results of operations for each of the quarters within the years ended May 31, 2001 and 2000:

May 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenue	$521,959	$539,052	$536,723	$562,966
Gross margin	$217,265	$223,377	$219,916	$235,709
Net income	$50,849	$56,533	$54,910	$60,159
Basic earnings per share	$.30	$.34	$.32	$.36
Diluted earnings per share	$.30	$.33	$.32	$.35
Weighted average number of shares outstanding (000's)	168,366	168,660	168,890	169,206

May 31, 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenue	$457,375	$465,849	$473,929	$504,838
Gross margin	$184,289	$190,166	$194,575	$210,522
Net income	$43,165	$48,335	$49,062	$52,825
Basic earnings per share	$.26	$.29	$.29	$.32
Diluted earnings per share	$.25	$.29	$29	$.31
Weighted average number of shares outstanding (000's)	166,502	166,898	167,368	167,498

NASDAQ: CTAS 2001 Page 33

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Cintas Corporation

We have audited the accompanying consolidated balance sheets of Cintas Corporation as of  May 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Cincinnati, Ohio July 6, 2001

NASDAQ: CTAS 2001 Page 34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal 2001 Compared to Fiscal 2000

Fiscal 2001 marked the 32nd year of uninterrupted growth for Cintas. Total revenue was $2.2 billion, an increase of 14% over fiscal 2000. Revenue from the Rentals segment increased 13% and Other Services revenue increased 15%, primarily due to growth in the customer base. Despite the soft economy, internal growth in the Rentals segment averaged approximately 11% for the year.

Pre-tax income was $356 million, a 14% increase over fiscal 2000. Pre-tax income from the Rentals segment increased 16% over the prior year, while pre-tax income for the Other Services segment remained flat.

Net interest expense decreased $.4 million over the prior year due to lower interest rates and a lower level of average debt in fiscal 2001. The Company's effective tax rate was 38% for fiscal 2001 and fiscal 2000.

Net income for fiscal 2001 of $222 million and basic earnings per share of $1.32 represent a 15% and 14% increase, respectively, over fiscal 2000. Return on average equity was 20% for both fiscal 2001 and fiscal 2000.

Cash, cash equivalents and marketable securities remained relatively consistent year over year. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

Accounts receivable increased $19 million due to sales growth and acquisitions made during the year. Inventories increased $49 million due to the expansion of outside contract manufacturing capacity, the stocking of new distribution centers, an effort to reduce lead times on direct sale products and sales growth in both business segments. Net property and equipment increased by $60 million. In fiscal 2001, the Company completed construction of eight new uniform rental facilities and had another ten uniform rental facilities in various stages of construction to accommodate growth in rental operations.

Fiscal 2000 Compared to Fiscal 1999

Total revenue for fiscal 2000 was $1.9 billion, an increase of 9% over fiscal 1999. Because the merger with Unitog on March 24, 1999 was treated as a pooling of interests, the Company's historical financial results were restated as if Cintas and Unitog had always been one company. Revenue from the Rentals segment increased 10% and Other Services revenue increased 5%, primarily due to growth in the customer base. Revenue contributed by Unitog was lower when compared to the prior year, while Cintas revenue increased 13%. While the decline in the Unitog growth rate was caused by several reasons, it was significantly impacted by the divestiture of their linen business shortly before the Cintas acquisition.

Pre-tax income was $312 million, a 39% increase over 1999. Excluding one-time items related to Unitog in fiscal 1999 (refer to Notes 8, 12 and 13 for additional information), pre-tax income increased 18% in fiscal 2000 over the prior year. Pre-tax income from the Rentals and Other Services segments increased 17% and 4%, respectively, over the prior year.

One-time items for fiscal 1999 relate primarily to the merger with Unitog. These items include a one-time charge of $39 million for transaction fees and integration costs, a $5 million Unitog environmental charge and one-time income of $4 million generated by Unitog prior to the merger. The one-time charge of $39 million included $11 million for transaction fees (investment banking, legal and accounting fees and retention bonuses) and a special charge of $28 million related to integration costs (severance and asset write downs).

As a result of the integration of Unitog and Cintas, redundant operating facilities were identified based on an evaluation of operating capacity by location. These redundant facilities were merged into existing operations during fiscal 2000. In addition, Unitog corporate functions were consolidated and the Unitog corporate office building was sold in December 1999. The cost to exit all corporate and operating facilities included severance payments to affected employees and the write-off of assets. Severance costs included a pre-established severance plan for corporate executives and the cash settlement of stock options for terminated employees. These actions have improved service to customers, while enabling Cintas to reduce operating costs.

NASDAQ: CTAS 2001 Page 35

Net interest expense decreased $1 million over the prior year, despite higher interest rates, due to a lower level of average debt in fiscal 2000. The Company's effective tax rate was 38% for fiscal 2000 and fiscal 1999.

Excluding one-time items impacting fiscal 1999, net income for fiscal 2000 of $193 million and basic earnings per share of $1.16 represent an increase of 18% and 17%, respectively over fiscal 1999. Including these one-time items, net income and basic earnings per share represent a 39% and 38% increase, respectively, over fiscal 1999. Return on average equity was 20% compared to 17% for the prior year; however, excluding one-time items, return on average equity was 20% for both fiscal 2000 and the prior year.

Cash, cash equivalents and marketable securities increased by $22 million in 2000, or 25%, primarily due to strong operating results. The cash, cash equivalents and marketable securities are used to finance future acquisitions and capital expenditures. Marketable securities consisted primarily of municipal bonds and federal government securities.

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

Liquidity and Capital Resources

At May 31, 2001, the Company had $110 million in cash, cash equivalents and marketable securities. The Company's investment policy pertaining to marketable securities is conservative. Preservation of principal while earning an attractive yield are the criteria used in making investments. Working capital increased $83 million to $569 million in fiscal 2001. This increase is primarily the result of higher accounts receivable and inventory balances related to acquisitions and sales growth in both the Rentals and Other Services segments, as well as the expansion of manufacturing and distribution capabilities to accommodate this growth.

Capital expenditures for fiscal 2001 totaled $147 million, including $134 million for the Rentals segment and $13 million for Other Services. The Company continues to reinvest in land, buildings and equipment in an effort to expand capacity for future growth. The Company anticipates that capital expenditures for fiscal 2002 will approximate $160-$185 million.

The Company's percentage of debt to total capitalization was 16% at May 31, 2001, versus 21% at May 31, 2000. The Company utilizes a $200 million commercial paper program, on which it has earned credit ratings of "A-1" from Standard & Poor's and "Prime-1" from Moody's. These ratings reflect the Company's commitment to conservative financial policies, strong financial measures and a disciplined integration strategy for acquisitions. This commercial paper program replaced bank loans and reduced interest rates on outstanding debt. The program is fully supported by a long-term credit facility that matures in 2003. The Company expects to extend the facility prior to maturity. As of May 31, 2001, $140 million in commercial paper was outstanding and $60 million was available under the commercial paper or committed credit facility. The $140 million outstanding is included in the $160 million of unsecured notes detailed in Note 5.

During the year, the Company paid dividends of $37 million, or $.22 per share. On a per share basis, this dividend is an increase of 18% over that paid in fiscal 2000.

NASDAQ: CTAS 2001 Page 36

Market Risk

The Company manages interest rate risk by using a combination of variable and fixed rate debt, marketable securities and interest rate swap agreements. The Company's earnings are affected by changes in short-term interest rates due to the use of variable rate notes and revolving credit facilities amounting to approximately $154 million, with an average interest rate of 4.28%. This exposure is limited by the purchase of marketable securities and interest rate swap agreements as a hedge against variability in short-term rates. If short-term rates increase by one-half percent (or 50 basis points), the Company's interest expense would increase, and income before taxes would decrease, by approximately $.5 million. Conversely, if short-term rates decrease by one-half percent (or 50 basis points), the Company's interest expense would decrease, and income before taxes would increase, by approximately $.5 million. This estimated exposure considers the mitigating effects of marketable securities and swap agreements on the change in the cost of variable rate debt. This analysis does not consider the effects of a change in economic activity or a change in the Company's capital structure.

Inflation and Changing Prices

Management believes inflation has not had a material impact on the Company's financial condition or a negative impact on operations.

Environmental

The Company is subject to various environmental laws and regulations, as are other companies in the industry. While costs related to environmental compliance are not a material component of the cost of rentals, the Company must incur capital expenditures and associated operating costs for water treatment and waste removal on a regular basis. Environmental spending amounted to approximately $7 million in fiscal 2001 and $6 million in fiscal 2000. This spending includes labor and chemical costs for water treatment, as well as costs for waste removal. Capital expenditures to limit or monitor hazardous substances were $2.5 million in fiscal 2001 and $2.3 million in fiscal 2000. These expenditures were primarily related to the purchase of water treatment systems.

The Company is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. The Company does not believe that these actions will result in a material adverse effect on its financial position or results of operations. A detailed discussion of litigation and environmental matters is included in Note 12.

New Accounting Standards

In September 2000, the Emerging Issues Task Force (EITF) issued EITF 00-10, Accounting for Shipping and Handling Fees and Costs. Under the provisions of EITF 00-10, amounts billed to a customer to cover shipping and handling costs should be classified as revenue. Previously, the Company had been classifying these sales as a credit to cost of other services for a portion of the Other Services segment. This reclassification will increase revenue and cost of other services by approximately $10-$12 million per year, but will have no impact on the determination of net income. Effective March 1, 2001, the Company adopted this standard, which did not have a significant impact on the amounts classified as revenue or cost of other services.

In June 2001, the Financial Accounting Standards Board approved Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized, but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The pooling of interests method is no longer permitted for business combinations initiated after June 30, 2001. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Application of the nonamortization provisions of the Statements is expected to result in an increase in net income of approximately $3 million per year. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. Please reference Note 1 for more information on recent accounting pronouncements adopted by the Company.

NASDAQ: CTAS 2001 Page 37

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS	Robert R. Buck Senior Vice President & President - Uniform Rental Division	Larry A. Harmon Vice President Great Lakes Rental Group

Gerald V. Dirvin Retired Executive Vice President and Director of The Procter & Gamble Company	William C. Gale Vice President & Chief Financial Officer	J. Phillip Holloman Vice President Distribution

Richard T. Farmer Chairman of the Board of the Corporation	Karen L. Carnahan Vice President & Treasurer	Jeffry E. Jones Vice President Northwest Rental Group

Scott D. Farmer President & Chief Operating Officer of the Corporation	OPERATING AND STAFF OFFICERS	James J. Krupansky Vice President Western Rental Group

James J. Gardner Retired Vice President of the Corporation	James J. Case Vice President Southwest Rental Group	Glenn W. Larsen Vice President Logistics & Manufacturing

Robert J. Herbold Retired Executive Vice President and Chief Operating Officer of Microsoft Corporation	James V. Critchfield Vice President Northcentral Rental Group	John W. Milligan Vice President Midwest Rental Group

Roger L. Howe Retired Chairman of the Board of U.S. Precision Lens, Inc.	William L. Cronin President - National Account Sales Division	John E. Myers Vice President MidAtlantic Rental Group

Donald P. Klekamp Associated with Keating, Muething & Klekamp	Gregory J. Eling Vice President Central Rental Group	Robert A. Oswald Vice President

Robert J. Kohlhepp Chief Executive Officer of the Corporation	Larry L. Fultz Vice President Human Resources	David Pollak, Jr. Vice President First Aid & Safety Division

CORPORATE OFFICERS	Michael P. Gaburo Vice President Cleanroom Division	Rodger V. Reed Vice President Northeast Rental Group

Richard T. Farmer Chairman of the Board	Arnold Gedmintas Vice President Northern Rental Group	Bruce E. Rotte Vice President Southeast Rental Group

Robert J. Kohlhepp Chief Executive Officer	William W. Goetz Vice President Marketing & Merchandising	G. Thomas Thornley Vice President & Chief Information Officer

Scott D. Farmer President & Chief Operating Officer	J. Todd Gregory Vice President Southcentral Rental Group

NASDAQ: CTAS 2001 Page 38

SHAREHOLDER INFORMATION

EXECUTIVE OFFICES
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

AUDITORS
Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

MARKET FOR REGISTRANT'S COMMON STOCK
Cintas Corporation Common Stock is traded
on the NASDAQ National Market System.
The symbol is CTAS.

REGISTRAR AND TRANSFER AGENT
The Fifth Third Bank
Shareholder Services
Mail Drop 10AT66
38 Fountain Square Plaza
Cincinnati, Ohio 45263
(513) 579-5320
(800) 837-2755

ANNUAL MEETING
October 17, 2001
Cintas Corporation
Corporate Headquarters
6800 Cintas Boulevard
Cincinnati, Ohio
10:00 a.m.

10-K REPORT
A copy of the Form 10-K annual report filed with the Securities and Exchange Commission for the year ended May 31, 2001, is available at no charge to shareholders. Direct requests in writing for this report or other information to:

William C. Gale
Vice President & Chief Financial Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737
(513) 459-1200

FINANCIAL INFORMATION
For financial information visit us on the internet
at http://www.nasdaq.com
or http://www.cintas.com

INFORMATION INTERNET ADDRESS
Visit us at our web site at
http://www.cintas.com

SECURITY HOLDER INFORMATION
At May 31, 2001, there were approximately 2,200 shareholders of record of the Corporation's Common Stock. The Company believes that this represents approximately 31,000 beneficial owners.

The following table shows the high and low closing prices by quarter during the last two fiscal years. Closing prices have been adjusted to reflect a 3-for-2 stock split effective March 2000.

Fiscal 2001			Fiscal 2000

Quarter ended	High	Low	Quarter ended	High	Low
May 2001	$49.75	$33.75	May 2000	$47.38	$25.25
February 2001	$54.00	$35.50	February 2000	$37.08	$23.17
November 2000	$52.91	$38.50	November 1999	$41.17	$30.50
August 2000	$48.88	$36.00	August 1999	$45.33	$32.25