Form 10-K, Exhibit 13
period 2002-05-31
CINTAS CORP
filed 2002-08-26
CIK 723254

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

ELEVEN YEAR FINANCIAL SUMMARY

(In thousands except per share and percentage data)

Years Ended May 31	1992	1993	1994	1995	1996	1997	1998		1999		2000	2001	2002	10-Year Compd Growth
Revenue	$621,041	711,663	803,009	929,534	1,103,492	1,261,899	1,476,945		1,751,568		1,901,991	2,160,700	2,271,052	13.8	%(3)
Net Income	$45,744	54,956	67,141	85,413	98,956	118,557	133,654		138,939		193,387	222,451	234,251	17.7%
Pro Forma Net Income(1)	$45,151	53,374	64,459	80,752	94,151	112,763	128,704		138,939		193,387	222,451	234,251	17.9%
Basic EPS	$0.31	0.36	0.44	0.55	0.64	0.75	0.83		0.84		1.16	1.32	1.38	16.1%
Diluted EPS	$0.31	0.35	0.43	0.55	0.63	0.75	0.82		0.82		1.14	1.30	1.36	15.9%
Pro Forma Basic EPS(1)	$0.30	0.35	0.42	0.52	0.61	0.72	0.80		0.84		1.16	1.32	1.38	16.5%
Pro Forma Diluted EPS(1)	$0.30	0.35	0.41	0.51	0.60	0.71	0.79		0.82		1.14	1.30	1.36	16.3%
Dividends Per Share	$0.04	0.05	0.06	0.07	0.09	0.10	0.12		0.15		0.19	0.22	0.25	20.1%
Total Assets	$501,769	634,197	700,872	816,508	996,046	1,101,182	1,305,400		1,407,818		1,581,342	1,752,224	2,519,234	17.5%
Shareholders' Equity	$273,501	324,562	409,053	481,654	553,701	650,603	756,795		871,423		1,042,876	1,231,315	1,423,759	17.9%
Return on Average Equity	17.8%	17.8%	17.6%	18.1%	18.2%	18.7%	18.8	%(2)	20.1	%(2)	20.2%	19.6%	17.6%
Long-Term Debt	$122,372	158,311	132,929	164,332	237,550	227,799	307,633		283,581		254,378	220,940	703,250

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

CONSOLIDATED STATEMENTS OF INCOME

(In thousands except per share data)

Years Ended May 31	2002	2001	2000
Revenue:
Rentals	$1,753,368	$1,610,606	$1,424,892
Other services	517,684	550,094	477,099

	2,271,052	2,160,700	1,901,991
Costs and expenses (income):
Cost of rentals	953,352	896,539	807,301
Cost of other services	360,330	367,894	315,138
Selling and administrative expenses	580,469	529,063	456,628
Interest income	(5,636)	(4,369)	(4,742)
Interest expense	10,952	15,119	15,907

	1,899,467	1,804,246	1,590,232

Income before income taxes	371,585	356,454	311,759
Income taxes	137,334	134,003	118,372

Net income	$234,251	$222,451	$193,387

Basic earnings per share	$1.38	$1.32	$1.16

Diluted earnings per share	$1.36	$1.30	$1.14

Dividends declared and paid per share	$.25	$.22	$.19

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

(In thousands except share data)

As of May 31	2002	2001
Assets
Current assets:
Cash and cash equivalents	$40,628	$73,724
Marketable securities	44,458	36,505
Accounts receivable, principally trade, less allowance of $9,229 and $8,765, respectively	283,234	244,450
Inventories	193,821	214,349
Uniforms and other rental items in service	280,936	242,172
Prepaid expenses	10,173	8,470

Total current assets	853,250	819,670
Property and equipment, at cost, net	778,402	702,132
Goodwill	678,598	123,753
Other assets	208,984	106,669

	$2,519,234	$1,752,224

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$60,393	$42,495
Accrued compensation and related liabilities	29,004	35,140
Accrued liabilities	131,705	81,548
Income taxes:
Current	11,791	13,412
Deferred	61,372	57,703
Long-term debt due within one year	18,369	20,605

Total current liabilities	312,634	250,903
Long-term debt due after one year	703,250	220,940
Deferred income taxes	79,591	49,066
Shareholders' equity:
Preferred stock, no par value: 100,000 shares authorized, none outstanding	—	—
Common stock, no par value: 425,000,000 shares authorized, 169,930,290 and 169,370,563 shares issued and outstanding, respectively	66,508	62,409
Retained earnings	1,365,136	1,174,330
Other accumulated comprehensive loss:
Foreign currency translation	(4,863)	(5,424)
Unrealized loss on derivatives	(3,022)	—

Total shareholders' equity	1,423,759	1,231,315

	$2,519,234	$1,752,224

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock			Other Accumulated Comprehensive Income (Loss)
			Retained Earnings		Total Shareholders' Equity
	Shares	Amount
Balance at May 31, 1999	166,424	$49,974	$825,268	$(3,819)	$871,423
Net income	—	—	193,387	—	193,387
Equity adjustment for foreign currency translation	—	—	—	(493)	(493)

Comprehensive income					192,894

Dividends	—	—	(31,249)	—	(31,249)
Effects of acquisitions	1,419	825	5,044	—	5,869
Stock options exercised net of shares surrendered	439	3,399	—	—	3,399
Tax benefit resulting from exercise of employee stock options	—	540	—	—	540

Balance at May 31, 2000	168,282	54,738	992,450	(4,312)	1,042,876

Net income	—	—	222,451	—	222,451
Equity adjustment for foreign currency translation	—	—	—	(1,112)	(1,112)

Comprehensive income					221,339

Dividends	—	—	(37,173)	—	(37,173)
Effects of acquisitions	459	(11)	(3,398)	—	(3,409)
Stock options exercised net of shares surrendered	630	5,992	—	—	5,992
Tax benefit resulting from exercise of employee stock options	—	1,690	—	—	1,690

Balance at May 31, 2001	169,371	62,409	1,174,330	(5,424)	1,231,315

Cumulative effect of accounting change for SFAS 133, net of tax	—	—	—	(44)	(44)
Net income	—	—	234,251	—	234,251
Equity adjustment for foreign currency translation	—	—	—	561	561
Change in fair value of derivatives	—	—	—	(2,978)	(2,978)

Comprehensive income					231,834

Dividends	—	—	(42,454)	—	(42,454)
Effects of acquisitions	137	—	(991)	—	(991)
Stock options exercised net of shares surrendered	422	3,247	—	—	3,247
Tax benefit resulting from exercise of employee stock options	—	852	—	—	852

Balance at May 31, 2002	169,930	$66,508	$1,365,136	$(7,885)	$1,423,759

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended May 31	2002	2001	2000
Cash flows from operating activities:
Net income	$234,251	$222,451	$193,387
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	101,215	90,239	78,516
Amortization of deferred charges	18,810	21,850	20,997
Deferred income taxes	20,629	8,459	17,379
Change in current assets and liabilities, net of acquisitions of businesses:
Accounts receivable	3,162	(16,486)	(19,259)
Inventories	31,731	(48,693)	(22,976)
Uniforms and other rental items in service	(27,257)	(28,471)	(14,425)
Prepaid expenses	1,330	(1,160)	(938)
Accounts payable	3,345	(10,107)	(600)
Accrued compensation and related liabilities	(12,696)	6,666	2,270
Accrued liabilities	4,534	(4,011)	(8,889)
Income taxes payable	(1,621)	6,221	12,570

Net cash provided by operating activities	377,433	246,958	258,032
Cash flows from investing activities:
Capital expenditures	(107,284)	(147,444)	(161,432)
Proceeds from sale or redemption of marketable securities	157,419	61,609	112,908
Purchase of marketable securities	(165,372)	(40,474)	(98,233)
Acquisitions of businesses, net of cash acquired	(732,227)	(30,535)	(24,982)
Proceeds from divestiture of certain facilities	—	1,400	25,722
Other	(1,882)	(5,965)	(10,921)

Net cash used in investing activities	(849,346)	(161,409)	(156,938)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	640,245	230	140,739
Repayment of long-term debt	(160,612)	(33,634)	(177,651)
Stock options exercised	3,247	5,992	3,399
Dividends paid	(42,454)	(37,173)	(31,249)
Other	(1,609)	578	47

Net cash provided by (used in) financing activities	438,817	(64,007)	(64,715)
Net (decrease) increase in cash and cash equivalents	(33,096)	21,542	36,379
Cash and cash equivalents at beginning of year	73,724	52,182	15,803

Cash and cash equivalents at end of year	$40,628	$73,724	$52,182

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands except per share and share data)

1.    SIGNIFICANT ACCOUNTING POLICIES

        Business description. Cintas Corporation (Cintas) classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents, along with other items, to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to its customers, as well as the sale of ancillary services including sanitation supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types—from small service and manufacturing companies to major corporations that employ thousands of people.

        Principles of consolidation. The consolidated financial statements include the accounts of Cintas and its subsidiaries. Intercompany balances and transactions have been eliminated.

        Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Financial results could differ from those estimates.

        Cash and cash equivalents. Cintas considers all highly liquid investments with a maturity of three months or less, at date of purchase, to be cash equivalents.

        Inventories. Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods.

        Uniforms and other rental items in service. These items are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant garments) are amortized over their useful life of eighteen months. Other rental items including shop towels, mats, cleanroom garments, flame resistant garments, linens and hygiene dispensers are amortized over their useful lives of eight to forty-eight months.

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

        Other assets. Other assets consist primarily of service contracts and noncompete and consulting agreements obtained through the acquisition of businesses, which are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally three to twelve years.

        Accrued liabilities. Accrued liabilities consist primarily of insurance, medical and profit sharing obligations and legal and environmental contingencies. These are recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated.

        Stock options. Cintas applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been reflected in the financial statements as the exercise price of options granted to employees is equal to the fair market value of Cintas' common stock on the date of grant. Cintas has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation.

        Derivatives and hedging activities. Effective June 1, 2001, Cintas adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivatives and Hedging Activities, as amended. This standard requires the recognition of all derivatives on the balance sheet at fair value and recognition of the resulting gains or losses as adjustments to earnings or other comprehensive income. The adoption of this new standard resulted in a cumulative effect of change in accounting principle of $44 recorded in other comprehensive loss to reflect the interest rate swaps described in Note 5.

        Cintas formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. Cintas' hedging activities are transacted only with highly-rated institutions, reducing the exposure to credit risk in the event of nonperformance.

        Cintas uses derivatives for both cash flow hedging and fair value hedging purposes. For derivative instruments that hedge the exposure of variability in short-term interest rates, designated as cash flow hedges, the effective portion of the net gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For the ineffective portion of the hedge, gains or losses are charged to earnings in the current period. For derivative instrumentsthat hedge the exposure to changes in the fair value of certain fixed rate debt, designated as fair value hedges, the effective portion of the net gain or loss on the derivative instrument, as well as the offsetting gain or loss on the fixed rate debt attributable to the hedged risk, are recorded in current period earnings.

        Cintas uses interest rate swap and lock agreements as hedges against variability in short-term interest rates. These agreements effectively convert a portion of the floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. Cintas uses the Hypothetical Derivative Method for assessing the effectiveness of these swaps. The effectiveness of these swaps is reviewed at least every fiscal quarter. Cintas will also periodically use reverse interest rate swap agreements to convert a portion of fixed rate debt to a floating rate basis, thus hedging for changes in the fair value of the fixed rate debt being hedged. Cintas has determined that the interest rate swap agreement referenced in Note 5, designated as a fair value hedge, qualifies for treatment under the short-cut method of measuring effectiveness. Under the provisions of SFAS 133, this hedge is determined to be perfectly effective and there is no requirement to periodically evaluate effectiveness.

        Revenue recognition. Rental revenue is recognized when services are performed and other services revenue is recognized when products are shipped and the title and risks of ownership pass to the customer. Cintas also establishes an estimate of allowances for uncollectible accounts when revenue is recorded.

        Fair value of financial instruments. The following methods and assumptions were used by Cintas in estimating the fair value of financial instruments:

          Cash and cash equivalents.    The amounts reported approximate market value.

          Marketable securities.    The amounts reported are at cost, which approximates market value. Market values are based on quoted market prices.

          Long-term debt.    The amounts reported are at a carrying value which approximates market value. Market values are determined using similar debt instruments currently available to Cintas that are consistent with the terms, interest rates and maturities.

        Reclassification. Certain prior year amounts have been reclassified to conform with current year presentation.

        Other accounting pronouncements. In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and develops a single accounting model, based on the framework established in SFAS 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS 144 also modifies the accounting and disclosure rules for discontinued operations. Effective June 1, 2002, Cintas adopted SFAS 144 and it did not have a material effect on the financial statements.

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

        The following is a summary of marketable securities:

	2002		2001
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Obligations of state and political subdivisions	$41,447	$41,540	$32,171	$32,468
U.S. Treasury securities and obligations of U.S. government agencies	881	851	600	600
Other debt securities	2,130	2,130	3,734	3,794

	$44,458	$44,521	$36,505	$36,862

        The gross realized gains on sales of available-for-sale securities totaled $585, $64 and $54 for the years ended May 31, 2002, 2001 and 2000, and the gross realized losses totaled $95, $21 and $130, respectively. Net unrealized gains are $63 and $357 at May 31, 2002 and 2001, respectively.

        The cost and estimated fair value of debt securities at May 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$17,703	$17,798
Due after one year through three years	24,453	24,454
Due after three years	2,302	2,269

	$44,458	$44,521

3.    PROPERTY AND EQUIPMENT

	2002	2001
Land	$64,823	$54,743
Buildings and improvements	388,695	326,512
Equipment	674,969	589,945
Leasehold improvements	10,653	12,124
Construction in progress	72,523	74,609

	1,211,663	1,057,933
Less: accumulated depreciation	433,261	355,801

	$778,402	$702,132

4.    GOODWILL AND OTHER ASSETS

        As of June 1, 2001, Cintas adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the balance sheet, and no longer be amortized, but tested for impairment on a periodic basis. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle.

        Cintas completed the transitional and the annual goodwill impairment tests as required by SFAS 142. Based on the results of the impairment tests, Cintas was not required to recognize an impairment of goodwill. Cintas will continue to perform future impairment tests as required by SFAS 142.

        In accordance with SFAS 142, Cintas discontinued the amortization of goodwill effective June 1, 2001. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, follows:

	2002	2001	2000
Reported net income	$234,251	$222,451	$193,387
Add: goodwill amortization, net of tax	—	3,328	2,362

Adjusted net income	$234,251	$225,779	$195,749

Reported basic earnings per share	$1.38	$1.32	$1.16
Add: goodwill amortization, net of tax per basic share	—	.02	.01

Adjusted basic earnings per share	$1.38	$1.34	$1.17

Reported diluted earnings per share	$1.36	$1.30	$1.14
Add: goodwill amortization, net of tax per diluted share	—	.02	.01

Adjusted diluted earnings per share	$1.36	$1.32	$1.15

        Changes in the carrying amount of goodwill for the year ended May 31, 2002, by operating segment, are as follows:

	Rentals	Other Services	Total
Balance as of June 1, 2001	$110,030	$13,723	$123,753
Goodwill acquired during the period	535,415	19,430	554,845

Balance as of May 31, 2002	$645,445	$33,153	$678,598

        As required by Statement of Financial Accounting Standards No.141 (SFAS 141), Business Combinations, (see Note 8), intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified. As a result of Cintas' analysis, no reclassifications to goodwill were required as of June 1, 2001.

        Information regarding Cintas' other assets follows:

As of May 31, 2002	Carrying Amount	Accumulated Amortization	Net
Service contracts	$226,023	$67,494	$158,529
Noncompete and consulting agreements	61,742	41,792	19,950
Other	31,111	606	30,505

Total	$318,876	$109,892	$208,984

As of May 31, 2001	Carrying Amount	Accumulated Amortization	Net
Service contracts	$118,241	$61,810	$56,431
Noncompete and consulting agreements	63,519	42,334	21,185
Other	29,887	834	29,053

Total	$211,647	$104,978	$106,669

        Amortization expense was $18,810, $21,850 and $20,997 for the years ended May 31, 2002, 2001 and 2000, respectively. Estimated amortization expense, excluding any future acquisitions, for each of the next five years is $27,528, $23,925, $21,722, $20,854 and $19,579, respectively.

5.    LONG-TERM DEBT

	2002	2001
Secured and unsecured term notes due through 2003 at an average rate of 9.98%	$5,500	$7,500
Unsecured term notes due through 2026 at an average rate of 5.59%	492,697	54,348
Unsecured notes due through 2009 at an average rate of 2.44%	207,272	160,156
Industrial development revenue bonds due through 2026 at an average rate of 3.24%	11,691	14,489
Other	4,459	5,052

	721,619	241,545
Less: amounts due within one year	18,369	20,605

	$703,250	$220,940

        Debt in the amount of $21,650 is secured by assets with a carrying value of $26,297 at May 31, 2002. Cintas has letters of credit outstanding at May 31, 2002 approximating $39,603. Maturities of long-term debt during each of the next five years are $18,369, $218,853, $10,401, $7,347 and $4,056, respectively.

        Interest expense is net of capitalized interest of $594, $1,468 and $1,257 for the years ended May 31, 2002, 2001 and 2000, respectively. Interest paid, net of amount capitalized, was $11,017, $15,194 and $16,773 for the years ended May 31, 2002, 2001 and 2000, respectively.

        Cintas has a commercial paper program supported by a $300 million long-term credit facility. As of May 31, 2002, $190 million in commercial paper was outstanding.

        Cintas uses interest rate swap and lock agreements as hedges against variability in short-term interest rates. These agreements effectively convert a portion of our floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. During fiscal 2001, and again in the second quarter of fiscal 2002, Cintas entered into interest rate swap agreements that effectively converted a portion of our floating rate debt to a fixed rate basis for a period of two years. Approximately 20%, or $50 million, of outstanding floating rate debt was designated as the hedged items covered by interest rate swap agreements at May 31, 2002. Cintas has entered into two interest rate swap agreements. The first agreement totals $10 million, expires in March 2003 and allows Cintas to pay an effective interest rate of approximately 4.76%. The second agreement totals $40 million, expires in September 2003 and allows Cintas to pay an effective interest rate of approximately 4.02%.

        Cintas has also entered into a reverse interest rate swap agreement to protect the debt against changes in the fair value due to changes in the benchmark interest rate. The reverse interest rate swap agreement utilized by Cintas effectively modifies Cintas' exposure to interest risk by converting Cintas' fixed rate debt to floating rate. This agreement involves the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreementwithout an exchange of underlying principal amount. The mark-to-market values of both the fair value hedging instruments and the underlying debt obligations are equal and recorded as offsetting gains and losses in other comprehensive income. The fair value hedge is 100% effective. As a result, there is no impact to earnings due to hedge ineffectiveness.The reverse interest rate swap agreement totals $125 million, expires in June 2007 and allows Cintas to receive an effective interest rate of approximately 5.13% and pay an interest rate based on LIBOR.

6.    LEASES

        Cintas conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from one to ten years. The lease agreements provide for increases in rentals if the options are exercised based on increases in certain price level factors or prearranged increases. It is anticipated that expiring leases will be renewed or replaced. The minimum rental payments under noncancelable lease arrangements for each of the next five years and thereafter are $14,923, $12,039, $9,603, $8,201, $6,426 and $10,674, respectively. Rent expense under operating leases during the years ended May 31, 2002, 2001 and 2000 was $18,377, $17,063 and $16,949, respectively.

7.    INCOME TAXES

	2002	2001	2000
Income taxes consist of the following components:
Current:
Federal	$105,027	$111,408	$88,842
State and local	11,849	14,135	12,151

	116,876	125,543	100,993
Deferred	20,458	8,460	17,379

	$137,334	$134,003	$118,372

	2002	2001	2000
Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:
Income taxes at the U.S. federal statutory rate	$129,979	$124,760	$109,109
State and local income taxes, net of federal benefit	8,786	9,710	9,727
Other	(1,431)	(467)	(464)

	$137,334	$134,003	$118,372

        The components of deferred income taxes included on the balance sheets are as follows:

	2002	2001
Deferred tax assets:
Employee benefits	$4,411	$4,177
Allowance for bad debts	3,180	2,519
Inventory obsolescence	10,757	10,064
Insurance and contingencies	8,476	7,397
Other	10,727	4,214

	37,551	28,371
Deferred tax liabilities:
In service inventory	96,843	84,579
Property	53,362	50,078
Intangibles	21,973	(6,123)
Other	6,336	6,606

	178,514	135,140

Net deferred tax liability	$140,963	$106,769

        Income taxes paid were $120,553, $112,307 and $85,509 for the years ended May 31, 2002, 2001 and 2000, respectively.

        U.S. income taxes of $1,750, net of foreign tax credits, have not been provided for on a cumulative total of approximately $28,500 of undistributed earnings for certain non-U.S. subsidiaries as of May 31, 2002. Cintas intends to reinvest these earnings indefinitely in operations outside the United States.

8.    ACQUISITIONS

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, which eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Cintas adopted this accounting standard for business combinations initiated after June 30, 2001.

        During the years ended May 31, 2002, 2001 and 2000, Cintas completed numerous acquisitions, one of which was significant. On May 13, 2002, Cintas acquired 100% of Omni Services, Inc. (Omni) from Filuxel S.A. for a price of $660,000 (less a $3,000 adjustment for environmental issues and $929 in assumed debt). Certain Omni locations and all corporate functions will be integrated into existing Cintas operations, allowing Cintas to service the Omni customer base more cost effectively. This additional customer base will also allow for additional cross-selling opportunities among other Cintas products. Omni's operating results for the period from May 13, 2002 through May 31, 2002 have been included in Cintas' consolidated results.

        The total cash paid to acquire Omni was $656,071. Per the terms of the agreement, this price will be adjusted slightly for changes in working capital as reflected in the final closing balance sheet. Following is the preliminary purchase price allocation for the Omni acquisition:

Preliminary Purchase Price Allocation
Assets:
Current assets	$58,923
Property and equipment	62,529
Goodwill	501,534
Other assets	103,961

$726,947

Liabilities:
Current liabilities	$51,822
Deferred taxes	18,737
Long-term debt due after one year	317

$70,876

Total purchase price	$656,071

        At the time of acquisition, management approved a plan to integrate certain Omni facilities into existing Cintas operations. Included in the purchase price allocation is a restructuring charge of approximately $36 million, which includes approximately $6 million in severance-related costs for corporate and field employees and $30 million in asset write-downs and lease cancellation costs. Cintas expects to incur these costs within the first year of acquisition.

        The pro forma information presented below assumes that Omni had been acquired at the beginning of fiscal 2001 and includes the effect of intangible amortization and the impact on interest expense due to the significant change in Cintas' capital structure. This is presented for informational purposes only, and is not necessarily indicative of the financial position or financial results which may be attained in the future, including synergies that may be achieved.

	2002	2001
Net revenues	$2,575,331	$2,489,786
Net income	$237,966	$226,009
Basic earnings per share	$1.40	$1.34
Diluted earnings per share	$1.38	$1.32

        For all acquisitions accounted for as purchases, including insignificant acquisitions (33 businesses), the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. The following summarizes the aggregate purchase price for all businesses acquired, with the exception of Omni, which have been accounted for as purchases:

	2002	2001
Fair value of assets acquired	$92,627	$32,286
Liabilities assumed and incurred	8,630	2,379

Total cash paid for acquisitions	$83,997	$29,907

        The results of operations for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information relating to acquired businesses, with the exception of Omni, are not presented because they are not significant.

9.    DEFINED CONTRIBUTION PLANS

        Cintas' Partners' Plan is a non-contributory profit sharing plan and ESOP for the benefit of substantially all U.S. Cintas employees who have completed one year of service. The plan also includes a 401(k) savings feature covering substantially all employees. The amount of contributions to the profit sharing plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of Cintas. Total contributions, including Cintas' matching contributions, were $19,283, $18,385 and $15,600 for the years ended May 31, 2002, 2001 and 2000, respectively.

        Cintas also has a non-contributory deferred profit sharing plan (DPSP), which covers substantially all Canadian employees. In addition, a registered retirement savings plan (RRSP) is offered to those employees. The amount of contributions to the DPSP, as well as the matching contribution to the RRSP, are made at the discretion of Cintas. Total contributions were $786, $577 and $480 for the years ended May 31, 2002, 2001 and 2000, respectively.

        As a result of previous mergers and acquisitions, Cintas also sponsored contributory thrift plans covering certain salaried and clerical employees and certain employees subject to collective bargaining agreements. Under the provisions of these thrift plans, employees are permitted to contribute a maximum of 6% of their earnings and Cintas makes matching contributions of 25% to 50%. Employees may make additional unmatched contributions to these plans of up to 9% of their earnings. Cintas' contributions to these thrift plans were $0, $355 and $596 for the years ended May 31, 2002, 2001 and 2000, respectively.

10.  EARNINGS PER SHARE

        Earnings per share are computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The basic computations are computed based on the weighted average number of common shares outstanding during each period. The diluted computations reflect the potential dilution that could occur if stock options were exercised into common stock, under certain circumstances, that then would share in the earnings of Cintas.

        The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for the respective years:

	2002	2001	2000
Numerator:
Net income	$234,251	$222,451	$193,387

Denominator:
Denominator for basic earnings per share— weighted average shares (000's)	169,713	168,779	167,067
Effect of dilutive securities— employee stock options (000's)	2,531	2,850	2,920

Denominator for diluted earnings per share— adjusted weighted average shares and assumed conversions (000's)	172,244	171,629	169,987

Basic earnings per share	$1.38	$1.32	$1.16

Diluted earnings per share	$1.36	$1.30	$1.14

        On January 18, 2000, the Board of Directors approved a three-for-two common stock split effective March 7, 2000. All share and per share information have been adjusted to retroactively reflect the effect of this stock split for all periods presented.

11.  STOCK BASED COMPENSATION

        Under the stock option plan adopted by Cintas in fiscal 2000, Cintas may grant officers and key employees incentive stock options and/or non-qualified stock options to purchase an aggregate of 9,000,000 shares of Cintas' common stock. Options are granted at the fair market value of the underlying common stock on the date of grant and generally vest and become exercisable at the rate of 20% per year commencing five years after grant, so long as the holder remains an employee of Cintas.

        As part of the Unitog acquisition in March 1999, Cintas retained a non-qualified stock option plan for certain Unitog employees. The exercise price of the options granted under this plan is the fair market value at date of grant and the options vest ratably over four years and expire ten years after the date of grant. Certain provisions of the plan required immediate vesting and a cash settlement, as opposed to the issuance of common stock, upon termination of the option holders' employment prior to March 24, 2000.

        The information presented in the following table relates primarily to stock options granted and outstanding under either the plan adopted in fiscal 2000 or under similar plans:

	Shares	Weighted Average Exercise Price
Outstanding May 31, 1999 (623,280 shares exercisable)	5,921,177	$17.46
Granted	760,825	41.39
Cancelled	(249,575)	25.72
Exercised	(493,736)	10.71

Outstanding May 31, 2000 (671,391 shares exercisable)	5,938,691	20.74
Granted	691,500	42.88
Cancelled	(241,175)	30.87
Exercised	(662,823)	11.03

Outstanding May 31, 2001 (555,544 shares exercisable)	5,726,193	24.11
Granted	823,750	47.32
Cancelled	(171,600)	30.64
Exercised	(517,246)	11.93

Outstanding May 31, 2002 (674,595 shares exercisable)	5,861,097	$28.31

        The following table summarizes the information related to stock options outstanding at May 31, 2002:

		Outstanding Options		Exercisable Options
Range of Exercise Prices	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$8.42—$16.83	1,888,729	2.98	$13.24	573,469	$11.58
17.25— 23.54	1,258,225	5.09	22.90	63,595	18.36
24.38— 41.96	1,236,993	6.70	36.32	35,968	28.98
42.19— 53.19	1,477,150	8.72	45.46	1,563	42.24

$8.42—$53.19	5,861,097	5.67	$28.31	674,595	$13.22

        At May 31, 2002, 7,528,050 shares of common stock are reserved for future issuance under the 2000 plan.

        Pro forma information regarding earnings and earnings per share is required by SFAS 123 and has been determined as if Cintas had accounted for its stock options granted subsequent to May 31, 1995, under the fair value method of SFAS 123. The weighted average fair value of stock options granted during fiscal 2002, 2001 and 2000 was $22.65, $21.40 and $21.29, respectively. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk free interest rate	4.75%	5.50%	6.25%
Dividend yield	.50%	.50%	.50%
Expected volatility of Cintas' common stock	34%	34%	32%
Expected life of the option in years	9	9	9

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are freely transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Cintas' options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in Cintas' opinion existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

        For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. Cintas' pro forma information is as follows:

	2002	2001	2000
Net income:
As reported	$234,251	$222,451	$193,387
Pro forma for SFAS 123	$229,466	$218,665	$190,386
Earnings per share:
Pro forma basic earnings per share for SFAS 123	$1.35	$1.30	$1.14
Pro forma diluted earnings per share for SFAS 123	$1.33	$1.27	$1.12

        The effects of providing pro forma disclosure are not representative of earnings to be reported for future years.

12.  LITIGATION AND ENVIRONMENTAL MATTERS

        Cintas is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such actions will not have a material adverse effect on the financial position or results of operations of Cintas.

        In acquiring Unitog in March 1999, Cintas became a potentially responsible party, and thus faces the possibility of joint and several liability under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) in connection with alleged environmental contamination in an area near a rental facility in Tempe, Arizona. This facility, located near the South Indian Bend Wash (SIBW) Federal Superfund site, has been tested for soil and groundwater contamination. Soil testing at Cintas' facility detected volatile organic compounds, and Cintas promptly took steps to remediate the contamination. Groundwater testing in the area of Cintas' property has detected a very low level of volatile organic compound contamination. The United States Environmental Protection Agency (EPA) in March 1999 issued a Record of Decision to the effect that groundwater contamination in the vicinity of Cintas' plant does not warrant remediation at this time. Instead, the low levels of groundwater contamination near Cintas' facility will be monitored and allowed to attenuate naturally. The Record of Decision requires active groundwater remediation in other parts of the SIBW site, which are believed to be unrelated to Cintas. According to the Record of Decision, the EPA estimates that the 30 year net present value of costs to be incurred to remediate and monitor groundwater contamination at the SIBW site is $22,000. It is possible that the EPA will attempt to recover from the potentially responsible parties the costs it has incurred to date with respect to the SIBW site as well as the costs it expects to incur going forward. To date, no specific claim has been asserted against Cintas. Thus it is not possible at this time to estimate Cintas' loss exposure, if any, with respect to this matter.

        As part of the Agreement and Plan of Merger dated January 9, 1999 between Unitog and Cintas, Cintas performed environmental testing at nine previously untested Unitog laundry facilities. The testing resulted in the discovery of soil and groundwater contamination at certain of these sites. As a result of all of the environmental matters noted above, Cintas recorded a charge to operating expense of $5,000 during the third quarter of fiscal 1999 to reflect its current estimate of the additional costs to be incurred relative to these sites. At May 31, 2002, Cintas has an undiscounted liability of $3,970 for these environmental matters.

        As part of the acquisition of Omni, Cintas performed environmental testing at ten previously untested Omni laundry facilities. The testing resulted in the discovery of soil and groundwater contamination at certain of these sites. Cintas estimated that remedial action would cost approximately $9 million to clean up these sites, which Cintas has accrued as a liability as of the date of the acquisition of Omni. Under its agreement to acquire Omni, Cintas has agreed to pay for any remedial action, up to the first $5 million, and the parties agreed that remedial costs of $3 million would be treated as a purchase price adjustment and credited to Cintas.

        Cintas is party to additional litigation, none of which is expected to have a material impact on operating results. This litigation includes lawsuits challenging the legality of certain ancillary charges on invoices. The estimated liability, if any, relating to these lawsuits has not been determined, but is not expected to have a material adverse effect on results. In addition, a class action suit was filed in the State of California alleging that Cintas violated the California overtime pay laws applicable to its service sales representatives, which Cintas believed to be exempt employees. Management of Cintas has established estimated accruals to the extent that liabilities exist for such matters and believes that any liability in excess of amounts accrued will not have a material impact on the financial statements.

13.  SEGMENT INFORMATION

        Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents, along with other items, to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to its customers, as well as the sale of ancillary services including sanitation supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types—from small service and manufacturing companies to major corporations that employ thousands of people.

        Information as to the operations of Cintas' different business segments is set forth below based on the distribution of products and services offered. Cintas evaluates performance based on several factors of which the primary financial measures are business segment revenue and income before income taxes. The accounting policies of the business segments are the same as those described in the Significant Accounting Policies (Note 1).

May 31, 2002	Rentals	Other Services	Corporate	Total
Revenue	$1,753,368	$517,684	$—	$2,271,052

Gross margin	$800,016	$157,354	$—	$957,370
Selling and administrative expenses	450,276	129,132	1,061	580,469
Interest income	—	—	(5,636)	(5,636)
Interest expense	—	—	10,952	10,952

Income before income taxes	$349,740	$28,222	$(6,377)	$371,585

Depreciation and amortization	$103,586	$16,439	$—	$120,025

Capital expenditures	$98,938	$8,346	$—	$107,284

Total assets	$2,144,544	$289,604	$85,086	$2,519,234

May 31, 2001	Rentals	Other Services	Corporate	Total
Revenue	$1,610,606	$550,094	$—	$2,160,700

Gross margin	$714,067	$182,200	$—	$896,267
Selling and administrative expenses	390,992	137,362	709	529,063
Interest income	—	—	(4,369)	(4,369)
Interest expense	—	—	15,119	15,119

Income before income taxes	$323,075	$44,838	$(11,459)	$356,454

Depreciation and amortization	$95,957	$16,132	$—	$112,089

Capital expenditures	$133,786	$13,658	$—	$147,444

Total assets	$1,362,298	$279,697	$110,229	$1,752,224

May 31, 2000	Rentals	Other Services	Corporate	Total
Revenue	$1,424,892	$477,099	$—	$1,901,991

Gross margin	$617,591	$161,961	$—	$779,552
Selling and administrative expenses	338,887	116,907	834	456,628
Interest income	—	—	(4,742)	(4,742)
Interest expense	—	—	15,907	15,907

Income before income taxes	$278,704	$45,054	$(11,999)	$311,759

Depreciation and amortization	$86,270	$13,243	$—	$99,513

Capital expenditures	$129,838	$31,594	$—	$161,432

Total assets	$1,214,318	$257,202	$109,822	$1,581,342

14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following is a summary of the results of operations for each of the quarters within the years ended May 31, 2002 and 2001:

May 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$564,600	$557,148	$545,491	$603,813
Gross margin	$237,277	$235,198	$229,340	$255,555
Net income	$56,540	$57,985	$55,584	$64,142
Basic earnings per share	$.33	$.34	$.33	$.38
Diluted earnings per share	$.33	$.34	$.32	$.37
Weighted average number of shares outstanding (000's)	169,528	169,726	169,786	169,876
May 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$521,959	$539,052	$536,723	$562,966
Gross margin	$217,265	$223,377	$219,916	$235,709
Net income	$50,849	$56,533	$54,910	$60,159
Basic earnings per share	$.30	$.34	$.32	$.36
Diluted earnings per share	$.30	$.33	$.32	$.35
Weighted average number of shares outstanding (000's)	168,366	168,660	168,890	169,206

15.  SUPPLEMENTAL GUARANTOR INFORMATION

        On May 13, 2002, Cintas completed the acquisition of Omni for approximately $656,000. For the twelve months ended January 31, 2002, Omni had total revenue of approximately $300,000. The purchase price for Omni was funded with $450,000 in long-term notes, $100,000 of borrowings under a commercial paper program and approximately $106,000 in cash. The $450,000 in long-term notes consist of $225,000 with five-year maturities at an interest rate of 5 1/8% and $225,000 with ten-year maturities at an interest rate of 6%.

        Effective June 1, 2000, Cintas reorganized its legal structure and created Cintas Corporation No. 2 (Corp. 2) as its indirectly, wholly-owned principal operating subsidiary. Cintas and its wholly-owned, direct and indirect domestic subsidiaries, other than Corp. 2, will unconditionally guarantee, jointly and severally, debt of Corp. 2. As allowed by SEC rules, the following condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the guarantors. Each of the subsidiaries presented in the condensed consolidating financial statements has been fully consolidated in Cintas' financial statements. The condensed consolidating financial statements should be read in conjunction with the financial statements of Cintas and notes thereto of which this note is an integral part.

        Condensed consolidating financial statements for Cintas, Corp. 2, the subsidiary guarantors and non-guarantors are presented below:

CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended May 31, 2002	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:
Rentals	$—	$1,289,261	$382,184	$82,096	$(173)	$1,753,368
Other services	—	896,807	181,217	22,434	(582,774)	517,684
Equity in net income of affiliates	234,251	—	—	—	(234,251)	—

	234,251	2,186,068	563,401	104,530	(817,198)	2,271,052
Costs and expenses (income):
Cost of rentals	—	789,092	226,452	48,024	(110,216)	953,352
Cost of other services	—	680,366	129,561	16,919	(466,516)	360,330
Selling and administrative expenses	—	596,112	(38,864)	27,034	(3,813)	580,469
Interest income	—	(5,042)	(385)	(209)	—	(5,636)
Interest expense	—	48,616	(37,617)	(47)	—	10,952

	—	2,109,144	279,147	91,721	(580,545)	1,899,467
Income before income taxes	234,251	76,924	284,254	12,809	(236,653)	371,585
Income taxes	—	12,319	120,452	4,563	—	137,334

Net income	$234,251	$64,605	$163,802	$8,246	$(236,653)	$234,251

CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended May 31, 2001	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:
Rentals	$—	$1,188,257	$356,184	$66,308	$(143)	$1,610,606
Other services	—	961,260	172,736	8,997	(592,899)	550,094
Equity in net income of affiliates	222,451	—	—	—	(222,451)	—

	222,451	2,149,517	528,920	75,305	(815,493)	2,160,700
Costs and expenses (income):
Cost of rentals	—	751,096	217,907	40,288	(112,752)	896,539
Cost of other services	—	718,262	120,694	5,693	(476,755)	367,894
Selling and administrative expenses	—	588,237	(71,151)	20,469	(8,492)	529,063
Interest income	—	(3,619)	(2,585)	(337)	2,172	(4,369)
Interest expense	—	15,211	(505)	413	—	15,119

	—	2,069,187	264,360	66,526	(595,827)	1,804,246
Income before income taxes	222,451	80,330	264,560	8,779	(219,666)	356,454
Income taxes	—	30,760	100,532	2,711	—	134,003

Net income	$222,451	$49,570	$164,028	$6,068	$(219,666)	$222,451

CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended May 31, 2000	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:
Rentals	$—	$—	$1,366,660	$58,261	$(29)	$1,424,892
Other services	—	—	986,699	4,387	(513,987)	477,099
Equity in net income of affiliates	193,387	—	—	—	(193,387)	—

	193,387	—	2,353,359	62,648	(707,403)	1,901,991
Costs and expenses (income):
Cost of rentals	—	—	869,879	36,453	(99,031)	807,301
Cost of other services	—	—	717,390	2,047	(404,299)	315,138
Selling and administrative expenses	—	—	443,657	22,883	(9,912)	456,628
Interest income	—	—	(6,689)	(283)	2,230	(4,742)
Interest expense	—	—	15,032	876	(1)	15,907

	—	—	2,039,269	61,976	(511,013)	1,590,232
Income before income taxes	193,387	—	314,090	672	(196,390)	311,759
Income taxes	—	—	116,007	2,365	—	118,372

Net income	$193,387	$—	$198,083	$(1,693)	$(196,390)	$193,387

CONDENSED CONSOLIDATING BALANCE SHEET

Year Ended May 31, 2002	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$22,440	$5,011	$13,177	$—	$40,628
Marketable securities	—	42,472	—	1,986	—	44,458
Accounts receivable, net	—	225,364	70,720	782	(13,632)	283,234
Inventories	—	182,858	14,899	5,539	(9,475)	193,821
Uniforms and other rental items in service	—	210,409	71,251	13,101	(13,825)	280,936
Prepaid expenses	—	7,421	1,995	760	(3)	10,173

Total current assets	—	690,964	163,876	35,345	(36,935)	853,250
Property and equipment, at cost, net	—	637,882	108,258	32,262	—	778,402
Goodwill	—	104,140	566,748	7,710	—	678,598
Other assets	966,397	55,571	905,353	106,180	(1,824,517)	208,984

	$966,397	$1,488,557	$1,744,235	$181,497	$(1,861,452)	$2,519,234

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$(465,247)	$(58,727)	$531,544	$14,842	$37,981	$60,393
Accrued compensation and related liabilities	—	23,441	4,508	1,055	—	29,004
Accrued liabilities	—	137,236	476	6,820	(1,036)	143,496
Deferred income taxes	—	1,737	58,020	1,615	—	61,372
Long-term debt due within one year	—	16,315	2,126	117	(189)	18,369

Total current liabilities	(465,247)	120,002	596,674	24,449	36,756	312,634
Long-term debt due after one year	—	710,728	(23,499)	48,111	(32,090)	703,250
Deferred income taxes	—	7,251	70,239	2,101	—	79,591
Total shareholders' equity	1,431,644	650,576	1,100,821	106,836	(1,866,118)	1,423,759

	$966,397	$1,488,557	$1,744,235	$181,497	$(1,861,452)	$2,519,234

CONDENSED CONSOLIDATING BALANCE SHEET

Year Ended May 31, 2001	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$57,629	$8,792	$7,303	$—	$73,724
Marketable securities	—	35,055	—	1,450	—	36,505
Accounts receivable, net	—	157,895	89,082	10,343	(12,870)	244,450
Inventories	—	202,773	14,564	3,088	(6,076)	214,349
Uniforms and other rental items in service	—	189,026	57,800	10,168	(14,822)	242,172
Prepaid expenses	—	6,170	1,827	476	(3)	8,470

Total current assets	—	648,548	172,065	32,828	(33,771)	819,670
Property and equipment, at cost, net	—	546,578	127,148	28,406	—	702,132
Goodwill	—	71,913	51,550	290	—	123,753
Other assets	1,427,562	245,980	713,033	39,492	(2,319,398)	106,669

	$1,427,562	$1,513,019	$1,063,796	$101,016	$(2,353,169)	$1,752,224

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$190,823	$89,451	$(294,324)	$17,296	$39,249	$42,495
Accrued compensation and related liabilities	—	27,055	6,907	1,178	—	35,140
Accrued liabilities	—	129,144	(35,578)	2,694	(1,300)	94,960
Deferred income taxes	—	50,748	5,350	1,605	—	57,703
Long-term debt due within one year	—	17,328	3,450	1	(174)	20,605

Total current liabilities	190,823	313,726	(314,195)	22,774	37,775	250,903
Long-term debt due after one year	—	227,231	5,733	20,286	(32,310)	220,940
Deferred income taxes	—	41,444	6,714	908	—	49,066
Total shareholders' equity	1,236,739	930,618	1,365,544	57,048	(2,358,634)	1,231,315

	$1,427,562	$1,513,019	$1,063,796	$101,016	$(2,353,169)	$1,752,224

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended May 31, 2002	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:
Net income	$234,251	$64,605	$163,802	$8,246	$(236,653)	$234,251
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	—	66,885	29,789	4,541	—	101,215
Amortization of deferred charges	—	10,795	6,267	1,748	—	18,810
Deferred income taxes	—	(96,769)	116,195	1,203	—	20,629
Changes in current assets and liabilities, net of acquisitions of businesses:
Accounts receivable	—	(28,735)	18,906	12,229	762	3,162
Inventories	—	30,105	59	(1,832)	3,399	31,731
Uniforms and other rental items in service	—	(10,463)	(13,189)	(2,608)	(997)	(27,257)
Prepaid expenses	—	1,730	(167)	(233)	—	1,330
Accounts payable	—	(160,208)	169,662	(4,841)	(1,268)	3,345
Accrued compensation and related liabilities	—	(10,153)	(2,420)	(123)	—	(12,696)
Accrued liabilities	—	(32,381)	31,819	3,211	264	2,913

Net cash provided by (used in) operating activities	234,251	(164,589)	520,723	21,541	(234,493)	377,433
Cash flows from investing activities:
Capital expenditures	—	(89,806)	(10,175)	(7,303)	—	(107,284)
Proceeds from sale or redemption of marketable securities	—	152,128	—	5,291	—	157,419
Purchase of marketable securities	—	(159,545)	—	(5,827)	—	(165,372)
Acquisitions of businesses, net of cash acquired	(656,070)	(49,071)	(14,059)	(13,027)	—	(732,227)
Proceeds from divestiture of certain facilities	—	—	—	—	—	—
Other	213,445	42,842	(469,714)	(22,743)	234,288	(1,882)

Net cash (used in) provided by investing activities	(442,625)	(103,452)	(493,948)	(43,609)	234,288	(849,346)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	639,383	(27,112)	27,974	—	640,245
Repayment of long-term debt	—	(157,341)	(3,444)	(32)	205	(160,612)
Stock options exercised	3,247	—	—	—	—	3,247
Dividends paid	203,714	(246,168)	—	—	—	(42,454)
Other	1,413	(3,022)	—	—	—	(1,609)

Net cash provided by (used in) financing activities	208,374	232,852	(30,556)	27,942	205	438,817

Net (decrease) increase in cash and cash equivalents	—	(35,189)	(3,781)	5,874	—	(33,096)
Cash and cash equivalents at beginning of period	—	57,629	8,792	7,303	—	73,724

Cash and cash equivalents at end of period	$—	$22,440	$5,011	$13,177	$—	$40,628

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended May 31, 2001	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:
Net income	$222,451	$49,570	$164,028	$6,068	$(219,666)	$222,451
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	—	71,082	15,832	3,325	—	90,239
Amortization of deferred charges	—	12,528	3,152	6,170	—	21,850
Deferred income taxes	—	92,192	(84,362)	629	—	8,459
Changes in current assets and liabilities, net of acquisitions of businesses:
Accounts receivable	—	(156,917)	150,343	(7,246)	(2,666)	(16,486)
Inventories	—	(202,704)	156,790	(2,601)	(178)	(48,693)
Uniforms and other rental items in service	—	(189,095)	165,792	(390)	(4,778)	(28,471)
Prepaid expenses	—	(6,173)	5,055	(42)	—	(1,160)
Accounts payable	409,903	88,845	(539,607)	15,783	14,969	(10,107)
Accrued compensation and related liabilities	—	26,765	(20,503)	404	—	6,666
Accrued liabilities	—	128,231	(123,212)	(1,938)	(871)	2,210

Net cash provided by (used in) operating activities	632,354	(85,676)	(106,692)	20,162	(213,190)	246,958
Cash flows from investing activities:
Capital expenditures	—	(616,834)	475,467	(6,077)	—	(147,444)
Proceeds from sale or redemption of marketable securities	—	59,021	—	2,588	—	61,609
Purchase of marketable securities	—	(94,076)	55,285	(1,683)	—	(40,474)
Acquisitions of businesses, net of cash acquired	—	(18,709)	(11,348)	(478)	—	(30,535)
Proceeds from divestiture of certain facilities	—	1,400	—	—	—	1,400
Other	(601,751)	608,550	(236,609)	(231)	224,076	(5,965)

Net cash (used in) provided by investing activities	(601,751)	(60,648)	282,795	(5,881)	224,076	(161,409)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	257,982	(247,032)	786	(11,506)	230
Repayment of long-term debt	—	(14,029)	(6,557)	(13,668)	620	(33,634)
Stock options exercised	5,992	—	—	—	—	5,992
Dividends paid	(37,173)	(40,000)	40,000	—	—	(37,173)
Other	578	—	—	—	—	578

Net cash (used in) provided by financing activities	(30,603)	203,953	(213,589)	(12,882)	(10,886)	(64,007)

Net increase (decrease) in cash and cash equivalents	—	57,629	(37,486)	1,399	—	21,542
Cash and cash equivalents at beginning of period	—	—	46,278	5,904	—	52,182

Cash and cash equivalents at end of period	$—	$57,629	$8,792	$7,303	$—	$73,724

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended May 31, 2000	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:
Net income	$193,387	$—	$198,083	$(1,693)	$(196,390)	$193,387
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	—	—	76,302	2,214	—	78,516
Amortization of deferred charges	—	—	13,031	7,966	—	20,997
Deferred income taxes	—	—	17,831	(452)	—	17,379
Changes in current assets and liabilities, net of acquisitions of businesses:
Accounts receivable	—	—	(25,172)	5,188	725	(19,259)
Inventories	—	—	(25,436)	3	2,457	(22,976)
Uniforms and other rental items in service	—	—	(13,325)	585	(1,685)	(14,425)
Prepaid expenses	—	—	(951)	10	3	(938)
Accounts payable	(409,903)	—	404,862	4,784	(343)	(600)
Accrued compensation and related liabilities	—	—	2,113	157	—	2,270
Accrued liabilities	—	—	3,577	207	(103)	3,681

Net cash (used in) provided by operating activities	(216,516)	—	650,915	18,969	(195,336)	258,032
Cash flows from investing activities:
Capital expenditures	—	—	(153,180)	(8,252)	—	(161,432)
Proceeds from sale or redemption of marketable securities	—	—	100,558	12,350	—	112,908
Purchase of marketable securities	—	—	(88,260)	(9,973)	—	(98,233)
Acquisitions of businesses, net of cash acquired	—	—	(24,561)	(421)	—	(24,982)
Proceeds from divestiture of certain facilities	—	—	25,722	—	—	25,722
Other	244,319	—	(451,665)	684	195,741	(10,921)

Net cash provided by (used in) investing activities	244,319	—	(591,386)	(5,612)	195,741	(156,938)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	147,946	(6,428)	(779)	140,739
Repayment of long-term debt	—	—	(171,708)	(6,317)	374	(177,651)
Stock options exercised	3,399	—	—	—	—	3,399
Dividends paid	(31,249)	—	—	—	—	(31,249)
Other	47	—	—	—	—	47

Net cash used in financing activities	(27,803)	—	(23,762)	(12,745)	(405)	(64,715)

Net increase in cash and cash equivalents	—	—	35,767	612	—	36,379
Cash and cash equivalents at beginning of period	—	—	10,511	5,292	—	15,803

Cash and cash equivalents at end of period	$—	$—	$46,278	$5,904	$—	$52,182

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Cintas Corporation

        We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States.

Cincinnati, Ohio
July 5, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Fiscal 2002 Compared to Fiscal 2001

        Fiscal 2002 marked the 33rd year of uninterrupted growth for Cintas. Total revenue was $2.3 billion, an increase of 5% over fiscal 2001. Revenue from the Rentals segment increased 9%, primarily due to a combination of acquisitions and growth in the customer base. Other Services revenue decreased 6%, primarily due to a delay in customer purchases driven by slow economic conditions and a decline in the hospitality and airline industries resulting from the events of September 11. Despite slow economic growth, internal growth in the Rentals segment averaged over 4% for the year.

        Pre-tax income was $372 million, a 4% increase over fiscal 2001. Pre-tax income from the Rentals segment increased 8% over the prior year, primarily due to higher rental revenue. Pre-tax income for the Other Services segment decreased 37% from the prior year, due to lower sales volume and excess capacity costs.

        Net interest expense decreased $5.4 million from the prior year due to lower interest rates, a lower average level of debt and a higher average level of cash and marketable securities in fiscal 2002. Cintas' effective tax rate was 37% for fiscal 2002 compared to 38% for fiscal 2001, primarily due to tax planning efforts.

        Net income for fiscal 2002 of $234 million and diluted earnings per share of $1.36, both represent a 5% increase over fiscal 2001. Return on average equity was 18% in fiscal 2002 and 20% in fiscal 2001.

        Cash, cash equivalents and marketable securities decreased by $25 million in 2002, or 23%, primarily due to the acquisition of Omni. The cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

        Accounts receivable increased $39 million due to sales growth and acquisitions made during the year. Inventories decreased $21 million due to focused efforts to improve inventory turns. Net property and equipment increased by $76 million. In fiscal 2002, Cintas completed construction of seven new uniform rental facilities and had another five uniform rental facilities in various stages of construction to accommodate growth in rental operations.

Fiscal 2001 Compared to Fiscal 2000

        Total revenue for fiscal 2001 was $2.2 billion, an increase of 14% over fiscal 2000. Revenue from the Rentals segment increased 13% and Other Services revenue increased 15%, primarily due to growth in the customer base. Despite a slowing economy, internal growth in the Rentals segment averaged approximately 11% for the year.

        Pre-tax income for fiscal 2001 was $356 million, a 14% increase over fiscal 2000. Pre-tax income from the Rentals segment increased 16% over the prior year, while pre-tax income for the Other Services segment remained flat.

        Net interest expense decreased $0.4 million from the prior year due to lower interest rates and a lower level of average debt in fiscal 2001. Cintas' effective tax rate was 38% for fiscal 2001 and fiscal 2000.

        Net income for fiscal 2001 of $222 million and diluted earnings per share of $1.30 represent a 15% and 14% increase, respectively, over fiscal 2000. Return on average equity was 20% for both fiscal 2001 and fiscal 2000.

        Cash, cash equivalents and marketable securities remained relatively consistent year over year. The cash, cash equivalents and marketable securities were used to finance acquisitions and capital expenditures. Marketable securities consisted primarily of municipal bonds and federal government securities.

        Accounts receivable increased $19 million due to sales growth and acquisitions made during the year. Inventories increased $49 million due to the expansion of outside contract manufacturing capacity, the stocking of new distribution centers, an effort to reduce lead times on direct sale products and sales growth in both business segments. Net property and equipment increased by $60 million. In fiscal 2001, Cintas completed construction of eight new uniform rental facilities and had another ten uniform rental facilities in various stages of construction to accommodate growth in rental operations.

Liquidity and Capital Resources

        At May 31, 2002, Cintas had $85 million in cash, cash equivalents and marketable securities, a decrease of $25 million from May 31, 2001. This decrease is primarily due to cash paid for acquisitions of $732 million, partially offset by strong operating cash flows and proceeds from debt to finance acquisitions. Cintas' investment policy pertaining to marketable securities is conservative. Preservation of principal, while earning an attractive yield, is the criteria used in making investment decisions.

        Working capital decreased $28 million to $541 million in fiscal 2002. This decrease is primarily the result of lower direct sale inventories, a lower level of cash due to acquisitions and higher accrued liabilities due primarily to the acquisition of Omni.

        Capital expenditures for fiscal 2002 totaled $107 million, including $99 million for the Rentals segment and $8 million for Other Services. Cintas continues to reinvest in land, buildings and equipment in an effort to expand capacity for future growth. Cintas anticipates that capital expenditures for fiscal 2003 will approximate $150 million.

        On May 13, 2002, Cintas completed the acquisition of Omni for approximately $656 million. This acquisition, coupled with smaller acquisitions in both the Rentals and Other Services segments, were financed with a combination of approximately $182 million in cash, $450 million in long-term notes, and approximately $100 million in commercial paper. As a result of this additional debt, the total debt to total capitalization ratio increased to 34% at May 31, 2002, versus 16% at May 31, 2001.

        The $450 million in long-term notes consist of $225 million with five-year maturities at a rate of 5 1/8%, and $225 million with ten-year maturities at a rate of 6%. Cintas has earned credit ratings on these notes of "A" from Standard & Poor's and "A2" from Moody's. Cintas also utilizes a $300 million commercial paper program, on which it has earned credit ratings of "A-1" from Standard & Poor's and "Prime-1" from Moody's. These ratings reflect Cintas' commitment to conservative financial policies, strong financial management and a disciplined integration strategy for acquisitions. The commercial paper program is fully supported by a long-term credit facility that matures in 2005. As of May 31, 2002, $190 million in commercial paper was outstanding, which is included in the $207 million of unsecured notes detailed in Note 5.

        During the year, Cintas paid dividends of $42 million, or $.25 per share. On a per share basis, this dividend is an increase of 14% over that paid in fiscal 2001.

        Following is information regarding Cintas' long-term contractual obligations and other commitments outstanding as of May 31, 2002:

	Payments Due by Period
Long-term contractual obligations	Total	One year or less	Two to three years	Four to five years	After five years
	(In thousands)
Long-term debt(1)	$717,160	$17,828	$228,259	$10,240	$460,833
Capital lease obligations(2)	4,459	541	995	1,163	1,760
Operating leases(3)	61,866	14,923	21,642	14,627	10,674
Unconditional purchase obligations	—	—	—	—	—

Total contractual cash obligations	$783,485	$33,292	$250,896	$26,030	$473,267

(1)
Reference Note 5 for a detailed discussion of long-term debt.

(2)
Capital lease obligations are included in long-term debt detailed in Note 5.

(3)
Operating leases consist primarily of building leases and synthetic leases on the two corporate jets.

	Amount of Commitment Expiration Per Period
Other commercial commitments	Total	One year or less	Two to three years	Four to five years	After five years
	(In thousands)
Lines of credit(1)	$300,000	$150,000	$150,000	$—	$—
Standby letters of credit(2)	40,000	40,000	—	—	—
Guarantees	—	—	—	—	—
Standby repurchase obligations	—	—	—	—	—
Other commercial commitments	—	—	—	—	—

Total commercial commitments	$340,000	$190,000	$150,000	$—	$—

(1)
Back-up facility for the commercial paper program (reference Note 5 for further discussion).

(2)
Support certain outstanding debt (reference Note 5) and self-insured workers' compensation and general liability insurance programs.

Market Risk

        Cintas manages interest rate risk by using a combination of variable and fixed rate debt, marketable securities and interest rate swap agreements. Earnings are affected by changes in short-term interest rates due to the use of variable rate notes and revolving credit facilities amounting to approximately $275 million, with an average interest rate of 2.23%. This exposure is limited by the purchase of marketable securities and interest rate swap agreements as a hedge against variability in short-term rates. If short-term rates change by one-half percent (or 50 basis points), Cintas' income before taxes would change by approximately $2.0 million. This estimated exposure considers the mitigating effects of marketable securities and swap agreements on the change in the cost of variable rate debt. This analysis does not consider the effects of a change in economic activity or a change in Cintas' capital structure.

Inflation and Changing Prices

        Management believes inflation has not had a material impact on Cintas' financial condition or a negative impact on operations.

Environmental

        Cintas is subject to various environmental laws and regulations, as are other companies in the industry. While costs related to environmental compliance are not a material component of the cost of rentals, Cintas must incur capital expenditures and associated operating costs for water treatment and waste removal on a regular basis. Environmental spending amounted to approximately $8.0 million in fiscal 2002 and $7.0 million in fiscal 2001. This spending includes labor and chemical costs for water treatment, as well as costs for waste removal. Capital expenditures to limit or monitor hazardous substances were $5.0 million in fiscal 2002 and $2.5 million in fiscal 2001. These expenditures were primarily related to the purchase of water treatment systems.

        Cintas is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. Cintas does not believe that these actions will result in a material adverse effect on its financial position or results of operations. A detailed discussion of litigation and environmental matters is included in Note 12.

New Accounting Standards

        In compliance with Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, Cintas discontinued the amortization of goodwill effective June 1, 2001. Cintas completed the transitional goodwill impairment test as required by SFAS 142 using a measurement date of June 1, 2001. Based on the results of the transitional impairment test, Cintas was not required to recognize an impairment of goodwill. A periodic test of goodwill impairment was conducted in the fourth quarter of fiscal 2002, as required by SFAS 142. As a result of this test, there was no impairment of goodwill.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. The standard is effective for years beginning after December 15, 2001. This standard supercedes previous guidance related to impairment or disposal of long-lived assets. For long-lived assets to be held and used, it retains the basic recognition and measurement requirements of Statement of Financial Accounting Standards No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, but addresses certain implementation issues. For long-lived assets to be disposed of by sale, it broadens the definition of disposals that should be reported separately as discontinued operations. Cintas adopted SFAS 144 on June 1, 2002, and it is not expected to have a material effect on the financial statements.

        Please reference Note 1 for more information on recent accounting pronouncements adopted by Cintas.

Critical Accounting Policies

        The preparation of Cintas' consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that have a significant effect on the amounts reported in the financial statements and accompanying notes. These critical accounting policies should be read in conjunction with Note 1 to the financial statements. Significant changes, estimates or assumptions related to any of the following critical accounting policies could possibly have a material impact on the financial statements.

Revenue recognition

        Rental revenue is recognized when services are performed and Other Services revenue is recognized when products are shipped and the title and risks of ownership pass to the customer. Cintas also establishes an allowance for uncollectible accounts. This allowance is an estimate based on historical rates of collectibility. An uncollectible accounts provision is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rentals and Other Services segments, because of differences in customers served and the nature of each business segment.

Inventories

        Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods. Cintas applies a commonly accepted practice of using inventory turns to apply variances between actual to standard costs to the inventory balances. The judgments and estimates used to calculate inventory turns will have an impact on the valuation of inventory at the lower of cost or market. Inventory obsolescence is determined by specific identification, as well as historical information.

Uniforms and other rental items in service

        These items are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant garments) are amortized over their useful life of eighteen months. Other rental items including shop towels, mats, cleanroom garments, flame resistant garments, linens and hygiene dispensers are amortized over their useful lives of eight to forty-eight months. The amortization rates used are based on industry experience, Cintas' experience and wear tests performed by Cintas. These factors are critical to determining the amount of in service inventory that is presented in the financial statements.

Property, plant and equipment

        Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Other assets

        Other assets consist primarily of service contracts and noncompete and consulting agreements obtained through the acquisition of businesses, which are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally three to twelve years. Noncompete and consulting agreements are usually determined through negotiation with the seller of the acquired business. Certain noncompete agreements, as well as all service contracts, require that a valuation be determined using a discounted cash flow model. The assumptions and judgments used in these models involve estimates of cash flows and discount rates, among other factors. Because of the assumptions used to value these intangible assets, actual results over time could vary from original estimates.

Environmental and litigation

        Cintas is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. Cintas regularly consults with attorneys to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. While a significant change in assumptions and judgments could have a material impact on the amounts recorded for contingent liabilities, Cintas does not believe that they will result in a material adverse effect on financial statements. A detailed discussion of litigation and environmental matters is included in Note 12.

Deferred tax liability

        Deferred tax assets and liabilities are determined by the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Please reference Note 7 for the types of items that give rise to significant deferred income tax assets and liabilities. Deferred income taxes are classified as assets or liabilities based on the classification of the related asset or liability for financial reporting purposes. Deferred income taxes that are not related to an asset or liability for financial reporting are classified according to the expected reversal date. Cintas regularly reviews deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, Cintas has not established a valuation allowance against the deferred tax assets.

        Cintas is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, Cintas records reserves for probable exposures. Based on Cintas' evaluation of current tax positions, Cintas believes they have appropriately accrued for probable exposures.

Forward-Looking Statements

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. This Annual Report contains forward-looking statements that reflect Cintas' current views as to future events and financial performance with respect to its operations. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in this Annual Report. Factors that might cause such a difference include the possibility of greater than anticipated operating costs, lower sales volumes, the performance and costs of integration of acquisitions, fluctuations in costs of materials and labor, the outcome of pending environmental matters, the initiation or outcome of litigation, higher assumed sourcing or distribution costs of products and the reactions of competitors in terms of price and service. Forward-looking statements speak only as of the date made. Cintas undertakes no obligation under the Act to update any forward-looking statements to reflect the events or circumstances arising after the date on which they are made.

DIRECTORS AND OFFICERS

Board of Directors

Paul R. Carter
 President of Wal-Mart Realty Company

Gerald V. Dirvin
 Retired Executive Vice President
and Director of
The Procter & Gamble Company

Richard T. Farmer
 Chairman of the Board
of the Corporation

Scott D. Farmer
 President & Chief Operating Officer
of the Corporation

James J. Gardner
 Retired Vice President
of the Corporation

Robert J. Herbold
 Retired Executive Vice President
and Chief Operating Officer of
Microsoft Corporation

Roger L. Howe
 Retired Chairman of the Board
of U.S. Precision Lens, Inc.

Donald P. Klekamp
 Associated with
Keating, Muething & Klekamp

Robert J. Kohlhepp
 Chief Executive Officer
of the Corporation

Corporate Officers

Robert R. Buck
 Senior Vice President &
President—Uniform Rental Division

Karen L. Carnahan
 Vice President & Treasurer

Richard T. Farmer
 Chairman of the Board

Scott D. Farmer
President & Chief Operating Officer	Thomas E. Frooman
 Vice President & Secretary,
General Counsel

William C. Gale
 Vice President & Chief Financial Officer

Robert J. Kohlhepp
 Chief Executive Officer

Operating and Staff Officers

David B. Armbrester
 Vice President
Great Lakes Rental Group

James J. Case
 Vice President
Southwest Rental Group

James V. Critchfield
 Vice President
Northcentral Rental Group

William L. Cronin
 President—National Account
Sales Division

Gregory J. Eling
 Vice President
Central Rental Group

Larry L. Fultz
 Vice President
Human Resources

Michael P. Gaburo
 Vice President
Cleanroom Division

Arnold Gedmintas
 Vice President
Northern Rental Group

William W. Goetz
 Vice President
Marketing & Merchandising

J. Todd Gregory
 Vice President
Southcentral Rental Group

Larry A. Harmon
 Vice President
Western Rental Group	J. Phillip Holloman
 Vice President
Distribution

Jeffry E. Jones
 Vice President
Northwest Rental Group

James J. Krupansky
 Vice President

Glenn W. Larsen
 Vice President
Logistics & Manufacturing

John W. Milligan
 Vice President
Midwest Rental Group

John E. Myers
 Vice President
MidAtlantic Rental Group

Robert A. Oswald
 Vice President

David Pollak, Jr.
 Vice President
First Aid & Safety Division

Rodger V. Reed
 Vice President
Northeast Rental Group

Bruce E. Rotte
 Vice President
Southeast Rental Group

Michael E. Schneider
 Vice President
Research & Development

Richard B. Surdykowski, Jr.
 Vice President
MidSouth Rental Group

G. Thomas Thornley
 Vice President &
Chief Information Officer

QuickLinks

  EXHIBIT 13
ELEVEN YEAR FINANCIAL SUMMARY (In thousands except per share and percentage data)
CONSOLIDATED STATEMENTS OF INCOME (In thousands except per share data)
CONSOLIDATED BALANCE SHEETS (In thousands except share data)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (In thousands)
CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts in thousands except per share and share data)
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DIRECTORS AND OFFICERS