Form 10-K, Exhibit 13
period 2003-05-31
CINTAS CORP
filed 2003-08-29
CIK 723254

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

Eleven Year Financial Summary
(In thousands except per share and percentage data)

Years Ended May 31	1993	1994	1995	1996	1997	1998		1999		2000	2001	2002	2003	10-Year Compd Growth
Revenue	$711,663	803,009	929,534	1,103,492	1,261,899	1,476,945		1,751,568		1,901,991	2,160,700	2,271,052	2,686,585	14.2	%(3)
Net Income	$54,956	67,141	85,413	98,956	118,557	133,654		138,939		193,387	222,451	234,251	249,253	16.3%
Pro Forma Net Income(1)	$53,374	64,459	80,752	94,151	112,763	128,704		138,939		193,387	222,451	234,251	249,253	16.7%
Basic EPS	$0.36	0.44	0.55	0.64	0.75	0.83		0.84		1.16	1.32	1.38	1.46	15.0%
Diluted EPS	$0.35	0.43	0.55	0.63	0.75	0.82		0.82		1.14	1.30	1.36	1.45	15.3%
Pro Forma Basic EPS(1)	$0.35	0.42	0.52	0.61	0.72	0.80		0.84		1.16	1.32	1.38	1.46	15.4%
Pro Forma Diluted EPS(1)	$0.35	0.41	0.51	0.60	0.71	0.79		0.82		1.14	1.30	1.36	1.45	15.3%
Dividends Per Share	$0.05	0.06	0.07	0.09	0.10	0.12		0.15		0.19	0.22	0.25	0.27	18.4%
Total Assets	$634,197	700,872	816,508	996,046	1,101,182	1,305,400		1,407,818		1,581,342	1,752,224	2,519,234	2,582,946	15.1%
Shareholders' Equity	$324,562	409,053	481,654	553,701	650,603	756,795		871,423		1,042,876	1,231,315	1,423,759	1,646,332	17.6%
Return on Average Equity	17.8%	17.6%	18.1%	18.2%	18.7%	18.8	%(2)	20.1	%(2)	20.2%	19.6%	17.6%	16.2%
Long-Term Debt	$158,311	132,929	164,332	237,550	227,799	307,633		283,581		254,378	220,940	703,250	534,763

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

Consolidated Statements of Income
(In thousands except per share data)

Years Ended May 31	2003	2002	2001
Revenue:
Rentals	$2,101,785	$1,753,368	$1,610,606
Other services	584,800	517,684	550,094

	2,686,585	2,271,052	2,160,700
Costs and expenses (income):
Cost of rentals	1,173,666	953,352	896,539
Cost of other services	393,711	360,330	367,894
Selling and administrative expenses	695,437	580,469	529,063
Interest income	(2,905)	(5,636)	(4,369)
Interest expense	30,917	10,952	15,119

	2,290,826	1,899,467	1,804,246

Income before income taxes	395,759	371,585	356,454
Income taxes	146,506	137,334	134,003

Net income	$249,253	$234,251	$222,451

Basic earnings per share	$1.46	$1.38	$1.32

Diluted earnings per share	$1.45	$1.36	$1.30

Dividends declared and paid per share	$.27	$.25	$.22

See accompanying notes.

Consolidated Balance Sheets
(In thousands except share data)

As of May 31	2003	2002
Assets
Current assets:
Cash and cash equivalents	$32,239	$40,628
Marketable securities	25,420	44,458
Accounts receivable, principally trade, less allowance of $7,737 and $9,229, respectively	278,147	283,234
Inventories	228,410	193,821
Uniforms and other rental items in service	305,721	280,936
Prepaid expenses	7,607	10,173

Total current assets	877,544	853,250
Property and equipment, at cost, net	777,432	778,402
Goodwill	721,855	678,598
Service contracts	144,899	158,529
Other assets	61,216	50,455

	$2,582,946	$2,519,234

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$53,909	$60,393
Accrued compensation and related liabilities	25,252	29,004
Accrued liabilities	127,882	131,705
Income taxes:
Current	16,527	11,791
Deferred	53,018	61,372
Long-term debt due within one year	28,251	18,369

Total current liabilities	304,839	312,634
Long-term debt due after one year	534,763	703,250
Deferred income taxes	97,012	79,591
Shareholders' equity:
Preferred stock, no par value:
100,000 shares authorized, none outstanding	—	—
Common stock, no par value:
425,000,000 shares authorized, 170,599,993 and 169,930,290 shares issued and outstanding, respectively	76,124	66,508
Retained earnings	1,568,071	1,365,136
Other accumulated comprehensive income (loss):
Foreign currency translation	4,427	(4,863)
Unrealized loss on derivatives	(2,290)	(3,022)

Total shareholders' equity	1,646,332	1,423,759

	$2,582,946	$2,519,234

See accompanying notes.

Consolidated Statements of Shareholders' Equity
(In thousands)

	Common Stock			Other Accumulated Comprehensive Income (Loss)
			Retained Earnings		Total Shareholders' Equity
	Shares	Amount
Balance at May 31, 2000	168,282	$54,738	$992,450	$(4,312)	$1,042,876
Net income	—	—	222,451	—	222,451
Equity adjustment for foreign currency translation	—	—	—	(1,112)	(1,112)

Comprehensive income					221,339

Dividends	—	—	(37,173)	—	(37,173)
Effects of acquisitions	459	(11)	(3,398)	—	(3,409)
Stock options exercised net of shares surrendered	630	5,992	—	—	5,992
Tax benefit resulting from exercise of employee stock options	—	1,690	—	—	1,690

Balance at May 31, 2001	169,371	62,409	1,174,330	(5,424)	1,231,315

Cumulative effect of accounting change for SFAS 133, net of tax	—	—	—	(44)	(44)
Net income	—	—	234,251	—	234,251
Equity adjustment for foreign currency translation	—	—	—	561	561
Change in fair value of derivatives	—	—	—	(2,978)	(2,978)

Comprehensive income					231,834

Dividends	—	—	(42,454)	—	(42,454)
Effects of acquisitions	137	—	(991)	—	(991)
Stock options exercised net of shares surrendered	422	3,247	—	—	3,247
Tax benefit resulting from exercise of employee stock options	—	852	—	—	852

Balance at May 31, 2002	169,930	66,508	1,365,136	(7,885)	1,423,759

Net income	—	—	249,253	—	249,253
Equity adjustment for foreign currency translation	—	—	—	9,290	9,290
Change in fair value of derivatives	—	—	—	732	732

Comprehensive income					259,275

Dividends	—	—	(46,003)	—	(46,003)
Effects of acquisitions	—	2,800	(315)	—	2,485
Stock options exercised net of shares surrendered	670	5,699	—	—	5,699
Tax benefit resulting from exercise of employee stock options	—	1,117	—	—	1,117

Balance at May 31, 2003	170,600	$76,124	$1,568,071	$2,137	$1,646,332

See accompanying notes.

Consolidated Statements of Cash Flows
(In thousands)

Years Ended May 31	2003	2002	2001
Cash flows from operating activities:
Net income	$249,253	$234,251	$222,451
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	115,320	101,215	90,239
Amortization of deferred charges	27,741	18,810	21,850
Deferred income taxes	7,648	20,629	8,459
Change in current assets and liabilities, net of acquisitions of businesses:
Accounts receivable	4,044	3,162	(16,486)
Inventories	(35,638)	31,731	(48,693)
Uniforms and other rental items in service	(24,781)	(27,257)	(28,471)
Prepaid expenses	2,597	1,330	(1,160)
Accounts payable	(6,648)	3,345	(10,107)
Accrued compensation and related liabilities	(3,734)	(12,696)	6,666
Accrued liabilities	(9,851)	4,534	(4,011)
Income taxes payable	4,736	(1,621)	6,221

Net cash provided by operating activities	330,687	377,433	246,958
Cash flows from investing activities:
Capital expenditures	(115,019)	(107,284)	(147,444)
Proceeds from sale or redemption of marketable securities	23,790	157,419	61,609
Purchase of marketable securities	(4,752)	(165,372)	(40,474)
Acquisitions of businesses, net of cash acquired	(37,173)	(732,227)	(30,535)
Proceeds from divestiture of certain facilities	—	—	1,400
Other	(3,068)	(1,882)	(5,965)

Net cash used in investing activities	(136,222)	(849,346)	(161,409)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	640,245	230
Repayment of long-term debt	(172,891)	(160,612)	(33,634)
Stock options exercised	5,699	3,247	5,992
Dividends paid	(46,003)	(42,454)	(37,173)
Other	10,341	(1,609)	578

Net cash (used in) provided by financing activities	(202,854)	438,817	(64,007)

Net (decrease) increase in cash and cash equivalents	(8,389)	(33,096)	21,542
Cash and cash equivalents at beginning of year	40,628	73,724	52,182

Cash and cash equivalents at end of year	$32,239	$40,628	$73,724

See accompanying notes.

Notes to Consolidated Financial Statements
(Amounts in thousands except per share and share data)

1. SIGNIFICANT ACCOUNTING POLICIES

        Business description.    Cintas Corporation (Cintas) provides highly specialized services to businesses of all types throughout North America. Cintas designs, manufactures, and implements corporate identity uniform programs, provides entrance mats, restroom supplies, promotional products, and first aid and safety products for over 500,000 businesses.

        Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents, along with other items, to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to its customers, as well as the sale of ancillary services including hygiene supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types—from small service and manufacturing companies to major corporations that employ thousands of people.

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

        Marketable securities.    All marketable securities are comprised of debt securities and classified as available-for-sale. The majority of these debt securities are obligations of state and political subdivisions.

        Accounts receivable.    Accounts receivable are comprised of amounts owed through product shipments and are presented net of an allowance for uncollectible accounts. This allowance is an estimate based on historical rates of collectibility. An uncollectible accounts provision is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rentals and Other Services segments because of differences in customers served and the nature of each business segment.

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

        Property and equipment.    Depreciation is calculated using the straight-line method primarily over the following estimated useful lives, in years:

Buildings	30 to 40
Building improvements	5 to 20
Equipment	3 to 10
Leasehold improvements	2 to 5

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

        Goodwill.    As of June 1, 2001, Cintas adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the balance sheet, and no longer be amortized, but tested for impairment on a periodic basis. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle.

        Cintas completed the transitional goodwill impairment test for the year ended May 31, 2002, and the annual goodwill impairment test for the years ended May 31, 2003 and 2002, as required by SFAS 142. Based on the results of the impairment tests, Cintas was not required to recognize an impairment of goodwill. Cintas will continue to perform future impairment tests as required by SFAS 142 as of March 1 of each year.

        Service contracts and other assets.    Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through the acquisition of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally five to ten years.

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

        In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation—Transition and Disclosure. This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Cintas continues to apply Accounting Principles Board Opinion No. 25 for the method used to account for stock-based employee compensation arrangements, where applicable, but has adopted the disclosure requirements of SFAS 148.

        For purposes of pro forma disclosure, the estimated fair value of Cintas' stock options is amortized to expense over the options' vesting period. Cintas' pro forma information is as follows:

	2003	2002	2001
Net income, as reported	$249,253	$234,251	$222,451
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,786)	(4,785)	(3,786)

Pro forma net income	$245,467	$229,466	$218,665

Earnings per share:
Basic—as reported	$1.46	$1.38	$1.32

Basic—pro forma	$1.44	$1.35	$1.30

Diluted—as reported	$1.45	$1.36	$1.30

Diluted—pro forma	$1.43	$1.33	$1.27

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

        Cintas uses derivatives for both cash flow hedging and fair value hedging purposes. For derivative instruments that hedge the exposure of variability in short-term interest rates, designated as cash flow hedges, the effective portion of the net gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For the ineffective portion of the hedge, gains or losses are charged to earnings in the current period. For derivative instruments that hedge the exposure to changes in the fair value of certain fixed rate debt, designated as fair value hedges, the effective portion of the net gain or loss on the derivative instrument, as well as the offsetting gain or loss on the fixed rate debt attributable to the hedged risk, are recorded in current period earnings.

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

        Other accounting pronouncements.    In November 2002, the FASB issued Financial Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of this Interpretation were applied to guarantees issued or modified after December 31, 2002. Cintas adopted Financial Interpretation No. 45 on January 1, 2003, and it did not have a material effect on the financial statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Cintas is evaluating the effects of Financial Interpretation No. 46 and will adopt this Interpretation on July 1, 2003. The adoption of this Interpretation is not expected to have a material effect on the financial statements.

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

        The following is a summary of marketable securities:

	2003		2002
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Obligations of state and political subdivisions	$23,632	$23,984	$41,447	$41,540
U.S. Treasury securities and obligations of U.S. government agencies	283	290	881	851
Other debt securities	1,505	1,509	2,130	2,130

	$25,420	$25,783	$44,458	$44,521

        The gross realized gains on sales of available-for-sale securities totaled $105, $585 and $64 for the years ended May 31, 2003, 2002 and 2001, and the gross realized losses totaled $10, $95 and $21, respectively. Net unrealized gains are $363 and $63 at May 31, 2003 and 2002, respectively.

        The cost and estimated fair value of debt securities at May 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$15,938	$16,116
Due after one year through three years	9,197	9,378
Due after three years	285	289

	$25,420	$25,783

3. PROPERTY AND EQUIPMENT

	2003	2002
Land	$65,878	$64,823
Buildings and improvements	401,860	388,695
Equipment	718,890	674,969
Leasehold improvements	9,808	10,653
Construction in progress	61,728	72,523

	1,258,164	1,211,663
Less: accumulated depreciation	480,732	433,261

	$777,432	$778,402

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

        Cintas completed the transitional goodwill impairment test for the year ended May 31, 2002, and the annual goodwill impairment test for the years ended May 31, 2003 and 2002, as required by SFAS 142. Based on the results of the impairment tests, Cintas was not required to recognize an impairment of goodwill. Cintas will continue to perform future impairment tests as required by SFAS 142 as of March 1 of each year.

        In accordance with SFAS 142, Cintas discontinued the amortization of goodwill effective June 1, 2001. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, follows:

	2003	2002	2001
Reported net income	$249,253	$234,251	$222,451
Add: goodwill amortization, net of tax	—	—	3,328

Adjusted net income	$249,253	$234,251	$225,779

Reported basic earnings per share	$1.46	$1.38	$1.32
Add: goodwill amortization, net of tax per basic share	—	—	.02

Adjusted basic earnings per share	$1.46	$1.38	$1.34

Reported diluted earnings per share	$1.45	$1.36	$1.30
Add: goodwill amortization, net of tax per diluted share	—	—	.02

Adjusted diluted earnings per share	$1.45	$1.36	$1.32

        Changes in the carrying amount of goodwill for the years ended May 31, 2003 and 2002, by operating segment, are as follows:

	Rentals	Other Services	Total
Balance as of June 1, 2001	$110,030	$13,723	$123,753
Goodwill acquired during fiscal year 2002	535,415	19,430	554,845
Goodwill acquired during fiscal year 2003	26,510	16,747	43,257

Balance as of May 31, 2003	$671,955	$49,900	$721,855

        As required by Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations (see Note 8), intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified. As a result of Cintas' analysis, no reclassifications to goodwill were required as of June 1, 2001.

        Information regarding Cintas' service contracts and other assets follows:

As of May 31, 2003	Carrying Amount	Accumulated Amortization	Net
Service contracts	$232,826	$87,927	$144,899

Noncompete and consulting agreements	$55,456	$38,990	$16,466
Other	46,401	1,651	44,750

Total	$101,857	$40,641	$61,216

As of May 31, 2002	Carrying Amount	Accumulated Amortization	Net
Service contracts	$226,023	$67,494	$158,529

Noncompete and consulting agreements	$61,742	$41,792	$19,950
Other	31,111	606	30,505

Total	$92,853	$42,398	$50,455

        Amortization expense was $27,741, $18,810 and $21,850 for the years ended May 31, 2003, 2002 and 2001, respectively. Estimated amortization expense, excluding any future acquisitions, for each of the next five years is $25,106, $22,982, $20,357, $19,147 and $16,946, respectively.

5. LONG-TERM DEBT

	2003	2002
Secured and unsecured term notes due through 2003 at an average rate of 9.98%	$3,000	$5,500
Unsecured term notes due through 2026 at an average rate of 5.41%	496,013	492,697
Unsecured notes due through 2009 at an average rate of 2.96%	54,382	207,272
Industrial development revenue bonds due through 2026 at an average rate of 3.08%	5,701	11,691
Other	3,918	4,459

	563,014	721,619
Less: amounts due within one year	28,251	18,369

	$534,763	$703,250

        Debt in the amount of $12,619 is secured by assets with a carrying value of $21,548 at May 31, 2003. Cintas has letters of credit outstanding at May 31, 2003, approximating $33,362. Maturities of long-term debt during each of the next five years are $28,251, $50,775, $7,348, $4,056 and $242,777, respectively.

        Interest expense is net of capitalized interest of $186, $594 and $1,468 for the years ended May 31, 2003, 2002 and 2001, respectively. Interest paid, net of amount capitalized, was $20,766, $11,017 and $15,194 for the years ended May 31, 2003, 2002 and 2001, respectively.

        Cintas has a commercial paper program supported by a $300 million long-term credit facility. As of May 31, 2003, $40 million in commercial paper was outstanding and is included as part of the unsecured notes due through 2009.

        Cintas uses interest rate swap and lock agreements as hedges against variability in short-term interest rates. These agreements effectively convert a portion of floating rate debt to a fixed rate basis. During fiscal 2001, and again in the second quarter of fiscal 2002, Cintas entered into interest rate swap agreements that effectively converted a portion of our floating rate debt to a fixed rate basis for a period of two years. Approximately 85%, or $40 million, of outstanding floating rate debt was designated as the hedged items covered by interest rate swap agreements at May 31, 2003. At May 31, 2003, Cintas had one interest rate swap agreement outstanding. This agreement totals $40 million, expires in September 2003 and allows Cintas to pay an effective interest rate of approximately 4.02%.

        Cintas has also entered into a reverse interest rate swap agreement to protect the debt against changes in the fair value due to changes in the benchmark interest rate. The reverse interest rate swap agreement utilized by Cintas effectively modifies Cintas' exposure to interest risk by converting Cintas' fixed rate debt to a floating rate. This agreement involves the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of underlying principal amount. The mark-to-market values of both the fair value hedging instruments and the underlying debt obligations are equal and recorded as offsetting gains and losses in current period earnings. The fair value hedge is 100% effective. The reverse interest rate swap agreement totals $125 million, expires in June 2007 and allows Cintas to receive an effective interest rate of approximately 5.13% and pay an interest rate based on LIBOR.

6. LEASES

        Cintas conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from one to ten years. The lease agreements provide for increases in rentals if the options are exercised based on increases in certain price level factors or other prearranged factors. It is anticipated that expiring leases will be renewed or replaced. The minimum rental payments under noncancelable lease arrangements for each of the next five years and thereafter are $15,118, $12,089, $9,807, $7,301, $5,823 and $8,551, respectively. Rent expense under operating leases during the years ended May 31, 2003, 2002 and 2001 was $25,083, $18,377 and $17,063, respectively.

7. INCOME TAXES

	2003	2002	2001
Income taxes consist of the following components:
Current:
Federal	$128,198	$105,027	$111,408
State and local	13,136	11,849	14,135

	141,334	116,876	125,543
Deferred	5,172	20,458	8,460

	$146,506	$137,334	$134,003

	2003	2002	2001
Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:
Income taxes at the U.S. federal statutory rate	$138,515	$129,979	$124,760
State and local income taxes, net of federal benefit	9,160	8,786	9,710
Other	(1,169)	(1,431)	(467)

	$146,506	$137,334	$134,003

        The components of deferred income taxes included on the balance sheets are as follows:

	2003	2002
Deferred tax assets:
Employee benefits	$3,891	$4,411
Allowance for bad debts	3,159	3,180
Inventory obsolescence	11,969	10,757
Insurance and contingencies	7,841	8,476
Other	10,775	10,727

	37,635	37,551
Deferred tax liabilities:
In service inventory	90,392	96,843
Property	69,178	53,362
Intangibles	24,709	21,973
Other	3,386	6,336

	187,665	178,514

Net deferred tax liability	$150,030	$140,963

        Income taxes paid were $139,794, $120,553 and $112,307 for the years ended May 31, 2003, 2002 and 2001, respectively.

        U.S. income taxes of $415, net of foreign tax credits, have not been provided for on a cumulative total of approximately $32,600 of undistributed earnings for certain non-U.S. subsidiaries as of May 31, 2003. Cintas intends to reinvest these earnings indefinitely in operations outside the United States.

8. ACQUISITIONS

        SFAS 141 eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Cintas adopted this accounting standard for business combinations initiated after June 30, 2001.

        During the years ended May 31, 2003, 2002 and 2001, Cintas completed numerous acquisitions, one of which was significant. On May 13, 2002, Cintas acquired 100% of Omni Services, Inc. (Omni) from Filuxel S.A. for a price of $660,000 (less a $3,000 adjustment for environmental issues and $929 in assumed debt plus a working capital adjustment of $3,055). Omni's operating results for the period from May 13, 2002, through May 31, 2002, have been included in Cintas' year end May 31, 2002, consolidated results. Certain Omni locations and all corporate functions were integrated into existing Cintas operations, allowing Cintas to service the Omni customer base more effectively. The additional customer base also provides additional cross-selling opportunities of other Cintas products.

        The total cash paid to acquire Omni was $659,126. The financing of the Omni acquisition is detailed in Note 15. Following is the purchase price allocation for the Omni acquisition:

Purchase Price Allocation
Assets:
Current assets	$55,015
Property and equipment	59,336
Goodwill	510,951
Other assets	104,157

$729,459

Liabilities:
Current liabilities	$59,025
Deferred taxes	10,992
Long-term debt due after one year	316

$70,333

Total purchase price	$659,126

        At the time of acquisition, management approved a plan to integrate certain Omni facilities into existing Cintas operations. As of May 31, 2003, this integration is essentially complete.

        Goodwill of approximately $502 million was recorded at the time of acquisition. During the year ended May 31, 2003, the refinement of original estimates and additional incurred costs provided an increase in goodwill of approximately $9 million:

Goodwill related to Omni as of May 31, 2002	$501,534
Increase asset write-down and lease cancellation cost estimates	4,761
Increase accounts receivable allowance for doubtful accounts	2,283
Establish property tax accruals	1,822
Other	551

Goodwill per final purchase price allocation	$510,951

        Included in the purchase price allocation at the time of acquisition was a restructuring charge of approximately $36 million, which included approximately $6 million in severance related costs for corporate and field employees and $30 million in asset write-downs and lease cancellation costs. During the year ended May 31, 2003, severance payments of approximately $4 million were made. The remaining $2 million in the original restructuring charge was eliminated with a resulting reduction to goodwill. All severance costs relating to this restructuring have now occurred and no severance accrual remains as of May 31, 2003. During the year ended May 31, 2003, certain asset disposals were made and lease cancellation costs incurred. These asset disposals and lease cancellation costs totaled approximately $17 million. In addition, the estimate for asset write-downs and lease cancellation charges was refined resulting in an increase in the charge to goodwill of approximately $5 million. An accrual of approximately $4 million for lease cancellation costs remains at May 31, 2003.

        The pro forma information presented below assumes that Omni had been acquired at the beginning of fiscal 2001 and includes the effect of intangible amortization and the impact on interest expense due to the significant change in Cintas' capital structure. This is presented for informational purposes only, and is not necessarily indicative of the financial position or financial results which may be attained in the future, including additional synergies that may be achieved.

	2002	2001
Net revenues	$2,575,331	$2,489,786
Net income	$237,966	$226,009
Basic earnings per share	$1.40	$1.34
Diluted earnings per share	$1.38	$1.32

        For all acquisitions accounted for as purchases, including insignificant acquisitions (30 businesses for the year ended May 31, 2003, and 33 businesses for the year ended May 31, 2002), the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. The following summarizes the aggregate purchase price for all businesses acquired, with the exception of Omni:

	2003	2002
Fair value of assets acquired	$40,858	$92,627
Liabilities assumed and incurred	4,168	8,630

Total cash paid for acquisitions	$36,690	$83,997

        The results of operations for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information relating to acquired businesses, with the exception of Omni, are not presented because they are not significant.

9. DEFINED CONTRIBUTION PLANS

        Cintas' Partners' Plan is a non-contributory profit sharing plan and ESOP for the benefit of substantially all U.S. Cintas employees who have completed one year of service. The plan also includes a 401(k) savings feature covering substantially all employees. The amount of contributions to the profit sharing plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of Cintas. Total contributions, including Cintas' matching contributions, were $20,100, $19,283 and $18,385 for the years ended May 31, 2003, 2002 and 2001, respectively.

        Cintas also has a non-contributory deferred profit sharing plan (DPSP), which covers substantially all Canadian employees. In addition, a registered retirement savings plan (RRSP) is offered to those employees. The amount of contributions to the DPSP, as well as the matching contribution to the RRSP, are made at the discretion of Cintas. Total contributions were $860, $786 and $577 for the years ended May 31, 2003, 2002 and 2001, respectively.

        As a result of previous mergers and acquisitions, Cintas also sponsored contributory thrift plans covering certain salaried and clerical employees and certain employees subject to collective bargaining agreements. Under the provisions of these thrift plans, employees are permitted to contribute a maximum of 6% of their earnings and Cintas makes matching contributions of 25% to 50%. Employees may make additional unmatched contributions to these plans of up to 9% of their earnings. Cintas' contributions to these thrift plans were $0, $0 and $355 for the years ended May 31, 2003, 2002 and 2001, respectively.

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

        The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for the respective years:

	2003	2002	2001
Numerator:
Net income	$249,253	$234,251	$222,451

Denominator:
Denominator for basic earnings per share—weighted average shares (000's)	170,262	169,713	168,779
Effect of dilutive securities—employee stock options (000's)	1,775	2,531	2,850

Denominator for diluted earnings per share—adjusted weighted average shares and assumed conversions (000's)	172,037	172,244	171,629

Basic earnings per share	$1.46	$1.38	$1.32

Diluted earnings per share	$1.45	$1.36	$1.30

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

        As part of the Unitog acquisition in March 1999, Cintas retained a non-qualified stock option plan for certain Unitog employees. The exercise price of the options granted under this plan is the fair market value at the date of grant and the options vest ratably over four years and expire ten years after the date of grant. Certain provisions of the plan required immediate vesting and a cash settlement, as opposed to the issuance of common stock, upon termination of the option holders' employment prior to March 24, 2000.

        The information presented in the following table relates primarily to stock options granted and outstanding under either the plan adopted in fiscal 2000 or under similar plans:

	Shares	Weighted Average Exercise Price
Outstanding May 31, 2000 (671,391 shares exercisable)	5,938,691	$20.74
Granted	691,500	42.88
Cancelled	(241,175)	30.87
Exercised	(662,823)	11.03

Outstanding May 31, 2001 (555,544 shares exercisable)	5,726,193	24.11
Granted	823,750	47.32
Cancelled	(171,600)	30.64
Exercised	(517,246)	11.93

Outstanding May 31, 2002 (674,595 shares exercisable)	5,861,097	28.31
Granted	1,226,800	40.60
Cancelled	(426,967)	33.77
Exercised	(681,697)	13.60

Outstanding May 31, 2003 (753,916 shares exercisable)	5,979,233	$32.12

        The following table summarizes the information related to stock options outstanding at May 31, 2003:

		Outstanding Options		Exercisable Options
Range of Exercise Prices	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$8.83 - $16.83	1,285,337	2.30	$13.95	517,907	$13.01
17.25 - 33.57	1,693,371	4.92	26.04	219,996	23.07
34.04 - 41.65	1,017,050	8.90	40.66	10,350	36.33
41.76 - 53.19	1,983,475	7.39	44.57	5,663	44.07

$8.83 - $53.19	5,979,233	5.85	$32.12	753,916	$16.50

        At May 31, 2003, 6,486,850 shares of common stock are reserved for future issuance under the 2000 plan.

        Pro forma information regarding earnings and earnings per share is required by SFAS 123 and has been determined as if Cintas had accounted for its stock options granted subsequent to May 31, 1995, under the fair value method of SFAS 123. The weighted average fair value of stock options granted during fiscal 2003, 2002 and 2001 was $19.43, $22.65 and $21.40, respectively. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk free interest rate	4.00%	4.75%	5.50%
Dividend yield	.50%	.50%	.50%
Expected volatility of Cintas' common stock	34%	34%	34%
Expected life of the option in years	9	9	9

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

        Upon acquiring Unitog Company in March 1999, Cintas became a potentially responsible party, and thus faces the possibility of joint and several liability under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) in connection with alleged environmental contamination in an area near a rental facility in Tempe, Arizona. This facility, located near the South Indian Bend Wash (SIBW) Federal Superfund site, has been tested for soil and groundwater contamination. Soil testing at Cintas' facility detected volatile organic compounds, and Cintas promptly took steps to remediate the contamination. Groundwater testing in the area of Cintas' property has detected a very low level of volatile organic compound contamination. The United States Environmental Protection Agency (EPA) in March 1999 issued a Record of Decision to the effect that groundwater contamination in the vicinity of Cintas' plant does not warrant remediation at this time. Instead, the low levels of groundwater contamination near Cintas' facility will be monitored and allowed to attenuate naturally. The Record of Decision requires active groundwater remediation in other parts of the SIBW site, which are believed to be unrelated to Cintas. According to the Record of Decision, the EPA estimates that the 30 year net present value of costs to be incurred to remediate and monitor groundwater contamination at the SIBW site is $22 million. It is possible that the EPA will attempt to recover from the potentially responsible parties the costs it has incurred to date with respect to the SIBW site as well as the costs it expects to incur going forward. To date, no specific claim has been asserted against Cintas. Thus, it is not possible at this time to estimate Cintas' loss exposure, if any, with respect to this matter.

        As part of the Agreement and Plan of Merger dated January 9, 1999, between Unitog and Cintas, Cintas performed environmental testing at nine previously untested Unitog laundry facilities. The testing resulted in the discovery of soil and groundwater contamination at certain of these sites. As a result of the environmental matters noted above, Cintas recorded a charge to operating expense of $5 million during the third quarter of fiscal 1999 to reflect its current estimate of the additional costs to be incurred relative to these sites. At May 31, 2003, Cintas has an undiscounted liability of $4 million for these environmental matters.

        As part of the acquisition of Omni, Cintas performed environmental testing at ten previously untested Omni laundry facilities. The testing resulted in the discovery of soil and groundwater contamination at certain of these sites. Cintas estimated that remedial action would cost approximately $9 million to clean up these sites, which Cintas accrued as a liability as of the date of the acquisition of Omni. At May 31, 2003, the accrual remains at approximately $9 million. Under its agreement to acquire Omni, Cintas agreed to pay for any remedial action, up to the first $5 million, and the parties agreed that remedial costs of $3 million would be treated as a purchase price adjustment and credited to Cintas.

        Cintas is party to additional litigation, including a class action suit filed in Federal Court in the Northern District of California alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. Cintas believes it has properly classified its service sales representatives as exempt employees and will vigorously defend these allegations. The estimated liability, if any, relating to these lawsuits has not been determined, but is not expected to have a material adverse effect on the financial statements.

13. SEGMENT INFORMATION

        Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents, along with other items, to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to customers, as well as the sale of ancillary services including hygiene supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types—from small service and manufacturing companies to major corporations that employ thousands of people.

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

May 31, 2003	Rentals	Other Services	Corporate	Total
Revenue	$2,101,785	$584,800	$—	$2,686,585

Gross margin	$928,119	$191,089	$—	$1,119,208
Selling and administrative expenses	555,748	139,689	—	695,437
Interest income	—	—	(2,905)	(2,905)
Interest expense	—	—	30,917	30,917

Income before income taxes	$372,371	$51,400	$(28,012)	$395,759

Depreciation and amortization	$127,223	$15,838	$—	$143,061

Capital expenditures	$108,453	$6,566	$—	$115,019

Total assets	$2,210,585	$314,702	$57,659	$2,582,946

May 31, 2002	Rentals	Other Services	Corporate	Total
Revenue	$1,753,368	$517,684	$—	$2,271,052

Gross margin	$800,016	$157,354	$—	$957,370
Selling and administrative expenses	451,097	129,372	—	580,469
Interest income	—	—	(5,636)	(5,636)
Interest expense	—	—	10,952	10,952

Income before income taxes	$348,919	$27,982	$(5,316)	$371,585

Depreciation and amortization	$103,586	$16,439	$—	$120,025

Capital expenditures	$98,938	$8,346	$—	$107,284

Total assets	$2,144,544	$289,604	$85,086	$2,519,234

May 31, 2001	Rentals	Other Services	Corporate	Total
Revenue	$1,610,606	$550,094	$—	$2,160,700

Gross margin	$714,067	$182,200	$—	$896,267
Selling and administrative expenses	391,522	137,541	—	529,063
Interest income	—	—	(4,369)	(4,369)
Interest expense	—	—	15,119	15,119

Income before income taxes	$322,545	$44,659	$(10,750)	$356,454

Depreciation and amortization	$95,957	$16,132	$—	$112,089

Capital expenditures	$133,786	$13,658	$—	$147,444

Total assets	$1,362,298	$279,697	$110,229	$1,752,224

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following is a summary of the results of operations for each of the quarters within the years ended May 31, 2003 and 2002:

May 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$665,726	$680,958	$663,757	$676,144
Gross margin	$282,013	$283,823	$274,416	$278,956
Net income	$61,647	$63,340	$59,055	$65,211
Basic earnings per share	$.36	$.37	$.35	$.38
Diluted earnings per share	$.36	$.37	$.34	$.38
Weighted average number of shares outstanding (000's)	170,036	170,189	170,322	170,516

May 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$564,600	$557,148	$545,491	$603,813
Gross margin	$236,022	$234,155	$231,638	$255,555
Net income	$56,540	$57,985	$55,584	$64,142
Basic earnings per share	$.33	$.34	$.33	$.38
Diluted earnings per share	$.33	$.34	$.32	$.37
Weighted average number of shares outstanding (000's)	169,528	169,726	169,786	169,876

15. SUPPLEMENTAL GUARANTOR INFORMATION

        On May 13, 2002, Cintas completed the acquisition of Omni for $656,071. The purchase price for Omni was funded with $450,000 in long-term notes, $100,000 of borrowings under a commercial paper program and $106,071 in cash. The $450,000 in long-term notes consists of $225,000 with five-year maturities at an interest rate of 5.125% and $225,000 with ten-year maturities at an interest rate of 6%. An additional working capital payment of $3,055 was made during the second quarter of fiscal year 2003, bringing the total purchase price to $659,126.

        Effective June 1, 2000, Cintas reorganized its legal structure and created Cintas Corporation No. 2 (Corp. 2) as its indirectly, wholly-owned principal operating subsidiary. Cintas and its wholly-owned, direct and indirect domestic subsidiaries, other than Corp. 2, unconditionally guaranteed, jointly and severally, debt of Corp. 2. As allowed by SEC rules, the following condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the guarantors. Each of the subsidiaries presented in the condensed consolidating financial statements has been fully consolidated in Cintas' financial statements. The condensed consolidating financial statements should be read in conjunction with the financial statements of Cintas and notes thereto of which this note is an integral part.

        Condensed consolidating financial statements for Cintas, Corp. 2, the subsidiary guarantors and non-guarantors are presented below:

CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended May 31, 2003	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non- Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:
Rentals	$—	$1,583,589	$422,470	$95,873	$(147)	$2,101,785
Other services	—	1,183,250	199,301	31,113	(828,864)	584,800
Equity in net income of affiliates	249,253	—	—	—	(249,253)	—

	249,253	2,766,839	621,771	126,986	(1,078,264)	2,686,585
Costs and expenses (income):
Cost of rentals	—	1,017,510	236,648	61,074	(141,566)	1,173,666
Cost of other services	—	896,668	141,277	19,074	(663,308)	393,711
Selling and administrative expenses	—	691,202	(29,329)	34,958	(1,394)	695,437
Interest income	—	(2,428)	(253)	(224)	—	(2,905)
Interest expense	—	47,000	(19,308)	3,225	—	30,917

	—	2,649,952	329,035	118,107	(806,268)	2,290,826

Income before income taxes	249,253	116,887	292,736	8,879	(271,996)	395,759
Income taxes	—	11,017	131,645	3,844	—	146,506

Net income	$249,253	$105,870	$161,091	$5,035	$(271,996)	$249,253

CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended May 31, 2002	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non- Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:
Rentals	$—	$1,289,261	$382,184	$82,096	$(173)	$1,753,368
Other services	—	896,807	181,217	22,434	(582,774)	517,684
Equity in net income of affiliates	234,251	—	—	—	(234,251)	—

	234,251	2,186,068	563,401	104,530	(817,198)	2,271,052
Costs and expenses (income):
Cost of rentals	—	789,092	226,452	48,024	(110,216)	953,352
Cost of other services	—	680,366	129,561	16,919	(466,516)	360,330
Selling and administrative expenses	—	596,112	(38,864)	27,034	(3,813)	580,469
Interest income	—	(5,042)	(385)	(209)	—	(5,636)
Interest expense	—	48,616	(37,617)	(47)	—	10,952

	—	2,109,144	279,147	91,721	(580,545)	1,899,467

Income before income taxes	234,251	76,924	284,254	12,809	(236,653)	371,585
Income taxes	—	12,319	120,452	4,563	—	137,334

Net income	$234,251	$64,605	$163,802	$8,246	$(236,653)	$234,251

CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended May 31, 2001	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non- Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:
Rentals	$—	$1,188,257	$356,184	$66,308	$(143)	$1,610,606
Other services	—	961,260	172,736	8,997	(592,899)	550,094
Equity in net income of affiliates	222,451	—	—	—	(222,451)	—

	222,451	2,149,517	528,920	75,305	(815,493)	2,160,700
Costs and expenses (income):
Cost of rentals	—	751,096	217,907	40,288	(112,752)	896,539
Cost of other services	—	718,262	120,694	5,693	(476,755)	367,894
Selling and administrative expenses	—	588,237	(71,151)	20,469	(8,492)	529,063
Interest income	—	(3,619)	(2,585)	(337)	2,172	(4,369)
Interest expense	—	15,211	(505)	413	—	15,119

	—	2,069,187	264,360	66,526	(595,827)	1,804,246

Income before income taxes	222,451	80,330	264,560	8,779	(219,666)	356,454
Income taxes	—	30,760	100,532	2,711	—	134,003

Net income	$222,451	$49,570	$164,028	$6,068	$(219,666)	$222,451

CONDENSED CONSOLIDATING BALANCE SHEET

As of May 31, 2003	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non- Guarantors	Eliminations	Cintas Corporation Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$16,592	$5,166	$9,329	$1,152	$32,239
Marketable securities	—	23,934	—	1,486	—	25,420
Accounts receivable, net	—	203,438	80,537	8,107	(13,935)	278,147
Inventories	—	218,304	15,845	6,813	(12,552)	228,410
Uniforms and other rental items in service	—	251,118	71,413	16,680	(33,490)	305,721
Prepaid expenses	—	4,865	1,812	930	—	7,607

Total current assets	—	718,251	174,773	43,345	(58,825)	877,544
Property and equipment, at cost, net	—	598,558	136,896	41,978	—	777,432
Goodwill	—	113,334	594,419	14,102	—	721,855
Service contracts	—	29,175	105,178	10,546	—	144,899
Other assets	1,178,948	40,124	780,073	141,282	(2,079,211)	61,216

	$1,178,948	$1,499,442	$1,791,339	$251,253	$(2,138,036)	$2,582,946

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$(465,247)	$11,084	$467,211	$2,848	$38,013	$53,909
Accrued compensation and related liabilities	—	19,451	4,368	1,433	—	25,252
Accrued liabilities	—	178,538	(54,321)	4,657	(992)	127,882
Current income taxes	—	(33,053)	50,841	(1,232)	(29)	16,527
Deferred income taxes	—	386	50,828	1,804	—	53,018
Long-term debt due within one year	—	27,798	604	53	(204)	28,251

Total current liabilities	(465,247)	204,204	519,531	9,563	36,788	304,839
Long-term debt due after one year	—	542,572	(49,078)	72,630	(31,361)	534,763
Deferred income taxes	—	9,245	82,795	4,972	—	97,012
Total shareholders' equity	1,644,195	743,421	1,238,091	164,088	(2,143,463)	1,646,332

	$1,178,948	$1,499,442	$1,791,339	$251,253	$(2,138,036)	$2,582,946

CONDENSED CONSOLIDATING BALANCE SHEET

As of May 31, 2002	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non- Guarantors	Eliminations	Cintas Corporation Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$22,440	$5,011	$13,177	$—	$40,628
Marketable securities	—	42,472	—	1,986	—	44,458
Accounts receivable, net	—	225,364	70,720	782	(13,632)	283,234
Inventories	—	182,858	14,899	5,539	(9,475)	193,821
Uniforms and other rental items in service	—	210,409	71,251	13,101	(13,825)	280,936
Prepaid expenses	—	7,421	1,995	760	(3)	10,173

Total current assets	—	690,964	163,876	35,345	(36,935)	853,250
Property and equipment, at cost, net	—	637,882	108,258	32,262	—	778,402
Goodwill	—	104,140	566,748	7,710	—	678,598
Service contracts	—	34,588	112,488	11,453	—	158,529
Other assets	966,397	20,983	792,865	94,727	(1,824,517)	50,455

	$966,397	$1,488,557	$1,744,235	$181,497	$(1,861,452)	$2,519,234

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$(465,247)	$(58,727)	$531,544	$14,842	$37,981	$60,393
Accrued compensation and related liabilities	—	23,441	4,508	1,055	—	29,004
Accrued liabilities	—	172,125	(43,608)	4,195	(1,007)	131,705
Current income taxes	—	(34,889)	44,084	2,625	(29)	11,791
Deferred income taxes	—	1,737	58,020	1,615	—	61,372
Long-term debt due within one year	—	16,315	2,126	117	(189)	18,369

Total current liabilities	(465,247)	120,002	596,674	24,449	36,756	312,634
Long-term debt due after one year	—	710,728	(23,499)	48,111	(32,090)	703,250
Deferred income taxes	—	7,251	70,239	2,101	—	79,591
Total shareholders' equity	1,431,644	650,576	1,100,821	106,836	(1,866,118)	1,423,759

	$966,397	$1,488,557	$1,744,235	$181,497	$(1,861,452)	$2,519,234

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended May 31, 2003	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non- Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:
Net income	$249,253	$105,870	$161,091	$5,035	$(271,996)	$249,253
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	—	88,110	22,027	5,183	—	115,320
Amortization of deferred charges	—	10,436	15,322	1,983	—	27,741
Deferred income taxes	—	(1,492)	6,080	3,060	—	7,648
Changes in current assets and liabilities, net of acquisitions of businesses:
Accounts receivable	—	22,307	(11,121)	(7,445)	303	4,044
Inventories	—	(35,428)	(1,430)	(1,857)	3,077	(35,638)
Uniforms and other rental items in service	—	(40,709)	(158)	(3,579)	19,665	(24,781)
Prepaid expenses	—	2,556	201	(157)	(3)	2,597
Accounts payable	—	69,811	(64,816)	(11,675)	32	(6,648)
Accrued compensation and related liabilities	—	(3,990)	(140)	396	—	(3,734)
Accrued liabilities	—	6,840	(17,061)	355	15	(9,851)
Income taxes payable	—	1,836	6,757	(3,857)	—	4,736

Net cash provided by (used in) operating activities	249,253	226,147	116,752	(12,558)	(248,907)	330,687
Cash flows from investing activities:
Capital expenditures	—	(48,196)	(51,621)	(15,202)	—	(115,019)
Proceeds from sale or redemption of marketable securities	—	19,241	(222)	4,771	—	23,790
Purchase of marketable securities	—	(702)	221	(4,271)	—	(4,752)
Acquisitions of businesses, net of cash acquired	—	(8,829)	(22,255)	(6,089)	—	(37,173)
Other	(210,066)	(23,280)	(15,133)	(3,934)	249,345	(3,068)

Net cash (used in) provided by investing activities	(210,066)	(61,766)	(89,010)	(24,725)	249,345	(136,222)
Cash flows from financing activities:
Repayment of long-term debt	—	(170,961)	(27,587)	24,943	714	(172,891)
Stock options exercised	5,699	—	—	—	—	5,699
Dividends paid	(46,003)	—	—	—	—	(46,003)
Other	1,117	732	—	8,492	—	10,341

Net cash (used in) provided by financing activities	(39,187)	(170,229)	(27,587)	33,435	714	(202,854)

Net (decrease) increase in cash and cash equivalents	—	(5,848)	155	(3,848)	1,152	(8,389)
Cash and cash equivalents at beginning of period	—	22,440	5,011	13,177	—	40,628

Cash and cash equivalents at end of period	$—	$16,592	$5,166	$9,329	$1,152	$32,239

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended May 31, 2002	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non- Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:
Net income	$234,251	$64,605	$163,802	$8,246	$(236,653)	$234,251
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	—	66,885	29,789	4,541	—	101,215
Amortization of deferred charges	—	10,795	6,267	1,748	—	18,810
Deferred income taxes	—	(96,769)	116,195	1,203	—	20,629
Changes in current assets and liabilities, net of acquisitions of businesses:
Accounts receivable	—	(28,735)	18,906	12,229	762	3,162
Inventories	—	30,105	59	(1,832)	3,399	31,731
Uniforms and other rental items in service	—	(10,463)	(13,189)	(2,608)	(997)	(27,257)
Prepaid expenses	—	1,730	(167)	(233)	—	1,330
Accounts payable	—	(160,208)	169,662	(4,841)	(1,268)	3,345
Accrued compensation and related liabilities	—	(10,153)	(2,420)	(123)	—	(12,696)
Accrued liabilities	—	(31,892)	34,950	1,212	264	4,534
Income taxes payable	—	(489)	(3,131)	1,999	—	(1,621)

Net cash provided by (used in) operating activities	234,251	(164,589)	520,723	21,541	(234,493)	377,433
Cash flows from investing activities:
Capital expenditures	—	(89,806)	(10,175)	(7,303)	—	(107,284)
Proceeds from sale or redemption of marketable securities	—	152,128	—	5,291	—	157,419
Purchase of marketable securities	—	(159,545)	—	(5,827)	—	(165,372)
Acquisitions of businesses, net of cash acquired	(656,070)	(49,071)	(14,059)	(13,027)	—	(732,227)
Other	214,006	42,842	(469,714)	(23,304)	234,288	(1,882)

Net cash (used in) provided by investing activities	(442,064)	(103,452)	(493,948)	(44,170)	234,288	(849,346)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	639,383	(27,112)	27,974	—	640,245
Repayment of long-term debt	—	(157,341)	(3,444)	(32)	205	(160,612)
Stock options exercised	3,247	—	—	—	—	3,247
Dividends paid	203,714	(246,168)	—	—	—	(42,454)
Other	852	(3,022)	—	561	—	(1,609)

Net cash provided by (used in) financing activities	207,813	232,852	(30,556)	28,503	205	438,817

Net (decrease) increase in cash and cash equivalents	—	(35,189)	(3,781)	5,874	—	(33,096)
Cash and cash equivalents at beginning of period	—	57,629	8,792	7,303	—	73,724

Cash and cash equivalents at end of period	$—	$22,440	$5,011	$13,177	$—	$40,628

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended May 31, 2001	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non- Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:
Net income	$222,451	$49,570	$164,028	$6,068	$(219,666)	$222,451
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	—	71,082	15,832	3,325	—	90,239
Amortization of deferred charges	—	12,528	3,152	6,170	—	21,850
Deferred income taxes	—	92,192	(84,362)	629	—	8,459
Changes in current assets and liabilities, net of acquisitions of businesses:
Accounts receivable	—	(156,917)	150,343	(7,246)	(2,666)	(16,486)
Inventories	—	(202,704)	156,790	(2,601)	(178)	(48,693)
Uniforms and other rental items in service	—	(189,095)	165,792	(390)	(4,778)	(28,471)
Prepaid expenses	—	(6,173)	5,055	(42)	—	(1,160)
Accounts payable	409,903	88,845	(539,607)	15,783	14,969	(10,107)
Accrued compensation and related liabilities	—	26,765	(20,503)	404	—	6,666
Accrued liabilities	—	162,631	(163,957)	(1,814)	(871)	(4,011)
Income taxes payable	—	(34,400)	40,745	(124)	—	6,221

Net cash provided by (used in) operating activities	632,354	(85,676)	(106,692)	20,162	(213,190)	246,958
Cash flows from investing activities:
Capital expenditures	—	(616,834)	475,467	(6,077)	—	(147,444)
Proceeds from sale or redemption of marketable securities	—	59,021	—	2,588	—	61,609
Purchase of marketable securities	—	(94,076)	55,285	(1,683)	—	(40,474)
Acquisitions of businesses, net of cash acquired	—	(18,709)	(11,348)	(478)	—	(30,535)
Proceeds from divestiture of certain facilities	—	1,400	—	—	—	1,400
Other	(602,863)	608,550	(236,609)	881	224,076	(5,965)

Net cash (used in) provided by investing activities	(602,863)	(60,648)	282,795	(4,769)	224,076	(161,409)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	257,982	(247,032)	786	(11,506)	230
Repayment of long-term debt	—	(14,029)	(6,557)	(13,668)	620	(33,634)
Stock options exercised	5,992	—	—	—	—	5,992
Dividends paid	(37,173)	(40,000)	40,000	—	—	(37,173)
Other	1,690	—	—	(1,112)	—	578

Net cash (used in) provided by financing activities	(29,491)	203,953	(213,589)	(13,994)	(10,886)	(64,007)

Net increase (decrease) in cash and cash equivalents	—	57,629	(37,486)	1,399	—	21,542
Cash and cash equivalents at beginning of period	—	—	46,278	5,904	—	52,182

Cash and cash equivalents at end of period	$—	$57,629	$8,792	$7,303	$—	$73,724

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Cintas Corporation

        We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2003, in conformity with accounting principles generally accepted in the United States.

Cincinnati, Ohio July 11, 2003

Management's Discussion and Analysis of Financial Condition
and Results of Operations

Business Strategy

        We are North America's leading provider of corporate identity uniforms through rental and sales programs, as well as related business services, including entrance mats, hygiene products, cleanroom services and first aid and safety supplies. Our services are designed to enhance our customers' images and to provide additional safety and protection in the workplace.

        Our business strategy, as incorporated in our Vision Statement, is to constantly increase our market share of the uniform rental and sales business in North America, to penetrate our customer base with all of the products and services we offer and to identify additional product and service opportunities. Our goal is to ultimately provide a product or service to every business in North America.

        To pursue this strategy, we focus on the development of a highly talented and diverse team of partners—a team that is properly trained and motivated to service our customers. We support our partners' efforts by providing superior products with distinct competitive advantages and we embrace technological advances. Continuous cost containment and product innovation are hallmarks of our organization.

        We will continue to leverage our size and core competencies to become a more valued business service provider to our current and future customers. We will also continue to supplement our internal growth with strategic acquisitions and to cultivate new businesses.

Results of Operations

        The following table sets forth certain consolidated statements of income data as a percentage of total revenue for the periods indicated:

	2003	2002	2001
Revenue:
Rentals	78.2%	77.2%	74.5%
Other services	21.8%	22.8%	25.5%

Total revenue	100.0%	100.0%	100.0%
Cost of sales
Rentals	55.8%	54.4%	55.7%
Other services	67.3%	69.6%	66.9%

Total cost of sales	58.3%	57.8%	58.5%
Gross margin:
Rentals	44.2%	45.6%	44.3%
Other services	32.7%	30.4%	33.1%

Total gross margin	41.7%	42.2%	41.5%
Selling and administrative expenses	25.9%	25.6%	24.5%
Interest income	(0.1%)	(0.3%)	(0.2%)
Interest expense	1.2%	0.5%	0.7%

Income before income taxes	14.7%	16.4%	16.5%

Fiscal 2003 Compared to Fiscal 2002

        Fiscal 2003 marked the 34th year of uninterrupted growth for Cintas. Total revenue was $2.7 billion, an increase of 18% over fiscal 2002. This growth was achieved despite the difficult economic environment that existed throughout the year. The continued weakness in employment numbers directly affects our business, mainly through reduced uniform wearers, and has caused our internal growth rate to be lower than our stated objective. We have continued to grow organically in this environment, mainly through the continued sale of new uniform rental programs.

        Rentals operating segment revenues consist predominantly of revenues derived from the rental of corporate identity uniforms, mats, shop towels and other items through our Uniform Rental Division. Revenue from the Rentals segment increased 20%, primarily due to the acquisition of Omni Services in the fourth quarter of fiscal 2002 and growth in the customer base. Despite slow economic growth, internal growth in the Rentals segment, adjusted for one less workday during fiscal 2003, averaged over 4% for the year. New business remained healthy as we experienced continued success in selling uniform rental programs to new customers. We continue to expand our rental market, with over half of our new business being comprised of customers who were first time users of uniform rental programs. Rentals revenue growth was mitigated by increased lost business and reductions in existing business, attributable to the current sluggish economy in the United States and the resulting reduction in the work force.

        Other Services operating segment revenues are derived from the design, manufacture and direct sale of uniforms to our customers, as well as the sale of ancillary services including hygiene supplies, first aid products and services and cleanroom supplies. Other Services revenue increased 13%, primarily due to acquisitions made in late fiscal 2002 and increased customer sales. Despite slow economic growth, internal growth in the Other Services segment, adjusted for one less workday during fiscal 2003, averaged 2% for the year. Revenues from the sale of ancillary services increased 11% for the year due to increased selling efforts. This growth was partially offset by a 3% decrease in revenues from the direct sale of uniforms to our customers. This decrease was primarily a result of continued weakness in the hospitality sector and delayed purchases by large national account customers. Revenue growth in Other Services was also mitigated by increased lost business and reductions in existing business attributable to the current sluggish economy in the United States and the resulting reduction in the work force.

        Cost of rentals increased 23% over fiscal 2002. Cost of rentals consists primarily of production expenses, delivery expenses and amortization of in service uniforms and other rental items. The cost increase over fiscal 2002 was primarily driven by the growth in Rentals segment revenues. A rise in fuel and energy costs as well as an increase in delivery costs associated with the Omni acquisition (primarily due to expanded route geography and smaller route size) also contributed to this increase. Cost containment initiatives were implemented throughout the year which mitigated the increased fuel, energy and delivery costs.

        Cost of other services increased 9% over fiscal 2002. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses. The increase over fiscal 2002 was due to the growth in Other Services revenue, derived primarily through acquisitions. The increased volume afforded additional overhead coverage, thereby providing a decrease in cost of other services as a percent to Other Services revenue from 70% in fiscal 2002 to 67% in fiscal 2003. Cost containment initiatives implemented throughout the year also supported this reduction in cost of other services as a percent to Other Services revenue.

        Selling and administrative expenses increased 20% over fiscal 2002. This increase was primarily due to increased revenues. The continued rise in medical costs and additional travel expenses also contributed to this increase. The increased travel expense was a result of the Omni acquisition and related integration, as well as a return to more normalized travel versus fiscal 2002, when travel expenses were lower due to the impact of the events of September 11. We also continue to invest heavily in our selling process in order to provide for future growth.

        Net interest expense increased $23 million from the prior year. This increase was primarily a result of interest on $450 million in long-term notes issued in late fiscal 2002 to finance the Omni acquisition (see the Liquidity and Capital Resources section below and Note 5 entitled Long-Term Debt).

        Pre-tax income was $396 million, a 7% increase over fiscal 2002. Pre-tax income from the Rentals segment increased 7% over the prior year, primarily due to higher rental revenue. Pre-tax income was negatively impacted by assimilation costs associated with the Omni acquisition. Pre-tax income for the Other Services segment increased 84% from the prior year, due to increased sales volume and related leveraging of fixed costs. Cost containment initiatives were implemented throughout the year which mitigated increased delivery, medical and fuel costs.

        Cintas' effective tax rate was 37% for both fiscal 2003 and 2002 (see also Note 7 entitled Income Taxes).

        Net income for fiscal 2003 of $249 million was a 6% increase over fiscal 2002 and diluted earnings per share of $1.45 were a 7% increase over fiscal 2002. Return on average equity was 16% in fiscal 2003 and 18% in fiscal 2002.

        Cash, cash equivalents and marketable securities decreased by $27 million in 2003, or 32%, primarily due to repayment of outstanding commercial paper. Cash, cash equivalents and marketable securities will be used to finance future acquisitions, capital expenditures and expansion. Marketable securities consist primarily of municipal bonds and federal government securities.

        Accounts receivable decreased $5 million due to increased collection efforts given current economic conditions. Inventories increased $35 million with additional levels needed to support customers obtained through acquisitions, including Omni, and the conversion of Omni customers to our product line. Additionally, Cintas is now manufacturing more products for our cleanroom and flame resistant clothing customers.

        Net property and equipment decreased by $1 million due to the excess of depreciation over capital expenditures. Certain capital expenditures were delayed in fiscal 2003 given reduced capacity requirements due to the sluggish economy. In fiscal 2003, Cintas completed construction of six new uniform rental facilities and had an additional six uniform rental facilities in various stages of construction to accommodate growth in rental operations.

        Total debt decreased $159 million through repayment of certain debt related to the purchase of Omni, net of the change in fair market value of the debt (see Note 5 entitled Long-Term Debt). This significant debt reduction was possible due to strong cash flows being generated by operations.

Fiscal 2002 Compared to Fiscal 2001

        Total revenue for fiscal 2002 was $2.3 billion, an increase of 5% over fiscal 2001. Revenue from the Rentals segment increased 9%, primarily due to a combination of acquisitions and growth in the customer base. Other Services revenue decreased 6%, primarily due to a delay in customer purchases driven by slow economic conditions and a decline in the hospitality and airline industries resulting from the events of September 11. Despite slow economic growth, internal growth in the Rentals segment averaged over 6% for the year.

        Pre-tax income was $372 million, a 4% increase over fiscal 2001. Pre-tax income from the Rentals segment increased 8% over the prior year, primarily due to higher rental revenue. Pre-tax income for the Other Services segment decreased 37% from the prior year, due to lower sales volume and excess capacity costs.

        Net interest expense decreased $5 million from the prior year due to lower interest rates, a lower average level of debt and a higher average level of cash and marketable securities in fiscal 2002.

        Cintas' effective tax rate was 37% for fiscal 2002 compared to 38% for fiscal 2001, primarily due to tax planning efforts.

        Net income for fiscal 2002 of $234 million and diluted earnings per share of $1.36 both represent a 5% increase over fiscal 2001. Return on average equity was 18% in fiscal 2002 and 20% in fiscal 2001.

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

        Long-term debt levels increased $482 million over fiscal 2001 to fund the Omni acquisition (see additional discussion below in Liquidity and Capital Resources).

Liquidity and Capital Resources

        At May 31, 2003, Cintas had $58 million in cash, cash equivalents and marketable securities, a decrease of $27 million from May 31, 2002. This decrease is primarily due to cash used for debt repayment of $173 million, capital expenditures of $115 million and dividends of $46 million, offset by strong operating cash flows. Cintas' investment policy pertaining to marketable securities is conservative. Preservation of principal, while earning an attractive yield, is the criteria used in making investment decisions.

        Working capital increased $32 million to $573 million in fiscal 2003. This increase is primarily the result of increased inventory levels and uniform and other rental items in service related to the Omni acquisition.

        Capital expenditures for fiscal 2003 totaled $115 million, including $108 million for the Rentals segment and $7 million for Other Services. Cintas continues to reinvest in land, buildings and equipment in an effort to expand capacity for future growth. Cintas anticipates that capital expenditures for fiscal 2004 will approximate $150 million.

        On May 13, 2002, Cintas completed the acquisition of Omni for approximately $659 million. This acquisition, coupled with smaller acquisitions in both the Rentals and Other Services segments, were financed with a combination of approximately $109 million in cash, $450 million in long-term notes, and approximately $100 million in commercial paper. As a result of this additional debt, the total debt to total capitalization ratio was 34% at May 31, 2002. Through current year debt repayment, the total debt to total capitalization ratio has decreased to 25% at May 31, 2003.

        The $450 million in long-term notes consist of $225 million with five-year maturities at a rate of 5.125% and $225 million with ten-year maturities at a rate of 6%. Cintas has earned credit ratings on these notes of "A" from Standard & Poor's and "A2" from Moody's. Cintas also utilizes a $300 million commercial paper program, on which it has earned credit ratings of "A-1" from Standard & Poor's and "Prime-1" from Moody's. These ratings reflect Cintas' commitment to conservative financial policies, strong financial management and a disciplined integration strategy for acquisitions. The commercial paper program is fully supported by a long-term credit facility that matures in 2005. As of May 31, 2003, $40 million in commercial paper was outstanding, which is included in the $54 million of unsecured notes detailed in Note 5.

        During the year, Cintas paid dividends of $46 million, or $.27 per share. On a per share basis, this dividend is an increase of 8% over that paid in fiscal 2002.

        Following is information regarding Cintas' long-term contractual obligations and other commitments outstanding as of May 31, 2003:

Long-Term Contractual Obligations
Payments Due by Period

(In thousands)	Total	One year or less	Two to three years	Four to five years	After five years
Long-term debt(1)	$559,096	$27,800	$57,010	$245,620	$228,666
Capital lease obligations(2)	3,918	451	1,113	1,213	1,141
Operating leases(3)	58,690	15,118	21,896	13,125	8,551
Unconditional purchase obligations	—	—	—	—	—

Total contractual cash obligations	$621,704	$43,369	$80,019	$259,958	$238,358

(1)
Reference Note 5 for a detailed discussion of long-term debt.

(2)
Capital lease obligations are included in long-term debt detailed in Note 5.

(3)
Operating leases consist primarily of building leases and synthetic leases on the two corporate jets.

Other Commitments
Amount of Commitment Expiration Per Period

(In thousands)	Total	One year or less	Two to three years	Four to five years	After five years
Lines of credit(1)	$300,000	$—	$300,000	$—	$—
Standby letters of credit(2)	33,362	33,362	—	—	—
Guarantees	—	—	—	—	—
Standby repurchase obligations	—	—	—	—	—
Other commercial commitments	—	—	—	—	—

Total commercial commitments	$333,362	$33,362	$300,000	$—	$—

(1)
Back-up facility for the commercial paper program (reference Note 5 for further discussion).

(2)
Support certain outstanding debt (reference Note 5), self-insured workers' compensation and general liability insurance programs.

Market Risk

        Cintas manages interest rate risk by using a combination of variable and fixed rate debt, marketable securities and interest rate swap agreements. Earnings are affected by changes in short-term interest rates due to the use of variable rate notes and revolving credit facilities amounting to approximately $131 million, with an average interest rate of 1.61%. This exposure is limited by the purchase of marketable securities and interest rate swap agreements as a hedge against variability in short-term rates. If short-term rates change by one-half percent (or 50 basis points), Cintas' income before taxes would change by approximately $0.7 million. This estimated exposure considers the mitigating effects of marketable securities and swap agreements on the change in the cost of variable rate debt. This analysis does not consider the effects of a change in economic activity or a change in Cintas' capital structure.

Inflation and Changing Prices

        Management believes inflation has not had a material impact on Cintas' financial condition or a negative impact on operations.

Litigation and Environmental Matters

        Cintas is subject to legal proceedings and claims arising from the ordinary course of business, including personal injury, customer contract and employment claims. In addition, Cintas is party to additional litigation, including a class action suit filed in Federal Court in the Northern District of California alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. Cintas believes it has properly classified its service sales representatives as exempt employees and will vigorously defend these allegations. The aggregate liability, if any, with respect to all such actions are not expected to have a material adverse effect on the financial statements.

        Cintas is subject to various environmental laws and regulations, as are other companies in the industry. While costs related to environmental compliance are not a material component of the cost of rentals, Cintas must incur capital expenditures and associated operating costs for water treatment and waste removal on a regular basis. Environmental spending amounted to approximately $12 million in fiscal 2003 and $8 million in fiscal 2002. This spending includes labor and chemical costs for water treatment, as well as costs for waste removal. Capital expenditures to limit or monitor hazardous substances were $3 million in fiscal 2003 and $5 million in fiscal 2002. These expenditures were primarily related to the purchase of water treatment systems.

        Cintas is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. Cintas does not believe that these actions will result in a material adverse effect on its financial position or results of operations.

        An additional detailed discussion of litigation and environmental matters is included in Note 12.

New Accounting Standards

        In compliance with Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, Cintas discontinued the amortization of goodwill effective June 1, 2001. Cintas completed the transitional goodwill impairment test as required by SFAS 142 using a measurement date of June 1, 2001. Based on the results of the transitional impairment test and the annual impairment test conducted in the fourth quarter of fiscal 2002, Cintas was not required to recognize an impairment of goodwill in fiscal 2002. An annual impairment test of goodwill was conducted in the fourth quarter of fiscal 2003, as required by SFAS 142. As a result of this test, there was no impairment of goodwill.

        In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. The standard is effective for years beginning after December 15, 2001. This standard supercedes previous guidance related to impairment or disposal of long-lived assets. For long-lived assets to be held and used, it retains the basic recognition and measurement requirements of Statement of Financial Accounting Standards No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, but addresses certain implementation issues. For long-lived assets to be disposed of by sale, it broadens the definition of disposals that should be reported separately as discontinued operations. Cintas adopted SFAS 144 on June 1, 2002, and it did not have a material effect on the financial statements.

        In November 2002, the FASB issued Financial Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of this Interpretation were applied to guarantees issued or modified after December 31, 2002. Cintas adopted Financial Interpretation No. 45 and it did not have a material effect on the financial statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Cintas is evaluating the effects of Financial Interpretation No. 46 and will adopt this Interpretation on July 1, 2003. The adoption of this Interpretation is not expected to have a material effect on the financial statements.

        In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation—Transition and Disclosure. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Cintas continues to apply Accounting Principles Board Opinion No. 25 for the method used to account for stock-based employee compensation arrangements, where applicable, but has adopted the disclosure requirements of SFAS 148.

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

Property, plant and equipment

        Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which is typically thirty to forty years for buildings, five to twenty years for building improvements, three to ten years for equipment and two to five years for leasehold improvements. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Service contracts and other assets

        Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through the acquisition of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally five to ten years. Certain noncompete agreements, as well as all service contracts, require that a valuation be determined using a discounted cash flow model. The assumptions and judgments used in these models involve estimates of cash flows and discount rates, among other factors. Because of the assumptions used to value these intangible assets, actual results over time could vary from original estimates.

Environmental and litigation

        Cintas is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. Cintas regularly consults with attorneys to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. While a significant change in assumptions and judgments could have a material impact on the amounts recorded for contingent liabilities, Cintas does not believe that they will result in a material adverse effect on the financial statements. A detailed discussion of litigation and environmental matters is included in Note 12.

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

Outlook

        As we look forward to fiscal 2004, the outlook in general continues to be uncertain. Although difficult to predict, we anticipate continued growth in all of our business units. Overall performance, however, will be largely driven by the pace of recovery in the economy. We continue to see significant upside potential for all of our business units, especially given our relatively low 9% market share of a $31 billion estimated potential market. This upside is tempered by current existing economic conditions.

        In the marketplace, competition and related pricing pressure will continue; however, we believe cost containment initiatives, technological advances and continued leverage of our infrastructure will soften or offset any impact.

        Cintas is currently the target of a corporate unionization campaign by the Union of Needletrades, Industrial and Textile Employees and Teamsters. These unions are attempting to pressure Cintas into surrendering our employees' rights to a government-supervised election and unilaterally accept union representation. This is unacceptable. Cintas' philosophy in regard to unions is straightforward: We believe that employees have the right to say yes to union representation and the freedom to say no. This campaign could be disruptive to our business and could adversely affect results of operations. We will continue to vigorously oppose this campaign and to defend our employees' rights.

        We believe that our high level of customer service provided by our partners and supported by our infrastructure, quality products, financial resources and corporate culture will provide for continued business success. However, a number of factors influence future revenue, margins and profit which make forecasting difficult.

Forward-Looking Statements

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as estimates, anticipates, projects, plans, expects, intends, believes, should and similar expressions and by the context in which they are used. Such statements are based upon current expectations of Cintas and speak only as of the date made. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in this Annual Report. Factors that might cause such a difference include the possibility of greater than anticipated operating costs, lower sales volumes, the performance and costs of integration of acquisitions, fluctuations in costs of materials and labor, costs and possible effects of union organizing activities, outcome of pending environmental matters, the initiation or outcome of litigation, higher assumed sourcing or distribution costs of products and the reactions of competitors in terms of price and service. Cintas undertakes no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date on which they are made.

Directors and Officers

Board of Directors

 Paul R. Carter
Retired President of Wal-Mart
Realty Company

Gerald V. Dirvin
Retired Executive Vice President
and Director of The Procter & Gamble Company

Richard T. Farmer
Chairman of the Board of the Corporation

Scott D. Farmer
President and Chief Executive Officer
of the Corporation

James J. Gardner
Retired Vice President
of the Corporation

Robert J. Herbold
Retired Executive Vice President
and Chief Operating Officer of
Microsoft Corporation

Roger L. Howe
Retired Chairman of the Board
of U.S. Precision Lens, Inc.

Robert J. Kohlhepp
Vice Chairman of the Board
of the Corporation

David C. Phillips
Co-Founder Cincinnati Works, Incorporated

Corporate Officers

 Karen L. Carnahan
Vice President and Treasurer

Richard T. Farmer
Chairman of the Board

Scott D. Farmer
President and Chief Executive Officer

Thomas E. Frooman
Vice President and Secretary,
General Counsel

William C. Gale
Senior Vice President and
Chief Financial Officer

Robert J. Kohlhepp
Vice Chairman of the Board

Operating and Staff Officers

 David B. Armbrester
Vice President
Great Lakes Rental Group

Darrell A. Boff
Vice President
MidWest Rental Group

Daniel P. Braun
Vice President
MidSouth Rental Group

Jay T. Bruscato
Vice President
Marketing & Merchandising

James J. Case
Executive Vice President
and Chief Operating Officer
Rental Division West

William L. Cronin
President-National Account
Sales Division

Gregory J. Eling
Vice President
Central Rental Group

Larry L. Fultz
Vice President
Human Resources

Michael P. Gaburo
Vice President
Corporate Development

Arnold Gedmintas
Vice President
Northern Rental Group

J. Todd Gregory
Vice President
SouthCentral Rental Group

Larry A. Harmon
Vice President
Western Rental Group

J. Phillip Holloman
Vice President
Distribution

Jeffry E. Jones
Vice President
NorthWest Rental Group

William C. Langtim
Vice President
NorthCentral Rental Group

Glenn W. Larsen
Vice President
Logistics & Manufacturing

John W. Milligan
Executive Vice President
and Chief Operating Officer
Rental Division East

Robert W. Mitchell, Jr.
Vice President
First Aid & Safety Division

John E. Myers
Vice President
MidAtlantic Rental Group

David Pollak, Jr.
Executive Vice President
and Chief Operating Officer
First Aid & Safety Division

Rodger V. Reed
Vice President
NorthEast Rental Group

Michael E. Schneider
Vice President
Research & Development

Richard B. Surdykowski, Jr.
Vice President
SouthEast Rental Group

Christopher R. Synek
Vice President
SouthWest Rental Group

G. Thomas Thornley
Vice President
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